Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

Confidential draft registration statement no. 1 submitted to the Securities and Exchange Commission on August 28, 2020. This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ContextLogic Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	5961	27-2930953
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

One Sansome Street 40th Floor

San Francisco, CA 94104

(415) 432-7323

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Rajat Bahri

Chief Financial Officer

ContextLogic Inc.

One Sansome Street 40th Floor

San Francisco, CA 94104

415-432-7323

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Ilan Lovinsky Jeffrey R. Vetter Ryan J. Gunderson Colin G. Conklin Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP One Bush Plaza, Suite 1200 San Francisco, CA 94104 (415) 978-9803	Devang S. Shah Renee Jackson Jilliana Wong ContextLogic Inc. One Sansome Street 40th Floor San Francisco, CA 94104 (415) 432-7323	David Peinsipp Eric Jensen Calise Cheng Cooley LLP 101 California Street, 5th Floor San Francisco, CA 94111 (415) 693-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.:

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☒	Smaller reporting company ☐

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Class A Common Stock, $0.0001 par value

(1)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes the aggregate offering price of additional shares that the underwriters have the option to purchase.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

EXPLANATORY NOTE

Pursuant to the applicable provisions of the Fixing America’s Surface Transportation Act, we are omitting unaudited financial statements as of and for the six months ended June 30, 2020 and 2019. While this financial information is otherwise required by Regulation S-X, we reasonably believe that it will not be required to be included in the prospectus at the time of the contemplated offering. We intend to amend this registration statement to include all financial information required by Regulation S-X at the date of such amendment before distributing a preliminary prospectus to investors.

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

The information in this preliminary prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated                , 2020

             Shares

Class A Common Stock

This is the initial public offering of shares of Class A common stock of ContextLogic Inc. (d/b/a “Wish”). We are offering                shares of Class A common stock, and the selling stockholders identified in this prospectus are offering                shares of Class A common stock. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

We have two classes of common stock, Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except voting, transfer, and conversion rights. Each share of Class A common stock is entitled to one vote. Each share of Class B common stock is entitled to 20 votes and is convertible at any time into one share of Class A common stock. See the section titled “Description of Capital Stock” herein for additional information on our capital stock. The holders of our outstanding shares of Class B common stock will hold approximately         % of the voting power of our outstanding capital stock immediately following this offering, and our founder, Chief Executive Officer, and Chairperson, Peter Szulczewski, will hold, or have the ability to control, approximately         % of the voting power of our outstanding capital stock immediately following this offering. See the section titled “Risk Factors—Risks Related to this Offering and Our Class A Common Stock” herein for additional information.

Prior to this offering, there has been no public market for our Class A common stock. It is currently estimated that the initial public offering price will be between $                 and $                per share.

We intend to apply to list our Class A common stock on                  under the symbol “                .”

See the section titled “Risk Factors” beginning on page 19 to read about factors you should consider before deciding to invest in shares of our Class A common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to Wish	$	$
Proceeds, before expenses, to selling stockholders	$	$

(1)	See the section titled “Underwriting” on page 165 for a description of the compensation payable to the underwriters.

To the extent that the underwriters sell more than                 shares of Class A common stock, the underwriters have an option to purchase up to an additional                 shares of Class A common stock from us at the initial public offering price, less the underwriting discounts and commissions.

The underwriters expect to deliver the shares of Class A common stock against payment in New York, New York on                 , 2020.

Goldman Sachs & Co. LLC	J.P. Morgan	BofA Securities

Prospectus dated                 , 2020

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

Through and including                 ,          (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Neither we, the selling stockholders, nor any of the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by us or on our behalf or to which we have referred you. Neither we, the selling stockholders, nor any of the underwriters take any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares our Class A common stock offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of the date on the front cover of the prospectus. Our business, financial condition, results of operations, and prospects may have changed since that date.

For investors outside the United States: Neither we, the selling stockholders, nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our Class A common stock and the distribution of this prospectus outside of the United States.

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

PROSPECTUS SUMMARY

This summary highlights information appearing elsewhere in this prospectus and is qualified in its entirety by the more detailed information and financial statements included elsewhere in this prospectus. This summary does not contain all the information you should consider before investing in our Class A common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus, before making any investment decision. Unless the context otherwise requires, we use the terms “Wish,” the “company,” “we,” “us,” and “our” in this prospectus to refer to ContextLogic Inc. (d/b/a “Wish”).

Overview

We launched Wish with a simple mission—to bring an affordable and entertaining mobile shopping experience to billions of consumers around the world. Since our founding in 2010, our vision has been to unlock ecommerce for consumers and merchants, by providing consumers access to a vast selection of affordable products and by providing merchants access to hundreds of millions of consumers globally. We have become one of the largest and fastest growing global ecommerce platforms, connecting more than 100 million monthly active users (“MAUs” or “monthly active users”) in over 100 countries to over 500,000 merchants offering approximately 150 million items. Our platform combines technology and data science capabilities, an innovative and discovery-based mobile shopping experience, a comprehensive suite of indispensable merchant services, and a massive scale of users, merchants, and items. This combination has allowed us to become the most downloaded global shopping app for each of the last three years according to a report from Sensor Tower.1

We are focused on democratizing mobile commerce by making it affordable and accessible to anyone. The global mobile commerce market was $2.1 trillion in 2019 and is expected to more than double to reach $4.5 trillion by 2024.2 While ecommerce grew from 3% of global commerce in 2010 to 14% in 2019, ecommerce companies have largely focused on serving affluent consumers by offering branded goods and prioritizing convenience over price. However, 44% of U.S. consumers and 85% of European consumers have a household income of less than $75,0003 and cannot afford many traditional ecommerce offerings. Additionally, in the emerging economies of Africa, the Middle East, Latin America, and Eastern Europe, where the average household income is approximately $18,000, affordability will be the key element for users shopping online. We believe that the next billion ecommerce customers will be these value-conscious consumers. According to a survey we conducted in 2020 across 2,850 consumers in select countries, approximately 75% of those responding prioritize the price of an item over brand and delivery time. We built Wish to serve these consumers who favor affordability over brand and convenience, and are being underserved by traditional ecommerce platforms.

We are revolutionizing mobile commerce with a user experience that is mobile-first, discovery-based, deeply-personalized, and entertaining. Over 90% of our user activity and purchases occur on our mobile app. Our data science capabilities allow us to mirror how consumers have shopped for decades in brick-and-mortar stores by offering a discovery-based shopping experience on a mobile device. Our highly-personalized product feed enables our users to discover products they want to purchase by simply scrolling through our mobile app and browsing. Over 70% of the sales on our platform do not involve a search query and instead come from personalized browsing. Wish users

[1]	Sensor Tower, analysis of store intelligence platform data, November 2019.
[2]	eMarketer, Global eCommerce 2020, June 2020.
[3]	Euromonitor International Limited, Economies and Consumers, updated August 2020.

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

engage with our app in a similar manner to how they engage with social media: scrolling through image-rich, highly-engaging, and interactive content. To enhance user engagement, we incorporate fresh gamified features, rich user-generated content including photos, videos, and reviews, and a wide range of relevant products to make shopping more entertaining. Our differentiated user experience has driven superior engagement with Wish users spending on average 10 minutes per day on our platform in 2019.

We also built Wish to empower merchants around the world. Today, most of our merchants are based in China. We initially grew our platform focusing on merchants in China, the world’s largest exporter of goods for the last decade,4 due to these merchants’ strength in selling quality products at competitive prices. We continue to expand our merchant base around the world. The number of merchants on our platform in North America, Europe, and Latin America has grown approximately 130% since 2019. In particular, the number of merchants on our platform in the United States has grown approximately 150% since 2019. Through our diversified and global merchant base, we are able to offer greater depth and breadth of categories and products. For example, in 2019, four out of the top 10 selling merchants on our platform were located in the United States selling refurbished electronics, beauty products, and hobby items, which illustrates the ongoing diversification of our merchant base and product categories. We give our merchants immediate access to our global base of over 100 million monthly active users and a comprehensive suite of indispensable services, including demand generation and engagement, user-generated content creation, data intelligence, promotional and logistics capabilities, and business operations support, all in a cost-efficient manner.

Local brick-and-mortar stores worldwide are struggling to attract consumers and compete in a retail world being transformed by ecommerce and industry consolidation. We launched Wish Local in 2019 to help these merchants increase their online reach and discovery, gain foot traffic, and drive additional sales. Today, we have over 40,000 Wish Local partners in over 40 countries who have signed up to our Sell on Wish feature to upload their in-store inventory on Wish for local pick-up or delivery. Our Wish Local partners also serve as Wish Pickup locations for online Wish orders, which effectively gives us a local warehousing and fulfillment footprint around the world without owning any real estate.

Our scale, combined with our extensive data science capabilities, provides us with a unique competitive advantage and is core to our business operations. We collect, analyze, and utilize data across over 100 million monthly active users, over 500,000 merchants, and approximately 2 million items sold per day to improve the shopping experience for users and the selling experience for merchants. Our proprietary algorithms analyze a rich and growing data set of transactions and historical behaviors of both users and merchants to drive continuous optimization on the platform and inform key business decisions on a daily basis. Our data science enables personalization at the individual user level at a massive scale and drives significant advantages across all aspects of our business operations, including user acquisition, user experience, pricing strategies, user-generated content, merchant insights, and user and merchant support. For example, our user acquisition strategies utilize our data science capabilities to make decisions on what to show to whom, when, and through which acquisition channel, with a focus on maximizing our return on marketing investment and user conversion. We also leverage our data and unique insights to extend our platform outside of our core business and drive additional growth opportunities, including new services to merchants and new categories for users.

Our proprietary data and technology also fuel our powerful network effects. As Wish grows, we accumulate more data across user and merchant activities, we strengthen our data advantage, and we create an even better experience for everyone on our platform, which in turn attracts more users and

[4]	The World Factbook 2020. Washington, DC: Central Intelligence Agency, 2020.

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

merchants. As more users come to Wish, driven by the affordable value proposition and differentiated shopping experience, we drive more sales to our merchants. Adding more users also reinforces our user-generated feedback loop of ratings, reviews, photos, and videos, which drives greater user engagement. As more merchants succeed on Wish, more merchants join the platform to grow their businesses, broadening our product selection, which in turn improves the user experience. This flywheel effect has driven tremendous value to both users and merchants and has made Wish one of the largest ecommerce marketplaces in the world.

We have experienced substantial growth since our founding in 2010. We grew our revenue from $1.1 billion in 2017 to $1.9 billion in 2019 at a compound annual growth rate of 31%. Our revenue is diversified and global. In 2019, 93% of our revenue was from marketplace services and 7% was from logistics services. Within our marketplace, we built an advertising service with annual run-rate revenue of nearly $180 million, based on the three months ended June 30, 2020. In terms of geographic diversification by users, in 2019, 49% of our marketplace revenue came from Europe, 38% from North America, 5% from South America, and 8% from the rest of the world. Our growth has been highly capital efficient. We have been able to achieve this massive growth and scale while only using $8 million of cumulative cash flow from operations from 2017 to 2019, aided by our positive working capital dynamics. In 2019, we generated a net loss of $129 million and Adjusted EBITDA of $(127) million, compared to a net loss of $208 million and Adjusted EBITDA of $(211) million in 2018, and a net loss of $207 million and Adjusted EBITDA of $(135) million in 2017, which improved from (12)% of revenue in 2017 to (7)% of revenue in 2019. See “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures” for more information and for a reconciliation of Adjusted EBITDA to net loss, the most directly comparable financial measure calculated and presented in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

Our Market Opportunity

Global ecommerce is a massive and growing market. In 2019, global ecommerce was a $3.4 trillion market expected to nearly double to reach $6.3 trillion by 2024. Within ecommerce, mobile is the clear dominant force, comprising 63% of global ecommerce in 2019, and is expected to grow to 71% by 20245. While the market is large and rapidly growing, modern ecommerce has not evolved to fit the expectations and affordability needs of the global population.

Billions of Value-Conscious Consumers Are Underserved

Value-conscious consumers represent a large and growing portion of the global consumer population, and they have been historically underserved by traditional ecommerce. For this segment of the global population, price is often the single most important determinant when making a purchase. Forty-four percent of U.S. consumers and 85% of European consumers have a household income of less than $75,0006, and we estimate that there are over 1 billion households with income of less than $75,000 around the world, excluding China and India. Additionally, in the emerging economies of Africa, the Middle East, Latin America, and Eastern Europe, where the average household income is approximately $18,000, affordability will be the key element for users shopping online for the first time. We believe that the next billion ecommerce customers will be these value-conscious consumers.

[5]	eMarketer, Global eCommerce, 2020.
[6]

Euromonitor - Households by Disposable Income Band in Latin America, Eastern Europe, Western Europe and USA 2019-2020 and Number of Households in Latin America, Eastern Europe, Western Europe and USA 2019-2020

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Traditional Ecommerce Does Not Meet Evolving Consumer Behavior

Shopping in store allows consumers to browse and discover new products that they want, driving many consumers to purchase items beyond their planned purchases. This type of navigational browsing often creates purchase intent for new products.

The largest ecommerce companies in the world were created on desktop, and their consumer experiences are predominantly search-driven rather than discovery-based. When porting that search-driven experience to mobile, consumers can shop for what they know they need, but struggle to browse, engage, and discover new products.

Merchants Around the World Lack Access to Global Consumers

Ecommerce represents a massive opportunity for global merchants, but they often struggle to access and serve global ecommerce consumers. IDC estimates that there are approximately 348 million small- and medium-sized businesses (“SMBs”) around the world as of 2019,7 and the success of these businesses is imperative to local, national, and global economies. SMBs make up over 90% of all enterprises globally and employ over 50% of the global workforce.8 Despite their scale and economic power collectively, individual SMBs are often challenged, as evidenced by approximately 20% of U.S. SMBs failing in their first year and approximately 50% failing after five years in business, according to 2019 data.9 For merchants around the world to grow their businesses, the ability to reach and target consumers at scale is critical.

Merchants Lack Technology-Driven Tools to Operate Their Businesses

Many merchants lack the tools to operate their businesses efficiently, including expertise and resources to acquire users, a shipping and logistics platform, payment capabilities, access to credit, effective user support, and comprehensive data insights. For example, based on an independent survey, almost half (45%) of SMBs in the United States have reported a lack of any online presence, demonstrating challenges these merchants face in running their businesses in an increasingly digital world.10

The Wish Platform

Our global ecommerce platform connects over 100 million monthly active users in over 100 countries to over 500,000 global merchants. We seek to democratize ecommerce by making the Wish platform affordable, open, and accessible to all users and merchants worldwide. We do this through our relentless focus on product, technology, and data science. For our users, we are revolutionizing the mobile shopping experience by making it affordable, personalized, and entertaining. For our merchants, we offer immediate, cost-efficient access to our global user base, scaled data, and technology platform, as well as a comprehensive suite of indispensable services to help run their businesses and drive sales. To serve our global and diversified user and merchant base, we approach our platform development with a specific geographic focus, tailoring key features to solve for the needs of that locality, and enabling an authentic, localized experience.

[7]	IDC, Understanding the Needs of the Global Small and Medium-Sized Business Market, US46393020, May 2020.
[8]	United Nations Conference on Trade and Development, The International Day of Micro, Small and Medium Enterprises (MSMEs), June 2020.
[9]	Small Business Administration (SBA) Office of Advocacy, Frequently Asked Questions, 2018.
[10]	CNBC Small Business Survey, 2017, updated May 2019.

Confidential Treatment Requested by ContextLogic Inc.

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Value Proposition to Wish Users

We have democratized ecommerce by making it:

•

Affordable. Price is the single most important determinant when making a purchase for a substantial portion of the global population, and we aim to serve the affordability needs of these consumers. The merchants on our platform offer primarily unbranded products that can be discounted in excess of 85% as compared to branded alternatives across a number of categories[11]. We have a number of policies which, in combination with our robust user-generated content, promote higher quality merchants and products on our platform. This allows us to offer a vast selection of high-quality items at competitive prices, a value proposition that attracts more than 100 million monthly active users to our platform.

•

Accessible. Within ecommerce, mobile is the clear dominant force, comprising 63% of global ecommerce in 2019, and is expected to grow to 71% by 2024.[12] We built Wish to be mobile-first so any consumer around the world can easily access our shopping platform on a mobile device. We also do not have membership fees, understanding that millions of consumers are value-conscious and/or would not be able to afford such fees.

•

Everywhere. To better serve our global user base, we localize various features on our online platform and tailored our experience to each respective market through, for example, making it accessible in 40 different languages and providing country-specific payment methods. This localization improves the engagement of our large, diverse user base, in addition to connecting our users with more than 40,000 local brick-and-mortar stores.

We have re-invented the online shopping experience to be:

•	Mobile-First. Wish was built for mobile. Our application is image-rich, with minimal search input or text-based interactions. Over 90% of our user activity and purchases occur on our mobile app.

•

Discovery-Based. Our platform is designed to make it easy to navigate a vast selection of products when users do not have a specific item or brand in mind. On average, our users see over 500 distinct products across many different categories on a daily basis. Unlike other ecommerce platforms where consumers often visit with a predetermined purchase intent on specific items, our navigational and entertaining shopping experience gives us the ability to create purchase intent in our users across a diverse set of products and categories. Over 70% of the sales on our platform do not involve a search query and instead come from personalized browsing.

•

Personalized. No two users’ Wish interfaces and product feeds look the same. Utilizing big data technology, we enable customization on a massive scale. We deliver personalized and curated products to our users and help them discover desired products quickly. Over 65% of our users click on a product detail page from the main feed.

•

Entertaining. We have transformed the user experience to make shopping on Wish as engaging and entertaining as browsing social media. We utilize highly-personalized feeds with a wide range of relevant products as well as gamified, interactive, and social features to increase the length and frequency of a user’s sessions and drive increased engagement. Wish users spent on average 10 minutes per day on our platform in 2019.

[11]	Based on current internal research.
[12]	eMarketer, Global eCommerce, 2020.

Confidential Treatment Requested by ContextLogic Inc.

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Value Proposition to Wish Merchants

Accessible and Cost-Efficient Ecommerce Platform. We give our merchants immediate access to our global base of over 100 million monthly active users and a comprehensive suite of indispensable services in a cost-efficient manner to help them run their businesses and grow sales. We seek to empower these highly capable merchants offering quality products at compelling values and unlock this supply of goods to consumers globally.

In addition, we give our merchants the following indispensable services:

Demand Generation and Engagement

•

Global Reach for Online Merchants. Wish gives merchants immediate access to over 100 million monthly active users across more than 100 countries, with a significant user footprint in the United States and Europe. We help our merchants reach these users in a highly targeted and cost-efficient manner.

•

Digital Presence for Brick-and-Mortar Stores. Through Wish Local, we partner with a global network of local brick-and-mortar stores and provide them with access to our global online user base and help enable online discovery of their stores and products.

•

Promotion. Wish merchants can amplify their reach and sales by utilizing our native advertising tool, ProductBoost. We utilize data science to optimize ad placement, target users, and maximize the merchant’s return on ad spend.

User-Generated Content Creation. User-generated content, in particular, authentic, localized content, can meaningfully improve user engagement and increase the purchases of products on our platform. Our value-conscious users rely on user-generated content such as reviews, ratings, photos, and videos, rather than brand recognition, when making purchase decisions. Our data science prioritizes items with favorable reviews, higher ratings and shipping history, connecting buyers with high-quality merchants and enhancing both the user and merchant experience.

Data Intelligence

•

Data Insight. We provide our merchants a comprehensive data set to run their businesses through the Wish Merchant Dashboard. This dashboard helps our merchants improve their performance in terms of total impressions, overall sales, product assortment, service quality, fulfillment, shipping needs, and refunds, among others.

•	Revenue Impact. Our proprietary, state-of-the-art data science capabilities are designed to display products to users who are most likely to buy them, in turn driving more revenue to merchants.

Logistics

•

Shipping Logistics. With ongoing changes to the global postal regulations and increase in cross-border sales volume, logistics has become paramount for small merchants to succeed in ecommerce. We have developed a number of logistics programs to provide a set of reliable cross-border logistics solutions at competitive costs for our merchants. We believe that ensuring a consistent delivery experience for our users increases value to our merchants by boosting sales volumes and minimizing returns.

•	Wish Local Pick-Up. Through our Wish Local partnerships, we enable our online merchants to send their inventory to our over 40,000 partner pick-up locations in close proximity to users to

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allow for quicker, localized pickup. These Wish Local stores effectively give us a local warehousing and fulfillment footprint around the world without owning any real estate.

Business Operations

•	Optimization Tools, Services, and Education. We provide tools, services, and ongoing education to our merchant base to help them improve their business operations and drive greater success.

•	Merchant Support. Wish assists merchants with international compliance, payment processing, user support, and certain other services.

Data Science

Our technology and data science capabilities drive all aspects of our business. Our data advantage comes from our rich and growing data set of historical and recent user and merchant behaviors and transactions, and deep understanding of our more than 100 million monthly active users, over 500,000 merchants, and approximately 2 million items sold per day. All of this feeds into a proprietary data science algorithm that we continuously optimize for more intelligent insights and decision making.

Key examples of how we use data science to drive our business include:

•

User Acquisition: We leverage the power of our proprietary data to make decisions on what to show to whom, when, and through which acquisition channel, with a focus on maximizing our return on marketing investment and conversion.

•

Lifetime Value Maximization: Data science plays a critical role in maximizing lifetime value (“LTV”) of our users and optimizing the initial user acquisition investment. We use data science to determine the allocation of marketing investment across different users, marketing channels, and user acquisition and re-engagement strategies.

•

Dynamic Pricing: We utilize our data to dynamically vary prices across products to optimize conversion as well as our margin. This type of shopping environment is well suited to gauge user demand and conduct price discovery on a global level as well as on an individual user level. We take into account characteristics of the product and the user to estimate price sensitivity and vary pricing to achieve a margin target at the user and basket level, as opposed to on individual items.

•

User Personalization: Our proprietary algorithms utilize a rich and growing data set of historical and recent user behaviors that includes browsing data, past transactions, reviews, and preferences noted on Wish, to display only the most relevant and personalized content. This data-driven approach enables efficient and enjoyable navigation and discovery on a mobile screen, creates purchase intent across a diverse set of products, and increases conversion to sales. For every 100 user sessions on our platform, an average of approximately 40 items get added to cart.

•

User-Generated Content: Our platform offers mostly unbranded goods today. Our value-conscious users rely on user-generated content such as reviews, ratings, photos, and videos, rather than brand recognition, when making purchase decisions. This makes the user-generated content on our platform an important source of trust and quality for our largely unbranded product selection.

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•

Merchant Insights: Our platform includes a merchant dashboard with built-in analytics to help merchants sell more products and track their performance. Our data capabilities help merchants better understand user behavior and preferences, enabling them to operate more intelligently and efficiently.

•

ProductBoost: ProductBoost is our native advertising tool for merchants, which helps them promote their products on our platform. We utilize data science to improve the performance of ProductBoost and help maximize the merchants’ return on their ad spend. Approximately 28% of our merchants have used ProductBoost in 2020 to date.

•

Logistics: We leverage data science to improve transparency and logistics operational efficiency for our merchants, while also aiming at reducing shipping time and improving delivery reliability for our buyers.

•

User and Merchant Support: We use data to understand what a user or merchant is likely to need help with in order to improve the quality of support and maximize cost efficiency of providing such support.

Our Growth Strategy

Grow Our Base of Users

•

Continue to Acquire New Users. We are focused on growing our user base around the world. We currently serve users in over 100 countries. We estimate that there are over 1 billion households with income of less than $75,000 around the world, excluding China and India.

•

Drive User Conversion. We have over 13 million monthly active buyers[13] and over 100 million monthly active users on the platform. We will continue to drive greater user engagement and convert more active users on our platform to become active buyers by utilizing our data science and introducing more interactive and entertaining features.

•

Drive Profitable Lifetime Value from Existing Users. We plan to continue to improve the engagement and monetization of our users on our platform to maximize their lifetime value. We plan to achieve this goal by:

○	Using our data science to drive personalization of our platform;

○	Continuing to offer attractive discounts and value, an entertaining user experience, and robust user-generated content; and

○	Improving our ease of use by investing in our user support and logistics infrastructure to enable faster deliveries and localization of our platform.

•	Expand Geographically. We intend to continue to expand our global footprint and enter new geographies and acquire new users in those markets.

Grow Our Base of Merchants and Offerings

•

Diversify Our Merchant Base and Expand Product Categories. As we grow and diversify our merchant base, we partner with other merchant platforms, such as PayPal, ShipStation and PlentyMarkets, to acquire additional merchants outside of China and expand our geographic reach and diversity across the merchant base. We will continue to expand product selection to provide more diversified products at competitive price points to our users.

[13]	Based on available internal data from January 2020 to June 2020.

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

•

Broaden Merchant Services. We intend to add additional services to help our merchants grow their businesses and sell more on Wish. These services include educational content and resources as well as tools enabling merchants to promote their products in a variety of ways both on and off the Wish platform, efficiently manage working capital, and fulfill and ship their orders.

•

Expand Logistics Platform. We plan to continue to expand our logistics platform and optimize our proprietary logistics programs. Through strategic partnerships with selected regional postal networks and commercial logistics partners, we aim to become an integrated part of the cross-border logistics value chain with our own logistics services and provide faster and more reliable delivery to our buyers. We are also exploring the opportunity to open up our logistics programs to merchants outside of Wish.

•

Grow Our Wish Local Offering. We aim to continue to expand our Wish Local program to drive both online and offline commerce. Wish Local enables local brick-and-mortar stores to digitize their storefronts by uploading their in-store inventory on our platform and selling to our global user base. These stores in turn give us access to local warehousing and fulfillment footprint at more than 40,000 stores around the world by serving as Wish Pickup locations for online Wish orders.

Continue to Innovate and Extend Our Platform

•

Monetize Brick-and-Mortar Stores. As we continue to grow our Wish Local program, we plan to explore different ways in which we can further enhance our value proposition and monetize our offering, whether in the form of additional traffic or sales to the store.

•

Add New Product Categories. We plan to continue to diversify product categories and service offerings on Wish. These new product categories include consumer packaged goods (“CPG”) products and in-person services primarily offered through our Wish Local merchants as well as affordable brands and off-price branded inventory.

•

Expand to New Advertising Partners. We believe our user base presents a diverse and global audience that is attractive for advertisers across many end markets beyond ecommerce, including financial services, subscription services, and travel. We see a significant opportunity to connect these advertisers with our users to expand our advertising partners beyond our merchant base.

•

Grow First-Party Sales. We leverage the data across our platform to identify key selling trends and consumer preferences to source branded and unbranded inventory directly from manufacturers and sell on our platform. While this revenue is a modest amount today, we will continue to experiment with and optimize first-party sales including our private label strategy.

•

Open Our Commerce Platform to Additional Businesses. We plan to open the Wish commerce platform and capabilities to additional businesses not currently on our platform. For example, we intend to offer access to our logistics offering to any merchant who engages in ecommerce and wants a reliable, affordable, and global shipping solution. Similarly, we plan to offer our digital performance marketing solutions to any advertiser, regardless of their vertical or end market.

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

Risks Associated With Our Business

Investing in our Class A common stock involves substantial risk. These risks are described in the section titled “Risk Factors” immediately following this summary. Some of these risks include the following:

•	Our efforts to acquire new users and engage existing users may not be successful or may be more costly than we expect, which could prevent us from maintaining or increasing our revenue.

•

If we are unable to promote, maintain, and protect our brand and reputation and offer a compelling user experience, our ability to attract new users and engage with our existing base of users will be impaired.

•

If we lose the services of Peter Szulczewski, our founder, Chief Executive Officer (“CEO”), and Chairperson, or other members of our senior management team, we may not be able to execute our business strategy.

•

We rely on the Apple App Store and the Google Play Store to offer and promote our app. If we are unable to maintain a good relationship with such platform providers, if their terms and conditions change to our detriment, if we violate, or if a platform provider believes that we have violated, the terms and conditions of its platform, our business will suffer.

•

Our brand, reputation, and business may be harmed if our merchants use unethical or illegal business practices, including the sale of counterfeit or fraudulent products or if our policies and practices with respect to such sales are perceived or found to be inadequate, and we may be impacted by the unlawful activity of merchants on our platform.

•	We face intense competition, the market in which we operate is rapidly evolving and if we do not compete effectively, our results of operations and financial condition could be harmed.

•	The COVID-19 pandemic may adversely affect our business and results of operations.

•

Economic tension between the United States and China, or between other countries, may intensify and the United States, China, or other countries may adopt drastic measures in the future that impact our business.

•

Any significant disruption in service on our platform or in our computer systems, some of which are currently hosted by third-party providers, could damage our reputation and result in a loss of users, which would harm our business and results of operations.

•

The dual class structure of our common stock has the effect of concentrating voting control with our founder, CEO and Chairperson, Peter Szulczewski, and also with our employees; this will limit or preclude your ability to influence corporate matters. The holders of our outstanding Class B common stock will hold approximately     % of the voting power of our outstanding capital stock following this offering, with     % held by Mr. Szulczewski.

•	We may be involved in litigation matters or other legal proceedings that are expensive and time consuming.

•

Our certificate of incorporation will provide that the Court of Chancery of the State of Delaware and the federal district courts of the United States of America will be the exclusive forums for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

See “Risk Factors” immediately following this prospectus summary for a more thorough discussion of these and other risks and uncertainties we face.

Our Corporate Information

We were incorporated in the state of Delaware in June 2010 as ContextLogic Inc., d/b/a “Wish.” Our principal executive offices are located at One Sansome Street 40th Floor, San Francisco, California 94104. Our telephone number is (415) 432-7323. Our website address is www.wish.com. The information contained in, or accessible through, our website is not part of, and is not incorporated into, this prospectus, and investors should not rely on any such information in deciding whether to invest in our Class A common stock.

Trademarks

We use various trademarks, trade names, and design marks in our business, including Wish™, Wish Shopping Made Fun™, W™, WishPost™, Wish Pickup™, Wish Local™, ProductBoost™, and ContextLogic™. This prospectus also contains trademarks and trade names of other businesses that are the property of their respective holders. We do not intend our use or display of other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

The Offering

Class A common stock offered by us	shares.

Class A common stock offered by the selling stockholders	shares.

Option to purchase additional shares	shares.

Class A common stock to be outstanding after this offering	shares (or shares if the underwriters exercise in full their option to purchase additional shares).

Class B common stock to be outstanding after this offering	shares.

Total Class A and Class B common stock to be outstanding after this offering	shares.

Use of proceeds

We estimate that our net proceeds from this offering will be approximately $         million, or approximately $         million if the underwriters exercise in full their option to purchase additional shares, assuming an initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We will not receive any of the proceeds from the sale of shares of Class A common stock by the selling stockholders.

The principal purposes of this offering are to increase our capitalization and financial flexibility and create a public market for our Class A common stock, obtain additional working capital, and facilitate our future access to the public equity markets to allow us to implement our business plan. We currently intend to use the net proceeds received by us from this offering for working capital, operating expenses, sales and marketing expenses to fund the growth of our business, and capital expenditures. In addition, we may use a portion of the net proceeds to acquire complementary businesses, products, services, or technologies. However, we have no current understandings, agreements or commitments for any specific material acquisitions at this time. For a more complete description of our intended use of the proceeds from this offering, see the section of this prospectus titled “Use of Proceeds.”

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

Voting rights

Each share of our Class A common stock entitles its holder to one vote on all matters to be voted on by stockholders generally. Each share of our Class B common stock entitles its holder to 20 votes on all matters to be voted on by stockholders generally.

Holders of our Class A common stock and Class B common stock will generally vote together as a single class, unless otherwise required by law or our amended and restated certificate of incorporation.

The holders of our outstanding Class B common stock will hold approximately     % of the voting power of our outstanding capital stock following this offering and will have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors and the approval of any change in control transaction. For additional information, see the sections of this prospectus titled “Principal and Selling Stockholders” and “Description of Capital Stock.”

All shares of Class B common stock will automatically convert, on a one-for-one basis, into shares of Class A common stock on the earliest of (i) the 10-year anniversary of the closing date of this offering, (ii) the date on which the number of outstanding shares of Class B common stock represents less than 5% of the aggregate combined number of outstanding shares of Class A common stock and Class B common stock, (iii) the date specified by a vote of the holders of a majority of the then outstanding shares of Class B common stock, and (iv) a date that is between 90 and 270 days, as determined by the board of directors, after the death or permanent incapacity of Peter Szulczewski, our founder, CEO, and Chairperson.

Concentration of ownership

Following this offering, the holders of our outstanding Class B common stock will beneficially own     % of our outstanding shares and     % of the voting power of our outstanding shares and our directors, executive officers, greater than 5% stockholders and their respective affiliates will hold in the aggregate approximately     % of the voting power of our outstanding capital stock following this offering, assuming no exercise of the underwriters’ option

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

to purchase additional shares of our Class A common stock from the selling stockholders in this offering. In addition, Peter Szulczewski, our founder, CEO, and Chairperson, will be able to exercise voting rights with respect to an aggregate of         shares of Class B common stock, which will represent approximately     % of the voting power of our outstanding capital stock following this offering.

Risk factors

See the section of this prospectus titled “Risk Factors” and the other information included in this prospectus for a discussion of factors you should consider before deciding to invest in our Class A common stock.

Proposed trading symbol	“ ”

The number of shares of our Class A common stock and Class B common stock that will be outstanding after this offering is based on                shares of our Class A common stock (including our redeemable convertible preferred stock on an as-converted basis) and                shares of our Class B common stock outstanding as of September 30, 2020, and excludes:

•

            shares of our Class B common stock issuable upon the exercise of options outstanding as of September 30, 2020 under our 2010 Stock Plan, with a weighted-average exercise price of approximately $                per share;

•	shares of Class B common stock issuable upon the exercise of options granted under our 2010 Stock Plan after September 30, 2020, with a weighted-average exercise price of approximately $ per share;

•

            shares of our Class B common stock issuable under restricted stock units (“RSUs”) that were outstanding as of September 30, 2020 for which the service condition was not satisfied as of September 30, 2020;

•	shares of our Class B common stock issuable under RSUs that were granted after September 30, 2020;

•	shares of our Class B common stock issuable upon exercise of a warrant at an exercise price of $ per share; and

•	shares of our common stock reserved for issuance under our equity compensation plans, consisting of:

•	shares of our Class A common stock that will be reserved for issuance under our 2020 Equity Incentive Plan,

•

                 shares of our Class B common stock reserved for issuance under our 2010 Stock Plan as of September 30, 2020, which will become available for issuance under our 2020 Equity Incentive Plan on the date of this prospectus, and

•	shares of our Class A common stock that will be reserved for issuance under our 2020 Employee Stock Purchase Plan.

On the date of this prospectus we will cease granting awards under our 2010 Stock Plan. Our 2020 Equity Incentive Plan and 2020 Employee Stock Purchase Plan also provide for automatic

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

annual increases in the number of shares reserved thereunder (evergreen provisions), as more fully described in “Executive Compensation—2020 Equity Incentive Plan” and “Executive Compensation—2020 Employee Stock Purchase Plan.”

Except as otherwise indicated, all information in this prospectus assumes or gives effect to the following:

•

the filing and effectiveness of our amended and restated certificate of incorporation in Delaware and the adoption of our amended and restated bylaws, each of which will occur immediately prior to the completion of this offering;

•

the reclassification of all outstanding shares of our common stock into an equivalent number of shares of our Class B common stock, as if such reclassification had occurred immediately prior to the completion of this offering;

•

the automatic conversion of all outstanding shares of redeemable convertible preferred stock into an aggregate of                 shares of our Class A common stock, the conversion of which will occur immediately prior to the completion of this offering;

•	the automatic conversion of shares of our Class B common stock into an equal number of shares of our Class A common stock upon their sale by the selling stockholders in our initial public offering;

•	no exercise of the outstanding options or settlement of the RSUs described above;

•

the exercise of an outstanding warrant to purchase                shares of our Series B redeemable convertible preferred stock outstanding as of September 30, 2020 into                shares of our Class A common stock on a net-exercise basis (assuming an initial public offering price of $                per share, the midpoint of the price range set forth on the cover page of this prospectus), which we expect to occur immediately prior to the completion of this offering;

•

the issuance of                shares of our Class B common stock subject to RSUs for which the service condition was satisfied as of September 30, 2020, and for which we expect the performance condition to be satisfied in connection with this offering;

•	the effectiveness of a -for-1 stock split of our common stock to be effected on ; and

•	no exercise by the underwriters of their option to purchase up to an additional shares of our Class A common stock.

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

Summary Consolidated Financial and Other Data

You should read the summary consolidated financial and other data in conjunction with the sections of this prospectus caption titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Selected Consolidated Financial and Other Data” and the consolidated financial statements and related notes found elsewhere in this prospectus.

The summary consolidated statements of operations and comprehensive loss data for the years ended December 31, 2017, 2018, and 2019, and the summary consolidated balance sheet data as of December 31, 2019, are derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. The following tables also show certain operational metrics and non-GAAP financial measures. Our historical results and key metrics are not necessarily indicative of future results.

	Year Ended December 31,
	2017(3)	2018(3)	2019
Summary Consolidated Statements of Operations and Comprehensive Loss Data:	(in millions, except share and per share data)
Revenue	$1,101	$1,728		$1,901
Cost of revenue(1)	205	278		443

Gross profit	896	1,450		1,458
Operating expenses:(1)
Sales and marketing	989	1,576		1,463
Product development	28	45		74
General and administrative	26	52		65

Total operating expenses	1,043	1,673		1,602

Loss from operations	(147)	(223)		(144)
Other income (expense), net:
Interest and other income (expense), net	10	15		19
Remeasurement of redeemable convertible preferred stock warrant liability	(70)	–		(3)

Loss before provision for income taxes	(207)	(208)		(128)
Provision for income taxes	–	–		1

Net loss and comprehensive loss	(207)	(208)		(129)
Deemed dividend to redeemable convertible preferred stockholders	(40)	–		(7)

Net loss attributable to common stockholders	$(247)	$(208)		$(136)

Net loss per share attributable to common stockholders, basic and diluted(2)	$(24.60)	$(20.20)		$(13.07)

Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted(2)	10,038,841	10,296,604		10,404,562

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(2)			$

Weighted-average shares used in computing pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(2)

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

(1)

Cost of revenue and operating expenses include stock-based compensation expense of $8 million, $2 million, and $2 million for the year ended December 31, 2017, 2018, and 2019, respectively. Following this offering, our future operating expenses, particularly in the quarter in which this offering is completed, will include substantial stock-based compensation expense with respect to our RSUs as well as any other stock-based awards we may grant in the future.

(2)

See Note 11 and Note 12 of the notes to our consolidated financial statements included in this prospectus for a description of how we compute basis and diluted net loss per share attributable to common stockholders and pro forma basic and diluted net loss per share attributable to common stockholders.

(3)

On January 1, 2018, we adopted Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (“Topic 606”), on a modified retrospective basis. Accordingly, our audited consolidated financial statements for 2018 and 2019 were reported under Topic 606. Our audited consolidated financial statements for 2017 were reported under Accounting Standards Codification (“ASC”) Topic 605, Revenue Recognition (“Topic 605”). See Note 2 of the notes to our consolidated financial statements included in this prospectus.

	As of December 31, 2019
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
	(in millions)
Summary Consolidated Balance Sheet Data:
Cash, cash equivalents and marketable securities	$1,078	$	$
Working capital	134
Total assets	1,366
Redeemable convertible preferred stock warrant liability	127
Redeemable convertible preferred stock	1,536
Total stockholders’ deficit	$(1,439)

(1)

Reflects, on a pro forma basis, (i) the automatic conversion of all of our outstanding shares of redeemable convertible preferred stock into an aggregate of                shares of Class A common stock as of December 31, 2019, (ii) the issuance of                 shares of Class A common stock upon the cashless exercise of a warrant to purchase                 shares of Series B redeemable convertible preferred stock outstanding at December 31, 2019 at $                per share (assuming an initial public offering price of $                per share, the midpoint of the price range set forth on the cover page of this prospectus) and (iii) stock-based compensation expense of approximately $            million associated with RSUs subject to service-based and performance-based vesting conditions, which we will recognize upon the completion of this offering, as further described in Note 2 to our consolidated financial statements included elsewhere in this prospectus, which is reflected as an increase to additional paid-in capital and accumulated deficit.

(2)

Reflects, on a pro forma as adjusted basis, (i) the pro forma adjustments described in footnote (1) above and (ii) the sale and issuance by us of                shares of Class A common stock in this offering at the assumed initial public offering price of $                per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase or decrease in the assumed initial public offering price of $                per share, the midpoint of the offering estimated price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, each of cash, cash equivalents and marketable securities, total stockholders’ equity and total capitalization by $                million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions payable by us. We may also increase or decrease the number of shares we are offering. Each increase or decrease of 1.0 million in the number of shares offered by us would increase or decrease, as applicable, each of our cash, cash equivalents and marketable securities, total stockholders’ equity and total capitalization by $                million, assuming that the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions payable by us.

(3)

The pro forma as adjusted summary consolidated balance sheet data above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of our initial public offering determined at pricing.

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

Other Financial Information and Data

In addition to the measures presented in our summary consolidated financial statements, we use the following key metrics and other financial information to measure our performance, identify trends affecting our business, and make strategic decisions.

	Year Ended December 31,
	2015	2016	2017	2018	2019
	(in millions, except percentages)
Monthly Active Users	21	30	49	73	90
LTM Active Buyers	19	32	54	66	64
Adjusted EBITDA	$(502)	$(132)	$(135)	$(211)	$(127)
Adjusted EBITDA Margin	(349)%	(30)%	(12)%	(12)%	(7)%
Free Cash Flow	$(305)	$15	$134	$(114)	$(71)

See the section titled “Selected Consolidated Financial and Other Data—Other Financial Information and Data” for additional information about our key business metrics.

Non-GAAP Financial Measures

Adjusted EBITDA and Adjusted EBITDA Margin

In this prospectus, we provide Adjusted EBITDA, a non-GAAP financial measure that represents our net loss before interest and other income (expense), net (which includes foreign exchange gain or loss, gain or loss on one time transactions recognized), income tax expense, and depreciation and amortization, adjusted to eliminate stock-based compensation expense, remeasurement of redeemable convertible preferred stock warrant liability, and add back certain recurring other items. Additionally, in this prospectus, we provide Adjusted EBITDA Margin, a non-GAAP financial measure that represents Adjusted EBITDA divided by revenue. See “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures” for more information and for a reconciliation of Adjusted EBITDA to net loss, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Free Cash Flow

In this prospectus, we also provide Free Cash Flow, a non-GAAP financial measure that represents net cash provided by (used in) operating activities less purchases of property and equipment. See “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures” for more information and for a reconciliation of Free Cash Flow to net cash provided by (used in) operating activities, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. Before deciding whether to purchase shares of our Class A common stock, you should consider carefully the risks and uncertainties described below, our consolidated financial statements and related notes, and all of the other information in this prospectus. If any of the following risks actually occurs, our business, financial condition, results of operations, and prospects could be adversely affected. As a result, the price of our Class A common stock could decline and you could lose part or all of your investment.

Risks Related to Our Business and Industry

Our efforts to acquire new users and engage existing users may not be successful or may be more costly than we expect, which could prevent us from maintaining or increasing our revenue.

Our success depends on our ability to attract new users and engage existing users in a cost-effective manner. In order to acquire and engage users, we must, among other things, promote and sustain our platform and provide high-quality products, user experiences, and service. Our marketing efforts currently include various initiatives and consist primarily of digital marketing on a variety of social media channels, such as Facebook, search engine optimization on websites, such as Google, Bing, and Yahoo!, various branding strategies, such as our relationship with the Los Angeles Lakers and social influencers, and mobile “push” notifications, text messaging and email. For the year ended December 31, 2019, we spent $1.5 billion on sales and marketing, representing 77% of our revenue. We anticipate that sales and marketing expenses will continue to comprise a substantial majority of our overall operating costs for the foreseeable future. We have historically acquired a significant number of our users through digital advertising on platforms and websites owned by Facebook and Google, which may terminate their agreements with us anytime. Our investments in sales and marketing may not effectively reach potential users, potential users may decide not to buy through us, or user spend on our platform may not yield the intended return on investment, any of which could negatively affect our financial results.

Many factors, some of which are beyond our control, may reduce our ability to acquire and engage with users, including those described in this “Risk Factors” section and the following:

•

system updates to app stores and advertising platforms such as Facebook and Google, including adjustments to algorithms that may decrease user engagement or negatively affect our ability to target a broad audience;

•	changes in advertising platforms’ pricing, which could result in higher advertising costs;

•

changes in digital advertising platforms’’ policies, such as those of Facebook and Google, that may delay or prevent us from advertising through these channels, which could result in reduced traffic to and sales on our platform;

•	changes in search algorithms by search engines;

•	inability of our email marketing messages to reach the intended recipients’ inbox;

•	decline in popularity of, or governmental restrictions on, social media platforms where we advertise;

•	the development of new search engines or social media sites that reduce traffic on existing search engines and social media sites;

•	consumer behavior changes as a result of COVID-19; and

•	products listed by merchants on our platform that are the subject of adverse media reports, regulatory investigations, or other negative publicity.

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

If we are unable to promote, maintain, and protect our brand and reputation, and offer a compelling user experience, our ability to attract new users and engage with our existing base of users will be impaired.

We believe that maintaining our brand and reputation will be critical to attracting new users and encouraging users to transact on our platform. In addition to targeted online marketing, we spend a considerable amount of resources on promoting our brand and reputation. For example, we have recently begun to invest in additional off-line marketing activities. Our brand promotion activities may not be successful or cost effective, and to the extent that these activities yield increased revenue, the increased revenue may not offset the expenses we incur. If we do not successfully drive brand awareness, we may fail to attract new users or increase engagement with existing users and our business may not grow or may decline, all of which could harm our business, financial condition, results of operations, and prospects.

Our ability to provide a high-quality user experience is also highly dependent on external factors over which we may have little or no control, including, without limitation, the reliability and performance of our merchants and third-party carriers. If our users are dissatisfied with the quality of the products sold on our platform, the customer service they receive or their overall user experience, or if our merchants or third-party carriers cannot deliver products to our users in a timely manner or at all, our users may stop purchasing products on our platform. Our users may also become dissatisfied with their user experience if they are unable to receive timely customer service, and because we rely in large part on an automated customer service system, it is possible our users could become dissatisfied with our customer service. We also rely on merchants for information, including product characteristics, descriptions, images, and availability that may be inaccurate or misleading. Our failure to provide our users with high-quality products and high-quality user experiences for any reason could substantially harm our reputation and adversely impact our efforts to develop Wish as a trusted brand, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

In addition, we may be subject to unfavorable publicity that would create a public perception that non-authentic, counterfeit, dangerous, illegal, or defective goods are sold on our platform, or that our policies and practices are insufficient to deter or respond to such conduct. Even if these claims are factually incorrect or based on isolated incidents, it could damage our reputation, diminish the value of our brand, draw governmental or regulatory scrutiny or action, undermine our trust and credibility, or have a negative impact on our ability to attract new users, or discourage our existing users from continuing to transact on our platform. We may also be subject to negative media regarding our privacy or cyber security practices, terms of service, product quality, litigation or regulatory activity, the sale of illicit or dangerous goods, other unauthorized actions by merchants on our platform, or the actions of other companies that provide similar services to ours, which may adversely affect our reputation, business, and financial results.

If we are unable to offer features and attract merchants to list products that keep pace with changing consumer preferences, our business, financial condition, and results of operations may be materially and adversely affected.

Constantly changing consumer preferences have affected and will continue to affect the ecommerce industry. We must stay ahead of emerging consumer preferences and anticipate product trends that will appeal to existing and potential users. Our users choose to purchase products due in part to the attractive prices that we offer, and they may choose to shop elsewhere if we cannot match the prices offered by other websites and platforms or by brick-and-mortar stores. If our users do not find our platform entertaining and are not shown desired products on our platform at attractive prices, they may lose interest in us, which in turn may materially and adversely affect our business, financial condition, and results of operations.

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

We rely on the Apple App Store and the Google Play Store to offer and promote our app. If we are unable to maintain a good relationship with such platform providers, if their terms and conditions change to our detriment, if we violate, or if a platform provider believes that we have violated, the terms and conditions of its platform, our business will suffer.

A significant portion of our users download our mobile app through the Apple App Store and the Google Play Store, and over 90% of our user activity and purchases occur on our mobile app.

We are subject to the policies and terms of service of these third-party platforms, which govern the promotion, distribution, content, and operation of our app on the platform. Each platform provider has broad discretion to change and interpret its terms of service and other policies with respect to us and other developers, and those changes may be unfavorable to us. A platform provider may also add fees associated with access to and use of its platform, alter how we are able to advertise on the platform, prevent our app from being offered on their platform, change how the personal information of its users is made available to application developers on the platform, or limit the use of personal information for advertising purposes.

If we violate, or a platform provider believes we have violated, its terms of service (or if there is any change or deterioration in our relationship with these platform providers), that platform provider could limit or discontinue our access to the platform. A platform provider may also object to content created by our merchants, such as drug paraphernalia or adult content, and our perceived distribution or advertisement of such content may cause a platform provider to view us in a negative light or take other adverse actions against us. For example, platform providers have warned application developers on their platform, including Wish, that providing content related to drug paraphernalia or adult content could cause such platform providers to remove the apps from their platforms. While we believe that we have complied with platform providers’ requirements, they may introduce additional requirements in the future. If a platform provider establishes more favorable relationships with one or more of our competitors or such platform provider determines that we are a competitor, our access to a platform may be limited or discontinued entirely. Any limit or discontinuation of our access to any platform could adversely affect our business, financial condition, and results of operations.

In the past, some of these platforms have been unavailable for short periods of time. This and other changes, bugs, or technical system issues could degrade the user experience on our platform. There may also be changes to mobile hardware or software technology that make it more difficult for our users to access and use our platform on their mobile devices, which could adversely affect our user growth and user engagement. If any of these events recurs on a prolonged, or even short-term basis, or other similar issues arise that impact users’ ability to access our app or use mobile devices, our business, financial condition, results of operations, or reputation may be harmed.

Our quarterly and annual operating results may fluctuate, which could cause our stock price to decline.

Our quarterly and annual operating results may fluctuate for a variety of reasons, many of which are beyond our control. These reasons include those described in this “Risk Factors” section as well as the following:

•	the amount and timing of our sales and marketing costs;

•	our user acquisition strategies;

•	traffic on our platform;

•	selling prices on our platform and the percentage of revenue we retain from the sale of products;

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•	mix of products listed on our platform;

•	fraud, including the sale of counterfeit goods, and refunds, including our response to these areas;

•	continued impact from COVID-19, including the effects of increased online activity and government stimulus programs;

•	the level of merchant advertising on our platform;

•	disruptions in supply or shipment of products listed on our platform, especially from China where most of our merchants are currently located;

•	the actions of app stores and advertising platforms such as Facebook and Google;

•	seasonality;

•	fluctuations in exchange rates;

•	the amount and timing of our other operating expenses;

•	the impact of competitive developments and our response to those developments;

•	changes in carrier policies and pricing and resulting higher logistics costs;

•	actual or perceived disruptions or defects in our platform, such as data security breaches or outages;

•	changes in laws and regulations that impact our business;

•	changes in tax laws in the jurisdictions in which we operate; and

•	general political, economic, and market conditions, particularly those affecting our industry.

Fluctuations in our quarterly and annual operating results may cause those results to fall below the expectations of analysts or investors, which could cause the price of our Class A common stock to decline. Fluctuations in our results could also cause a number of other problems. For example, analysts or investors might change their models for valuing our Class A common stock, we could experience short-term liquidity issues, our ability to retain or attract key personnel may diminish, and other unanticipated issues may arise.

In addition, we believe that our quarterly and annual operating results may vary in the future and that period-to-period comparisons of our operating results may not be meaningful. For example, our historical growth may have overshadowed the seasonal effects on our historical operating results. These seasonal effects may become more pronounced over time, which could also cause our operating results to fluctuate. You should not rely on the results of one quarter or one year as an indication of future performance.

If we lose the services of Peter Szulczewski, our founder, CEO, and Chairperson, or other members of our senior management team, we may not be able to execute our business strategy.

Our success depends in a large part upon the continued service of our founder, CEO, and Chairperson, Peter Szulczewski, who is critical to our vision, strategic direction, culture, products, and technology. The loss of our founder and CEO, even temporarily, could harm our business.

Additionally, we rely on the continued service of our senior management team, key employees, and other highly skilled personnel. The failure to properly manage succession plans, develop leadership talent, and/or the loss of services of senior management or other key employees, could

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significantly delay or prevent the achievement of our objectives. From time to time, there may be changes in our senior management team resulting from the hiring or departure of executives, which could disrupt our business. We do not have long-term employment agreements with any of our key personnel, and do not maintain any “key person” life insurance policies. The loss of the services of one or more of our senior management or other key employees for any reason could adversely affect our business, financial condition, and results of operations, and require significant amounts of time, training and resources to find suitable replacements and integrate them within our business, and could affect our corporate culture.

We rely on our merchants to provide a good experience to our users.

Negative publicity or sentiment as a result of complaints about merchants selling on our platform could reduce our ability to attract users, discourage users from making additional purchases on our platform, or otherwise damage our reputation. A perception that our levels of responsiveness and support for our users are inadequate could have similar results. In some situations, we may choose to reimburse users for their purchases to help avoid harm to our reputation, but we may not be able to recover the funds we expend for those reimbursements.

Disruptions in the operations of a substantial number of our merchants, to the extent they are caused by events that are beyond their control, such as interruptions in order or payment processing, transportation disruptions, natural disasters, pandemics, inclement weather, terrorism, public health crises, or political unrest, could result in negative experiences for a substantial number of our users, which could harm our reputation and adversely affect our business. For example, during the initial outbreak of COVID-19, our merchants based in China experienced supply interruptions and delivery delays. If there are subsequent or further increases in the number of COVID-19 outbreaks in China or elsewhere, our merchants may experience additional disruptions to their supply and restrictions on their ability to deliver products to our users in a timely manner, which could harm our business.

Our brand, reputation, and business may be harmed if merchants on our platform use unethical or illegal business practices, including the sale of hazardous, counterfeit, fraudulent, or illegal products, or if our policies and practices with respect to such sales are perceived or found to be inadequate, and we may be impacted by the unlawful activities of merchants on our platform.

It is important that both merchants and users have confidence in the transactions they are completing on our platform. Merchants on our platform have in the past, and may in the future, engage in illegal or unethical business practices. Allegations or findings of such illegal or unethical business practices by merchants on our platform could harm our brand, reputation, and business. Our policies promote legal and ethical business practices, such as prohibiting false or misleading selling information and the sale of hazardous, counterfeit, fraudulent, or illegal products. However, we do not control merchants or their business practices and cannot ensure their compliance with our policies. If merchants on our platform engage in illegal or unethical business practices or are perceived to do so, we may receive negative publicity and our brand and reputation may be harmed. If our policies are violated by merchants, or if our policies and practices or responses to such conduct are perceived as or found to be inadequate by regulators or law-enforcement agencies, it could harm our brand, reputation, and business, including by subjecting us to government inquiries, investigations, or enforcement actions, as well as potential civil or criminal liabilities, or requiring changes to our policies and practices with respect to illegal or unethical business practices that could lower our revenue, increase our costs, make our platform less user-friendly, or otherwise adversely impact our business. For example, during the initial outbreak of COVID-19, a small number of merchants created listings of personal protective equipment and other health-related products that regulators deemed to violate consumer protections related to pricing and advertising. Though these listings were posted by

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merchants in violation of our policies, Wish has received and expects to continue to receive inquiries and demands from regulators regarding these listings. We believe that we have responded to and resolved these particular inquiries and demands, but we frequently receive and respond to inquiries and demands from regulators and law-enforcement agencies, and we expect to continue to receive more inquiries and demands in the future.

Merchants on our platform have in the past, and may in the future, engage in fictitious transactions or collaborate with third parties in order to artificially inflate their sales records and search results rankings. Such activity may frustrate other merchants by enabling the perpetrating merchants to be favored over legitimate merchants, and may harm users by misleading them to believe that a merchant is more reliable or trustworthy than the merchant actually is. This activity may also result in inflated MAUs and other key metrics by which we measure our performance. Although we have implemented policies and practices to detect and penalize merchants who engage in fraudulent activities on our platform, there can be no assurance that such policies and practices will be effective in preventing fraudulent transactions. Any of these activities may adversely affect our brand, reputation, and business. If a governmental authority determines that we have aided and abetted the infringement or sale of counterfeit goods or if legal changes result in us potentially being liable for actions by merchants on our platform, we could face regulatory, civil, or criminal penalties. Successful claims by third-party rights owners could require us to pay substantial damages or refrain from permitting any further listing of the relevant items. These types of claims could force us to modify our business practices, which could lower our revenue, increase our costs, or make our platform less user friendly. Moreover, public perception that counterfeit or other unauthorized items are common in our platform, even if factually incorrect, could result in negative publicity and damage to our reputation and brand.

Our merchants rely on third-party carriers and transportation providers as part of the fulfillment process, and these third parties may fail to adequately serve our users.

We rely on merchants to properly and promptly prepare products ordered by our users for shipment and our logistics program relies on third-party carriers to deliver products as well as third parties to consolidate packages for shipping. Any failure by merchants to timely prepare such products for shipment or any delay by third-party carriers to deliver the products will have an adverse effect on the fulfillment of user orders, which could negatively affect the user experience and harm our business and results of operations. Any increase in shipping costs, any significant shipping difficulties, disruptions or delays, or any failure by our merchants to deliver products in a timely manner or to otherwise adequately serve our users, could damage our reputation and brand, and may harm our business. For example, in the first quarter of 2018, PostNord, the postal service in Sweden, suspended delivery of packages coming from outside the European Union as it evaluated imposing processing fees and collection of taxes, which resulted in a decrease in sales in Sweden. In addition, during the initial outbreak of COVID-19, our cross-border logistics function was severely impacted in terms of both disrupted processing capabilities and increased costs, which resulted in a decrease in sales due to higher logistics costs and higher refund rates due to poor performance. Additionally, during the initial outbreak of COVID-19, our merchants based in China experienced supply interruptions and delivery delays.

Historically, our merchants in China have benefitted from lower shipping costs due to the Universal Postal Union Treaty (“UPU”). Certain expected changes to UPU postal rates that went into effect in July 2020 are likely to increase the shipping rates our merchants incur to ship products from China. The actions we have taken in our logistics program to mitigate these increased costs may not be successful over the long term. If there are increases in shipping costs, the sales price of products on our platform could increase, which could reduce the volume of transaction activity on our platform to decrease and may consequently have a negative impact on our results of operations.

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If merchants on our platform experience any recalls, product liability claims, or government or user concerns about product safety with respect to products sold on our platform, our reputation and sales could be harmed.

Our merchants are subject to regulation by the U.S. Consumer Product Safety Commission and similar state and international regulatory authorities, and their products sold on our platform could be subject to involuntary recalls and other actions by these authorities. Concerns about product safety including concerns about the safety of products manufactured in developing countries, could lead to recalls of selected products sold on our platform. Recalls and government or user concerns about product safety could harm our reputation and reduce sales, either of which could have a material adverse effect on our business, results of operations, financial condition, and prospects.

Additionally, laws and regulations relating to platform liability, such as the EU’s Market Surveillance Regulation, have been passed or implemented or are currently being considered by policymakers and regulators, which will place additional responsibilities on marketplaces to screen and monitor certain content or products. If these laws are passed or regulations implemented, we could be subject to product liability claims for products that are listed on our platform. Additionally, we may need to implement additional screening and monitoring systems in order to assess the products listed on our platform. These laws and regulations could cause our expenses to increase and require us to respond to product liability claims, which could have a material impact on our business and results of operations. Further, we may be subject to product liability claims where merchants lack sufficient assets or are not reachable, which could be costly to defend in the aggregate.

We generate a portion of our revenue from merchant advertising on our platform. A reduction in advertising spend by merchants could harm our business.

We have implemented new features on our platform, such as ProductBoost, which allow merchants to promote their listings to our users. In addition to generating revenue from merchants, these advertisements may also result in increased purchases by users. However, not all merchants on our platform may agree with us on the value of these new features and may not use ProductBoost, and some of our merchants could react negatively to these new features. During the initial outbreak of COVID-19, merchant advertising declined due to the shutdown of business activity in China. If we are unable to monetize existing and new features for merchants, it could have a significant impact on our business, financial condition, and prospects.

We plan to continue our efforts to improve our logistics programs and enable faster and more reliable delivery in order to help grow our business and generate revenue, but those efforts may not be effective.

We have worked to improve our logistics programs and to streamline our processes in order to provide a more consistent and reliable experience for our users through programs such as Wish Express and Wish Local. However, we still rely on third-party carriers for delivery and we are still in the process of establishing reliable long term agreements with such carriers both in the United States and worldwide. If we are not able to negotiate acceptable pricing, service level requirements, and other terms with these carriers, or these carriers experience performance problems or other issues, it could negatively impact our results of operations and our users’ experience. For example, due to COVID-19, global logistics has experienced longer delivery times.

We have also recently developed and experimented with different logistics programs in order to monetize our logistics platform. This is a relatively new business initiative for us. If we are unable to consistently generate revenue from our logistics platform or offer logistics services that are appealing to merchants and users, or if changes in carrier policies and pricing result in higher logistics costs, it could have a material impact on our business, financial condition, and prospects.

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Building out our Wish Local program may be costly and time intensive and we may not receive the expected benefits.

In 2019, we introduced Wish Local, a program that develops partnerships with local brick-and-mortar stores that can serve as local pickup and delivery locations for users’ orders. In addition, Wish Local merchants can sign up to our Sell on Wish feature and upload their in-store inventory on Wish for local pick-up or delivery. The process of reaching out to and entering into relationships with these retailers can be time intensive and costly because we must evaluate and approve each retailer individually prior to them becoming part of the Wish Local program. Therefore, growing Wish Local may be more expensive and time consuming than we have estimated. Also, users may not use the Wish Local program as much as we expect, which would delay or prevent any expected benefits. For example, users may curtail their use of Wish Local due to health concerns regarding COVID-19 or stay-at-home mandates, which could slow growth of this program.

Our terms of service require Wish Local retailers to meet certain service level requirements with respect to holding and delivering Wish orders to users. If these retailers do not comply with these service level requirements, our reputation may be harmed. Additionally, we may need to implement monitoring systems to confirm that the Wish Local retailers are complying with service level requirements and to prevent fraudulent activities by these retailers. Implementing these systems may prove to be costly and time intensive.

Seasonality may cause fluctuations in our operating results.

Our operating results are seasonal in nature because our transaction volume is affected by traditional retail selling periods that impact sales on our platform. Our historical growth may have reduced or outweighed seasonal effects on our past financial results. However, seasonal effects may become more pronounced over time, which could cause fluctuations in our financial results. For example, sales on our platform have historically peaked in the fall and user activity begins to slow down in December as it may be too late to place orders for holiday delivery. Additionally, we have experienced some slowdown in merchant activity in late January or early February due to our China-based merchants celebrating the Chinese New Year holiday.

We face intense competition, the market in which we operate is rapidly evolving, and if we do not compete effectively, our results of operations and financial condition could be harmed.

Our market is highly competitive and characterized by rapid changes in technology and consumer sentiment. Competition in our industry has intensified, and we expect this trend to continue as the list of our competitors grows. This competition, among other things, affects our ability to attract new users and engage our existing users.

We compete with ecommerce platforms and other retailers for merchants on our platform and merchants can list their goods on a number of ecommerce platforms, such as Amazon.com, Alibaba, and Shopify.

There are various factors that affect how merchants engage with our platform, including:

•	the number and engagement of users on our platform;

•	our fees;

•	our brand awareness;

•	our reputation;

•	the quality of our services; and

•	the functionality of our platform.

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We also compete with retailers for the attention of users. A user has the choice of shopping with any online or offline retailer, whether large marketplaces, such as Amazon.com, Alibaba, and Shopify, as well as more traditional discount retailers, such as Walmart and Target, and discount retailers that offer heavily discounted and off-season merchandise, such as Dollar Store and TJMaxx, or local stores or other venues or marketplaces. Many of these competitors offer low-cost or free shipping, fast shipping times, favorable return policies, and other features that may be difficult or impossible for our merchants to match.

There are various factors that affect how users engage with our platform, including:

•	our brand awareness and recognition;

•	our reputation;

•	the prices of goods sold on our platform;

•	the functionality of our platform;

•	ease of payment;

•	shipping terms; and

•	the breadth of the products sold on our platform.

Some of our competitors have, and potential competitors may have, longer operating histories, greater financial, technical, marketing, institutional and other resources, faster shipping times, lower-cost shipping, larger databases, greater name and brand recognition, or a larger base of users or merchants than we do. For example, Google or Facebook could enter the ecommerce space and they have significantly more resources and users than we do. They may devote greater resources to the development, marketing, and promotion of their services than we do, and they may offer lower pricing or free shipping to the users on their platforms. These factors may allow our competitors to derive greater revenue and profits from their existing user and merchant bases, acquire users at lower costs or respond more quickly than we can to new or emerging technologies and changes in trends and consumer shopping behavior. If we are unable to compete successfully, or if competing successfully requires us to expend greater resources, our financial condition and results of operations could be adversely affected.

We have a limited operating history at our current scale, which may make it difficult to evaluate our business and future prospects.

We began commercial operations in 2010 and have a limited history of generating revenue at our current scale. As a result of our relatively short operating history at our current scale, we have limited financial data that can be used to evaluate our business and future prospects. Any evaluation of our business and prospects must be considered in light of our limited operating history, which may not be indicative of future performance. Because of our limited operating history, we face increased risks, uncertainties, expenses, and difficulties, including the risks and uncertainties discussed in this section.

We have a history of operating losses and we may not achieve or maintain profitability in the future.

Since our inception in 2010, we have incurred net losses each year. We incurred net losses of $207 million, $208 million, and $129 million for the years ended December 31, 2017, 2018, and 2019, respectively. As of December 31, 2019, we had an accumulated deficit of approximately $1.4 billion. We may not achieve or maintain profitability in the future. Our operating expenses may continue to increase in the future as we increase our efforts to expand our user base, continue to invest in the research and development of our technologies and service offerings and begin to operate as a public company. These efforts may be more costly than we expect and we may not be able to

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increase our revenue to offset our operating expenses. Our revenue growth slowed for the year ended December 31, 2019 and may slow again, or our revenue may decline for a number of other possible reasons, including increased competition, a decrease in the growth or reduction in size of our overall market, or if we fail for any reason to capitalize on growth opportunities.

If we fail to effectively manage our growth, our business, financial condition, and operating results could be harmed.

We have experienced rapid growth in our business, in the number of merchants and users, and the number of countries in which we have merchants and users, and we plan to continue to grow in the future, both in the United States and abroad. Our recent and historical growth should not be considered indicative of our future performance. We have encountered in the past, and will encounter in the future, risks and uncertainties frequently experienced by growing companies in rapidly changing industries. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or change, or if we do not address these risks adequately, our financial condition and operating results could differ materially from our expectations, our growth rates may slow, and our business would be adversely impacted.

Additionally, the growth of our business places significant demands on our management team and pressure to expand our operational and financial infrastructure. For example, we may need to continue to develop and improve our operational, financial and management controls and enhance our reporting systems and procedures. If we do not manage our growth effectively, the increases in our operating expenses could outpace any increases in our revenue and our business could be harmed.

Use of social media, emails, and text messages may adversely impact our reputation or subject us to fines or other penalties.

We use social media, emails, and text messages as part of our omnichannel approach to marketing. As laws and regulations rapidly evolve to govern the use of these channels, the failure by us, our employees or third parties acting on our behalf or at our direction to abide by applicable laws and regulations in the use of these channels could adversely affect our reputation or subject us to fines, other penalties, or lawsuits. Although we continue to update our practices as these laws change over time, we may be subject to lawsuits alleging our failure to comply with such laws. In addition, our employees or third parties acting on our behalf or at our direction may knowingly or inadvertently use social media, including through advertisements, in ways that could lead to the loss or infringement of intellectual property, as well as the public disclosure of proprietary, confidential, or sensitive personal information of our business, employees, users, merchants, or others. Any such inappropriate use of social media, emails, and text messages could also cause reputational damage.

Our users may engage with us online through social media platforms, including Facebook, Instagram, and Twitter, by providing feedback and public commentary about all aspects of our business. Information concerning us or our merchants, whether accurate or not, may be posted on social media platforms at any time and may have a disproportionately adverse impact on our brand, reputation, or business. The harm may be immediate without affording us an opportunity for redress or correction and could have a material adverse effect on our business, results of operations, financial condition, and prospects.

We are subject to payment-related risks.

Our users can pay for purchases using a variety of methods, including through credit cards or through various third-party payment processors, and we pay our merchants through a variety of methods. If these service providers do not perform adequately or if our relationships with these service

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providers were to terminate, our users’ ability to place orders, and our merchants’ ability to receive orders or payment could be adversely affected and our business could be harmed. For example, in 2014, PayPal temporarily suspended processing payments on our platform as a result of concerns related to products listed on our platform. If a third-party payment processor suspends service or has significant outages in the future and we do not have alternative payment processors in place or are unable to provide our own solution, our business could be harmed. In addition, if our third-party providers increase the fees they charge us, our operating expenses could increase. If we respond by increasing the fees we charge to our merchants, some merchants may stop listing new items for sale or even close their accounts altogether.

The laws and regulations related to payments are complex, evolving, subject to change and vary across different jurisdictions in the United States and globally. Any failure or claim of our failure to comply, or any failure by our third-party payment processors to comply, could cost us substantial resources and could result in liabilities. Further, through our agreements with our third-party payment processors, we are indirectly subject to payment card association operating rules, and certification requirements, including the Payment Card Industry Data Security Standard, which are subject to change. Failure to comply with these rules and certification requirements could impact our ability to meet our contractual obligations with our third-party payment processors and could result in potential fines. We are also subject to rules governing electronic funds transfers. Any change in these rules and requirements could make it difficult or impossible for us to comply. In addition, similar to a potential increase in costs from third-party providers described above, any increased costs associated with compliance with payment card association rules could lead to increased fees for our merchants, which may negatively impact our markets.

We track certain performance metrics with internal tools and do not independently verify such metrics. Certain of our performance metrics are subject to inherent challenges in measurement, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

We calculate and track performance metrics with internal tools, which are not independently verified by any third-party. While we believe our metrics are reasonable estimates of our user or merchant base for the applicable period of measurement, the methodologies used to measure these metrics require significant judgment and may be susceptible to algorithm or other technical errors. For example, user accounts are based on email addresses, and a user could use multiple email addresses to establish multiple accounts, and merchants in many instances will have multiple accounts. As a result, the data we report may not be accurate. Our internal tools and processes we use to identify multiple accounts or fraudulent accounts have a number of limitations, and our methodologies for tracking key metrics may change over time, which could result in unexpected changes to our metrics, including historical metrics. Our ability to recalculate our historical metrics may be impacted by data limitations or other factors that require us to apply different methodologies for such adjustments and we generally do not intend to update previously disclosed metrics for any such changes. Though we regularly review our processes for calculating metrics and may adjust our processes for calculating metrics to improve their accuracy, limitations or errors with respect to how we measure data (or the data that we measure) may affect our understanding of certain details of our business, which could affect our longer term strategies. If our performance metrics are not accurate representations of our business, user or merchant base, or traffic levels; if we discover material inaccuracies in our metrics; or if the metrics we rely on to track our performance do not provide an accurate measurement of our business, user or merchant base or traffic levels, we may not be able to effectively implement our business strategy, our reputation may be harmed, and our operating and financial results could be adversely affected.

Our merchants, platform partners, and investors rely on our key metrics as a representation of our performance. If these third parties do not perceive our user metrics to be accurate representations

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of our user base or user engagement, or if we discover material inaccuracies in our user metrics, our reputation may be harmed and merchants may be less willing to sell on our platform, which could negatively affect our business, financial condition, or results of operations.

We must develop new offerings to respond to our users’ and merchants’ changing needs.

Our industry is characterized by rapidly changing technology, new service and product introductions, and changing user and merchant demands.

Our users and merchants may not be satisfied with our new platform offerings or perceive that the new offerings do not respond to their needs. Developing new offerings is complex, and the timetable for commercial release is difficult to predict and may vary from our historical experience. As a result, the introduction of new offerings may occur after anticipated or announced release dates. In addition, new offerings could require us to comply with additional governmental regulations. Our new offerings also may bring us more directly into competition with companies that are better established or have greater resources than we do.

If we do not continue to cost-effectively develop new offerings that satisfy our users or merchants, then our competitive position and growth prospects may be harmed. In addition, new offerings may have lower margins than existing offerings and our revenue may not grow enough as a result of the new offerings to offset the cost of developing them.

If we fail to maintain, expand, and diversify our relationships with merchants, our revenue and results of operations will be harmed.

We rely on our merchants to offer products that appeal to our existing and potential users at attractive prices. Our ability to provide popular products on our platform at attractive prices depends on our ability to develop mutually beneficial relationships with our merchants. For example, we rely on our merchants, most of whom are based in China, to make available sufficient inventory and fulfill large volumes of orders in an efficient and timely manner to ensure a positive user experience. Merchants can leave our platform at any time, so we may experience merchant attrition in the ordinary course of business resulting from several factors, such as losses to competitors, perception that marketing on our platform is ineffective, reduction in merchants’ marketing budgets, and the penalties we impose on merchants for failing to comply with our policies. We have had, and may continue to have, disputes with merchants with respect to their compliance with our delivery requirements, quality control policies and measures, and the penalties imposed by us for violation of these policies or measures from time to time, which may cause them to be dissatisfied with our platform or to legally challenge the enforceability of our terms. If we experience significant merchant attrition, or if we are unable to attract new and geographically-diverse merchants, our revenue and results of operations may be materially and adversely affected. For example, during the initial outbreak of COVID-19, many of our merchants based in China were adversely impacted, which had a negative impact on the supply of inventory on our marketplace. In addition, our agreements with merchants also typically do not restrict them from establishing or maintaining business relationships with our competitors.

Failure to deal effectively with fraudulent activities on our platform would increase our loss rate and harm our business, and could severely diminish merchant and user confidence in and use of our services.

We have in the past incurred and may in the future incur losses from various types of fraud, including stolen credit card numbers, claims that a user did not authorize a purchase, merchant fraud, and users who have closed bank accounts or have insufficient funds in open bank accounts to satisfy payments. We face risks with respect to fraudulent activities on our platform and periodically receive

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complaints from users who may not have received the products that they had contracted to purchase. In some European and Asian jurisdictions, users may also have the right to cancel a sale made by a merchant within a specified time period and for any reason. Although we have implemented measures to detect and reduce the occurrence of fraudulent activities, combat bad user experiences, and increase user satisfaction, including evaluating merchants on the basis of their transaction history and restricting or suspending their activity, there can be no assurance that these measures will be effective in combating fraudulent transactions or improving overall satisfaction among merchants, users, and other participants. Additional measures to address fraud could negatively affect the attractiveness of our services to users or merchants, resulting in a reduction in our ability to attract new users or continue to engage current users, damage to our reputation, or a diminution in the value of our brand.

Additionally, under current credit card practices, we are liable for fraudulent credit card transactions because we do not obtain a cardholder’s signature, which results in chargebacks made to our users that we are not able to collect from our merchants. We do not currently carry insurance against this risk. We face the risk of significant losses from this type of fraud as our net sales increase and as we continue to expand globally. Our failure to adequately control fraudulent credit card transactions could damage our reputation and brand and substantially harm our business, results of operations, financial condition, and prospects.

We also accept payments for many of our sales through credit and debit card transactions, which are handled through third-party payment processors. As a result, we are subject to a number of risks related to credit and debit card payments, including that we pay interchange and other fees, which may increase over time and could require us to either increase the prices for products or absorb an increase in our costs and expenses. In addition, as part of payment processing, our users’ credit and debit card information is transmitted to our third-party credit card payment processors. We may in the future become subject to lawsuits or other proceedings for purportedly fraudulent transactions arising out of the actual or alleged theft of our users’ credit or debit card information if the security of our third-party credit card payment processors is breached. We and our third-party credit card payment processors are also subject to payment card association operating rules, certification requirements and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we or our third-party credit card payment processors fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from our users in addition to the consequences that could arise from such action or inaction violating applicable privacy, data protection, data security and other laws as outlined above, and there may be an adverse impact on our business, results of operations, financial condition, and prospects.

The COVID-19 pandemic may adversely affect our business and results of operations.

On March 12, 2020, the World Health Organization declared COVID-19 to be a pandemic. In an effort to contain and mitigate the spread of COVID-19, many countries, including the United States, have imposed unprecedented restrictions on travel and business operations, and there have been business closures and a substantial reduction in economic activity in countries that have had significant outbreaks of COVID-19.

Our operations and performance depend significantly on global and regional economic conditions, and the outbreak of COVID-19 has had a significant negative effect on global and regional economies. Further, the ability of our merchants to offer products and make available sufficient inventory in an efficient manner may be adversely affected by the health impacts, travel restrictions, required social distancing, and other governmental mandates due to COVID-19, which could negatively impact our users’ experience and cause our revenue and reputation to decline. Additionally, due to the economic impacts caused by COVID-19, consumer discretionary spending has been adversely

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

affected, which may cause the demand for the products available on our platform to be reduced and our revenue to decline.

We are conducting business with substantial restrictions, such as remote working and limited to no employee travel, among other modifications. While our business occurs over an online platform, which allows us to support our merchants and users virtually, we cannot be certain that our ability to service our merchants and users will not be adversely affected by COVID-19.

We saw increased delivery times due to COVID-19 as the supply chain was disrupted and we experienced a reduction in the number of merchants on our platform. During this time, we temporarily shifted from air to ocean transport, which increased delivery times and also led to an increase in refunds. While the number of merchants on our platform has recovered due to the reopening of the economy in China, we continue to see moderate disruption in the supply chain that is affecting delivery times.

We benefited from greater mobile usage and less competition from physical retail as a result of shelter-in-place mandates. We also benefited from increased user spending due to U.S. government stimulus programs. However, such stimulus programs have been reduced recently, which may adversely affect user spending. We cannot assure you that increased levels of mobile commerce will continue when COVID-19 has subsided or otherwise, or that the U.S. government will offer additional stimulus programs.

The global outbreak of COVID-19 continues to rapidly evolve, especially as COVID-19 cases and corresponding government actions responsive to COVID-19 have recently increased again in certain parts of the world. The extent to which COVID-19 may impact our business will depend on future developments, which are highly uncertain and cannot be predicted with confidence, the duration of the pandemic, travel restrictions, social distancing requirements, changes to consumer ecommerce activity in response to evolving governmental mandates that impact brick-and-mortar stores such as business closures or other governmental or business disruptions, global unemployment rates, and the effectiveness of actions taken in the United States and other countries to prevent, contain and treat the disease.

Our pricing strategies may not meet users’ price expectations or result in net income (loss), and laws and regulations could negatively impact the effectiveness of our model.

Our pricing strategies have had, and may continue to have, a significant impact on our revenue and net income (loss). In addition to offering discounted prices and shipping as a means of attracting users and encouraging repeat purchases, we use dynamic pricing, where pricing varies depending on factors such as user location and demand, which is intended to maximize volume and revenue and allows us to offer a variety of promotions and discounts. Such offers and discounts, however, may reduce our revenue and margins. In the future, laws applicable to data protection, consumer protection, and artificial intelligence may change in a manner that limits our ability to employ dynamic pricing. In addition, our competitors’ pricing and marketing strategies are beyond our control and can significantly affect the results of our pricing strategies. If our pricing strategies, which may evolve over time, fail to meet our users’ price expectations or fail to result in increased margins, or if we are unable to compete effectively with our competitors if they engage in aggressive pricing strategies or other competitive activities, it could have a material adverse effect on our business.

Our refund policies may adversely affect our results of operations.

We have adopted user-friendly refund policies that make it convenient and easy for users to receive a refund after completing purchases. These policies are designed to improve users’ shopping

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Pursuant to 17 C.F.R. Section 200.83

experience and promote user loyalty, which in turn help us acquire and engage our existing users. However, these policies also subject us to additional costs and expenses which we may not recoup through increased revenue. We may also be required by law to adopt new or amend existing refund policies from time to time. These policies also make us more susceptible to misuse and if our refund policy is misused by a significant number of users, our costs may increase significantly and our results of operations may be materially and adversely affected. If we revise these policies to reduce our costs and expenses, our users may be dissatisfied, which may result in loss of existing users or failure to acquire new users at a desirable pace or cost, which may materially and adversely affect our results of operations.

Our ability to recruit and retain employees is important to our success.

Our future performance depends on our employees, including key engineering and product development personnel. Competition for key personnel is intense, especially in the San Francisco Bay area where our corporate headquarters are located, and we may be unable to successfully attract, integrate, or retain sufficiently qualified key personnel. In making employment decisions, particularly in the Internet and high-technology industries, job candidates often consider the value of the equity awards they would receive in connection with their employment and fluctuations in our stock price may make it more difficult to attract, retain, and motivate employees.

The forecasts of market opportunity and market growth included in this prospectus may prove to be inaccurate, and, even if these forecasts materialize, we cannot assure you our business will grow at similar rates, if at all.

Estimates of market opportunity and forecasts of market growth are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate, including due to the recent impacts from COVID-19. The estimates in this prospectus of the size of the markets that we may be able to address and the forecasts in this prospectus relating to the expected growth in ecommerce and other markets are subject to many assumptions and may prove to be inaccurate. These markets may not grow at the rates that we forecast. We may not grow our business at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the estimates of market opportunity and forecasts of market growth included in this prospectus should not be taken as indicative of our future growth.

We rely on consumer discretionary spending and may be adversely affected by economic downturns and other macroeconomic conditions or trends.

Macroeconomic conditions may adversely affect our business. If general economic conditions deteriorate globally or in specific markets where we operate, consumer discretionary spending may decline and demand for products available in our platform may be reduced. For example, we benefited from increased user spending due to U.S. government stimulus programs. However, such stimulus programs have been reduced recently, which may adversely affect user spending. We cannot assure you that the U.S. government will offer additional stimulus programs once the COVID-19 pandemic has subsided or otherwise. A decrease in consumer discretionary spending would cause sales in our platform to decline and adversely impact our business.

We face risks relating to the inventory we purchase ourselves.

We directly purchase, on a very limited basis, some of the products that we sell on our platform. We assume the inventory damage, theft, and obsolescence risks, as well as product safety and price erosion risks for products that we purchase directly. These risks could become more significant in the

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

future if we increase the amount of inventory that we purchase. These risks could also become more significant depending on the types of product we hold in our inventory, such as products that are subject to seasonality, changes in consumer preferences, rapid technological change, obsolescence, and price erosion. If we choose to carry significant levels of inventory in the future, any one of these inventory risks could adversely affect our operating results.

Unfavorable changes or failure by us to comply with evolving internet and ecommerce regulations could substantially harm our business and operating results.

We are subject to general business regulations and laws as well as regulations and laws specifically governing the internet and ecommerce. These regulations and laws may involve taxes, privacy and data security, consumer protection, the ability to collect and/or share necessary information that allows us to conduct business on the internet, marketing communications and advertising, content protection, electronic contracts, or gift cards. Furthermore, the regulatory landscape impacting internet and ecommerce businesses is constantly evolving. Any failure, or perceived failure, by us to comply with any of these laws or regulations could result in damage to our reputation, a loss in business and proceedings, or actions against us by governmental entities or others, which could impact our operating results.

Our business could suffer if we are unsuccessful in making, integrating, and maintaining any future acquisitions and investments.

We may acquire businesses or technologies in the future. Integrating an acquired business or technology is difficult and can be risky. These potential and completed transactions create risks such as:

•	disruption of our ongoing business, including loss of management focus on existing businesses;

•	the difficulty of integrating new businesses and technologies into our infrastructure; and

•

the risks associated with assuming liabilities related to the activities of the acquired business before and after the acquisition, including liabilities for violations of laws and regulations, commercial disputes, cyberattacks, taxes, and other matters.

Moreover, acquisitions may divert management’s time and focus from operating our business. Acquisitions also may require us to spend a substantial portion of our available cash, issue stock, incur debt or other liabilities, amortize expenses related to intangible assets, or incur write-offs of goodwill or other assets. Finally, acquisitions could be viewed negatively by analysts, investors, merchants, or our users.

We may be involved in litigation matters or other legal proceedings that are expensive and time consuming.

We may become involved in litigation matters, including class action lawsuits and lawsuits relating to intellectual property and product liability, whether for our own products or those offered by merchants. Any lawsuit to which we are a party, with or without merit, may result in an unfavorable judgment. We also may decide to settle lawsuits on unfavorable terms. Any such negative outcome could result in payments of substantial damages or fines, damage to our reputation, loss of rights, or adverse changes to our offerings or business practices. Any of these results could adversely affect our business. In addition, defending claims is costly and can impose a significant burden on our management.

From time to time, we are subject to investigations, demands, litigation and other proceedings involving consumer protection and data protection authorities or other regulatory agencies, including, in

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

particular, in Europe and Asia. These proceedings can result in orders, fines and penalties. For example, as a result of the initial outbreak of COVID-19, consumer protection authorities demanded rapid and decisive changes in the way that we screen and handle product listings that potentially violate various laws, including emergency price caps on certain items. Implementing these requests or defending against any associated fines could prove expense and time consuming and negatively affect our results of operations and financial condition.

Additionally, the market price of our Class A common stock may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

Risks Related to our International Operations

Economic tension between the United States and China, or between other countries, may intensify and the United States, China, or other countries may adopt drastic measures in the future that impact our business.

Our merchants source a large percentage of the products we list on our platform from China and other countries outside the United States. Additionally, most of our merchants, and some of our operations, are located in China, making the price and availability of products on our platform susceptible to international trade risks and other international economic conditions.

If the U.S. government imposes tariffs or other economic measures that directly or indirectly increase the price of products its imports and that we list on our platform, the increased prices could have a material adverse effect on our financial results and business. For example, the United States has recently threatened more restrictive trade terms with China and other countries, leading to the imposition, or announcement of future imposition, of substantially higher U.S. Section 301 tariffs on roughly $500 billion of imports from China. In response, China imposed or proposed new or higher tariffs on U.S. exports. The effects of the recently imposed and proposed tariffs are uncertain because of the dynamic nature of governmental action, relations and responses. Further escalation of trade tensions between the United States and its trading partners, especially China, could result in long-term changes to global trade, including retaliatory trade restrictions that restrict the international flow of products. We cannot predict what actions may ultimately be taken with respect to tariffs or trade relations between the United States and China or other countries, what products may be subject to such actions, or what actions may be taken by the other countries in retaliation. Any alterations to our business strategy or operations made in order to adapt to or comply with any such changes would be time-consuming and expensive, and certain of our competitors may be better suited to withstand or react to these changes.

Additionally, the U.S. government has recently indicated that it may restrict the operation and access of certain China-based companies, which include TikTok and WeChat, in the United States and other countries have indicated taking similar actions. In response, government authorities in China, or elsewhere, may seek to restrict access and operation of U.S. companies. Most of our merchants and some of our operations are located in China, and if our activities were restricted in China, our platform, our business, financial condition, and results of operations would be adversely affected.

We are not able to predict future economic policy of the United States, China, or of any foreign countries in which we operate. The adoption and expansion of restrictions, including restrictions on access to apps and other platforms, cross-border data transfers, tariffs, or other governmental action related to economic policies, has the potential to adversely impact our business, operational results and financial position.

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

Certain aspects of our business relating to the provision of financial services are subject to government regulation and oversight.

Many jurisdictions in which we operate have laws that govern financial services activities. Regulators in certain jurisdictions may determine that certain aspects of our business are subject to these laws and could require us to obtain licenses to continue to operate in such jurisdictions. For example, if we are deemed to be a money transmitter as defined by applicable regulation, we could be subject to certain laws, rules and regulations enforced by multiple authorities and governing bodies in the United States and abroad. If we are found to be a money transmitter under any applicable regulation and we are not in compliance with such regulations, we may be subject to fines or other penalties in one or more jurisdictions levied by federal or state or local regulators, including state Attorneys General, as well as those levied by foreign regulators. In addition to fines, penalties for failing to comply with applicable rules and regulations could include criminal and civil proceedings or other enforcement actions. We could also be required to make changes to our business practices or compliance programs as a result of regulatory scrutiny.

One of our subsidiaries, ContextLogic B.V., has applied for a payments institution license with its competent authority, De Nederlandsche Bank. This license would permit ContextLogic B.V. to provide payment services (including acquiring and executing payment transactions, as referred to in the Revised Payment Services Directive (2015/2366/EU)) in the Netherlands. In addition, ContextLogic B.V., once licensed, intends to provide such services on a cross-border passport basis into other countries within the European Economic Area (the “EEA”).

We continue to evaluate our options for seeking additional licenses in several other jurisdictions to optimize our payment solutions and support the future growth of our business. We could be denied such licenses, have existing licenses revoked, or be required to make significant changes to our business operations before being granted such licenses. If we are denied licenses or such licenses are revoked, we may be forced to cease or limit business operations in certain jurisdictions, including in the EEA, and even if we are able to obtain such licenses, we could be subject to fines or other enforcement action, or stripped of such licenses, if we are found to violate the requirements of such licenses. Such regulatory actions, or the need to obtain regulatory approvals, could impose significant costs and involve substantial delay in payments we make in certain local markets, any of which could adversely affect our business, financial condition, or operating results.

In addition, laws related to money transmission and online payments are evolving, and changes in such laws could affect our ability to provide payment processing on our platform in the same form and on the same terms as we have historically, or at all. For example, changes to the EU Payment Services Directive caused aspects of our payment operations in the EEA to fall within the scope of European payments regulation. As a result, ContextLogic B.V. is directly subject to financial services regulations (including those relating to anti-money laundering, terrorist financing, and sanctioned or prohibited persons) in the Netherlands and in other countries in the EEA where it conducts business. In addition, as we evolve our business or make changes to our business structure, we may be subject to additional laws or requirements related to money transmission, online payments and financial regulation. These laws govern, among other things, money transmission, prepaid access instruments, lending, electronic funds transfers, anti-money laundering, counter-terrorist financing, banking, systemic integrity risk assessments, cyber security of payment processes, and import and export restrictions. Our business operations may not always comply with these financial laws and regulations. Historical or future non-compliance with these laws or regulations could result in significant criminal and civil lawsuits, penalties, forfeiture of significant assets or other enforcement actions. Costs associated with fines and enforcement actions, as well as reputational harm, changes in compliance requirements or limits on our ability to expand our product offerings, could harm our business.

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

Further, our payment system is susceptible to illegal and improper uses, including money laundering, terrorist financing, fraudulent sales of goods or services and payments to sanctioned parties. We have invested and will need to continue to invest substantial resources to comply with applicable anti-money laundering, counter-terrorism, and sanctions laws, and in the EEA to conduct appropriate risk assessments and implement appropriate controls once licensed as a regulated payments institution. Government authorities may seek to bring legal action against us if our payment system is used for improper or illegal purposes or if our enterprise risk management or controls in the EEA are not adequately assessed, updated, or implemented, and any such action could result in financial or reputational harm to our business. Additionally, some of our merchants use applications, such as WeChat, for transmitting payments and communicating with us. If any of these payments applications were limited or banned by governmental authorities, certain payments could be delayed or our communications with merchants could be adversely impacted.

We are subject to customs and international trade laws that could require us to incur increased costs or could result in a delay in getting products to users, which may limit our growth and cause us to suffer reputational damage.

Our business is conducted worldwide, with goods imported from and exported to a substantial number of countries. The vast majority of products sold on our platform are shipped internationally. We are subject to numerous regulations, including customs and international trade laws that govern the importation, exportation, and sale of goods. In addition, we face risks associated with trade protection laws, policies and measures and other regulatory requirements affecting trade and investment, including loss or modification of exemptions for taxes and tariffs, imposition of new tariffs and duties, and import and export licensing requirements in the countries in which we operate. If these laws or regulations were to change or were violated by our management, employees or merchants, we could experience delays in shipments of our goods, be subject to fines or penalties, or suffer reputational harm, which could reduce demand for our services and negatively impact our results of operations.

Legal requirements are frequently changed and subject to interpretation, and we are unable to predict the ultimate cost of compliance with these requirements or their effects on our operations. We may be required to make significant expenditures to comply with existing or future laws and regulations, which may increase our costs and materially limit our ability to operate our business. In addition, changes to legal requirements can create delays in the introduction and sale of our products and services, or in some cases, prevent the export or import or our products and services to certain countries, governments, or persons altogether.

We rely on the free flow of goods through open and operational ports worldwide. Labor disputes or other disruptions at ports create significant risks for our business, particularly if work slowdowns, lockouts, strikes, or other disruptions occur. Any of these factors could result in reduced sales or canceled orders, which may limit our growth and damage our reputation and may have a material adverse effect on our business, results of operations, financial condition, and prospects.

Our international operations are subject to increased risks.

There are inherent risks in doing business internationally, including:

•

expenses associated with localizing our products and services and user data, including offering our users and merchants the ability to transact business in the local currency and language, and adapting our platform to local preferences;

•	challenges to enforceability in some foreign jurisdictions of so-called “clickwrap” contracts with our customers, merchants and Wish Local retailers;

•	trade barriers and changes in trade regulations;

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

•	difficulties in developing, staffing, and simultaneously managing a large number of varying foreign operations as a result of distance, language, and cultural differences;

•	stringent local labor laws and regulations;

•	credit risk and higher levels of payment fraud;

•	laws or regulations related to the import or export of goods alleged to violate third-party intellectual property rights;

•	political or social unrest, economic instability, repression, or human rights issues;

•	geopolitical events, including natural disasters, public health issues, acts of war, and terrorism;

•

compliance with U.S. laws such as the Foreign Corrupt Practices Act and foreign laws prohibiting corruption, U.S. and foreign economic and trade sanctions laws, and U.S. and foreign laws designed to combat money laundering and the financing of terrorist activities;

•	antitrust and competition regulations;

•	potentially adverse tax developments and consequences;

•	economic uncertainties relating to sovereign and other debt;

•	different, uncertain, or more stringent user protection, data protection, data collection, privacy, payments, advertising, pricing, and other laws;

•	limitations by governmental authorities on transmission of privacy information and other data between countries, whether from the United States or other jurisdictions;

•

restrictions on sales or distribution of certain products or services and uncertainty regarding liability for products, services, content, including uncertainty as a result of less internet-friendly legal systems, local laws, lack of legal precedent, and varying rules, regulations, and practices;

•	risks related to other government regulation or required compliance with local laws;

•	national or regional differences in macroeconomic growth rates; and

•	local licensing and reporting obligations.

Violations of the complex foreign and U.S. laws and regulations that apply to our international operations may result in litigation, fines, criminal actions, or sanctions against us, our officers, or our employees; prohibitions on the conduct of our business; and damage to our reputation. Although we have implemented policies and procedures designed to promote compliance with these laws, there can be no assurance that our employees, contractors, or agents will not violate our policies. These risks inherent in our international operations and expansion increase our costs of doing business internationally and could harm our business.

We face exposure to foreign currency exchange rate fluctuations.

Our sales to users are denominated in local currencies, primarily in U.S. dollars and Euros, and we pay our merchants in China for products sold on our platform in Renminbi (“RMB”), a few weeks after sales are completed, which creates exposure to currency rate fluctuations during that time. Additionally, our operating expenses are denominated in the currencies of the countries in which our operations are located, and may be subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the RMB. We do not generally hedge foreign exchange risk, and therefore, our results of operations have in the past, and will in the future, fluctuate due to movements in exchange rates. In addition, a weakening U.S. dollar will typically adversely affect the volume of goods being sold by foreign merchants to users in the United States more than it positively affects the volume of goods being sold by merchants in the United States to users in foreign countries, thereby further negatively impacting our financial results.

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

Any factors that reduce cross-border trade or make such trade more difficult could harm our business.

Cross-border trade is an important source of revenue for us. The shipping of goods across national borders is often more expensive and complicated than domestic shipping. Customs and duty procedures and reviews, including duty-free thresholds in various key markets, the interaction of national postal systems, and security related governmental processes at international borders, may increase costs, discourage cross-border purchases, delay transit, and create shipping uncertainties. Any factors that increase the costs of cross-border trade or restrict, delay, or make cross-border trade more difficult or impractical would lower our revenue and profits and could harm our business.

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Most of our merchants, and some of our operations, are located in China. Accordingly, our business, financial condition, results of operations, and prospects may be influenced to a significant degree by political, economic and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, and growth rate. The Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

Uncertainties with respect to the People’s Republic of China’s (“PRC”) legal system and changes in laws and regulations in China could adversely affect us.

Our operations in China are governed by PRC laws and regulations. Our Chinese subsidiaries are subject to laws and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. In addition, any new or changes in PRC laws and regulations related to foreign investment in China could affect the business environment and our ability to operate our business in China.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business and results of operations.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. Such unpredictability towards our contractual, property and procedural rights could adversely affect our business and impede our ability to continue our operations.

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.

The Chinese government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.

Because our business may be subject to governmental supervision and regulation by the relevant Chinese governmental authorities in many aspects of the operation of online retailing, we may be required to hold a number of licenses and permits in connection with our business operation. New laws and regulations may be adopted from time to time to require additional licenses and permits other than those we currently have. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to online retail businesses. If the Chinese government considers that we were operating without the proper approvals, licenses or permits, or promulgates new laws and regulations that require additional approvals or licenses or impose additional restrictions on the operation of any part of our business, it has the power, among other actions, to levy fines, confiscate our income, revoke our business licenses, or require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these or other regulatory actions by the Chinese governmental authorities, including issuance of official notices, change of policies, promulgation of regulations and imposition of sanctions, may adversely affect our business and have a material and adverse effect on our results of operations.

Risks Related to Network and Infrastructure

Any significant disruption in service on our platform or in our computer systems, some of which are currently hosted by third-party providers, could damage our reputation and result in a loss of users, which would harm our business and results of operations.

Our brand, reputation and ability to deliver a positive user experience depends upon the reliability of our infrastructure. We have experienced interruptions in these systems in the past, including server failures that temporarily slowed down or interfered with the performance of our websites and apps, or particular features of our websites and apps, and we may experience interruptions in the future. For example, in June 2020, we experienced a full platform outage for more than one hour due to the release of a software update that did not follow proper internal protocols. We have since updated our processes for following such protocols. Interruptions, whether due to system failures, human errors, computer viruses, physical or electronic break-ins, denial-of-service attacks, and capacity limitations, could prevent or inhibit the ability of merchants to access, or users from completing purchases on, our websites and apps. Volume of traffic and activity on our platform spikes on certain days, and any such interruption would be particularly problematic if it were to occur at such a high volume time. Problems with the reliability of our systems could prevent us from earning revenue and could harm our reputation. Damage to our reputation, any resulting loss of user confidence and the cost of remedying these problems could negatively affect our business, results of operations, financial condition, and prospects.

We either lease or own our servers and have service agreements with data center providers. Our systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, terrorist attacks, acts of war, electronic and physical break-ins, computer viruses, earthquakes, and similar events. The occurrence of any of the foregoing events could result in

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

damage to our systems and hardware or could cause them to fail completely, and our insurance may not cover such events or may be insufficient to compensate us for losses that may occur. Our systems are not completely redundant, so a system failure at one site could result in reduced platform functionality for our users, and a total failure of our systems could cause our websites or apps to be inaccessible by some or all of our users. A significant portion of our data storage, data processing and other computing services and systems is hosted by Amazon Web Services (“AWS”). AWS provides us with computing and storage capacity pursuant to an agreement that continues until terminated by either party. Problems with our third-party service providers, including AWS, or with their network providers or with the systems allocating capacity among their users, including us, could adversely affect our users’ experience. Our third-party service providers could decide to close their facilities without adequate notice. Any financial difficulties, such as bankruptcy or reorganization, faced by our third-party service providers or any of the service providers with whom they contract may have negative effects on our business, the nature and extent of which are difficult to predict. If our third-party service providers are unable to keep up with our needs for capacity, this could have an adverse effect on our business. In the event that our agreement with AWS, or other third-party service providers, is terminated, or we add additional cloud infrastructure service providers, we may experience significant costs or downtime in connection with the transfer to, or the addition of, new cloud infrastructure service providers. Any of the above circumstances or events may harm our reputation and brand, reduce the availability or usage of our platform, lead to a significant short-term loss of revenue, increase our costs, and impair our ability to attract new users or merchants, any of which could adversely affect our business, financial condition, and results of operations.

Our failure or the failure of third parties to protect our sites, networks and systems against security breaches, or otherwise to protect our confidential information, could damage our reputation and brand and substantially harm our business and operating results.

We collect, maintain, transmit, and store data about our users, merchants and others, including personally identifiable information and personal data, as well as other confidential information.

We also engage third parties that store, process, and transmit these types of information on our behalf. We rely on technology licensed from third parties in an effort to securely transmit confidential and sensitive information, including credit card numbers. Advances in computer capabilities, new technological discoveries, or other developments may result in the whole or partial failure of this technology to protect transaction data or other confidential and sensitive information from being breached or compromised. In addition, ecommerce websites are often attacked through compromised credentials, including those obtained through phishing, credential stuffing, and password spraying. Our security measures, and those of our third-party service providers, may not detect or prevent all attempts to breach our systems, viruses, malicious software, break-ins, phishing attacks, accidental actions or omissions to act that create vulnerabilities, social engineering, security breaches, or other attacks and similar disruptions that may jeopardize the security of information stored in or transmitted by our websites, networks and systems or that we or such third parties otherwise maintain, including payment card systems, which may subject us to fines or higher transaction fees or limit or terminate our access to certain payment methods. We and such third parties may not be able to anticipate or prevent all types of attacks, and we may not detect such attacks until after they have already been launched. Further, techniques used to obtain unauthorized access to or sabotage systems change frequently and may not be known until launched against us or our third-party service providers. In addition, security breaches can also occur as a result of non-technical issues, including intentional or inadvertent actions by our employees or by third parties. These risks may increase over time as the complexity and number of technical systems and applications we use also increases.

Cyber security incidents or breaches of our security measures or those of our third-party service providers or cyber security incidents could result in unauthorized access to our websites, networks and

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systems; unauthorized access to and misappropriation of our data, including user information, personally identifiable information, or other confidential or proprietary information of ours or of third parties; viruses, worms, spyware, or other malware being served from our websites, networks, or systems; deletion or modification of content or the display of unauthorized content on our sites; interruption, disruption, or malfunction of operations; costs relating to breach remediation, deployment of additional personnel and protection technologies, response to governmental investigations and media inquiries and coverage; engagement of third-party experts and consultants; litigation, regulatory action and other potential liabilities. Social engineering, phishing, malware, and similar attacks and threats of denial-of-service attacks could have a material adverse effect on our operations. Additionally, from time to time, our merchants’ and users’ accounts have been subject to unauthorized access by third parties, including through illicit purchase of usernames and passwords by bad actors. If any of these breaches of security should occur, our reputation and brand could be damaged, our business may suffer, we could be required to expend significant capital and other resources to alleviate problems caused by such breaches, and we could be exposed to a risk of loss, litigation or regulatory action and possible liability. We cannot guarantee that recovery protocols and backup systems will be sufficient to prevent data loss. Actual or anticipated attacks may cause us to incur increasing costs, including costs to deploy additional personnel and protection technologies, train employees and engage third-party experts and consultants. In addition, any party who is able to illicitly obtain a user or merchant password could access the user or merchant’s transaction data or personal information, resulting in the perception that our systems are insecure.

Any compromise or breach of our security measures, or those of our third-party service providers, could violate applicable privacy, data protection, data security, network and information systems security and other laws and cause significant legal and financial exposure (including costs for technical teams to investigate and remediate such incidents), adverse publicity and a loss of confidence in our security measures, which could have a material adverse effect on our business, results of operations, financial condition, and prospects. We devote significant resources to protect against security breaches and we may need to devote more resources in the future to address problems caused by breaches, including notifying affected users and responding to any resulting litigation, which in turn, diverts resources from the growth and expansion of our business.

Catastrophic events may disrupt our business.

Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce, and the global economy, and thus could harm our business. In the event of a major earthquake, hurricane or catastrophic event such as fire, power loss, telecommunications failure, cyber-attack, war, or terrorist attack, we may be unable to continue our operations and may endure reputational harm, delays in developing our platform and solutions breaches of data security and loss of critical data, all of which could harm our business, results of operations and financial condition.

Additionally, we rely on our network and third-party infrastructure and applications, internal technology systems, and our websites for our development, marketing, operational support, hosted services, and marketing activities. If these systems were to fail or be negatively impacted as a result of a natural disaster or other event, our ability to deliver a positive user and merchant experience would be impaired.

As we grow our business, the need for business continuity planning and disaster recovery plans will grow in significance. If we are unable to develop adequate plans to ensure that our business functions continue to operate during and after a disaster, and successfully execute on those plans in the event of a disaster or emergency, our business and reputation would be harmed.

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

We are subject to governmental regulation and other legal obligations related to privacy, data protection, information security, and consumer protection. If we are unable to comply with these, we may be subject to governmental enforcement actions, litigation, fines and penalties, or adverse publicity.

We collect personally identifiable information and other data from users and prospective users. We use this information to provide services and relevant products to our users, to support, expand and improve our business, and to tailor our marketing and advertising efforts. We may also share users’ personal data with certain third parties as authorized by the user or as described in our privacy policy.

As a result, we are subject to governmental regulation and other legal obligations related to the protection of confidential and sensitive data (including personally identifiable information and personal data), privacy, information security and consumer protection in certain countries where we do business and there has been and will continue to be a significant increase globally in such laws that restrict or control the use of personal data.

In Europe, where the data privacy and information security regime underwent a significant change in 2018, the legal environment related to personal data continues to evolve and companies like us that process personal data from large numbers of individuals are subject to increasing regulatory scrutiny. The General Data Protection Regulation (“GDPR”), implemented more stringent operational requirements for our use of personal data. These more stringent requirements include expanded disclosures to tell our users about how we may use their personal data, increased controls on profiling users and increased rights for users to access, control and delete their personal data. In addition, there are mandatory data breach notification requirements and significantly increased penalties of the greater of €20 million or 4% of global turnover for the preceding financial year.

Although there are legal mechanisms to allow for the transfer of personal data from the United Kingdom, EEA and Switzerland to the United States, uncertainty about compliance with such data protection laws remains and such mechanisms may not be available or applicable with respect to the personal data processing activities necessary to research, develop and market our products and services. For example, legal challenges in Europe to the mechanisms allowing companies to transfer personal data from the EEA to the United States could result in further limitations on the ability to transfer personal data across borders, particularly if governments are unable or unwilling to reach new or maintain existing agreements that support cross-border data transfers, such as the EU-U.S. and Swiss-U.S. Privacy Shield Frameworks. Specifically, on July 16, 2020, the Court of Justice of the European Union invalidated Decision 2016/1250 on the adequacy of the protection provided by the EU-U.S. Privacy Shield Framework. To the extent that we or our service providers were to rely on the EU-U.S. Privacy Shield Framework, we may not be able to do so in the future, which could increase our costs and limit our ability to process personal data from the European Union. The same decision also cast doubt on the ability to use one of the primary alternatives to the Privacy Shield, namely, the European Commission’s Standard Contractual Clauses, to lawfully transfer personal data from Europe to the United States and most other countries. At present, there are few if any viable alternatives to the Privacy Shield and the Standard Contractual Clauses.

In recent years, U.S. and European lawmakers and regulators have expressed concern over the use of third-party cookies and similar technologies for online behavioral advertising, and laws in this area are also under reform. In the European Union, current national laws that implement the ePrivacy Directive will be replaced by an EU regulation known as the ePrivacy Regulation. The draft ePrivacy Regulation retains existing informed consent conditions and also imposes the strict opt-in marketing rules on direct marketing that is “presented” on a web page rather than sent by email, alters rules on third-party cookies and similar technology and significantly increases penalties for breach of the rules. Regulation of cookies and similar technologies may lead to broader restrictions on our marketing and

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personalization activities and may negatively impact the effectiveness of our marketing. Such regulations may also increase regulatory scrutiny and increase potential civil liability under data protection or consumer protection laws. The ePrivacy Regulations draft also advocates the development of browsers that block cookies by default. These developments could impair our ability to collect user information, including personal data and usage information, that helps us provide more targeted advertising to our current and prospective users, which could adversely affect our business, given our use of cookies and similar technologies to target our marketing and personalize the user experience.

Further, Brexit has created uncertainty with regard to data protection regulation in the United Kingdom. In particular, while the Data Protection Act of 2018, that “implements” and complements the GDPR achieved Royal Assent on May 23, 2018 and is now effective in the United Kingdom, it is still unclear whether transfer of data from the EEA to the United Kingdom will remain lawful under GDPR. During the period of “transition” (i.e., until December 31, 2020), EU law will continue to apply in the UK, including the GDPR, after which the GDPR will be converted into U.K. law. Beginning in 2021, the UK will be a “third country” under the GDPR. We may, however, incur liabilities, expenses, costs, and other operational losses under GDPR and applicable EU Member States and the U.K. privacy laws in connection with any measures we take to comply with them.

As interpretation of both the ePrivacy Regulation and GDPR develop, we could incur substantial costs to comply with these regulations. The changes could require significant systems changes, limit the effectiveness of our marketing activities, adversely affect our margins, increase costs and subject us to additional liabilities.

In the United States, federal and various state governments have adopted or are considering, laws, guidelines or rules for the collection, distribution, use and storage of information collected from or about users or their devices. For example, California recently passed the California Consumer Privacy Act (the “CCPA”), which became effective on January 1, 2020 and introduced substantial changes to privacy law for businesses that collect personal information from California residents. The CCPA creates individual privacy rights for California consumers and increases the privacy and security obligations of entities handling certain personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. Additionally, the U.S. Federal Trade Commission and many state attorneys general are applying federal and state consumer protection laws, to impose standards for the online collection, use and dissemination of data. Furthermore, these obligations may be interpreted and applied inconsistently from one jurisdiction to another and may conflict with other requirements or our practices.

Many data protection regimes apply based on where a user is located, and as we expand our platform and new laws are enacted or existing laws change, we may be subject to new laws, regulations or standards or new interpretations of existing laws, regulations or standards, including those in the areas of data security, data privacy and regulation of email providers and those that require localization of certain data, which could require us to incur additional costs and restrict our business operations. Any failure or perceived failure by us to comply with rapidly evolving privacy or security laws policies (including our own stated privacy policies), legal obligations or industry standards or any security incident that results in the unauthorized release or transfer of personally identifiable information or other user data may result in governmental enforcement actions, litigation (including user class actions), fines and penalties or adverse publicity and could cause our users to lose trust in us, which could have a material adverse effect on our business, results of operations, financial condition, and prospects.

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

A failure to comply with current laws, rules and regulations or changes to such laws, rules and regulations and other legal uncertainties may adversely affect our business, financial performance, results of operations or business growth.

Our business and financial performance could be adversely affected by unfavorable changes in or interpretations of existing laws, rules, and regulations or the promulgation of new laws, rules, and regulations applicable to us and our business, including those relating to the internet and ecommerce, internet advertising and price display, consumer protection, anti-corruption, economic and trade sanctions, tax, payments, banking, data security, network and information systems security, data protection and privacy. As a result, regulatory authorities could prevent or temporarily suspend us from carrying on some or all of our activities or otherwise penalize us if our practices were found not to comply with applicable regulatory or licensing requirements or any binding interpretation of such requirements. Unfavorable changes or interpretations could decrease demand for our services, limit marketing methods and capabilities, affect our margins, increase costs or subject us to additional liabilities. For example, as a result of the initial outbreak of COVID-19, consumer protection authorities demanded rapid and decisive changes in the way that Wish screens and handles product listings that potentially violate various laws, including emergency price caps on certain items. We believe we have legal grounds to satisfy current requests or prevail against associated fines and penalties, and we intend to vigorously defend such fines and penalties.

Additionally, there are, and will likely continue to be, an increasing number of laws and regulations pertaining to the internet and ecommerce that may relate to liability for information retrieved from or transmitted over the internet, display of certain taxes and fees, online editorial and user-generated content, user privacy, data security, network and information systems security, behavioral targeting and online advertising, taxation, liability for third-party activities, quality of services and consumer protection. For example, the European Union’s Market Surveillance Regulation, which takes effect in July 2021, places new obligations on marketplaces and is designed to reduce the availability of unsafe products in Europe when offered by sellers outside of the region. Denmark has passed a law placing new burdens on marketplaces and giving its regulators the right to request fines and shutdowns where marketplaces are consistently unsuccessful in screening products that are unsafe or unlawful. Furthermore, the growth and development of ecommerce may prompt calls for more stringent consumer protection laws and more aggressive enforcement efforts, which may impose additional burdens on online businesses generally.

Likewise, the Securities and Exchange Commission (the “SEC”), the U.S. Department of Justice, the U.S. Treasury Department’s Office of Foreign Assets Controls, the U.S. Department of State, as well as other foreign regulatory authorities continue to enforce economic and trade regulations and anti-corruption laws, across industries. U.S. trade sanctions relate to transactions with designated foreign countries and territories, including Cuba, Iran, North Korea, Syria and the Crimea region of Ukraine, as well as specifically targeted individuals and entities that are identified on United States’ and other blacklists, and those owned by them or those acting on their behalf. Anti-corruption laws, including the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act, generally prohibit direct or indirect corrupt payments to government officials and, under certain laws, to private persons to obtain or retain business or an improper business advantage. Although we have policies and procedures in place designed to promote compliance with these laws and regulations, our employees, partners, or agents could take actions in contravention of our policies and procedures, or violate applicable laws or regulations. In the event our controls should fail, or we are found to be not in compliance for other reasons, we could be subject to monetary damages, civil and criminal monetary penalties, withdrawal of business licenses or permits, litigation and damage to our reputation and the value of our brand.

Additionally, the law relating to liability of online service providers is currently unsettled. Lawmakers and governmental agencies have in the past and could in the future require changes in the

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way our business is conducted, including with explicit obligations to inspect and screen content and products or implicit obligations that might stem from increased legal liability for online service providers. Unfavorable regulations, laws, decisions, or interpretations by government or regulatory authorities applying those laws and regulations, or inquiries, investigations, or enforcement actions threatened or initiated by them, could cause us to incur substantial costs, expose us to unanticipated civil and criminal liability or penalties (including substantial monetary fines), increase our cost of doing business, require us to change our business practices in a manner materially adverse to our business, damage our reputation, impede our growth, or otherwise have a material effect on our operations.

Risk Related to Our Intellectual Property

We may be unable to protect our intellectual property adequately.

Our intellectual property is an essential asset of our business and our success is dependent, in part, upon protecting our intellectual property. To establish and protect our intellectual property rights, we rely on a combination of trade secret, copyright, trademark and, to a lesser extent, patent laws, as well as confidentiality protection procedures and contractual provisions. The efforts we have taken to protect our intellectual property may not be sufficient or effective. We generally do not elect to register our copyrights, relying instead on the laws protecting unregistered intellectual property, which may not be sufficient. We rely on both registered and unregistered trademarks, which may not always be comprehensive in scope. In addition, our copyrights and trademarks, whether or not registered, and patents may be held invalid or unenforceable if challenged, and may be of limited territorial reach. Moreover, effective trademark, copyright, patent and trade secret protection may not be available or commercially feasible in every country in which we conduct business. Further, intellectual property law, including statutory and case law, particularly in the United States, is constantly developing, and any changes in the law could make it harder for us to enforce our rights. While we have obtained or applied for patent protection with respect to some of our intellectual property, we generally do not rely on patents as a principal means of protecting intellectual property. We make business decisions about when to seek patent protection for a particular technology and when to rely upon trade secret protection, and the approach we select may ultimately prove to be inadequate. To the extent we do seek patent protection, any U.S. or other patents issued to us may not be sufficiently broad to protect our proprietary technologies.

We may be subject to claims that items listed on our platform are counterfeit, infringing or illegal, which may harm our business.

We frequently receive communications alleging that items listed on our platform infringe third-party copyrights, trademarks, or other intellectual property rights. We have intellectual property complaint and take-down procedures in place to address these communications, and we believe such procedures are important to promote confidence in our platform and provide users reassurance in the products they are purchasing. We follow these procedures to review complaints and relevant facts to determine the appropriate action, which may include removal of the item from our platform and, in certain cases, prohibiting merchants from participating in our platform who repeatedly violate our policies.

Our procedures may not effectively reduce or eliminate our liability. In particular, we may be subject to civil or criminal liability for activities carried out by merchants on our platform, especially outside the United States where laws may offer less protection for intermediaries and platforms than the United States. Under current U.S. copyright law and the Communications Decency Act, we may benefit from statutory safe harbor provisions that protect us from copyright liability for content posted on our platform by our merchants and users. However, trademark and patent laws do not include similar statutory provisions, and liability for these forms of intellectual property is often determined by court decisions. These safe harbors and court rulings may change unfavorably. In that event, we may

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be held secondarily liable for the intellectual property infringement of merchants on our platform. We may also be directly liable for the inventory we purchase ourselves that we sell on our platform.

In addition, allegations of infringement of intellectual property rights, including but not limited to counterfeit items, have resulted in actual litigation from time to time by rights owners against merchants. These and similar suits have resulted in the freezing of merchant accounts or the shutdown of merchant storefronts on our platform, which can adversely impact revenue in the short-term, and may require us to spend substantial resources to comply with court orders. We may also incur costs responding to subpoenas from governmental authorities regarding illegal or counterfeit products listed for sale on our platform. In addition, we may receive media attention relating to the listing or sale of illegal or counterfeit goods, which could damage our reputation, diminish the value of our brand, and make users and merchants reluctant to use our platform.

Regardless of the validity of any claims made against us, we may incur significant costs and efforts to defend against or settle them.

Under our standard form agreements, we require our merchants to indemnify us for any losses we suffer or any costs that we incur due to any products sold by these merchants. However, we may not be able to successfully enforce our contractual rights and may need to initiate costly and lengthy legal proceedings to protect our rights.

We may be subject to intellectual property claims, which are extremely costly to defend, could require us to pay significant damages and could limit our ability to use certain technologies in the future.

Companies in the internet and technology industries are frequently subject to litigation based on allegations of infringement or other violations of intellectual property rights. We periodically receive communications that claim we have infringed, misappropriated or misused others’ intellectual property rights. To the extent we gain greater public recognition, we may face a higher risk of being the subject of intellectual property claims. Third parties may have intellectual property rights that cover significant aspects of our technologies or business methods and prevent us from expanding our offerings. Any intellectual property claim against us, with or without merit, could be time consuming and expensive to settle or litigate and could divert the attention of our management. Litigation regarding intellectual property rights is inherently uncertain due to the complex issues involved, and we may not be successful in defending ourselves in such matters. In addition, some of our competitors have extensive portfolios of issued patents. In a patent infringement claim against us, we may assert, as a defense, that we do not infringe the relevant patent claims, that the patent is invalid, or both. The strength of our defenses will depend on the patents asserted, the interpretation of these patents, and our ability to invalidate the asserted patents. However, we could be unsuccessful in advancing non-infringement and/or invalidity arguments in our defense. In the United States, issued patents enjoy a presumption of validity, and the party challenging the validity of a patent claim must present clear and convincing evidence of invalidity, which is a high burden of proof. Conversely, the patent owner need only prove infringement by a preponderance of the evidence, which is a lower burden of proof. We may be unaware of the intellectual property rights that others may claim cover some or all of our technology or services. Because patent applications can take years to issue and are often afforded confidentiality for some period of time, there may currently be pending applications, unknown to us, that later result in issued patents that could cover one or more of our products. Many potential litigants, including some of our competitors and patent holding companies, have the ability to dedicate substantial resources to enforcing their intellectual property rights. Moreover, our patents may provide little or no deterrence in litigation involving patent holding companies or other adverse patent owners that have no relevant product revenue. Any claims successfully brought against us could subject us to significant liability for damages and we may be required to stop using technology or other intellectual property alleged to be

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in violation of a third-party’s rights in jurisdictions where we do business. We also might be required to enter into costly settlement agreements or seek a license for third-party intellectual property. Even if a license is available, we could be required to pay significant royalties or submit to unreasonable terms, which would increase our operating expenses. We may also be required to develop alternative non-infringing technology, which could require significant time and expense. If we cannot license or develop technology for any allegedly infringing aspect of our business, we would be forced to limit our service and may be unable to compete effectively. Any of these results could harm our business.

Our software is highly complex and may contain undetected errors.

The software and code underlying our platform is highly interconnected and complex and may contain undetected errors or vulnerabilities, some of which may only be discovered after the code has been released. We typically release software code daily and this practice may result in the more frequent introduction of errors or vulnerabilities into the software underlying our platform, which can impact the user and merchant experience on our platform. Additionally, due to the interconnected nature of the software underlying our platform, updates to certain parts of our code, including changes to our website or mobile app or third-party APIs on which our website and mobile app rely, could have an unintended impact on other sections of our code, which may result in errors or vulnerabilities to our platform. Any errors or vulnerabilities discovered in our code after release could result in damage to our reputation, loss of our merchants or users, loss of revenue or liability for damages, any of which could adversely affect our growth prospects and our business.

Our use of open source software may pose particular risks to our proprietary software and systems.

We use open source software in our proprietary software and systems and will use open source software in the future. The licenses applicable to our use of open source software may require that source code that is developed using open source software be made available to the public and that any modifications or derivative works to certain open source software continue to be licensed under open source licenses. From time to time, we may face claims from third parties claiming infringement of their intellectual property rights, or demanding the release or license of the open source software or derivative works that we developed using such software (which could include our proprietary source code) or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation and could require us to purchase a costly license, publicly release the affected portions of our source code, be limited in or cease using the implicated software unless and until we can re-engineer such software to avoid infringement or change the use of, or remove, the implicated open source software. Our use of open source software may also present additional security risks because the source code for open source software is publicly available, which may make it easier for hackers and other third parties to determine how to breach our website and systems that rely on open source software. Any of these risks could be difficult to eliminate or manage, and, if not addressed, could have a material adverse effect on our business, results of operations, financial condition, and prospects.

Risks Related to Our Taxes and Financial Position

Our business and our merchants and users may be subject to sales and other taxes.

The application of indirect taxes, such as sales and use tax, value-added tax, provincial taxes, goods and services tax, business tax and gross receipt tax to our business and to our merchants is a complex and evolving issue. Many of the statutes and regulations that govern these taxes were established before the expansion of the internet and ecommerce. In many cases, it is not clear how existing statutes apply to ecommerce. In addition, governments are increasingly looking for ways to increase revenue, which has resulted in discussions about new legislative action to increase tax revenue, including through indirect taxes.

Confidential Treatment Requested by ContextLogic Inc.

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Significant judgment and expertise is required to evaluate applicable tax obligations. As a result, amounts recorded may be subject to adjustments by the relevant tax authorities. In many cases, the ultimate tax determination is uncertain because it is not clear how new and existing statutes might apply to our business or to the businesses of our merchants. One or more states, the federal government or other countries may seek to impose additional reporting, recordkeeping or indirect tax collection obligations on businesses like ours that facilitate ecommerce.

State and local taxing authorities in the United States have identified ecommerce platforms as a means to calculate, collect and remit indirect taxes for transactions taking place over the internet. Multiple U.S. states have enacted related legislation and other states are now considering such legislation. Furthermore, the U.S. Supreme Court recently held in South Dakota v. Wayfair that a U.S. state may require an online retailer to collect sales taxes imposed by the state in which the buyer is located, even if the retailer has no physical presence in that state, thus permitting a wider enforcement of such sales tax collection requirements.

Outside of the United States, the application of value added tax or other indirect taxes on ecommerce providers continues to evolve. An increasing number of jurisdictions are legislating or have adopted laws that impose new taxes, including revenue-based taxes that target online commerce and the remote selling of goods. These laws include new obligations to collect sales, consumption, value added, or other taxes on online marketplaces and remote sellers, or other requirements that may result in liability for third-party obligations. Several countries, in particular the European Union, have proposed or enacted taxes on marketplace facilitators and online advertising. Our business could be adversely affected by additional taxes that focus on marketplace service revenue.

Additionally, existing and new tax laws and legislation could require us or our merchants to incur substantial costs in order to comply, including costs associated with legal advice, tax calculation, collection, remittance and audit requirements, which could make selling in such markets less attractive and could adversely affect our business. Further, these laws can be applied prospectively or retroactively. Noncompliance with new laws may result in fines or penalties. It is possible we may not have sufficient notice to create and adopt processes to properly comply with new reporting or collection obligations by the effective date.

Our results of operations and cash flows could be adversely effected by additional taxes or increasing taxes of this nature imposed on us prospectively or retroactively, or additional taxes or penalties resulting from the failure to comply with any collection obligations or failure to provide information about our users, merchants or other third parties for tax reporting purposes to various government agencies.

We may experience fluctuations in our tax obligations.

We are subject to taxation in the United States and in numerous other jurisdictions. We record tax expense based on current tax payments and our estimates of future tax payments, which may include reserves for estimates of probable settlements of tax audits. The determination of these liabilities requires estimation and significant judgment and the ultimate determination is uncertain. At any one time, multiple tax years could be subject to audit by various taxing jurisdictions. As a result, we could be subject to higher than anticipated tax liabilities as well as ongoing variability in our quarterly tax rates as audits close and exposures are re-evaluated. While we have estimated reserves that we believe are reasonable to cover potential exposures, the reserves may ultimately not be sufficient and additional cash outflows may result. Fluctuations in our tax obligations could adversely affect our business.

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

We may be subject to tax controversies.

We may also be subject to tax controversies in the United States and in foreign jurisdictions that can result in tax assessments against us. Developments in an audit, investigation, or other tax controversy can have a material effect on our operating results or cash flows. We regularly assess the likelihood of an adverse outcome resulting from these proceedings to determine the adequacy of our tax accruals and while we believe our tax estimates are reasonable, the final outcome of audits, investigations, and any other tax controversies could be materially different from our historical tax accruals.

We may not be able to utilize a significant portion of our net operation loss carryforwards, and other tax attributes, which could adversely affect our profitability.

As of December 31, 2019, we had federal net operating loss carryforwards (“NOLs”) available to reduce future taxable income, if any, of $885 million that begin to expire in 2030 and continue to expire through 2037 and $324 million that have an unlimited carryover period. As of December 31, 2019, we had state NOLs available to reduce future taxable income, if any, of $1.4 billion that begin to expire in 2030 and continue to expire through 2039. Under legislation enacted in 2017, informally titled the Tax Cuts and Jobs Act (the “Tax Act”), as modified by the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), unused U.S. federal NOLs generated in tax years beginning after December 31, 2017, will not expire and may be carried forward indefinitely, but the deductibility of such federal NOLs in tax years beginning after December 31, 2020, is limited to 80% of taxable income. It is uncertain if and to what extent various states will conform to the Tax Act or the CARES Act. In addition, the utilization of NOLs and other tax attributes to offset future taxable income or taxes may be subject to limitations under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the “Code”), and similar state statutes as a result of ownership changes that have occurred or could occur in the future. Additionally, portions of these NOLs could expire unused and be unavailable to offset future income tax liabilities. In addition, at the state level, there may be periods during which the use of net operating losses is suspended or otherwise limited. For example, California recently imposed limits on the usability of California state NOLs to offset taxable income in tax years beginning after 2019 and before 2023. As a result, even if we attain profitability, we may be unable to use a material portion of our NOLs and other tax attributes, which could adversely affect our future cash flows, which could adversely affect our profitability.

We may need additional capital, which may not be available to us on acceptable terms or at all.

We believe that our existing cash, cash equivalents and current marketable securities, together with cash generated from our operations, will be enough to meet our anticipated cash needs for at least the next 12 months. However, we may require additional cash resources due to changes in business conditions or other developments, such as acquisitions or investments we may decide to pursue. We may seek to borrow funds under a credit facility that we decide to enter into or sell additional equity or debt securities. The sale of additional equity or convertible debt securities could result in dilution to our existing stockholders. Any debt financing that we may secure in the future could result in additional operating and financial covenants that would limit or restrict our ability to take certain actions, such as incurring additional debt, making capital expenditures or declaring dividends. It is also possible that financing may not be available to us in amounts or on terms acceptable to us, if at all.

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

Operating as a public company will require us to incur substantial costs and will require substantial management attention. In addition, our management team has limited experience managing a public company and the requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain additional executive management and qualified board members.

As a public company, we will incur substantial legal, accounting and other expenses that we did not incur as a private company. For example, we will be subject to the reporting requirements of the Securities Exchange Act of 1934 as amended (the “Exchange Act”), the applicable requirements of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the Dodd-Frank Wall Street Reform and Consumer Protection Act and the rules and regulations of the SEC. The rules and regulations of                will also apply to us following this offering. As part of the new requirements, we will need to establish and maintain effective disclosure and financial controls and make changes to our corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time-consuming or costly, and increase demand on our systems and resources.

Most of our management and other key personnel have little experience managing a public company and preparing public filings. In addition, we expect that our management and other key personnel will need to divert attention from other business matters to devote substantial time to the reporting and other requirements of being a public company. In particular, we expect to incur significant expense and devote substantial management effort to complying with the requirements of Section 404 of the Sarbanes-Oxley Act. We will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge.

As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which may result in threatened or actual litigation, including by stockholders and competitors. If such claims are successful, our business and operating results could be adversely affected, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business and operating results.

In addition, as a result of our disclosure obligations as a public company, we will have reduced flexibility and will be under pressure to focus on short-term results, which may adversely affect our ability to achieve long-term profitability.

Our management will be required to evaluate the effectiveness of our internal control over financial reporting. If we are unable to maintain effective internal control over financial reporting, investors may lose confidence in the accuracy of our financial reports.

As a public company, we will be required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. Section 404 of the Sarbanes-Oxley Act requires that we evaluate and determine the effectiveness of our internal control over financial reporting. Additionally, our auditor will be required to deliver an attestation report on the effectiveness of our disclosure controls and internal control over financial reporting starting with the second annual report that we file with the SEC after the completion of this offering.

If we have a material weakness in our internal control over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. In addition, our internal control over financial reporting will not prevent or detect all errors and fraud. Because of the inherent limitations in all control systems, no evaluation can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

If there are material weaknesses or failures in our ability to meet any of the requirements related to the maintenance and reporting of our internal control, investors may lose confidence in the accuracy and completeness of our financial reports and that could cause the price of our Class A common stock to decline. In addition, we could become subject to investigations by the SEC or other regulatory authorities, which could require additional management attention and which could adversely affect our business.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect or financial reporting standards or interpretations change, our operating results could be adversely affected.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments, and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities, and equity as of the date of the financial statements, and the amount of revenue and expenses, during the periods presented, that are not readily apparent from other sources. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to the fair value of financial instruments, useful lives of long-lived assets, fair value of common stock, fair value of redeemable convertible preferred stock and related redeemable convertible preferred stock warrants and equity awards and other equity issuances, incremental borrowing rate applied to lease accounting, contingent liabilities, allowances for returns and refunds and uncertain tax positions. Our operating results may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our operating results to fall below the expectations of industry or financial analysts and investors, resulting in a decline in the trading price of our Class A common stock.

Risks Related to this Offering and Our Class A Common Stock

The price of our Class A common stock could be volatile and you may not be able to resell your shares at or above our initial public offering price. Declines in the price of Class A common stock could subject us to litigation.

There has not been a public market for our Class A common stock prior to this offering and an active trading market may not develop following this offering. Even if such a market does develop, it may not be sustainable. If trading in our Class A common stock is not active, you may not be able to sell your shares quickly, at the market price or at all. The initial public offering price for the shares was determined by negotiations between us and the representative of the underwriters and may not be indicative of prices that will prevail in the trading market following this offering. In addition, the trading prices of the securities of technology companies have historically been highly volatile. Accordingly, the price of our Class A common stock could be subject to wide fluctuations for many reasons, many of which are beyond our control, including those described in this “Risk Factors” section and others such as:

•

variations in our operating results and other financial and operational metrics, including the key financial and operating metrics disclosed in this prospectus, as well as how those results and metrics compare to analyst and investor expectations;

•	speculation about our operating results in the absence of our own financial projections;

•	failure of analysts to initiate or maintain coverage of our company, changes in their estimates of our operating results or changes in recommendations by analysts that follow our Class A common stock;

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•	announcements of new services or enhancements, strategic alliances or significant agreements or other developments by us or our competitors;

•	announcements by us or our competitors of mergers or acquisitions or rumors of such transactions involving us or our competitors;

•	changes in our senior management or other key personnel;

•	disruptions in our platform due to hardware, software or network problems, security breaches or other issues;

•	the strength of the global economy or the economy in the jurisdictions in which we operate, and market conditions in our industry and those affecting our merchants and users;

•

trading activity by our principal stockholders, including upon the expiration of contractual lock-up agreements, and other market participants, in whom ownership of our Class A common stock may be concentrated following this offering;

•	changes in legal or regulatory requirements relating to our business;

•	litigation or other claims against us;

•	the number of shares of our Class A common stock that are available for public trading; and

•	any other factors discussed in this prospectus.

In addition, if the market for technology stocks or the stock market in general experiences a loss of investor confidence, the price of our Class A common stock could decline for reasons unrelated to our business, results of operations or financial condition. The price of our Class A common stock might also decline in reaction to events that affect other companies, even if those events do not directly affect us. Some companies that have experienced volatility in the trading price of their stock have been the subject of securities class action litigation. If we are the subject of such litigation, it could result in substantial costs and could divert our management’s attention and resources, which could adversely affect our business.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

We currently intend to use the net proceeds from this offering for working capital, operating expenses, sales and marketing expenses to fund the growth of our business, and capital expenditures. In addition, we may use a portion of the net proceeds to acquire complementary businesses, products, services, or technologies. However, we have no current understandings, agreements or commitments for any specific material acquisitions at this time. We have not yet determined the manner in which we will allocate the net proceeds we receive from this offering and as a result, our management will have broad discretion in the allocation and use of the net proceeds. See “Use of Proceeds.”

The failure by our management to allocate or use these funds effectively could harm our business. Pending their use, we may invest the net proceeds we receive from this offering in a manner that does not produce income or that loses value. Our ultimate use of the net proceeds from this offering may vary substantially from the currently intended use.

Our directors, executive officers and principal stockholders beneficially own a substantial percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

Our directors, executive officers, greater than 5% stockholders and their respective affiliates will hold in the aggregate approximately                % of the voting power of our outstanding capital stock

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following this offering, assuming no exercise of the underwriters’ option to purchase additional shares of our Class A common stock from the selling stockholders in this offering. In addition, Peter Szulczewski, our founder, CEO, and Chairperson, will be able to exercise voting rights with respect to an aggregate of                 shares of Class B common stock, which will represent approximately        % of the voting power of our outstanding capital stock following this offering. Therefore, these stockholders will continue to have the ability to influence us through their ownership position, even after this offering. If these stockholders act together, they may be able to determine all matters requiring majority stockholder approval. For example, these stockholders will be able to control elections of directors, amendments of our charter documents or approval of any merger, sale of assets or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that other stockholders may feel are in their best interests.

The dual class structure of our common stock has the effect of concentrating voting control with certain stockholders, in particular, our Chief Executive Officer, which will limit your ability to influence the outcome of important transactions, including a change in control.

Our Class B common stock has 20 votes per share, and our Class A common stock, which is the stock we are offering in our initial public offering, has one vote per share. Stockholders who hold shares of Class B common stock, including our executive officers, employees, and directors and their affiliates, will together hold approximately                % of the voting power of our outstanding capital stock following our initial public offering. Because of the 20-to-one voting ratio between our Class B and Class A common stock, the holders of our Class B common stock collectively will continue to control a majority of the combined voting power of our common stock and therefore be able to control all matters submitted to our stockholders for approval so long as the shares of Class B common stock represent at least 50% of all outstanding shares of our Class A and Class B common stock. This concentrated control will limit or preclude your ability to influence corporate matters for the foreseeable future.

Future transfers by holders of Class B common stock will generally result in those shares converting to Class A common stock, subject to limited exceptions, such as certain transfers effected for estate planning or charitable purposes. The conversion of Class B common stock to Class A common stock will have the effect, over time, of increasing the relative voting power of those holders of Class B common stock who retain their shares in the long term. If, for example, Mr. Szulczewski retains a significant portion of his holdings of Class B common stock for an extended period of time, he could, in the future, continue to control a majority of the combined voting power of our Class A common stock and Class B common stock. For a description of the dual class structure, see “Description of Capital Stock—Anti-Takeover Provisions.”

Because we qualify as a “controlled company” under the corporate governance rules for                 -listed companies, we are not required to have a majority of our board of directors be independent, nor are we required to have a compensation committee or an independent nominating function. Our board of directors has not made a determination about whether or not to take advantage of the “controlled company” exemption. However, if we were to take advantage of such exemptions in the future, our Class A common stock could be less attractive to some investors or otherwise our stock price could be otherwise harmed. Additionally, should the interests of our controlling stockholder differ from those of other stockholders, the other stockholders may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance rules for                -listed companies. Our status as a controlled company could make our Class A common stock less attractive to some investors or otherwise harm our stock price.

In addition, in July 2017, FTSE Russell and Standard & Poor’s announced that they would cease to allow most newly public companies utilizing dual or multi-class capital structures to be included in

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their indices. Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400, and S&P SmallCap 600, which together make up the S&P Composite 1500. Under the announced policies, our multi-class capital structure would make us ineligible for inclusion in any of these indices, and as a result, mutual funds, exchange-traded funds, and other investment vehicles that attempt to passively track these indices will not be investing in our stock. These policies are relatively new and it is as of yet unclear what effect, if any, they will have on the valuations of publicly traded companies excluded from the indices, but it is possible that they may depress these valuations compared to those of other similar companies that are included.

Sales of a substantial number of shares of our Class A common stock in the public market by our existing stockholders following this offering could cause the price of our Class A common stock to decline.

The price of our Class A common stock could decline if there are substantial sales of our Class A common stock, particularly sales by our directors, executive officers, employees, and significant stockholders, or when there is a large number of shares of our Class A common stock available for sale. After our initial public offering, we will have outstanding                shares of our Class A common stock and                 shares of our Class B common stock, based on the number of shares outstanding as of September 30, 2020. This includes                 shares that we are selling in this offering, which shares may be resold in the public market immediately following date of this prospectus. Shares of our Class B common stock are convertible into an equivalent number of shares of our Class A common stock and generally convert into shares of our Class A common stock upon transfer. In addition, we expect to issue                 shares of our Class B common stock upon the settlement of RSUs on March 14, 2021. The                 shares of our Class A common stock and                 shares of our Class B common stock that are not offered and sold in our initial public offering (as well as the shares underlying outstanding RSUs) will be available for sale in the public market 181 days after the date of this prospectus or, in the case of the shares issuable upon settlement of RSUs, on March 14, 2021, subject in some cases to the volume and other restrictions of Rule 144 as described below. We also expect holders of such shares of Class B common stock issued upon settlement of RSUs to sell a portion of such shares in the public market to cover tax obligations that become due upon vesting and settlement of such RSUs.

In addition, as of September 30, 2020, options to purchase                 shares of Class B common stock were outstanding and fully vested and the Class B common stock underlying such options will be eligible for sale approximately six months after the date of this prospectus.

After our initial public offering, certain holders of our Class A common stock and Class B common stock will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or our stockholders. All of these shares are subject to market standoff or lock-up agreements restricting their sale for specified periods of time after the date of this prospectus. We also intend to register shares of common stock that we have issued and may issue under our employee equity incentive plans. Once we register these shares, they will be able to be sold freely in the public market upon issuance, subject to existing market standoff or lock-up agreements.

Goldman Sachs & Co., LLC may permit our executive officers, our directors, and all of our stockholders to sell shares prior to the expiration of the restrictive provisions contained in the “lock-up” agreements with the underwriters. See the section titled “Underwriting” for a more complete description of the lock-up agreements that we and our directors, executive officers, and all of our stockholders have entered into with the underwriters. In addition, we may, in our sole discretion, permit our employees and current stockholders who are subject to market standoff agreements or arrangements with us and who are not subject to a lock-up agreement with the underwriters to sell shares prior to the expiration of the restrictive provisions contained in those market standoff agreements or arrangements.

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

The market price of the shares of our Class A common stock could decline as a result of the sale of a substantial number of our shares of common stock in the public market or the perception in the market that the holders of a large number of shares intend to sell their shares.

If you purchase our Class A common stock in this offering, you will incur immediate and substantial dilution.

The initial public offering price is substantially higher than the pro forma net tangible book value per share of our Class A common stock of $                per share as of September 30, 2020. Investors purchasing Class A common stock in this offering will pay a price per share that substantially exceeds the net tangible book value per share. As a result, investors purchasing Class A common stock in this offering will incur immediate dilution of $            per share, based on the initial public offering price of $                per share.

This dilution is due to the substantially lower price paid by our investors who purchased shares prior to this offering as compared to the price offered to the public in this offering. In addition, as of September 30, 2020, there were outstanding options to purchase                shares of our common stock with a weighted-average exercise price of approximately $            per share and warrants to purchase                shares of our common stock (including redeemable convertible preferred stock on an as-converted basis) with a weighted-average exercise price of approximately $                 per share. The exercise of any of these options or warrants would result in additional dilution. As a result of the dilution to investors purchasing shares in this offering, investors may receive less than the purchase price paid in this offering in the event of our liquidation. See the section titled “Dilution.”

Future sales and issuances of our Class A common stock or rights to purchase Class A common stock could result in additional dilution to our stockholders and could cause the price of our Class A common stock to decline.

We may issue additional Class A common stock, convertible securities or other equity following the completion of this offering. We also expect to issue Class A common stock to our employees, directors and other service providers pursuant to our equity incentive plans. Such issuances could be dilutive to investors and could cause the price of our Class A common stock to decline. New investors in such issuances could also receive rights senior to those of holders of our Class A common stock.

If analysts do not publish research about our business or if they publish inaccurate or unfavorable research, our stock price and trading volume could decline.

The trading market for our Class A common stock will depend in part on the research and reports that analysts publish about our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our Class A common stock or publish inaccurate or unfavorable research about our business, the price of our Class A common stock would likely decline. If few analysts cover us, demand for our Class A common stock could decrease and our Class A common stock price and trading volume may decline. Similar results may occur if one or more of these analysts stop covering us in the future or fail to publish reports on us regularly.

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of our company more difficult, could limit attempts to make changes in our management and could depress the price of our Class A common stock.

Provisions in our certificate of incorporation and bylaws may have the effect of delaying or preventing a change in control of our company or limiting changes in our management. Among other things, they provide:

•

for a dual class common stock structure, which provides Mr. Szulczewski with the ability to control the outcome of matters requiring stockholder approval, even if he owns significantly less than a majority of the shares of our outstanding Class A and Class B common stock;

•

when the outstanding shares of our Class B common stock represent less than a majority of the combined voting power of our common stock, our board of directors will be classified into three classes of directors with staggered three-year terms and directors will only be able to be removed from office for cause;

•

when the outstanding shares of our Class B common stock represent less than a majority of the combined voting power of our common stock, directors will be able to be removed only for cause and vacancies on our board of directors will be able to be filled only by our board of directors and not by stockholders;

•

certain amendments to our restated certificate of incorporation or bylaws will require the approval of two-thirds of the combined vote of our then-outstanding shares of Class A and Class B common stock;

•	authorization of the issuance of “blank check” preferred stock that our board of directors could use to implement a stockholder rights plan;

•

when the outstanding shares of our Class B common stock represent less than a majority of the combined voting power of our common stock, our stockholders will only be able to take action at a meeting of stockholders and not by written consent and will not be able to call a special meeting of stockholders;

•	our board of directors is expressly authorized to amend or repeal any provision of our bylaws;

•	that the forum for certain litigation against us must be Delaware or the U.S. federal district courts; and

•	advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.

These provisions may delay or prevent attempts by our stockholders to replace members of our management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, Section 203 of the Delaware General Corporation Law (the “DGCL”) may delay or prevent a change in control of our company. Section 203 imposes certain restrictions on mergers, business combinations and other transactions between us and holders of 15% or more of our common stock. Anti-takeover provisions could depress the price of our common stock by acting to delay or prevent a change in control of our company.

For information regarding these and other provisions, see “Description of Capital Stock.”

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

Our certificate of incorporation will provide that the Court of Chancery of the State of Delaware and the federal district courts of the United States of America will be the exclusive forums for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our certificate of incorporation will provide that the Court of Chancery of the State of Delaware and the federal district courts of the United States of America will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees. Our certificate of incorporation will provide that the Court of Chancery of the State of Delaware is the exclusive forum for: (i) any derivative action or proceeding brought on behalf of us; (ii) any action asserting a claim of breach of a fiduciary duty; (iii) any action arising pursuant to any provision of the DGCL, our certificate of incorporation or bylaws (as either may be amended from time to time); or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine.

This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our certificate of incorporation will further provide that the U.S. federal district courts will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our certificate of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.

These exclusive-forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees. If a court were to find either exclusive forum provision of our certificate of incorporation to be inapplicable to or unenforceable in an action, we may incur further significant additional costs associated with resolving the dispute in other jurisdictions, all of which could seriously harm our business.

We do not intend to pay dividends on our capital stock, so any returns will be limited to increases in the value of our Class A common stock.

We have never declared or paid any cash dividends on our capital stock. We currently anticipate that we will retain future earnings for the operation and expansion of our business. Accordingly, we do not anticipate declaring or paying any cash dividends for the foreseeable future. In addition, our ability to pay cash dividends on our capital stock is likely to be restricted by any future debt financing arrangement we may enter into. Any return to stockholders will therefore be limited to increases in the price of our Class A common stock, if any.

We may be subject to securities litigation, which is expensive and could divert management attention.

The market price of our Class A common stock may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are based on our beliefs and assumptions and on information currently available to us. The forward-looking statements are contained principally in “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Forward-looking statements include all statements that are not historical facts such as information concerning our possible or assumed future results of operations and expenses, business strategies and plans, competitive position, business environment and potential growth strategies and opportunities. In some cases, forward-looking statements can be identified by terms such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” or similar expressions and the negatives of those terms.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Those risks include those described in “Risk Factors” and elsewhere in this prospectus. The inclusion of forward-looking information should not be regarded as a representation by us, the underwriters or any other person that the future plans, estimates or expectations contemplated by us will be achieved. Given these uncertainties, you should not place undue reliance on any forward-looking statements in this prospectus. Also, forward-looking statements represent our beliefs and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we have filed as exhibits to the registration statement, of which this prospectus is a part, and any related free writing prospectus, completely and with the understanding that our actual future results may be materially different from what we expect.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this prospectus. While we believe such information provides a reasonable basis for these statements, such information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

Any forward-looking statement made by us in this prospectus speaks only as of the date on which it is made. Except as required by law, we disclaim any obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. All forward-looking statements are expressly qualified in their entirety by the foregoing cautionary statements.

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INDUSTRY DATA AND USER METRICS

This prospectus contains estimates and information concerning our industry, including market position, market size, and growth rates of the markets in which we participate, that are based on industry publications and reports. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports. The industry in which we operate is subject to a high degree of uncertainty and risk due to variety of factors, including those described in the “Risk Factors” section. These and other factors could cause results to differ materially from those expressed in these publications and reports.

In addition, industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that each of these studies and publications is reliable, we have not independently verified market and industry data from third parties. Further, in August 2020 we commissioned a third-party vendor to conduct a study (the “Study”) involving 2,850 participants across 10 countries. All participants received the same 50 questions. Responses were analyzed to identify demographic and consumer preference data, which is referenced in this document. While we believe our internal company research and commissioned studies are reliable and the market definitions are appropriate, neither such research nor these definitions have been verified by any independent source. The third-party industry publications, studies and surveys contained in this prospectus are identified by footnotes and are provided below:

•	eMarketer, Global eCommerce 2020, June 2020.

•	eMarketer, US Mobile Time Spent 2020, June 2020.

•	eMarketer, US Private Label vs. Branded Retail Sales Share of CPG Products, by Channel, March 2019, March 2018, and August 2019.

•	Euromonitor International Limited, Economies and Consumers, updated August 2020.

•	Euromonitor International Limited, Retailing 2020 edition, published July 2020.

•	Sensor Tower, analysis of store intelligence platform data, November 2019.

•	IDC, Understanding the Needs of the Global Small and Medium-Sized Business Market, US46393020, May 2020.

•	The World Factbook 2020. Washington, DC: Central Intelligence Agency, 2020.

•	United Nations Conference on Trade and Development, June 2020.

•	Small Business Administration (SBA) Office of Advocacy, Frequently Asked Questions, 2018.

•	CNBC, Small Business Survey, 2017, updated May 2019.

•	First Insight, The State of Consumer Spending, published March 2019.

•	United Nations Conference on Trade and Development, The International Day of Micro, Small and Medium Enterprises (MSMEs), June 2020.

•	U.S. Census Bureau, analysis of population data from, 2019.

The numbers of monthly active users, LTM active buyers, items, and merchants presented in this prospectus are based on internal company data, and we use these numbers in managing our business. We believe that these numbers are reasonable estimates, and we take measures to improve their accuracy, such as eliminating known fictitious or “bot” accounts. There are inherent challenges in measuring usage across large mobile populations around the world. For example, our data regarding

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the geographic location of our users and merchants is based on a number of factors, which may not always accurately reflect user location. We define a merchant as of a particular date as a unique merchant account on our platform, and a seller or selling entity may have several unique merchant accounts. In addition, our MAUs and LTM active buyers are based on unique email addresses, so it is possible for a single individual with multiple email addresses to open multiple accounts. We regularly review and may adjust our processes for calculating these metrics to improve their accuracy, and therefore it is possible that in future periods our reported metrics could change as a result of these adjustments. In addition, our MAU estimates will differ from estimates published by third parties due to differences in methodology. See “Risk Factors—Risks Related to our Business and Industry—We track certain performance metrics with internal tools and do not independently verify such metrics. Certain of our performance metrics are subject to inherent challenges in measurement, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.”

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USE OF PROCEEDS

We estimate that our net proceeds from this offering will be approximately $                 million, or approximately $                 million if the underwriters exercise in full their option to purchase additional shares, assuming an initial public offering price of $                 per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We will not receive any of the proceeds from the sale of shares our Class A common stock by the selling stockholders.

Each $1.00 increase or decrease in the assumed initial public offering price of $                 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, net proceeds to us by $                 million, assuming that the number of shares offered by us on the cover page of this prospectus remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each 1.0 million increase or decrease, as applicable, in the number of shares of our Class A common stock offered by us would increase or decrease net proceeds to us by approximately $                 million, assuming an initial public offering price of $                 per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility and create a public market for our Class A common stock, obtain additional working capital, and facilitate our future access to the public equity markets to allow us to implement our business plan. We currently intend to use the net proceeds received by us from this offering for working capital, operating expenses, sales and marketing expenses to fund the growth of our business, and capital expenditures. In addition, we may use a portion of the net proceeds to acquire complementary businesses, products, services, or technologies. However, we have no current understandings, agreements or commitments for any specific material acquisitions at this time. We cannot specify with certainty the particular uses of the net proceeds that we received from this offering. Accordingly, we will have broad discretion in using these proceeds.

Pending our use of the net proceeds received by us from this offering, we intend to invest the net proceeds in short and intermediate term, interest-bearing obligations, investment grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future decision to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws.

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

CAPITALIZATION

The following table sets forth our cash, cash equivalents, and marketable securities, and capitalization as of September 30, 2020 on:

•	an actual basis;

•

a pro forma basis to give effect to: (i) the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into                shares of Class A common stock, (ii) the exercise of an outstanding warrant to purchase                shares of our Series B redeemable convertible preferred stock and the conversion of that Series B redeemable convertible preferred stock into                shares of our Class A common stock on a net-exercise basis (assuming an initial public offering price of $                per share, the midpoint of the price range set forth on the cover page of this prospectus), (iii) the reclassification of all outstanding shares of our common stock into an equivalent number of shares of our Class B common stock; (iv) stock-based compensation expense of approximately $    million associated with RSUs subject to service-based and performance-based vesting conditions, which we will recognize upon the completion of this offering, as further described in Note 2 to our consolidated financial statements included elsewhere in this prospectus, which is reflected as an increase to additional paid-in capital and accumulated deficit; and (v) the filing and effectiveness of our amended and restated certificate of incorporation in Delaware; and

•

a pro forma as adjusted basis to give effect to: (i) the pro forma adjustments set forth above; and (ii) our sale and issuance in this offering of                shares of Class A common stock at the assumed initial public offering price of $                per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma and pro forma as adjusted information below is illustrative only, and cash, cash equivalents and marketable securities, total stockholders’ equity and total capitalization after this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table in conjunction with the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Capital Stock” and our consolidated financial statements and related notes included elsewhere in this prospectus.

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

As of September 30, 2020
	Actual		Pro Forma		Pro Forma As Adjusted(1)
(unaudited)
(in millions, except share and per share data)
Cash, cash equivalents, and marketable securities	$		$		$

Redeemable convertible preferred stock warrant liability	$			$–	$

Redeemable convertible preferred stock, $0.0001 par value; 44,346,293 shares authorized,             shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted

	$		$		$
Stockholders’ equity (deficit):
Preferred stock, $0.0001 par value; no shares authorized, no shares issued and outstanding, actual; shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted		–		–		–
Common stock, $0.0001 par value; 73,000,000 shares authorized, shares issued and outstanding, actual; no shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted		–		–		–
Class A common stock, $0.0001 par value; no shares authorized, no shares issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma and pro forma as adjusted
Class B common stock, $0.0001 par value; no shares authorized, no shares issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma and pro forma as adjusted
Additional paid-in capital

Accumulated deficit

Total stockholders’ equity (deficit)

Total capitalization	$		$		$

(1)

A $1.00 increase or decrease in the assumed initial public offering price of $                per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, each of cash, cash equivalents, and marketable securities, additional paid-in capital, total stockholders’ equity, and total capitalization by $                million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease, as applicable, each of cash, cash equivalents and marketable securities, additional paid-in capital, total stockholders’ equity, and total capitalization by $                million, assuming that the assumed initial public offering price of $    per share, the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions payable by us. The pro forma and pro forma as adjusted information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing.

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

The number of shares of our Class A common stock and Class B common stock issued and outstanding, pro forma and pro forma adjusted, in the table above is based on                shares of our Class A common stock (including our redeemable convertible preferred stock on an as-converted basis) and                shares of our Class B common stock outstanding as of September 30, 2020, and excludes:

•

            shares of our Class B common stock issuable upon the exercise of options outstanding as of September 30, 2020 under our 2010 Stock Plan, with a weighted-average exercise price of approximately $                per share;

•	shares of Class B common stock issuable upon the exercise of options granted under our 2010 Stock Plan after September 30, 2020, with a weighted-average exercise price of approximately $ per share;

•	shares of our Class B common stock issuable under RSUs that were outstanding as of September 30, 2020 for which the service condition was not satisfied as of September 30, 2020;

•	shares of our Class B common stock issuable under RSUs that were granted after September 30, 2020;

•	shares of our Class B common stock issuable upon exercise of a warrant at an exercise price of $ per share; and

•	shares of our common stock reserved for issuance under our equity compensation plans, consisting of:

•	shares of our Class A common stock that will be reserved for issuance under our 2020 Equity Incentive Plan,

•

                shares of our Class B common stock reserved for issuance under our 2010 Stock Plan as of September 30, 2020, which will become available for issuance under our 2020 Equity Incentive Plan on the date of this prospectus, and

•	shares of our Class A common stock that will be reserved for issuance under our 2020 Employee Stock Purchase Plan.

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

DILUTION

If you invest in our Class A common stock, your ownership interest will be diluted to the extent of the difference between the offering price per share of our Class A common stock and the pro forma as adjusted net tangible book value per share of our Class A common stock immediately after this offering. Dilution results from the fact that the per share offering price of our Class A common stock is substantially higher than the book value per share attributable to our existing stockholders. Pro forma net tangible book value per share represents the amount of stockholders’ equity (deficit) excluding intangible assets, divided by the number of shares of common stock outstanding at that date, after giving effect to the automatic conversion of our redeemable convertible preferred stock, including the redeemable convertible preferred stock issuable upon the automatic net exercise of an outstanding warrant, immediately prior to the completion of this offering.

Our pro forma net tangible book value as of September 30, 2020 was $     million, or $                 per share of common stock. Our pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding as of September 30, 2020, after giving effect to (i) the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into                shares of Class A common stock, (ii) the exercise of an outstanding warrant to purchase                shares of our Series B redeemable convertible preferred stock into                shares of our Class A common stock on a net-exercise basis (assuming an initial public offering price of $                per share, the midpoint of the price range set forth on the cover page of this prospectus), (iii) the reclassification of all outstanding shares of our common stock into an equivalent number of shares of our Class B common stock; and (iv) the filing and effectiveness of our amended and restated certificate of incorporation in Delaware.

After giving effect to our sale in this offering of shares of Class A common stock at an assumed initial public offering price of $                 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2020 would have been approximately $                 million, or $                 per share of common stock. This represents an immediate pro forma as adjusted dilution of $                 per share to investors purchasing shares in this offering.

The following table illustrates this per share dilution.

Assumed initial offering price per share		$
Historical net tangible book value (deficit) per share as of September 30, 2020	$
Increase per share attributable to the pro forma adjustments described above

Pro forma net tangible book value per share as of September 30, 2020
Increase in pro forma net tangible book value per share attributable to investors purchasing shares in this offering

Pro forma as adjusted net tangible book value per share after giving effect to this offering

Dilution in pro forma as adjusted net tangible book value per share to investors in this offering		$

A $1.00 increase or decrease in the assumed initial public offering price of $                 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

decrease, as applicable, our pro forma as adjusted net tangible book value per share after this offering by $                , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus remains the same, and after deducting underwriting discounts and commissions, and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase of 1.0 million in the number of shares offered by us would increase our pro forma as adjusted net tangible book value by $                million, or $                per share, and the dilution per share to investors participating in this offering would be $                per share, assuming that the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions payable by us. Similarly, each decrease of 1.0 million shares in the number of shares offered by us would decrease our pro forma as adjusted net tangible book value by $                million, or $                per share, and the dilution per share to investors participating in this offering would be $                per share, assuming that the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions payable by us. The pro forma as adjusted information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing.

If the underwriters exercise their option to purchase additional shares in full, the pro forma as adjusted net tangible book value per share after giving effect to this offering would be approximately $                 representing an immediate increase in pro forma as adjusted net tangible book value per share of $                to existing stockholders and immediate dilution in pro forma as adjusted net tangible book value per share of $                to new investors purchasing common stock in this offering, assuming an initial public offering price of $                per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts.

The following table summarizes, on a pro forma as adjusted basis described above as of September 30, 2020, the total cash consideration paid and the average price per share paid by our existing stockholders and by our new investors purchasing shares in this offering at the assumed offering price of our Class A common stock of $     per share, the midpoint of the price range set forth on the cover page of this prospectus, before deducting underwriting discounts and commissions, and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors							$

Total		100%		$	100%

A $1.00 increase or decrease in the assumed initial public offering price of $     per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, total consideration paid by new investors by $                 million and, in the case of an increase, would increase the percentage of total consideration paid by new investors by    percentage points and, in case of a decrease, would decrease the percentage of total consideration paid by new investors by    percentage points, assuming that the number of shares offered by us on the cover page of this prospectus remains the same, and after deducting underwriting discounts and commissions. We may also increase or decrease the number of shares we are offering. An increase or decrease of 1.0 million in the number of shares offered by us would increase or decrease, as applicable, total consideration paid by new investors by $                million, assuming that the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions payable by us.

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

The table above assumes no exercise of the underwriters’ option to purchase additional shares in this offering. If the underwriters exercise their option to purchase additional shares in full, our existing stockholders would own     % and our new investors would own     % of the total number of shares outstanding after this offering.

The foregoing tables and calculations (other than the historical net tangible book value calculation) are based on the our Class A common stock and Class B common stock that will be outstanding after this offering is based on                shares of our Class A common stock (including our redeemable convertible preferred stock on an as-converted basis) and                shares of our Class B common stock outstanding as of September 30, 2020, and excludes:

•

             shares of our Class B common stock issuable upon the exercise of options outstanding as of September 30, 2020 under our 2010 Stock Plan, with a weighted-average exercise price of approximately $    per share;

•	shares of Class B common stock issuable upon the exercise of options granted under our 2010 Stock Plan after September 30, 2020, with a weighted-average exercise price of approximately $ per share;

•	shares of our Class B common stock issuable under RSUs that were outstanding as of September 30, 2020 for which the service condition was not satisfied as of September 30, 2020;

•	shares of our Class B common stock issuable under RSUs that were granted after September 30, 2020;

•	shares of our Class B common stock issuable upon exercise of a warrant at an exercise price of $ per share; and

•	shares of our common stock reserved for issuance under our equity compensation plans, consisting of:

•	shares of our Class A common stock that will be reserved for issuance under our 2020 Equity Incentive Plan,

•

                shares of our Class B common stock reserved for issuance under our 2010 Stock Plan as of September 30, 2020, which will become available for issuance under our 2020 Equity Incentive Plan on the date of this prospectus, and

•	shares of our Class A common stock that will be reserved for issuance under our 2020 Employee Stock Purchase Plan.

To the extent that any outstanding options or warrants are exercised, outstanding RSUs settle, new options or RSUs are issued under our stock-based compensation plans, or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables show selected consolidated financial data. The selected consolidated statements of operations and comprehensive loss data for the years ended December 31, 2017, 2018, and 2019, and the selected consolidated balance sheet data as of December 31, 2018 and 2019 are derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. The selected consolidated statements of operations and comprehensive loss data for the years ended December 31, 2015 and 2016 and the selected consolidated balance sheet data as of December 31, 2015, 2016, and 2017 are derived from our audited consolidated financial statements that are not included in this prospectus. The following tables also show certain operational and non-GAAP financial measures. See the accompanying footnotes and “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures” below for more information. Our historical results and key metrics are not necessarily indicative of future results.

The following selected consolidated financial data and key metrics should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,
	2015(3)	2016(3)	2017(3)	2018(3)	2019(3)
Consolidated Statements of Operations and Comprehensive Loss Data:	(in millions, except share and per share data)
Revenue	$144	$445	$1,101	$1,728		$1,901
Cost of revenue(1)	78	131	205	278		443

Gross profit	66	314	896	1,450		1,458
Operating expenses:(1)
Sales and marketing	560	428	989	1,576		1,463
Product development	6	10	28	45		74
General and administrative	22	17	26	52		65

Total operating expenses	588	455	1,043	1,673		1,602

Loss from operations	(522)	(141)	(147)	(223)		(144)
Other income (expense), net:
Interest and other income (expense), net	(5)	(5)	10	15		19
Remeasurement of redeemable convertible preferred stock warrant liability	(10)	(5)	(70)	–		(3)

Loss before provision for income taxes	(537)	(151)	(207)	(208)		(128)
Provision for income taxes	–	–	–	–		1

Net loss and comprehensive loss	(537)	(151)	(207)	(208)		(129)
Deemed dividend to redeemable convertible preferred stockholders	–	–	(40)	–		(7)

Net loss attributable to common stockholders	$(537)	$(151)	$(247)	$(208)		$(136)

Net loss per share attributable to common stockholders, basic and diluted(2)	$(56.10)	$(15.48)	$(24.60)	$(20.20)		$(13.07)

Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted(2)	9,571,398	9,753,940	10,038,841	10,296,604		10,404,562

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(2)					$

Weighted-average shares used in computing pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(2)

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

(1)

Cost of revenue and operating expenses include stock-based compensation expense of $19 million, $7 million, $8 million, $2 million, and $2 million for the years ended December 31, 2015, 2016, 2017, 2018, and 2019, respectively. Following this offering, our future operating expenses, particularly in the quarter in which this offering is completed, will include substantial stock-based compensation expense with respect to our RSUs as well as any other stock-based awards we may grant in the future.

(2)

See Note 11 and Note 12 of the notes to our consolidated financial statements included in this prospectus for a description of how we compute basis and diluted net loss per share attributable to common stockholders and pro forma basic and diluted net loss per share attributable to common stockholders.

(3)

On January 1, 2018, we adopted Topic 606, on a modified retrospective basis. Accordingly, our audited consolidated financial statements for 2018 were adjusted to conform to Topic 606 and our consolidated financial statements for 2019 were reported under Topic 606. Our audited consolidated financial statements for 2015, 2016, and 2017 were reported under Topic 605. See Note 2 of the notes to our consolidated financial statements included in this prospectus.

	As of December 31,
	2015	2016	2017	2018	2019
Consolidated Balance Sheet Data:	(in millions)
Cash, cash equivalents and marketable securities	$359	$752	$1,122	$1,014	$1,078
Working capital	57	289	352	134	134
Total assets	434	862	1,301	1,193	1,366
Redeemable convertible preferred stock warrant liability	51	67	124	124	127
Redeemable convertible preferred stock	744	1,107	1,376	1,376	1,536
Total stockholders’ (deficit)	$(692)	$(830)	$(1,076)	$(1,287)	$(1,439)

	Year Ended December 31,
	2015	2016	2017	2018	2019
	(in millions, except percentages)
Other Operational and Financial Data:
Monthly Active Users (“MAUs”)(1)	21	30	49	73	90
LTM Active Buyers(1)	19	32	54	66	64
Adjusted EBITDA(1)	$(502)	$(132)	$(135)	$(211)	$(127)
Adjusted EBITDA Margin(1)	(349)%	(30)%	(12)%	(12%)	(7)%
Free Cash Flow(1)	$(305)	$15	$134	$(114)	$(71)

(1)	See the section titled “—Other Financial Information and Data” below for more information.

Other Financial Information and Data

In addition to the measures presented in our consolidated financial statements, we use the following key metrics and other financial information to measure our performance, identify trends affecting our business, and make strategic decisions.

Monthly Active Users

We define MAUs as the number of unique users that visited the Wish platform, either on our mobile app, mobile web, or on a desktop, during the month.14 MAUs for a given reporting period equal the average of the MAUs for that period. An active user is identified by a unique email-address; a single person can have multiple user accounts via multiple email addresses. The change in MAUs in a reported period captures both the inflow of new users as well as the outflow of existing users who did not visit the platform in a given month. We view the number of MAUs as key driver of revenue growth as well as a key indicator of user engagement and awareness of our brand.

[14]	Wish apps include Wish, Wish Local for Partner Stores, Geek, Home Design & Décor Shopping, Mama, and Cute.

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

LTM Active Buyers

As of the last date of each reported period, we determine our number of unique active buyers by counting the total number of individual users who have placed at least one order on the Wish platform, either on our mobile app, mobile web, or on desktop, during the preceding 12 months, regardless of whether the products are actually sold, delivered or returned. The number of Active Buyers is an indicator of our ability to attract and monetize a large user base to our platform and of our ability to convert visits into purchases. We believe that increasing our Active Buyers will be a significant driver to our future revenue growth.

Non-GAAP Financial Measures

Adjusted EBITDA and Adjusted EBITDA Margin

In this prospectus, we provide Adjusted EBITDA, a non-GAAP financial measure that represents our net income (loss) before interest and other income (expense), net (which includes foreign exchange gain or loss, gain or loss on one time transactions recognized), income tax expense, and depreciation and amortization, adjusted to eliminate stock-based compensation expense and remeasurement of redeemable convertible preferred stock warrant liability and to add back certain recurring other items. Additionally, in this prospectus, we provide Adjusted EBITDA Margin, a non-GAAP financial measure that represents Adjusted EBITDA divided by revenue. Below is a reconciliation of Adjusted EBITDA to net loss, the most directly comparable GAAP financial measure.

We have included Adjusted EBITDA and Adjusted EBITDA Margin in this prospectus because they are key measures used by our management and board of directors to understand and evaluate our operating performance and trends and how we are allocating internal resources, to prepare and approve our annual budget and to develop short- and long-term operating plans. We also believe that the exclusion of certain items in calculating Adjusted EBITDA can provide a useful measure for period-to-period comparisons of our business as it removes the impact of non-cash items and certain variable charges.

Adjusted EBITDA has limitations as an analytical measure, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA does not consider the potentially dilutive impact of stock-based compensation;

•	Adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to us; and

•	other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Because of these limitations, you should consider Adjusted EBITDA and Adjusted EBITDA Margin alongside other financial performance measures, including various cash flow metrics, net income (loss) and our other GAAP results.

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

The following table reflects the reconciliation of net loss to Adjusted EBITDA and net loss as a percentage of revenue to Adjusted EBITDA margin for each of the periods indicated:

	Year Ended December 31,
	2015	2016	2017	2018	2019
	(in millions, except percentages)
Revenue	$144	$445	$1,101	$1,728	$1,901
Net loss	(537)	(151)	(207)	(208)	(129)
Net loss as a percentage of revenue	(373)%	(34)%	(19)%	(12)%	(7)%
Excluding:
Interest and other income (expense), net	5	5	(10)	(15)	(19)
Provision for income taxes	—	—	—	—	1
Depreciation and amortization	1	2	4	8	10
Stock-based compensation expense	19	7	8	2	2
Remeasurement of redeemable convertible preferred stock warrant liability	10	5	70	—	3
Recurring other items	—	—	—	2	5

Adjusted EBITDA	$(502)	$(132)	$(135)	$(211)	$(127)

Adjusted EBITDA margin	(349)%	(30)%	(12)%	(12)%	(7)%

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2015	2016	2017	2018	2019
Net Cash provided by (used in) operating activities	$(298)	$21	$146	$(94)	$(60)
Net Cash used in investing activities	(113)	(23)	(192)	(16)	(40)
Net cash provided by (used in) financing activities	508	379	212	(5)	132

Free Cash Flow

In this prospectus, we also provide Free Cash Flow, a non-GAAP financial measure that represents net cash provided by (used in) operating activities less purchases of property and equipment. We believe that Free Cash Flow is an important measure since we use third parties to host our services and therefore we do not incur significant capital expenditures to support revenue generating activities.

Free cash flow has limitations as an analytical measure, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	it is not a substitute for net cash provided by (used in) operating activities;

•

other companies may calculate free cash flow or similarly titled non-GAAP measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of free cash flow as a tool for comparison; and

•

the utility of free cash flow is further limited as it does not reflect our future contractual commitments and does not represent the total increase or decrease in our cash balance for any given period.

Because of these limitations, you should consider Free Cash Flow alongside other financial performance measures, such as net cash provided by (used in) operating activities, net income (loss) and our other GAAP results.

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

The following table reflects the reconciliation of net cash provided by (used in) operating activities to Free Cash Flow for each of the periods indicated:

	Year Ended December 31,
	2015	2016	2017	2018	2019
	(in millions)
Net cash provided by (used in) operating activities	$(298)	$21	$146	$(94)	$(60)
Less:
Purchases of property and equipment	7	6	12	20	11

Free Cash Flow	$(305)	$15	$134	$(114)	$(71)

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section titled “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties about our business and operations. Our actual results and the timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those we describe under the section titled “Risk Factors” and elsewhere in this prospectus.

Overview

We launched Wish with a simple mission—to bring an affordable and entertaining mobile shopping experience to billions of consumers around the world. Since our founding in 2010, we have become one of the largest and fastest growing global ecommerce platforms, connecting more than 100 million monthly active users in over 100 countries to over 500,000 merchants offering approximately 150 million items. Our platform combines technology and data science capabilities, an innovative and discovery-based mobile shopping experience, a comprehensive suite of indispensable merchant services, and a massive scale of users, merchants, and items. This combination has allowed us to become the most downloaded global shopping app for each of the last three years according to a report from Sensor Tower.15

We are revolutionizing mobile with a user experience that is mobile-first, discovery-based, deeply-personalized and entertaining. Over 90% of our user activity and purchases occur on our mobile app. Our data science capabilities allow us to mirror how consumers have shopped for decades in brick-and-mortar stores by offering a discovery-based shopping experience on a mobile device. Our highly-personalized product feed enables our users to discover products they want to purchase by simply scrolling through our mobile app and browsing. Over 70% of the sales on our platform do not involve a search query and instead come from personalized browsing. Wish users engage with our app in a similar manner to how they engage with social media; scrolling through image-rich, highly-engaging, and interactive content. To enhance user engagement, we incorporate fresh gamified features, rich user-generated content including photos, videos, and reviews, and a wide range of relevant products to make shopping more entertaining. Our differentiated user experience has driven superior engagement with Wish users spending on average 10 minutes per day on our platform in 2019.

We also built Wish to empower merchants around the world. We define a merchant as of a particular date as a unique merchant account on our platform. Today, most of our merchants are based in China. We initially grew our platform focusing on merchants in China, the world’s largest exporter of goods for the last decade,16 due to these merchants’ strength in selling quality products at competitive prices. We continue to expand our merchant base around the world. The number of merchants on our platform in North America, Europe, and Latin America has grown approximately 130% since 2019. In particular, the number of merchants on our platform in the U.S. has grown approximately 150% since 2019. Through our diversified and global merchant base, we are able to offer greater depth and breadth of categories and products. We give our merchants immediate access to our global base of over 100 million monthly active users and a comprehensive suite of indispensable services, including demand generation and engagement, user-generated content creation, data intelligence, promotional and logistics capabilities, and business operations support, all in a cost-efficient manner.

[15]	Sensor Tower, analysis of store intelligence platform data, November 2019.
[16]	The World Factbook 2020. Washington, DC: Central Intelligence Agency, 2020.

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Local brick-and-mortar stores worldwide are struggling to attract consumers and compete in a retail world being transformed by ecommerce and industry consolidation. We launched Wish Local in 2019 to help these merchants increase their online reach and discovery, gain foot traffic, and drive additional sales. Today, we have over 40,000 Wish Local partners in over 40 countries who have signed up to our Sell on Wish feature to upload their in-store inventory on Wish for local pick-up or delivery. Our Wish Local partners also serve as Wish Pickup locations for online Wish orders, which effectively gives us local warehousing and fulfillment footprint around the world without owning any real estate.

Our data science capabilities provide us with a unique competitive advantage and are core to our business operations. We collect, analyze, and utilize data across over 100 million monthly active users, over 500,000 merchants, and approximately 2 million items sold per day to improve the shopping experience for users and the selling experience for merchants. Our proprietary algorithms analyze a rich and growing data set of transactions and historical behaviors of both users and merchants to drive continuous optimization on the platform and inform key business decisions on a daily basis. Our data science enables personalization at the individual user level at a massive scale and drives significant advantages across all aspects of our business operations, including user acquisition, user experience, pricing strategies, user-generated content, merchant insights, and user and merchant support. For example, our user acquisition strategies utilize our data science capabilities to make decisions on what to show to whom, when, and through which acquisition channel, with a focus on maximizing our return on marketing investment and user conversion. We also leverage our data and unique insights to extend our platform outside of our core business and drive additional growth opportunities, including new services to merchants and new categories for users.

Our proprietary data and technology also fuel our powerful network effects. As Wish grows, we accumulate more data across user and merchant activities, we strengthen our data advantage, and we create an even better experience for everyone on our platform, which in turn attracts more users and merchants. As more users come to Wish, driven by the affordable value proposition and differentiated shopping experience, we drive more sales to our merchants. Adding more users also reinforces our user-generated feedback loop of ratings, reviews, photos, and videos, which drives greater user engagement. As more merchants succeed on Wish, more merchants join the platform to grow their businesses, broadening our product selection which in turn improves the user experience. This flywheel effect has driven tremendous value to both users and merchants and has made Wish one of the largest ecommerce marketplaces in the world.

We have experienced substantial growth since our founding in 2010. We grew our revenue from $1.1 billion in 2017 to $1.9 billion in 2019 at a compound annual growth rate of 31%. Our revenue is diversified and global. In 2019, 93% of our revenue was from marketplace services and 7% was from logistics services. Within our marketplace, we built an advertising service with annual run-rate revenue of nearly $180 million based on the three months ended June 30, 2020. In terms of geographic diversification by users, in 2019, 49% of our marketplace revenue came from Europe, 38% from North America, 5% from South America, and 8% from the rest of the world. Our growth has been highly capital efficient. We have been able to achieve this massive growth and scale while only using $8 million of cumulative cash flow from operations from 2017 to 2019, aided by our positive working capital dynamics. In 2019, we generated a net loss of $129 million and Adjusted EBITDA of $(127) million, compared to a net loss of $208 million and Adjusted EBITDA of $(211) million in 2018, and a net loss of $207 million and Adjusted EBITDA of $(135) million in 2017, which improved from (12)% of revenue in 2017 to (7)% of revenue in 2019. See “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures” for more information and for a reconciliation of Adjusted EBITDA to net loss, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

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Key Milestones

Since our founding in 2010, we have scaled our marketplace connecting millions of users with our merchants, improved monetization of our platform, and made substantial investments to further extend our platform to new services, channels, and categories.

Scaling Marketplace

In 2015 and 2016, we focused on scaling our marketplace and building an affordable and entertaining mobile shopping platform.

•	On the consumer platform:

○	We utilized our data science capabilities to acquire users worldwide and grew our monthly active user base to over 48 million by 2017.

○

In 2015, we launched Blitz Buy, one of our first gamified features on the platform, which offers users once-a-day sales on a selection of extra discounted products. In 2016, we began to introduce on a limited basis, first-party sales, where we source and procure merchandise to sell on our own behalf.

•	On the merchant platform:

○

To supplement our merchant dashboard and data insights, we introduced additional features on our platform to help our merchants increase user exposure. We launched Wish Express, which helps merchants increase impressions to users who want faster delivery by designating certain eligible products as “Wish Express.” We also launched ProductBoost, a native advertising tool that allows merchants to pay a fee to move their products higher up within the product rankings.

Improving Monetization

Starting in 2017, we increased our focus on further improving engagement and monetization of our users and merchants.

•	On the consumer platform:

○	In 2017, we began to deploy dynamic pricing at scale, which utilizes our rich data set to instantly adjust prices across products to optimize user conversion as well as increase our margin.

○

In 2018, we diversified our marketing efforts to include sports partnerships, TV campaigns, and our Wish Stars program. These additional marketing programs enabled us to acquire more users in a cost-efficient manner.

•	On the merchant platform:

○	Throughout 2017 and 2018, we continued to expand our merchant base globally.

○

In 2018, to serve our merchants’ different advertising needs, we introduced, as part of our ProductBoost offerings, MaxBoost, which enables additional product impressions outside of Wish including on social media platforms, and IntenseBoost, which provides increased product impressions in a shorter period of time.

○

In 2018, we launched our logistics platform that includes a number of proprietary logistics service programs aimed at reducing cost and operational friction associated with cross-border fulfillment for our merchant base.

○	In 2018, we launched the early payment program to accelerate payment to select qualified merchants and aid their working capital management.

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Pursuant to 17 C.F.R. Section 200.83

Extending Platform

Since 2019, we have continued to develop new services that improve the Wish user experience by continuing to offer an affordable and entertaining mobile shopping platform as well as helping our merchants succeed and grow their businesses.

•	On the consumer platform:

○	In 2019, we began to offer affordable brands and off-price branded inventory to provide our users with a larger selection of products.

○

In 2019, we launched Limited Quantity Deals (“LQD”) which price higher cost items at under a dollar for a limited time only. Only one user can win the LQD, and this gamified experience drives higher engagement and overall spend on our platform.

○	In 2019, we launched Pay Later program where users can defer payment for up to 30 days.

•	On the merchant platform:

○	In 2019, we continued to grow and diversify our merchant base.

○

In 2019, in response to certain expected changes to the Universal Postal Union Treaty and overall increasing logistics costs globally, particularly costs related to ChinaPost services, we have invested in new logistics offerings and related technology and data science to further diversify our logistics operations. The percentage of packages shipped through our proprietary logistics platform has grown substantially from 0% in 2016 to over 90% in July 2020. Of this volume, we perform all logistic services on behalf of our merchants for approximately 50% of the packages. For the remaining 50%, merchants can choose the carrier and the desired service level based on what is available on our logistics platform. As a result, we also grew our logistics revenue from over $6 million in 2018 to approximately $415 million on an annual run-rate based on the three months ended June 30, 2020.

○

In 2019, we launched Wish Local to help local brick-and-mortar stores reach our massive user base, leverage our technology platform and digitize their storefronts. We have since grown our Wish Local program to over 40,000 stores in over 40 countries.

○	In 2019, we launched our tax engine that assists merchants with local tax requirements compliance.

Our Financial Model

Our business benefits from powerful network effects, fueled by our data advantage and massive scale. As more users join Wish, attracted by our affordable value proposition and shopping experience, we are able to increase revenue potential for our merchants. As more merchants succeed on Wish, more merchants join the platform and grow their businesses with Wish, broadening our product selection which in turn improves user experience. By developing a strategy focused on users and merchants, we align user and merchant success with the success of our financial model. The growth in users and merchants generates more data, further strengthens our data advantage and creates an even better experience for everyone on our platform, in turn attracting more users and high-quality merchants.

Our model relies on cost-effectively adding new users, converting those users into buyers and improving engagement and monetization of those buyers on Wish over time as well as adding new merchants, delivering economic success for those merchants, and having those merchants use more of our end-to-end platform.

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Pursuant to 17 C.F.R. Section 200.83

The following are key elements of our financial model that drive our growth:

•

Increase the scale and growth of our user and buyer base.    Attracting and engaging users have been our key areas of focus since our founding. We measure our effectiveness in attracting and engaging users through metrics such as our MAUs, which increased over 40% between June 30, 2019 and June 30, 2020, as well as the average minutes spent per visit by user. These increases have primarily been driven by the growing popularity and recognition of our brand and platform, the user preferences for our differentiated mobile shopping experience, wide selection of attractively priced products, and the success of our promotional and marketing campaigns. This growth has contributed to making Wish the most downloaded global shopping app for each of the last three years according to a report from Sensor Tower.[17] As a result, we have experienced significant revenue growth in recent periods. We will need to continue to invest in our marketing efforts to attract additional users and buyers and to enhance our brand and drive user engagement, and over time we will need to do this cost-effectively in order to achieve profitability.

•

Invest in our sales and marketing engine.    We have made significant investments in our data science which underpins all aspects of our operations including marketing and user acquisition. By leveraging our unique and scaled data set and algorithms, our goal is to execute cost-effective and successful digital marketing strategies to acquire new users and re-engage existing users on the Wish platform. We consider our user acquisition expertise a strong competitive advantage and have invested in this capability over time to continue to drive user and revenue growth. We will need to continue to invest in our marketing efforts to attract new users and increase user engagement.

•

Increase the lifetime value of our users.    Our ability to successfully drive improvements in user engagement and monetization on the Wish platform will be an important driver in expanding the lifetime value of our users and allow us to achieve profitability. We utilize data science to estimate lifetime value of users and accordingly adjust our user acquisition strategies to maximize our return on marketing investment. We also deploy dynamic pricing to drive effective monetization of our user base. Dynamic pricing utilizes our data to instantly adjust prices across products to optimize user conversion and has increased our margins.

•

Continue to grow and diversify our merchant base and product categories.    As of June 30, 2020, we had over 500,000 merchants on our platform. While most of our merchants today are based in China and sell unbranded goods, we plan to continue to grow our merchant base globally and diversify our product categories. While we initially grew our platform focusing on merchants in China due to their production strength, we have since started to diversify our merchant base around the world; the number of merchants on our platform in North America, Europe, and Latin America has grown approximately 130% since 2019. We believe the increase in the number and the diversity of merchants leads to more competitive pricing and broader product categories, which will in turn help us attract more users, generating powerful network effects.

•

Continue to innovate and expand our platform.    We generate revenue primarily from commissions earned on the sales by our merchants on the Wish marketplace, as well as from fees from offering our logistics platform to our merchants. We aim to enhance the value of our platform by broadening our marketplace service offerings, expanding the size and engagement of our user base, and improving data insights and services available to our merchants across digital marketing, payments, logistics, user support, and operations. We believe that expanding our platform will attract more merchants to Wish and drive our revenue.

In recent periods, our logistics and advertising offerings provided critical capabilities to our merchants to improve their operations and sales, which has driven their success on Wish and

[17]	Sensor Tower, analysis of store intelligence platform data, November 2019.

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in turn, our growth. We have been able to drive strong adoption of these merchant offerings and intend to continue to invest to increase this adoption. For example, approximately 28% of our merchants have utilized ProductBoost in 2020 to date. This has enabled our logistics revenue and advertising revenue to reach approximately $415 million and $180 million, respectively, on an annual run-rate based on the three months ended June 30, 2020. We aim to continue to expand our platform so that we can grow and diversify our future revenue streams.

•

Our ability to manage our costs by leveraging the scale of our business.    Our results of operations depend on our ability to manage our costs. While we expect our costs to increase as we grow our business, we do not expect our costs to grow at the same pace as our revenue because we do not require a proportional increase in the size of our workforce and infrastructure to support our revenue growth. This operating leverage resulted in revenue per employee of $2.8 million in 2019 which has increased from $2.6 million in 2017. We believe that our platform model has significant operating leverage and enables us to realize structural cost savings.

As we focused on driving the growth of our marketplace, we invested significantly in marketing activities to target and acquire users we believe will have a high propensity to transact on our platform, and promote our brand and our platform. Our sales and marketing expenses were $1.0 billion in 2017, $1.6 billion in 2018 and $1.5 billion in 2019, representing 90%, 91% and 77% of revenue, respectively. While our sales and marketing expenses comprises the majority of our operating expenses, we have the flexibility to scale them up or down on a daily basis depending on the unit economics of the users. These marketing spend decisions are informed by deep data science optimized to maximize return. We anticipate that sales and marketing expenses will continue to be our most significant operating expense in the future and our overall profitability will depend on the success of our investments in sales and marketing.

Our data-driven sales and marketing strategy and lean and highly-efficient operations have allowed us to reduce our net losses from $207 million in 2017 compared to $129 million in 2019. As our business continues to grow, we believe we will be able to take advantage of economies of scale to further improve our operational efficiency.

•

Capital efficiency of our business model.    We operate an asset-light business model and have achieved substantial revenue growth with limited capital requirements. Our business model enables us to avoid the costs, risks and capital requirements associated with sourcing merchandise or holding inventory. As a result, our growth has been highly capital efficient. We have been able to achieve this massive growth and scale while only using $8 million of cumulative cash flow from operations from 2017 to 2019, aided by our positive working capital dynamics.

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

Other Financial Information and Data

In addition to the measures presented in our consolidated financial statements, we use the following key metrics and other financial information to measure our performance, identify trends affecting our business, and make strategic decisions.

	Year Ended December 31,
	2015	2016	2017	2018	2019
	(in millions, except percentages)
MAUs	21	30	49	73	90
LTM Active Buyers	19	32	54	66	64
Adjusted EBITDA	$(502)	$(132)	$(135)	$(211)	$(127)
Adjusted EBITDA Margin	(349)%	(30)%	(12)%	(12)%	(7)%
Free Cash Flow	$(305)	$15	$134	$(114)	$(71)

Monthly Active Users

We define MAUs as the number of unique users that visited the Wish platform, either on our mobile app, mobile web, or on a desktop, during the month.18 MAUs for a given reporting period equal the average of the MAUs for that period. An active user is identified by a unique email-address; a single person can have multiple user accounts via multiple email addresses. The change in MAUs in a reported period captures both the inflow of new users as well as the outflow of existing users who did not visit the platform in a given month. We view the number of MAUs as key driver of revenue growth as well as a key indicator of user engagement and awareness of our brand.

LTM Active Buyers

As of the last date of each reported period, we determine our number of unique active buyers by counting the total number of individual users who have placed at least one order on the Wish platform, either on our mobile app, mobile web, or on a desktop, during the preceding 12 months, regardless of whether the products are actually sold, delivered or returned. The number of Active Buyers is an indicator of our ability to attract and monetize a large user base to our platform and of our ability to convert visits into purchases. We believe that increasing our Active Buyers will be a significant driver to our future revenue growth.

Non-GAAP Financial Measures

Adjusted EBITDA and Adjusted EBITDA Margin

In this prospectus, we provide Adjusted EBITDA, a non-GAAP financial measure that represents our net loss before interest and other income (expense), net (which includes foreign exchange gain or loss, gain or loss on one time transactions recognized), income tax expense, and depreciation and amortization, adjusted to eliminate stock-based compensation expense, remeasurement of redeemable convertible preferred stock warrant liability, and add back certain recurring other items. Additionally, in this prospectus, we provide Adjusted EBITDA Margin, a non-GAAP financial measure that represents Adjusted EBITDA divided by revenue. See “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures” for more information and for a reconciliation of Adjusted EBITDA to net loss, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

[18]	Wish apps include Wish, Wish Local for Partner Stores, Geek, Home Design & Décor Shopping, Mama, and Cute.

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Free Cash Flow

In this prospectus, we also provide Free Cash Flow, a non-GAAP financial measure that represents net cash provided by (used in) operating activities less purchases of property and equipment. See “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures” for more information and for a reconciliation of Free Cash Flow to net cash provided by (used in) operating activities, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Components of Results of Operations

Revenue

Our revenue consists of marketplace and logistics revenue.

Marketplace revenue:    We provide a mix of marketplace services to merchants. We provide merchants access to our marketplace where merchants display and sell their products to users. We also provide ProductBoost services to help merchants promote their products within our marketplace. Marketplace revenue includes commission fees collected in connection with user purchases of the merchants’ products. The commission fees vary depending on factors such as user location, demand, product type, and dynamic pricing. We recognize revenue when a user’s order is processed and the related order information has been made available to the merchant. Commission fees are recognized net of estimated refunds and chargebacks. Marketplace revenue also includes ProductBoost fees for displaying a merchant’s selected products in preferential locations within our marketplace. We recognize revenue when the merchants’ selected products are displayed.

Logistics revenue:    Our logistics offering for merchants, introduced in 2018, is designed for direct end-to-end single order dropship from a merchant’s location to the user. Logistics services include warehousing, transportation, and delivery of the merchant’s products to the user. We recognize revenue over time as the logistics services are provided.

Cost of Revenue and Operating Expenses

Cost of revenue.    Cost of revenue includes colocation and data center charges, interchange and other fees for credit card processing services, fraud and chargeback prevention service charges, costs of refunds and chargebacks made to our users that we are not able to collect from our merchants, depreciation and amortization of property and equipment, shipping charges, tracking costs, and warehouse fees, and employee-related costs, including salaries, benefits and stock-based compensation expense for our infrastructure, merchant support, and logistics teams. Cost of revenue also includes an allocation of general IT and facilities overhead expenses.

Sales and marketing.    Our sales and marketing expenses are primarily driven by the cost of acquiring and engaging users by targeting social media and search engine digital advertisements, outsourced user support services, sponsorships and local marketing campaigns, and employee-related costs, including salaries, benefits, and stock-based compensation, for our employees involved in marketing, user support, and business development functions. Sales and marketing spend also includes an allocation of general and facilities overhead expenses as well as business development expenses for attracting merchants and conducting ongoing merchant education. We expect our sales and marketing expenses to decrease as a percentage of our revenue over the long term, although our expenses may fluctuate from period to period due to the timing of expenses related to our sales and marketing campaigns.

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Pursuant to 17 C.F.R. Section 200.83

Product development.    Our product development expenses consist primarily of employee-related costs, including salaries, benefits, and stock-based compensation for our engineers and other employees involved in product development activities. Product development costs have historically been expensed as incurred. Product development costs also include the cost of IT used by the product development team as well as an allocation of general IT and facilities overhead expenses. We expect our product development expenses to continue to increase in absolute dollars for the foreseeable future as we continue to invest in the development of our marketplace and merchant offerings.

General and administrative.    Our general and administrative expenses consist primarily of employee-related costs, including salaries, benefits, and stock-based compensation for our executives, finance, legal, information technology, human resources, and other administrative teams. General and administrative expenses also include outside consulting, legal, tax, and accounting services, and facilities and other supporting overhead costs. We expect our general and administrative expenses to continue to increase in absolute dollars for the foreseeable future as we continue to invest in our corporate infrastructure to support our revenue growth. Further, we expect to incur additional general and administrative expenses in connection with our becoming a public company.

Remeasurement of Redeemable Convertible Preferred Stock Warrant Liability

Remeasurement of our redeemable convertible preferred stock warrant liability is as a result of the change to the underlying redeemable convertible preferred stock value at the end of each reporting period. After the date of this offering, we will no longer incur expenses related to the change in fair value of our redeemable convertible preferred stock warrant liability.

Interest and Other Income (expense), net

Interest and other income (expense), net consists primarily of interest income earned on our cash, cash equivalents, and marketable securities, interest expense and foreign exchange gain or loss.

Income Tax

Income taxes consist primarily of income taxes in certain U.S. state and foreign jurisdictions in which we conduct business. As we have expanded our global operations, we have incurred increased foreign tax expense and we expect this to continue.

The Impact of COVID-19

The COVID-19 pandemic and resulting global disruptions have affected our businesses, as well as those of our users and third-party merchants. To serve our users while also providing for the safety of our employees and service providers, we have adapted numerous aspects of our supply chain, purchasing, and third-party merchant processes. We saw increased delivery times as the supply chain was disrupted and experienced a reduction in the number of merchants on our platform. While the number of merchants on our platform has recovered due to the reopening of the economy in China, we continue to see moderate disruption in the supply chain that is affecting delivery times. During this time, we temporarily shifted from air to ocean transport, which increased delivery times led to an increase in refunds. However, we benefited from greater mobile usage, online shopping, and less competition from physical retail as a result of shelter-in-place mandates. We also benefited from increased user spending due to U.S. government stimulus programs. However, such stimulus programs have recently been reduced, which may adversely impact user spending. We cannot assure that increased levels of mobile commerce will continue when the COVID-19 pandemic has subsided or otherwise, or that the U.S. government will offer additional stimulus programs.

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

We have also implemented a number of measures to protect the health and safety of our workforce. These measures include substantial modifications to employee travel, employee work locations, and virtualization or cancellation of meetings, among other modifications. Currently, the vast majority of our employees are working remotely. For the employees who are in the office, we are following the guidance from public health officials and government agencies, including implementation of enhanced cleaning measures, social distancing guidelines and wearing of masks.

We continue to monitor the rapidly evolving situation and expect to continue to adapt our operations to address federal, state, and local standards as well as to implement standards or processes that we determine to be in the best interests of our employees, users, and merchants.

The global outbreak of COVID-19 continues to rapidly evolve. The extent to which COVID-19 may impact our business will depend on future developments related to the geographic spread of the disease, the duration and severity of the outbreak, travel restrictions, required social distancing, governmental mandates, business closures or governmental or business disruptions, and the effectiveness of actions taken in the United States and other countries to prevent, contain and treat the virus. These impacts are highly uncertain and cannot be predicted with confidence.

Comparison of Years Ended December 31, 2018, and 2019

The following table summarizes our consolidated results of operations for the year ended December 31, 2018 as compared to the year ended December 31, 2019:

	Year Ended December 31,		Change
	2018	2019	$	%
	(in millions, except percentages)
Revenue	$1,728	$1,901	$173	10%
Cost of revenue	278	443	165	59

Gross profit	1,450	1,458	8	1
Operating expenses:
Sales and marketing	1,576	1,463	(113)	(7)
Product development	45	74	29	64
General and administrative	52	65	13	25

Total operating expenses	1,673	1,602	(71)	(4)

Loss from operations	(223)	(144)	79	(35)
Other income (expense), net:
Interest and other income (expense), net	15	19	4	27
Remeasurement of redeemable convertible preferred stock warrant liability	–	(3)	(3)	n/m

Loss before provision for income taxes	(208)	(128)	80	(38)
Provision for income taxes	–	1	1	n/m

Net loss	$(208)	$(129)	$79	(38)%

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

The following table presents the components of our consolidated statements of operations as a percentage of revenue:

	Year Ended December 31
	2018	2019
Revenue	100%	100%
Cost of revenue	16	23

Gross profit	84	77
Operating expenses:
Sales and marketing	91	77
Product development	3	4
General and administrative	3	3

Total operating expenses	97	84

Loss from operations	(13)	(8)
Other income (expense), net:
Interest and other income (expense), net	1	1
Remeasurement of redeemable convertible preferred stock warrant liability	–	–

Loss before provision for income taxes	(12)	(7)
Provision for income taxes	–	–

Net loss	(12)%	(7)%

Revenue

	Year Ended December 31,		Change
	2018	2019	$	%
	(in millions, except percentages)
Revenue	$1,728	$1,901	$173	10%

Revenue increased $173 million, or 10%, to $1,901 million for the year ended December 31, 2019 as compared to $1,728 million for the year ended December 31, 2018. This increase was primarily attributable to increased logistics revenue and marketplace revenue.

Logistics revenue increased $131 million, to $137 million for the year ended December 31, 2019, as compared to $6 million for the year ended December 31, 2018. This growth was the result of a full year of revenue and growth associated with widespread merchant adoption of our logistics platform in 2019, after launching our logistics platform in July 2018.

Marketplace revenue increased $42 million to $1,764 million for the year ended December 31, 2019, as compared to $1,722 million for the year ended December 31, 2018. This growth was driven primarily by the increased adoption of ProductBoost.

Cost of Revenue and Gross Margin

	Year Ended December 31,		Change
	2018	2019	$	%
	(in millions, except percentages)
Cost of revenue	$278	$443	$165	59%
Percentage of revenue	16%	23%
Gross margin	84%	77%

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

Cost of revenue increased $165 million, or 59%, to $443 million for the year ended December 31, 2019, as compared to $278 million for the year ended December 31, 2018, primarily due to costs related to the increased volume of logistics services provided.

The gross margin decreased to 77% for the year ended December 31, 2019 from 84% in the prior year, primarily due to costs related to the increased volume of logistics services provided.

Sales and Marketing

	Year Ended December 31,		Change
	2018	2019	$	%
	(in millions, except percentages)
Sales and marketing	$1,576	$1,463	$(113)	(7)%
Percentage of revenue	91%	77%

Sales and marketing expense decreased $113 million, or 7%, to $1,463 million for the year ended December 31, 2019, compared to $1,576 million for the year ended December 31, 2018. The decrease in sales and marketing expenses consisted primarily of reductions to advertising spend, due to our intentional moderation of user acquisition spend resulting from our focus on the launch of the logistics platform. We also realized $28 million in savings from automating some of our user support.

Product Development

	Year Ended December 31,		Change
	2018	2019	$	%
	(in millions, except percentages)
Product development	$45	$74	$29	64%
Percentage of revenue	3%	4%

Product development expense increased $29 million, or 64%, to $74 million for the year ended December 31, 2019, as compared to $45 million for the year ended December 31, 2018, primarily as a result of an increase in employee-related costs driven by an increase in headcount in our product and engineering teams.

General and Administrative

	Year Ended December 31,		Change
	2018	2019	$	%
	(in millions, except percentages)
General and administrative	$52	$65	$13	25%
Percentage of revenue	3%	3%

General and administrative expense increased $13 million, or 25%, to $65 million for the year ended December 31, 2019, as compared to $52 million for the year ended December 31, 2018, primarily as a result of an increase in employee-related costs driven by an increase in headcount in our general and administrative teams.

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

Interest and Other Income (Expense), net

	Year Ended December 31,		Change
	2018	2019	$	%
	(in millions, except percentages)
Interest and other income (expense), net	$15	$19	$4	27%
Percentage of revenue	1%	1%

Interest and other income (expense), net increased $4 million, to $19 million of net income in 2019 compared to $15 million of net income in 2018, primarily as a result of increased foreign exchange losses.

Remeasurement of Redeemable Convertible Preferred Stock Warrant Liability

	Year Ended December 31,		Change
	2018	2019	$	%
	(in millions, except percentages)
Remeasurement of redeemable convertible preferred stock warrant liability	$–	$(3)	$(3)	n/m
Percentage of revenue	–%	–%

The change in fair value of redeemable convertible preferred stock warrant liability for the year ended December 31, 2019 was an expense of $3 million as compared with insignificant income for the year ended December 31, 2018. The increase is primarily due to changes in the fair value of the underlying redeemable convertible preferred stock.

Provision for Income Taxes

	Year Ended December 31,		Change
	2018	2019	$	%
	(in millions, except percentages)
Provision for income taxes	$–	$1	$1	n/m
Percentage of revenue	–%	–%

Our provision for income taxes was due to international operations. At December 31, 2019, we had NOLs available to reduce future taxable income, if any, of $885 million that begin to expire in 2030 and continue to expire through 2037 and $324 million that have an unlimited carryover period. As of December 31, 2019, we had state NOLs available to reduce future taxable income, if any, of $1.4 billion that begin to expire in 2030 and continue to expire through 2039. The utilization of NOLs to offset future taxable income may be subject to limitations under Section 382 of the Code and similar state statutes as a result of ownership changes that have occurred or could occur in the future. In addition, at the state level, there may be periods during which the use of NOLs is suspended or otherwise limited. For example, California recently imposed limits on the usability of California state NOLs to offset taxable income in tax years beginning after 2019 and before 2023. If necessary, the deferred tax assets will be reduced by any carryforward that expires prior to utilization as a result of such limitations, with a corresponding reduction of the valuation allowance.

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

Comparison of Years Ended December 31, 2017 and 2018

The following table summarizes our consolidated results of operations for the year ended December 31, 2017 as compared to the year ended December 31, 2018:

	Year Ended December 31,		Change
	2017	2018	$	%
	(in millions, except percentages)
Revenue	$1,101	$1,728	$627	57%
Cost of revenue	205	278	73	36

Gross profit	896	1,450	554	62
Operating expenses:
Sales and marketing	989	1,576	587	59
Product development	28	45	17	61
General and administrative	26	52	26	100

Total operating expenses	1,043	1,673	630	60

Loss from operations	(147)	(223)	(76)	52
Other income (expense), net:
Interest and other income (expense), net	10	15	5	50
Remeasurement of redeemable convertible preferred stock warrant liability	(70)	–	70	(100)

Loss before provision for income taxes	(207)	(208)	(1)	–
Provision for income taxes	–	–	–	n/m

Net loss	$(207)	$(208)	$(1)	–%

The following table presents the components of our consolidated statements of operations as a percentage of revenue:

	Year Ended December 31
	2017	2018
Revenue	100%	100%
Cost of revenue	19	16

Gross profit	81	84
Operating expenses:
Sales and marketing	90	91
Product development	3	3
General and administrative	2	3

Total operating expenses	95	97

Loss from operations	(13)	(13)
Other income (expense), net:
Interest and other income (expense), net	1	1
Remeasurement of redeemable convertible preferred stock warrant liability	(6)	–

Loss before provision for income taxes	(19)	(12)
Provision for income taxes	–	–

Net loss	(19)%	(12)%

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

Revenue

	Year Ended December 31,		Change
	2017	2018	$	%
	(in millions, except percentages)
Revenue	$1,101	$1,728	$627	57%

Revenue increased $627 million, or 57%, to $1,728 million for the year ended December 31, 2018, as compared to $1,101 million for the year ended December 31, 2017. The increase was primarily due to increased marketplace revenue which increased $621 million, or 56%, to $1,722 million for the year ended December 31, 2018, as compared to $1,101 million for the year ended December 31, 2017, which was driven by an increase in our global user base and, to a lesser extent, increased adoption of ProductBoost.

Cost of Revenue and Gross Margin

	Year Ended December 31,		Change
	2017	2018	$	%
	(in millions, except percentages)
Cost of revenue	$205	$278	$73	36%
Percentage of revenue	19%	16%
Gross margin	81%	84%

Cost of revenue increased $73 million, or 36%, to $278 million for the year ended December 31, 2018 compared to $205 million for the year ended December 31, 2017. The increase was primarily due to hosting services and other costs required to support increased revenue.

The gross margin for the year ended December 31, 2018 increased to 84%, from 81% in the prior year primarily due to the impact of ProductBoost revenue.

Sales and Marketing

	Year Ended December 31,		Change
	2017	2018	$	%
	(in millions, except percentages)
Sales and marketing	$989	$1,576	$587	59%
Percentage of revenue	90%	91%

Sales and marketing expense increased $587 million, or 59%, to $1,576 million for the year ended December 31, 2018, as compared to $989 million for the year ended December 31, 2017, due to an increase in digital marketing expense to expand our user base.

Product Development

	Year Ended December 31,		Change
	2017	2018	$	%
	(in millions, except percentages)
Product development	$28	$45	$17	61%
Percentage of revenue	3%	3%

Product development expense increased $17 million, or 61%, to $45 million for the year ended December 31, 2018, as compared to $28 million for the year ended December 31, 2017.

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

The increase was primarily due to an increase in employee-related costs resulting from increased headcount in our product and engineering teams.

General and Administrative

	Year Ended December 31,		Change
	2017	2018	$	%
	(in millions, except percentages)
General and administrative	$26	$52	$26	100%
Percentage of revenue	2%	3%

General and administrative expense increased $26 million, or 100%, to $52 million for the year ended December 31, 2018, as compared to $26 million for the year ended December 31, 2017. The increase in general administrative expenses was primarily due to an increase in employee-related costs resulting from increased headcount in our general and administrative teams to support our growth.

Interest and Other Income (Expense), net

	Year Ended December 31,		Change
	2017	2018	$	%
	(in millions, except percentages)
Interest income (expense), net	$10	$15	$5	50%
Percentage of revenue	1%	1%

Interest income (expense), net increased $5 million to $15 million for the year ended December 31, 2018, as compared to $10 million for the year ended December 31, 2017, primarily due to increased interest rates on higher cash balances.

Remeasurement of Redeemable Convertible Preferred Stock Warrant Liability

	Year Ended December 31,		Change
	2017	2018	$	%
	(in millions, except percentages)
Remeasurement of redeemable convertible preferred stock warrant liability	$(70)	$–	$70	(100)%
Percentage of revenue	(6)%	–%

The change in fair value of redeemable convertible preferred stock warrant liability for the year ended December 31, 2018 was insignificant income as compared with expense of $70 million for the year ended December 31, 2017. The nominal income in 2018 is due to minimal change in the fair value of the underlying redeemable convertible preferred stock in 2018.

Liquidity and Capital Resources

As of December 31, 2019, we had cash, cash equivalents and current marketable securities of $1.0 billion, a majority of which were held in cash deposits and money market funds, and were held for working capital purposes. We believe that our existing cash, cash equivalents and current marketable securities will be sufficient to meet our anticipated cash needs for at least the next 12 months.

Sources of Liquidity

Since our inception, we have financed our operations and capital expenditures primarily through sales of redeemable convertible preferred stock and cash flows generated by operations. Since

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

inception through December 31, 2019, we have raised a total of $1.5 billion from the sale of redeemable convertible preferred stock (including redeemable convertible preferred stock warrant exercises), net of costs and expenses associated with such financings, and net of repurchases.

Cash Flows

	Year Ended December 31,
	2017	2018	2019
	(in millions)
Cash provided by (used in):
Operating activities	$146	$(94)	$(60)
Investing activities	(192)	(16)	(40)
Financing activities	212	(5)	132

Net Cash Provided by (Used in) Operating Activities

Our cash flows from operations are largely dependent on the amount of revenue we generate. Net cash provided by operating activities in each period presented has been influenced by changes in funds receivable, prepaid expenses, and other current and noncurrent assets, accounts payable, merchants payable, accrued and refund liabilities, lease liabilities, and other current and noncurrent liabilities.

Net cash used in operating activities was $60 million in the year ended December 31, 2019, as a result of net loss of $129 million, off-set by non-cash expense of $21 million, which was offset by favorable net working capital. Favorable working capital movement was driven by accounts payable and accrued and refund liabilities due to increased operations.

Net cash used in operating activities was $94 million in the year ended December 31, 2018, as a result of net loss of $208 million, off-set by non-cash expense of $1 million, which was further offset by favorable net working capital. Favorable working capital movement was driven by accounts payable and accrued and refund liabilities due to increased operations.

Net cash provided by operating activities was $146 million in the year ended December 31, 2017 as a result of net loss of $207 million, off-set by non-cash expense of $85 million (primarily remeasurement of redeemable convertible preferred stock warrant liability of $70 million) and favorable net working capital. Favorable working capital movement was driven by accounts payable and accrued and refund liabilities due to increased operations and as a function of our business model, in which cash is generally collected within a few days and remitted to merchants a few weeks later.

Net Cash Used in Investing Activities

Our primary investing activities have consisted of investing excess cash balances in marketable securities and also have consisted of capital expenditures which are primarily purchases of property and equipment.

Net cash used in investing activities was $40 million in the year ended December 31, 2019. This was primarily due to purchases of marketable securities, net of sales and maturities, of $29 million and capital expenditures of $11 million.

Net cash used in investing activities was $16 million in the year ended December 31, 2018. This was primarily due to capital expenditures of $20 million and $5 million in purchases of marketable securities, net of sales and maturities, partially offset by $9 million proceeds from sale of a cost method investment.

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

Net cash used in investing activities was $192 million in the year ended December 31, 2017. This was primarily due to capital expenditures of $12 million and $180 million in purchases of marketable securities, net of sales and maturities.

Net Cash Provided by (Used in) Financing Activities

Net cash provided by financing activities was $132 million in the year ended December 31, 2019. This was primarily due to net proceeds of $160 million from the sale of our Series H redeemable convertible preferred stock. This was partially off-set by $28 million in repurchases of our capital stock.

Net cash used in financing activities was $5 million in the year ended December 31, 2018, primarily due to repurchases of our capital stock in 2018.

Net cash provided by financing activities was $212 million in the year ended December 31, 2017. This was primarily due to proceeds of $226 million from the sale of our Series G redeemable convertible preferred stock and proceeds of $35 million from the exercise of redeemable convertible preferred stock warrants. This was partially off-set by $48 million in repurchases of our capital stock.

Off Balance Sheet Arrangements

We did not have any off balance sheet arrangements, as defined in Item 303(a)(4)(ii) of Regulation S-K, in the years ended December 31, 2017, 2018, or 2019.

Contingencies

We are involved in claims, lawsuits, government investigations, and proceedings arising from the ordinary course of our business. We record a provision for a liability when we believe that it is both probable that a liability has been incurred, and the amount can be reasonably estimated. Significant judgment is required to determine both probability and the estimated amount. Such legal proceedings are inherently unpredictable and subject to significant uncertainties, some of which are beyond our control. Should any of these estimates and assumptions change or prove to be incorrect, it could have a material impact on our results of operations, financial position, and cash flows.

Contractual Obligations

The following table summarizes our future fixed contractual obligations as of December 31, 2019:

	Payments Due by Period
	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(in millions)
Purchase obligations(1)	$129	$64	$65	$–	$–
Operating lease obligations(2)	58	11	22	20	5

Total contractual obligations	$187	$75	$87	$20	$5

(1)	Purchase obligations are for purchases of colocation and cloud services and marketing services under non-cancelable contracts.
(2)

Operating leases include office space and equipment under non-cancelable operating leases, primarily due to our headquarters in San Francisco, California and for our other offices in the U.S., Canada, Europe and China.

Critical Accounting Policies and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with GAAP.

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results could differ from these estimates.

We believe that the assumptions and estimates associated with revenue recognition, operating lease obligations, stock-based compensation, valuation of common stock, redeemable convertible preferred stock, redeemable convertible preferred stock warrants, and income taxes have the greatest potential impact on our consolidated financial statements. Therefore, we consider these to be our critical accounting policies and estimates. For further information on all of our significant accounting policies, see Note 1 of the accompanying notes to our consolidated financial statements.

Revenue Recognition

Through the fiscal year ended December 31, 2017, in accordance with Accounting Standards Codification, (“ASC”), Topic 605, Revenue Recognition (“Topic 605”), we recognized revenue when all of the following conditions were satisfied: (1) there was persuasive evidence of an arrangement; (2) delivery has occurred or the service has been rendered; (3) collectability was reasonably assured; and (4) the selling price or fee was fixed or determinable. We evaluated whether it was appropriate to recognize revenue on a gross or net basis based upon its evaluation of whether it was the primary obligor in a transaction, had inventory risk and had latitude in establishing pricing and selecting suppliers, among other factors.

On January 1, 2018, we adopted Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (“Topic 606”), which supersedes the revenue recognition requirements in Topic 605, using the modified retrospective transition method. We now recognize revenue upon transfer of control of promised products or services to customers in an amount that reflects the consideration we expect to receive in exchange for those products or services. Under the new revenue recognition standard, we apply the following five step approach: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when a performance obligation is satisfied.

Results for the years ended December 31, 2018 and 2019 are presented under Topic 606, while the prior year results have not been adjusted and continue to be reported in accordance with our historic accounting under Topic 605. Upon the adoption of Topic 606, we recorded the costs of free products to users and costs of certain refunds as reduction of revenue in the consolidated statements of operations and comprehensive loss. These costs were previously recorded in cost of revenue under Topic 605. There was no adjustment to accumulated deficit on January 1, 2018.

We generate revenue from marketplace and logistics services provided to merchants. Revenue is recognized as we transfer control of promised goods or services to our customers, in an amount that reflects consideration we expect to be entitled to in exchange for those goods or services. We consider both the merchant and the user to be customers. We evaluate whether it is appropriate to recognize revenue on a gross or net basis based upon our evaluation of whether we obtain control of the specified goods or services by considering if it is primarily responsible for fulfillment of the promise, has inventory risk and has latitude in establishing pricing and selecting suppliers, among other factors. Based on these factors, marketplace revenue is generally recorded on a net basis and logistics revenue is generally recorded on a gross basis. Revenue excludes any amounts collected on behalf of third parties, including indirect taxes.

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

Marketplace Revenue

We provide a mix of marketplace services to merchants. We provide merchants access to our marketplace where merchants display and sell their products to users. We also provide ProductBoost services to help merchants promote their products within our marketplace.

Marketplace revenue includes commission fees collected in connection with user purchases of the merchants’ products. The commission fees vary depending on factors such as user location, demand, product type, and dynamic pricing. We recognize revenue when a user’s order is processed and the related order information has been made available to the merchant. Commission fees are recognized net of estimated refunds and chargebacks. Marketplace revenue also includes ProductBoost fees for displaying a merchant’s selected products in preferential locations within our marketplace. We recognize revenue when the merchants’ selected products are displayed.

Logistics Revenue

Our logistics offering for merchants, introduced in 2018, is designed for direct end-to-end single order dropship from a merchant’s location to the user. Logistics services include warehousing, transportation, and delivery of the merchant’s products to the user. We recognize revenue over time as the logistics services are provided.

Deferred Revenue

Deferred revenue consists of amount received related to unsatisfied performance obligations at the end of the period. Due to the short-term duration of contracts, all of the performance obligations will be satisfied in the following reporting period.

Refunds and Chargebacks

Refunds and chargebacks are associated with marketplace revenue. Returns are not material to our business. Estimated refunds and chargebacks are recorded on the consolidated balance sheets as refunds liability. The merchants’ share of the refunds are recorded as a reduction to the amount due to merchants. The revenue recognized on transactions subject to refunds and chargebacks is reversed. We estimate future refunds and chargebacks using a model that incorporates historical experience, and considering recent business trends and market activity.

Incentive Discount Offers

We provide incentive discount offers to our users to encourage purchases of goods through our marketplace. Such offers include current discount offers of a certain percentage off current purchases, and inducement offers, such as set percentage offers off future purchases subject to a minimum current purchase. We generally record the related discounts taken as a reduction of revenue when the offer is redeemed. We also offer free products to encourage users to make purchases on our marketplace. The resulting discount is recorded as a reduction of revenue when the offer for free product is redeemed.

Lease Obligations

We lease facilities and data center co-locations in multiple locations under non-cancelable lease agreements through 2025. We determine if an arrangement is a lease at inception. For leases where we are the lessee, ROU assets represent our right to use the underlying asset for the term of the lease and the lease liabilities represent an obligation to make lease payments arising from the lease. Certain

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

lease agreements contain tenant improvement allowances, rent holidays and rent escalation provisions, all of which are considered in determining the ROU assets and lease liabilities. We begin recognizing rent expense when the lessor makes the underlying asset available for use by us. Lease liabilities are recognized at the lease commencement date based on the present value of the future lease payments over the lease term. Lease renewal periods are considered on a lease-by-lease basis in determining the lease term. The interest rate we use to determine the present value of future lease payments is our incremental borrowing rate, which is the estimated rate we would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. We estimate our incremental borrowing rate based on an analysis of publicly-traded debt securities of companies with credit and financial profiles similar to our own. The ROU asset is determined based on the lease liability initially established and adjusted for any prepaid lease payments and any lease incentives received. The lease term to calculate the ROU asset and related lease liability includes options to extend or terminate the lease when it is reasonably certain that we will exercise the option. Certain leases contain variable costs, such as common area maintenance, real estate taxes, or other costs. Variable lease costs are expensed as incurred on the consolidated statements of operations and comprehensive loss.

Stock-Based Compensation

We have granted stock options and RSUs to employees and nonemployees. We measure stock options based on their estimated grant date fair values, which we determine using the Black-Scholes option-pricing model. We record the resulting expense in the consolidated statements of operations and comprehensive loss over the period of service required to vest in the award, which is generally four or five years. We account for forfeitures as they occur.

RSUs that we grant to employees vest upon the satisfaction of both a service condition and a liquidity condition. The service condition for these awards is satisfied over four or five years. The liquidity condition is satisfied upon the occurrence of a qualifying event, defined as a change of control transaction or an IPO. We measure RSUs granted to employees based on the fair market value of its common stock on the grant date. We have not recorded any stock-based compensation expense for RSUs as of December 31, 2019, because a qualifying event has not occurred. If a qualifying event occurs in the future, we will record cumulative stock-based compensation expense using the accelerated attribution method for those RSUs for which the service condition has been satisfied prior to the qualifying event, and we will record the remaining unrecognized stock-based compensation expense over the remainder of the requisite service period. If the qualifying event had occurred on December 31, 2019, we would have recorded cumulative stock-based compensation expense of approximately $283 million for the year ended December 31, 2019, and would recognize the remaining $120 million of unrecognized stock-based compensation expense over a weighted-average period of approximately 1.82 years.

Valuation of Common Stock, Redeemable Convertible Preferred Stock, and Redeemable Convertible Preferred Stock Warrants

We determined the fair value of common stock, redeemable convertible preferred stock, and redeemable convertible preferred stock warrant in 2017, 2018, and 2019 based on the market approach under which our equity value is estimated by applying valuation multiples derived from the observed valuation multiples of comparable public companies to management forecasted financial results.

We used the Probability Weighted Expected Return Method (“PWERM”) to allocate our equity value among outstanding common stock, redeemable convertible preferred stock, warrants, and equity awards. We applied the PWERM by first defining the range of potential future liquidity

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

outcomes, such as an IPO, and then allocating its value to outstanding stock, warrants and equity awards based on the relative probability that each outcome will occur. The valuation and allocation approaches involve the use of estimates, judgments, and assumptions that are highly complex and subjective, such as those regarding expected future revenue, expenses and cash flows, as well as discount rates, valuation multiples, the selection of comparable public companies and the probability of future events. Changes in any or all of these estimates and assumptions, or the relationships between these assumptions, impact our valuation as of each valuation date and may have a material impact on the valuation of our common stock, redeemable convertible preferred stock, and redeemable convertible preferred stock warrants.

Income Taxes

We account for income taxes using the asset and liability method, under which deferred tax liabilities and assets are recognized for the expected future tax consequences of temporary differences between consolidated financial statement carrying amounts and the tax basis of assets and liabilities and net operating loss and tax credit carryforwards. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

We determine whether it is more likely than not that a tax position will be sustained upon examination. If it is not more likely than not that a position will be sustained, no amount of benefit attributable to the position is recognized. The tax benefit to be recognized for any tax position that meets the more likely than not recognition threshold is calculated as the largest amount that is more than 50% likely of being realized upon resolution of the contingency.

It is our policy to include penalties and interest expense related to income taxes as a component of interest and other income (expense), net as necessary.

Recent Accounting Pronouncements

Refer to Note 2 to our consolidated financial statements included elsewhere in this prospectus for accounting pronouncements recently adopted and recent accounting pronouncements not yet adopted as of the date of this prospectus.

Quantitative and Qualitative Disclosures About Market Risk

We have operations both within the United States and internationally, and we are exposed to market risks in the ordinary course of our business, including the effects of interest rate changes and foreign currency fluctuations. Information relating to quantitative and qualitative disclosures about these market risks is described below.

Interest Rate Sensitivity

Cash, cash equivalents and marketable securities as of December 31, 2019 were held primarily in cash deposits and money market funds. The fair value of our cash, cash equivalents, and investments would not be significantly affected by either an increase or decrease in interest rates due mainly to the short-term nature of these instruments. A 100 basis point increase or decrease in our current interest rates could increase or decrease our interest income by $11 million.

Foreign Currency Risk

Our sales to users are denominated in local currencies, primarily in U.S. dollars and Euros. We believe we have minimal exposure to Euros as we convert Euros into U.S. dollars a few days after

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

receipt. We do pay our merchants in China in Renminbi and that creates an exposure for a short period of time. Fluctuations in foreign currency exchange rates may cause us to recognize transaction gains and losses in our statement of operations. A 10% increase or decrease in current exchange rates could result in additional income or expense of $29 million.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition, or results of operations.

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

BUSINESS

Overview

We launched Wish with a simple mission — to bring an affordable and entertaining mobile shopping experience to billions of consumers around the world. Since our founding in 2010, our vision has been to unlock ecommerce for consumers and merchants, by providing consumers access to a vast selection of affordable products and by providing merchants access to hundreds of millions of consumers globally. We have become one of the largest and fastest growing global ecommerce platforms, connecting more than 100 million monthly active users in over 100 countries to over 500,000 merchants offering approximately 150 million items. Our platform combines technology and data science capabilities, an innovative and discovery-based mobile shopping experience, a comprehensive suite of indispensable merchant services, and a massive scale of users, merchants, and items. This combination has allowed us to become the most downloaded global shopping app for each of the last three years according to a report from Sensor Tower.19

We are focused on democratizing mobile commerce by making it affordable and accessible to anyone. The global mobile commerce market was $2.1 trillion in 2019 and is expected to more than double to reach $4.5 trillion by 2024.20 While ecommerce grew from 3% of global commerce in 2010 to 14% in 2019, ecommerce companies have largely focused on serving affluent consumers by offering branded goods and prioritizing convenience over price. However, 44% of U.S. consumers and 85% of European consumers have a household income of less than $75,00021 and cannot afford many traditional ecommerce offerings. Additionally, in the emerging economies of Africa, the Middle East, Latin America, and Eastern Europe, where the average household income is approximately $18,000, affordability will be the key element for users shopping online. We believe that the next billion ecommerce customers will be these value-conscious consumers. According to a survey we conducted in 2020 across 2,850 consumers in select countries, approximately 75% of those responding prioritize the price of an item over brand and delivery time. We built Wish to serve these consumers who favor affordability over brand and convenience, and are being underserved by traditional ecommerce platforms.

We are revolutionizing mobile commerce with a user experience that is mobile-first, discovery-based, deeply-personalized and entertaining. Over 90% of our user activity and purchases occur on our mobile app. Our data science capabilities allow us to mirror how consumers have shopped for decades in brick-and-mortar stores by offering a discovery-based shopping experience on a mobile device. Our highly-personalized product feed enables our users to discover products they want to purchase by simply scrolling through our mobile app and browsing. Over 70% of the sales on our platform do not involve a search query and instead come from personalized browsing. Wish users engage with our app in a similar manner to how they engage with social media; scrolling through image-rich, highly-engaging, and interactive content. To enhance user engagement, we incorporate fresh gamified features, rich user-generated content including photos, videos, and reviews, and a wide range of relevant products to make shopping more entertaining. Our differentiated user experience has driven superior engagement with Wish users spending on average 10 minutes per day on our platform in 2019.

We also built Wish to empower merchants around the world. Today, most of our merchants are based in China. We initially grew our platform focusing on merchants in China, the world’s largest exporter of goods for the last decade,22 due to these merchants’ strength in selling quality products at

[19]	Sensor Tower, analysis of store intelligence platform data, November 2019.
[20]	eMarketer, Global eCommerce 2020, June 2020.
[21]	Euromonitor International Limited, Economies and Consumers, updated August 2020.
[22]	The World Factbook 2020. Washington, DC: Central Intelligence Agency, 2020.

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

competitive prices. We continue to expand our merchant base around the world. The number of merchants on our platform in North America, Europe, and Latin America has grown approximately 130% since 2019. In particular, the number of merchants on our platform in the U.S. has grown approximately 150% since 2019. Through our diversified and global merchant base, we are able to offer greater depth and breadth of categories and products. We give our merchants immediate access to our global base of over 100 million monthly active users and a comprehensive suite of indispensable services, including demand generation and engagement, user-generated content creation, data intelligence, promotional and logistics capabilities, and business operations support, all in a cost-efficient manner.

Local brick-and-mortar stores worldwide are struggling to attract consumers and compete in a retail world being transformed by ecommerce and industry consolidation. We launched Wish Local in 2019 to help these merchants increase their online reach and discovery, gain foot traffic, and drive additional sales. Today, we have over 40,000 Wish Local partners in over 40 countries who have signed up to our Sell on Wish feature to upload their in-store inventory on Wish for local pick-up or delivery. Our Wish Local partners also serve as Wish Pickup locations for online Wish orders, which effectively gives us local warehousing and fulfillment footprint around the world without owning any real estate.

Our scale, combined with our extensive data science capabilities, provides us with a unique competitive advantage and is core to our business operations. We collect, analyze, and utilize data across over 100 million monthly active users, over 500,000 merchants, and approximately 2 million items sold per day to improve the shopping experience for users and the selling experience for merchants. Our proprietary algorithms analyze a rich and growing data set of transactions and historical behaviors of both users and merchants to drive continuous optimization on the platform and inform key business decisions on a daily basis. Our data science enables personalization at the individual user level at a massive scale and drives significant advantages across all aspects of our business operations, including user acquisition, user experience, pricing strategies, user-generated content, merchant insights, and user and merchant support. For example, our user acquisition strategies utilize our data science capabilities to make decisions on what to show to whom, when, and through which acquisition channel, with a focus on maximizing our return on marketing investment and user conversion. We also leverage our data and unique insights to extend our platform outside of our core business and drive additional growth opportunities, including new services to merchants and new categories for users.

Our proprietary data and technology also fuel our powerful network effects. As Wish grows, we accumulate more data across user and merchant activities, we strengthen our data advantage, and we create an even better experience for everyone on our platform, which in turn attracts more users and merchants. As more users come to Wish, driven by the affordable value proposition and differentiated shopping experience, we drive more sales to our merchants. Adding more users also reinforces our user-generated feedback loop of ratings, reviews, photos, and videos, which drives greater user engagement. As more merchants succeed on Wish, more merchants join the platform to grow their businesses, broadening our product selection which in turn improves the user experience. This flywheel effect has driven tremendous value to both users and merchants and has made Wish one of the largest ecommerce marketplaces in the world.

We have experienced substantial growth since our founding in 2010. We grew our revenue from $1.1 billion in 2017 to $1.9 billion in 2019 at a compound annual growth rate of 31%. Our revenue is diversified and global. In 2019, 93% of our revenue was from marketplace services and 7% was from logistics services. Within our marketplace, we built an advertising service with annual run-rate revenue of nearly $180 million based on the three months ended June 30, 2020. In terms of geographic diversification by users, in 2019, 49% of our marketplace revenue came from Europe, 38% from North

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America, 5% from South America, and 8% from the rest of the world. Our growth has been highly capital efficient. We have been able to achieve this massive growth and scale while only using $8 million of cumulative cash flow from operations from 2017 to 2019, aided by our positive working capital dynamics. In 2019, we generated a net loss of $129 million and Adjusted EBITDA of $(127) million, compared to a net loss of $208 million and Adjusted EBITDA of $(211) million in 2018, and a net loss of $207 million and Adjusted EBITDA of $(135) million in 2017, which improved from (12)% of revenue in 2017 to (7)% of revenue in 2019. See “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures” for more information and for a reconciliation of Adjusted EBITDA to net loss, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Our Market Opportunity

Global ecommerce is a massive and growing market. In 2019, global ecommerce was a $3.4 trillion market expected to nearly double to reach $6.3 trillion by 2024. Excluding China, the global ecommerce market was $1.6 trillion in 2019 and is expected to grow to $2.7 trillion by 2024.23 Within ecommerce, mobile is the clear dominant force, comprising 63% of global ecommerce in 2019, and is expected to grow to 71% by 2024.24 While the market is large and rapidly growing, modern ecommerce has not evolved to fit the expectations and affordability needs of the global population.

Billions of Value-Conscious Consumers Are Underserved

Value-conscious consumers represent a large and growing portion of the global consumer population, and they have been historically underserved by traditional ecommerce. For this segment of the global population, price is often the single most important determinant when making a purchase. Forty-four percent of U.S. consumers and 85% of European consumers have a household income of less than $75,000,25 and we estimate that there are over 1 billion households with income of less than $75,000 around the world, excluding China and India. Additionally, in the emerging economies of Africa, the Middle East, Latin America, and Eastern Europe, where the average household income is approximately $18,000, affordability will be the key element for users shopping online for the first time. We believe that the next billion ecommerce customers will be these value-conscious consumers.

This value-conscious population has significant and highly resilient buying power which can be evidenced by the success of discount retailers. While traditional brick-and-mortar retail continues to face challenges, discount retailers remain resilient as bargain-hunting consumers continue to shop at value-focused stores. Between 2019 and 2021, the number of variety store retailer locations in the U.S. is expected to increase.26 Despite their sizable presence, these discount retailers have achieved limited success in moving their low-price point business models online.

Traditional Ecommerce Does Not Meet Evolving Consumer Behavior

Discovery is a foundational aspect of the brick-and-mortar shopping experience. Shopping in store allows consumers to browse and discover new products that they want, driving many consumers to purchase items beyond their planned purchases. This type of navigational browsing often creates purchase intent for new products. A study conducted in 2019 by First Insight, a provider of data analytics for the retail industry, found that 89% of women and 78% of men who visit physical stores frequently add additional items to their cart beyond their identified need.27

[23]	eMarketer, Global eCommerce 2020, June 2020.
[24]	eMarketer, Global eCommerce, 2020.
[25]	Euromonitor International Limited, Economies and Consumers, updated August 2020.
[26]	Euromonitor International Limited, Retailing 2020 edition, published July 2020.
[27]	First Insight, The State of Consumer Spending, March 2019.

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driven experience to mobile, consumers can shop for what they know they need, but struggle to browse, engage, and discover new products. On average, people spend 3 hours per day28 on their mobile device, primarily on social and video mobile apps.29 As consumers spend more and more of their time on mobile, they expect visually rich, engaging, and personalized experiences. Mobile has become an effective platform for discovery in other verticals outside of ecommerce such as social media, gaming, music, and video, but we believe that online shopping has lagged in offering mobile discovery.

Merchants Around the World Lack Access to Global Consumers

Ecommerce represents a massive opportunity for global merchants, but they often struggle to access and serve global ecommerce consumers. IDC estimates that there are approximately 348 million SMBs around the world as of 2019,30 and the success of these businesses is imperative to local, national, and global economies. SMBs make up over 90% of all enterprises globally and employ over 50% of the global workforce.31 Despite their scale and economic power collectively, individual SMBs are often challenged, as evidenced by approximately 20% of U.S. SMBs failing in their first year and approximately 50% failing after five years in business, according to 2019 data.32 For merchants around the world to grow their businesses, the ability to reach and target consumers at scale is critical.

Merchants Lack Technology-Driven Tools to Operate Their Businesses

Many merchants lack the tools to operate their businesses efficiently, including expertise and resources to acquire users, shipping and logistics platform, payment capabilities, access to credit, effective user support, and comprehensive data insights. For example, based on an independent survey, almost half (45%) of SMBs in the United States have reported a lack of any online presence, demonstrating challenges these merchants face in running their businesses in an increasingly digital world.33

The Wish Platform

Our global ecommerce platform connects over 100 million monthly active users in over 100 countries to over 500,000 global merchants. We seek to democratize ecommerce by making the Wish platform affordable, open, and accessible to all users and merchants worldwide. We do this through our relentless focus on product, technology, and data science. For our users, we are revolutionizing the mobile shopping experience by making it affordable, personalized, and entertaining. For our merchants, we offer immediate, cost-efficient access to our global user base, scaled data, and technology platform, as well as a comprehensive suite of indispensable services to help run their businesses and drive sales. To serve our global and diversified user and merchant base, we approach our platform development with a specific geographic focus, tailoring key features to solve for the needs of that locality, and enabling an authentic, localized experience.

Value Proposition to Wish Users

Today, we serve more than 100 million monthly active users and more than 60 million annual buyers. Our users are global and diverse, representing a wide range of age demographics and

[28]	eMarketer, US Mobile Time Spent 2020, June 2020.
[29]	eMarketer, US Mobile Time Spent 2020, June 2020.
[30]	IDC, Understanding the Needs of the Global Small and Medium-Sized Business Market, US46393020, May 2020.
[31]	United Nations Conference on Trade and Development, The International Day of Micro, Small and Medium Enterprises (MSMEs), June 2020.
[32]	Small Business Administration (SBA) Office of Advocacy, Frequently Asked Questions, 2018.
[33]	CNBC, Small Business Survey, 2017, updated May 2019.

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household incomes. Forty-three percent of our users are millennials and the median household income of our users is approximately $50,000, as of 2020 based on our Survey.

We have democratized ecommerce by making it:

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Affordable.    Price is the single most important determinant when making a purchase for a substantial portion of the global population, and we aim to serve the affordability needs of these consumers. According to our Survey of 2,850 consumers in select countries, approximately 75% of those responding prioritize the price of an item over brand and delivery time. Additionally, 95% of the Survey participants who shop on Wish stated that they find items on Wish to be at a discount to branded alternatives. The merchants on our platform offer primarily unbranded products that can be discounted in excess of 85% as compared to branded alternatives across a number of categories, such as wireless ear buds and air fryers. For example, based on our internal research, the average price of the top 20 wireless ear buds sold on Wish is approximately $20, compared to the online retail average price of a select set of recognized branded alternatives of approximately $165, and the average price of the top 20 air fryers sold on Wish is approximately $85, compared to approximately $173 on average for a select set of recognized branded alternatives.[34] We have a number of policies which, in combination with our robust user-generated content, promote higher quality merchants and products on our platform. This allows us to offer a vast selection of high-quality items at competitive prices, a value proposition that attracts more than 100 million monthly active users to our platform.

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Accessible.    Making Wish open and accessible to everyone is core to our strategy. Within ecommerce, mobile is the clear dominant force, comprising 63% of global ecommerce in 2019, and is expected to grow to 71% by 2024.[35] We built Wish to be mobile-first so any consumer around the world can easily access our shopping platform on a mobile device. We also do not have membership fees, understanding that millions of consumers are value-conscious and/or would not be able to afford such fees.

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Everywhere.    Since our founding we have continuously expanded our global footprint, with the result that we have users in over 100 countries today. To better serve our global user base, we localize various features on our online platform and tailored our experience to each respective market through, for example, making it accessible in 40 different languages and providing country-specific payment methods. This localization improves the engagement of our large, diverse user base, in addition to connecting our users with our online merchants, through the launch of Wish Local in 2019, we started connecting users with local brick-and-mortar stores. Wish Local allows our users to shop online and also stop by our more than 40,000 Wish Local partner stores to pick up products that they purchase through our online platform. Our users can support their local businesses through increased foot traffic, which drives additional sales.

We have re-invented the online shopping experience to be:

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Mobile-First.    Wish was built for mobile. Our application is deliberately designed to be image-rich, with minimal search input or text-based interactions. Over 90% of our user activity and purchases occur on our mobile app.

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Discovery-Based.    Our mobile shopping experience mirrors how consumers have shopped for decades in brick-and-mortar stores. Our platform is designed to make it easy to navigate a vast selection of products when users do not have a specific item or brand in mind. On

[34]

Screening criteria for these products sold on Wish includes the top selling unbranded items (based on total sales) sold on Wish achieving an average rating of 4.0 out of 5.0 stars or higher from our users.

[35]	eMarketer, Global eCommerce, 2020.

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average, our users see over 500 distinct products across many different categories on a daily basis. Unlike other ecommerce platforms where consumers often visit with a predetermined purchase intent on specific items, our navigational and entertaining shopping experience gives us the ability to create purchase intent in our users across a diverse set of products and categories. Over 70% of the sales on our platform do not involve a search query and instead come from personalized browsing.

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Personalized.    No two users’ Wish interfaces and product feeds look the same. Utilizing big data technology, we enable customization on a massive scale. We deliver personalized and curated products to our users and help them discover desired products quickly. Our goal is to create an experience that is responsive to our users’ preferences so that the products that they see are relevant to them. As a result, over 65% of our users click on a product detail page from the main feed. Every single one of our more than 100 million monthly active users receives a unique experience tailored to their individual user profiles, history and other contextual data in our data engine. Our focus on personalization has resulted in improving engagement and monetization.

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Entertaining.    We have transformed the user experience to make shopping on Wish as engaging and entertaining as browsing social media. For example, the product assortment on the user’s feed is a source of entertainment as this personalized feed allows the user to scroll through and explore a wide range of relevant products. In addition, our Blitz Buy feature engages users to spin a wheel in the app and creates a sense of exclusivity by generating a once-a-day sale on a limited number of extra discounted products. By incorporating interactive and social features, we increase the length and frequency of a user’s sessions and drive increased engagement. Wish users spent on average 10 minutes per day on our platform in 2019.

Value Proposition to Wish Merchants

We built Wish to empower merchants around the world. Today, we serve more than 500,000 merchants and we partner with over 40,000 Wish Local stores across more than 40 countries. Some of our merchants sell exclusively online, others from their brick-and-mortar stores, and some sell both online and offline through their stores.

Accessible and Cost Efficient Ecommerce Platform.    We give our merchants immediate access to our global base of over 100 million monthly active users and a comprehensive suite of indispensable services in a cost-efficient manner to help them run their businesses and grow sales. Most of our merchants sell unbranded goods, while approximately 80% of U.S retail is estimated to be branded.36 Merchants selling unbranded goods have historically been underserved and lacked effective, direct access to a scaled global user base. In order to make our platform accessible to every merchant globally, we do not charge any monthly subscription fees, nor do we require deposits. Merchants pay us only when we have helped them generate a sale. Through our merchant platform, we seek to empower these highly capable merchants offering quality products at compelling values and unlock this supply of goods to consumers globally.

In addition, we give our merchants the following indispensable services:

Demand Generation and Engagement

•	Global Reach for Online Merchants. Wish gives merchants immediate access to over 100 million monthly active users across more than 100 countries, with a significant user

[36]	eMarketer, US Private Label vs. Branded Retail Sales Share of CPG Products, by Channel, March 2019, March 2018, and August 2019.

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footprint in the U.S. and Europe. We help our merchants reach these users in a highly targeted and cost-efficient manner. Our global reach is supported by our proprietary logistics platform which enables reliable and affordable delivery to users around the world.

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Digital Presence for Brick-and-Mortar Stores.    Through Wish Local, we partner with a global network of local brick-and-mortar stores and provide them with access to our global online user base and help enable online discovery of their stores and products. Wish Local stores can sign up to our Sell on Wish feature to upload their in-store inventory on Wish for local pick-up or delivery. They can also serve as Wish Pickup locations for online Wish orders. These features help Wish Local stores drive additional foot traffic and increase sales.

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Promotion.    Wish merchants can amplify their reach and sales by utilizing our native advertising tool, ProductBoost. Merchants can select which products they would like to advertise and create a campaign for them including setting a budget and timeline to display the ad. We utilize data science to optimize placement of the product on a user’s feed, target users who have a higher propensity to engage with our platform and buy from our merchants, and maximize the merchant’s return on ad spend. In addition, for products that receive exceptional buyer feedback, we offer our merchants the opportunity to earn Verified by Wish badges, which are shown to users and increase the visibility of the product on our platform.

User-Generated Content Creation.    User-generated content, in particular, authentic, localized content, can meaningfully improve user engagement and increase purchases of products on our platform. Our value-conscious users rely on user-generated content such as reviews, ratings, photos, and videos in local languages, rather than brand recognition, when making purchase decisions. In the first seven months of 2020, our users contributed approximately 70 million product ratings and 60 million store ratings as well as approximately 9 million images and 1.5 million videos. Our user-generated content repository also contains guides and how-to’s that can add instructional value to our product listings. This makes the content on our platform an important source of trust and quality for our largely unbranded product selection. Our data science prioritizes items with favorable reviews, higher ratings and shipping history, connecting buyers with high-quality merchants and enhancing both the user and merchant experience.

Data Intelligence

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Data Insight.    We provide our merchants a comprehensive data set to run their businesses through the Wish Merchant Dashboard. This dashboard of key valuable metrics and analytics helps our merchants monitor and improve their performance in terms of total impressions, overall sales, product assortment, service quality, fulfillment, shipping needs, and refunds, among others. These data insights help our merchants drive more sales on Wish.

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Revenue Impact.    Our proprietary, state-of-the-art data science capabilities are designed to display products to users who are most likely to buy them, in turn driving more revenue to merchants. We take into account a variety of factors, including our users’ demographics and past purchase behaviors, to ensure that merchants reach the most relevant population of users.

Logistics

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Shipping Logistics.    With ongoing changes to the global postal regulations and increase in cross-border sales volume, logistics has become paramount for small merchants to succeed in ecommerce. We facilitated the shipment of over 680 million items in 2019 to buyers across more than 100 countries. To support this immense volume, we have built and continue to invest in our robust global logistics platform. We have developed a number of logistics programs

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including WishPost, Export Processing Center (EPC), A+, Fulfillment by Wish, and Fulfillment by Store. We have also established relationships with national postal networks and formed partnerships with third-party carriers to provide a set of reliable cross-border logistics solutions at competitive costs for our merchants. We believe that ensuring a consistent delivery experience for our users increases value to our merchants by boosting sales volumes and minimizing returns.

Given the UPU’s recent postal rate reform and overall increasing logistics costs globally, particularly costs related to ChinaPost services, we have invested in new logistics offerings and related technology and data science to further diversify our logistics operations. The percentage of packages shipped through our proprietary logistics platform has grown substantially from 0% in 2016 to over 90% in 2020. Of this volume, we perform all logistic services on behalf of our merchants for approximately 50% of the packages. For the remaining 50%, merchants can choose the carrier and the desired service level based on what is available on our logistics platform. In July 2020, the U.S. was granted permission from the UPU members to set its own inbound postage rates, subject to certain caps, which led to higher postage rates for cross-border shipments. Despite this development, based on our diversified logistics offering, we were able to continue operations seamlessly.

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Wish Local Pick-Up.    Through our Wish Local partnerships, we enable our online merchants to send their inventory to our over 40,000 partner pick-up locations in close proximity to users to allow for quicker, localized pickup. These Wish Local stores effectively give us a local warehousing and fulfillment footprint around the world without owning any real estate. Pick-up enables faster fulfillment as well as additional savings for our users. We believe that additional fulfillment options and savings to users increase conversion and sales to our merchants.

Business Operations

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Optimization Tools, Services, and Education.    We provide tools, services, and ongoing education to our merchant base to help them improve their business operations and drive greater success. At onboarding, we equip new merchants with resources and best practices to help them list their products, launch their stores, and upload, manage, and edit product listings. We also provide ongoing education and seminars for our merchants on broader topics relating to merchandising, logistics, and ecommerce, among others, to further promote merchant success.

•	International Compliance. Wish assists merchants with local compliance requirements globally. For example, Wish has a tax engine that helps merchants comply with local tax requirements.

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Payment Processing.    Wish optimizes global payment acceptance, installment payments and fraud prevention on behalf of our users and merchants by leveraging numerous third-party Payment Service Providers. We work with a broad network of regional and local payment providers and customize currency on our app to ensure optimal engagement locally.

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Early Payment Program.    We provide an early payment program to our merchants where we accelerate payment to select qualified merchants by leveraging our data on merchants’ sales activities on our platform, consumer reviews, shipping times, and inventory values, among others.

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User Support.    Our largely outsourced global user support team offers localized support in over 20 languages, and handles user inquiries at all stages of the shopping experience. Hundreds of agents assist users with questions regarding delivery, item particulars, and payment and checkout. The team also focuses on ensuring quality interactions, supporting users through social media, training new agents, and processing vendor escalations. In 2018,

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we launched the Wish Support Bot, an automated user support platform to supplement our team of agents, further increasing operational efficiency and quality of user support. From January to July 2020, our Wish Support Bot has been responsible for resolving over 65% of inbound support requests. As the user experience remains our primary focus, we will continue to expand and improve the user support platform.

•	Merchant Support. We offer our merchants with 24x7 support so they can fully leverage our merchant platform. In many geographies, we have native language support and can support over 20 languages.

Data Science

Our technology and data science capabilities drive all aspects of our business. Our data advantage comes from our rich and growing data set of historical and recent user and merchant behaviors and transactions, and deep understanding of our more than 100 million monthly active users, over 500,000 merchants, and approximately 2 million items sold per day. All of this feeds into a proprietary data science algorithm that we continuously optimize for more intelligent insights and decision making.

Key examples of how we use data science to drive our business include:

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User Acquisition:    We have extensive experience and have invested heavily in cost-effective, data-driven digital marketing and user acquisition strategies. We use a diverse range of social media channels and other online channels to market to potential Wish users. Additionally, our massive scale has resulted in significant growth in our organic reach which supplements our paid marketing efforts. We leverage the power of our proprietary data to make decisions on what to show to whom, when, and through which acquisition channel, with a focus on maximizing our return on marketing investment and conversion. We also design innovative marketing programs that help increase brand awareness by targeting people who have a higher propensity to engage with our platform and buy from our merchants.

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Lifetime Value Maximization:    We are intently focused on maximizing lifetime value (“LTV”) of our users and optimizing the initial user acquisition investment. Data science plays a critical role in achieving this goal as it informs key decisions we make on a continuous basis including an estimation of potential long-term value of an individual user, a group of users as well as specific countries. This determines how we allocate marketing investment across different users, marketing channels, and geographies, and drives our user acquisition and re-engagement strategies as well as longer-term investment priorities.

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Dynamic Pricing:    We utilize our data to dynamically vary prices across products to optimize conversion as well as our margin. Given the wide array of unbranded items available on Wish, we can easily substitute products in our discovery-based shopping environment. This type of shopping environment is well suited to gauge user demand and conduct price discovery on a global level as well as on an individual user level. We take into account characteristics of the product and the user to estimate price sensitivity and vary pricing to achieve a margin target at the user and basket level, as opposed to on individual items. Our users typically buy multiple items in a single transaction, which allows us to use low cost items to maximize conversion while still optimizing basket-level margin. Price variability and constant changes on our platform also create a sense of urgency and add to the gamification element.

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User Personalization:    We leverage our data science and technology to place the right product in front of the right user at the right time and at the right price. Our proprietary algorithms utilize a rich and growing data set of historical and recent user behaviors that includes browsing data, past transactions, reviews, and preferences noted on Wish, to display

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only the most relevant and personalized content. This data-driven approach enables efficient and enjoyable navigation and discovery on a mobile screen, creates purchase intent across a diverse set of products, and increases conversion to sales. For every 100 user sessions on our platform, an average of approximately 40 items get added to cart.

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User-Generated Content:    Our platform offers mostly unbranded goods today. Our value-conscious users rely on user-generated content such as reviews, ratings, photos, and videos, rather than brand recognition, when making purchase decisions. This makes the user-generated content on our platform an important source of trust and quality for our largely unbranded product selection. Our data science prioritizes items with favorable reviews, higher ratings and shipping history, connecting buyers with high-quality merchants and enhancing both the user and merchant experience.

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Merchant Insights:    Our platform includes a merchant dashboard with built-in analytics to help merchants sell more products and track their performance. Our data capabilities help merchants better understand user behavior and preferences, enabling them to operate more intelligently and efficiently. We give our merchants access to their products’ sales, impressions, refund ratios, ratings, and reviews, as well as insight into their products’ shipping performance including time to door. We regularly rank merchants based on their performance related to user experience and policy compliance. Merchants with high rankings receive greater product impressions, eligibility for faster payment, as well as discounted access to our native advertising tool ProductBoost.

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ProductBoost:    ProductBoost is our native advertising tool for merchants, which helps them promote their products. Approximately 28% of our merchants used ProductBoost in 2020 to date. Merchants can select which products they would like to advertise and create a campaign for them including setting a budget and timeline to display the ad. Merchants receive various key metrics that track the performance of their Boosted products, including return on ad spend, number of impressions, and number of conversions. We utilize data science to optimize placement of the product on a user’s feed, target users who have a higher propensity to engage with our platform and buy from our merchants, and maximize the merchant’s return on ad spend.

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Logistics:    We leverage data science to power our logistics platform and continuously improve our logistics offering to our merchants. We combine this global network with data science to improve transparency and logistics operational efficiency for our merchants, while also aiming at reducing shipping time and improving delivery reliability for our buyers.

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User and Merchant Support:    We use data to understand what a user or merchant is likely to need help with in order to improve the quality of support and maximize cost efficiency of providing such support. Utilizing our vast data set drives efficiency for us by allowing us to track various success metrics including spend per ticket, resolution rates, and user and merchant satisfaction scores.

Our Network Effects

Our platform benefits from powerful network effects, fueled by our proprietary data and technology. We collect, analyze, and utilize data across our over 100 million monthly active users, over 500,000 merchants, and approximately 2 million items sold per day to improve the shopping experience for users and the selling experience for merchants. Our proprietary algorithms analyze a rich and growing data set of transactions and historical behaviors of both users and merchants to drive continuous optimization on the platform and inform key business decisions on a daily basis. Our data science enables personalization at the individual user level at a massive scale and drives significant advantages across all aspects of our business operations, including user acquisition, user experience, pricing strategies, user-generated content, merchant insights, and user and merchant support.

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As Wish grows, we accumulate more data across user and merchant activities, we strengthen our data advantage, and we create an even better experience for everyone on our platform, which in turn attracts more users and merchants. As more users come to Wish, driven by the affordable value proposition and differentiated shopping experience, we drive more sales to our merchants. Adding more users also reinforces our user-generated feedback loop of ratings, reviews, photos, and videos, which drives greater user engagement. As more merchants succeed on Wish, more merchants join the platform and grow their businesses with Wish, broadening our product selection which in turn improves the user experience. This flywheel effect has driven tremendous value to both users and merchants and made Wish one of the largest ecommerce marketplaces in the world.

Our Growth Strategy

We leverage our data and unique insights on merchants and users to extend our platform outside of our core business and drive additional growth opportunities. Our data science capabilities are a unique advantage and core to the operations of our business.

Grow Our Base of Users

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Continue to Acquire New Users.    We are focused on growing our user base around the world. We currently serve users in over 100 countries. We estimate that there are over 1 billion households with income of less than $75,000 around the world, excluding China and India. We intend to grow our user base by cost effectively reaching new users through a combination of data-driven and targeted advertising campaigns, word of mouth and other marketing efforts, as well as increasing our brand awareness.

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Drive User Conversion.    We have over 13 million monthly active buyers[37] and over 100 million monthly active users on the platform. We will continue to drive greater user engagement and convert more active users on our platform to become active buyers by utilizing our data science and introducing more interactive and entertaining features.

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Drive Profitable Lifetime Value from Existing Users.    We will continue to improve the engagement and monetization of our users on our platform to maximize their lifetime value. We plan to achieve this goal using a number of strategies. We will use our data science to drive personalization of our platform, so that we can continue to offer a differentiated mobile shopping experience and continue to drive higher user engagement. We will also continue to offer deeply discounted promotions, including LQD, and an overall gamified experience that further incentivizes users to make a purchase. In addition, we will promote robust, user-generated content which will continue to serve as a source of trust and quality for our largely unbranded product selection. We will also seek to continuously improve our ease of use by investing in our user support and logistics platform to enable faster deliveries and localization of our platform, ensuring optimal engagement by our global user base.

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Expand Geographically.    We will continue to expand our global footprint and enter new geographies and acquire new users in those markets. In particular, countries in Africa, Latin America, and Eastern Europe are key growth markets with large and growing populations as well as a significant portion of the population with lower average household incomes. Within these markets, the proliferation of consumer mobile use and improvements in internet infrastructure will help us establish and grow our business. In addition, our investments in our own logistics network will help us achieve better breadth and density of coverage in our newer regions and countries, enabling a better user experience and localized, high-quality delivery and customer service.

[37]	Based on available internal data from January 2020 to June 2020.

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Grow Our Base of Merchants and Offerings

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Diversify Our Merchant Base and Expand Product Categories.    As we grow and diversify our merchant base, we partner with other merchant platforms, such as PayPal, ShipStation, and PlentyMarkets, to acquire additional merchants outside of China and expand our geographic reach and diversity across the merchant base. In 2019, four out of the top 10 selling merchants on our platform were located in the United States selling refurbished electronics, beauty products, and hobby items, which illustrates the ongoing diversification of our merchant base and product categories. We will continue to expand product selection to provide more diversified products at competitive price points to our users.

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Broaden Merchant Services.    We intend to add additional services to help our merchants grow their businesses and sell more on Wish. These services include educational content and resources as well as tools enabling merchants to promote their products in a variety of ways both on and off the Wish platform, efficiently manage working capital, and fulfill and ship their orders. For example, we have recently expanded our native advertising tool ProductBoost by launching two products – MaxBoost, which enables additional product impressions outside of Wish including on social media platforms, and IntenseBoost, which provides increased product impressions in a shorter period of time.

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Expand Logistics Platform.    We plan to continue to expand our logistics platform and optimize our proprietary logistics programs. Through strategic partnerships with selected regional postal networks and commercial logistics partners, we aim to become an integrated part of the cross-border logistics value chain with our own logistics services. We intend to leverage our own dedicated channels that we developed to provide faster and more reliable delivery to our buyers. Given the recent changes to the Universal Postal Union Treaty and overall increasing logistics costs globally, particularly costs related to ChinaPost services, we have invested in new logistics offerings and related data science to further diversify our logistics operations. The percentage of packages shipped through our proprietary logistics platform has grown substantially from 0% in 2016 to over 90% in 2020. Of this volume, we perform all logistic services on behalf of our merchants for approximately 50% of the packages. For the remaining 50%, merchants can choose the carrier and the desired service level based on what is available on our logistics platform. By investing in logistics, we will also help our merchants reach a larger and more global user base and increase demand for their products. We believe that ensuring a consistent delivery experience for our users increases value to our merchants by boosting sales volumes and minimizing returns. We are also exploring the opportunity to open up our logistics programs to merchants outside of Wish.

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Grow Our Wish Local Offering.    We will continue to expand our Wish Local program to drive both online and offline commerce. Through the Sell on Wish feature, Wish Local enables local brick-and-mortar stores to digitize their storefronts by uploading their in-store inventory on our platform and selling to our global user base. These stores in turn give us access to local warehousing and fulfillment footprint at more than 40,000 stores around the world by serving as Wish Pickup locations for online Wish orders. Over time, we will expand our offerings to Wish Local stores and grow our footprint by leveraging our digital marketing expertise as well as partnerships with small business platforms to identify and onboard new Wish Local stores.

Continue to Innovate and Extend Our Platform

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Monetize Brick-and-Mortar Stores.    We are still in the early stages of building out and monetizing our Wish Local offering. We do not currently charge our Wish Local stores for any incremental traffic or revenue that we help bring to their store. As we continue to grow our Wish Local program, we plan to explore different ways in which we can further enhance our value proposition and monetize our offering, whether in the form of additional traffic or sales to the store.

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Add New Product Categories.    We plan to continue to diversify product categories and service offerings on Wish. We believe a more comprehensive catalog on our platform will drive superior user engagement. First, as our Wish Local footprint continues to grow, we see an opportunity to expand CPG offerings sold through our Wish Local stores. Many of our Wish Local stores carry CPG products which they can list on our platform through Sell on Wish feature, and the location of Wish Local stores within the community makes this option attractive for CPG products. Second, we aim to expand our platform to include in-person services offered through our Wish Local stores, such as salon, repair, tailor, and event planning. We believe expansion into in-person services will drive increased foot traffic, recurring visits, and increased sales to our merchants. Lastly, we are also expanding our offerings to include affordable brands and off-price branded inventory given the significant consumer demand. Products such as branded refurbished electronics, closeout branded apparel, and off-price branded beauty are some of the most popular categories on our platform. We believe that a larger selection of affordable, branded items will increase Wish’s appeal to both new and existing users.

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Expand to New Advertising Partners:    Historically, the majority of the advertising on our platform has comprised of our merchants advertising their products. We see a significant opportunity to connect other types of advertisers to our over 100 million monthly active users around the world as we believe our user base presents a diverse and global audience for advertisers across many end markets beyond ecommerce, including financial services, subscription services, and travel. We help these advertisers target individual users using our data science and can support advertisements that show up digitally within a user’s scrolling feed, natively among user-generated content as well as physical advertisements that can be inserted into our shipments. Leveraging our scale and data science, we plan to continue to expand our advertising partners.

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Grow First-Party Sales.    We leverage the data across our platform to identify key selling trends and consumer preferences to source branded and unbranded inventory directly from manufacturers and sell on our platform. For these direct sales, we act as the principal and owner of the inventory, and for some, we develop and sell under our own private brand. While this revenue is a modest amount today, we will continue to experiment with and optimize first-party sales including our private label strategy.

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Open Our Commerce Platform to Additional Businesses.    Over time, we plan to open the Wish commerce platform and capabilities to additional businesses. We believe we have been able to attract some of the best engineering talent and have developed best-in-class capabilities across data science, digital performance marketing, logistics, and others functions that support the Wish platform. These capabilities address some of the most enduring challenges that many businesses – both within ecommerce and beyond – face today. We see a significant opportunity in providing access to these capabilities to additional businesses not currently on the Wish platform. For example, we plan to offer access to our logistics offering to any merchant who engages in ecommerce and wants a reliable, affordable, and global shipping solution. Similarly, we plan to offer our digital performance marketing solutions to any advertiser, regardless of their vertical or end market.

Our Platform Offerings and Features

We have developed a powerful two-sided marketplace that drives significant value to both users and merchants. By connecting our users directly to the merchants who directly source their products, we can offer a vast selection of high-quality items at competitive prices.

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For Our Users

We designed the Wish platform to be affordable and entertaining by providing relevant products that are determined through data science and personalization. Over 65% of our users click on a product detail page from the main feed, and over 70% of the sales on our platform do not involve a search query and instead come from personalized browsing. Our mobile app and website make it easy for our users to browse and discover new products they want to purchase.

We are focused on enhancing user experience and driving conversion through the use of data. The user experience begins on our main feed, where users scroll through, and the products displayed are determined by our growing repository of historical and recent user behaviors. The relevancy of products displayed is gauged by the number of scrolls and new page downloads by a particular user. Similarly, the appearance of specific app features are tailored to individual users and guided by their prior engagement with and response to such features. The app features that we tailor to individual users include feed banners, feed collection tiles, ordering of top level categories, highlighting of features such as Blitz Buy and Referral Rewards, pricing, notifications outside of the app, and payment options.

We also customize currency and language of our app by region to ensure optimal engagement locally. We enable features on our online platform to be viewed in 40 different languages, which improves engagement of our large, diverse user base.

In order to optimize user conversion, we track user product journey–starting with the time spent on the main feed, followed by the number of detailed product page views, the addition of product to cart, and ultimately check-out. We continue to improve the user experience on the Wish app to drive continued improvements in user conversion.

The following products help us to provide a seamless experience for our users across our platform.

Affordability and Accessibility

Pricing.    The merchants on our platform offer primarily unbranded products that can be discounted in excess of 85% as compared to branded alternatives across a number of categories, such as wireless ear buds and air fryers. For example, based on our internal research, the average price of the top 20 wireless ear buds sold on Wish is approximately $20, compared to the online retail average price of a select set of recognized branded alternatives of approximately $165, and the average price of the top 20 air fryers sold on Wish is approximately $85, compared to approximately $173 on average for a select set of recognized branded alternatives.38 Additionally, competition within our merchant base to generate sales keeps price points for items low. We also leverage data science to help our users find attractive value, and we ingest signals and data from user engagement with specific products and advertisements on our platform in order to dynamically determine the most optimal price for the individual user.

Pay Later.    Through our Pay Later program eligible users can defer payment of portions of the purchase price for up to 30 days. Pay Later does not include any fees or interest and makes many products more affordable for our users.

Wish Cash.    Users can also build their Wish Cash balances by getting rewards through the application in various ways including referring friends to make a purchase on Wish. Users can in turn use their Wish Cash balance to make purchases, as well as get refunds faster than waiting for

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Screening criteria for these products sold on Wish includes the top selling unbranded items (based on total sales) sold on Wish achieving an average rating of 4.0 out of 5.0 stars or higher from our users.

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traditional banking delays. In some countries such as the United States, users are also able to use cash deposits at certain Wish Local partner stores to pay for items on Wish without needing a credit card or traditional online form of payment.

Add to Cart Offer.    Add to Cart Offer unlocks discounts as users browse and put items into their carts, which gamifies the shopping experience with surprise offers.

Promotions.    Through weekly promotional events and promo codes, users can receive significant savings off of our already value-driven pricing.

Wish Local Product Pick-Up.    Our over 40,000 Wish Local partners around the world serve as Wish Pickup locations for online Wish orders, providing an additional mode of fulfillment and enabling additional savings for our users. Users can select to have products they purchase shipped to one of our Wish Local stores for a pick-up and save on average of over 25%. For items that are already available in our Wish Local store and do not require shipping, users can save even more, on average of over 50%, for selecting pick-up.

Rewards.    Users can not only earn reward points on Wish by making purchases but also by taking various actions throughout the application. Submitting a review or uploading a photo or video can add to a user’s reward points balance. These reward points can be redeemed for discounts on future orders. Periodically, we may include other offers in the reward redemption such as items that are purchasable directly with reward points.

In-App User Support.    Our largely outsourced global user support team offers localized support in over 20 languages, and handles user inquiries at all stages of the shopping experience. Hundreds of agents assist users with questions regarding delivery, item particulars, and payment and checkout. Users can exchange messages 24x7 with Wish’s support assistant to immediately solve item and delivery issues. We also provide support to users to help identify product listings that infringe on intellectual property and take prompt action against accounts known to sell counterfeit listings.

Feedback and User-Generated Content.    With millions of product ratings, store ratings, images, and videos uploaded monthly, users are able to make informed purchase decisions. To encourage users to continue to leave feedback, Wish prompts them to review their purchases immediately upon receipt, such that easy information gets submitted first and any incremental images or videos can be contributed later. As additional incentive, users receive reward points for contributing images and videos. In the first seven months of 2020, our users contributed approximately 70 million product ratings and 60 million store ratings as well as approximately 9 million images and 1.5 million videos.

Entertainment

In addition to making Wish affordable and accessible to all, we have built in features that make our platform entertaining to users. Our testing of gamified features against passive discount codes has demonstrated higher engagement and greater conversion, and we continue to enhance and refine these features in order to keep users engaged. The following features gamify our platform while further incentivizing users to transact.

Blitz Buy.    Our Blitz Buy feature offers once a day sales on a selection of extra discounted products. Users can spin a wheel to find out the number of products that will be in their daily Blitz Buy selection.

Daily Login Bonus.    With our daily bonus feature, users receive a stamp for every day they visit the Wish app. If users acquire seven stamps within a one-month period, they receive an offer for up to

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50% off a future order. Since January 2020, approximately 21% of our active users have received an offer, and 11% have applied that discount in a subsequent purchase.

Limited Quantity Deals.    Our LQD feature offers users deals throughout the day pricing higher cost items at under a dollar for a limited time only. The first user who successfully pays for and completes the transaction gets the item. This risk-free gamification mechanism drives engagement on the platform with approximately 30% increase in unique users initiating a transaction in any given day. The feature also drives higher user engagement and approximately 5% increase in daily spend on non-LQD items.

Add to Cart Offer.    Add to Cart Offer unlocks discounts as users browse and put items into their carts, which gamifies the shopping experience with surprise offers.

Periodic Sales.    Users are offered personalized sale events on a periodic basis. The available offer and the duration of the offer have elements of gamification added to them by requiring the user to claim a code or take an action before revealing their final discount amount. Users are made aware of the sale event when they open the app, creating a sense of excitement that they stumbled upon an opportunity to save even more.

Community TV.    To help our users get a more entertaining and dynamic experience with our platform, we built the Community TV section to highlight the vast amount of video content created by our community. This section offers an alternate way to browse highly relevant and entertaining content.

Referral Program.    We built our referral program to help our users get rewarded for their efforts to grow our user base. Users have the ability to earn up to $100 of Wish Cash by inviting friends to the platform who ultimately make a purchase. Periodic increases to this amount may appear, incentivizing users to continue to refer friends.

For Our Merchants

Our Platform.    Our online marketplace provides merchants immediate and direct access to users all around the world serving as a highly effective demand generation engine. Merchants have the unique ability to bypass retailers or other intermediaries and sell directly to a global consumer base. In addition, our platform seamlessly integrates with third-party partners (such as ERP and channel systems) to ensure efficient execution and enable a unified view of the merchant’s business. We also manage all sales processing and support logistics so that our merchants can focus on their core business and selling rather than operational details.

Data Analytics.    We provide metrics and analytics to help our merchants understand store performance, shipping and refund metrics. Our dashboard displays data including sales, impressions, refund ratios, ratings, and reviews, as well as insight into their product’s shipping performance including time to door. Visual trends of various metrics help assess historical performance.

Promotions.    We have designed innovative programs such as Wish Express, ProductBoost, Trusted Store and Verified by Wish to help merchants promote their products within our platform and increase sales.

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Wish Express.    This program allows merchants who can deliver the product quickly to designate that product as “Wish Express.” Such products will be noted with the Wish Express logo of an orange truck on the product listing page and will also be listed in Wish Express dedicated sections in the app.

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ProductBoost.    This is Wish’s native advertising tool that allows merchants to pay a fee to move their products higher up within the product rankings if they are relevant to Wish users and increase product impressions and sales. As part of our ProductBoost tool, we have rolled out MaxBoost, which enables additional product impressions outside of Wish including on social media platforms, and IntenseBoost, which provides increased product impressions in a shorter period of time at a higher spend.

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Merchant Standing.    This program allows merchants with good delivery performance and high product quality to access additional tools and benefits. Our merchants are ranked and assigned a category – platinum, gold or silver – based on user experience and policy compliance. The highest-ranked merchants are eligible for incremental impressions on new products.

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Verified by Wish.    For products that receive exceptional buyer feedback, we offer our merchants the opportunity to earn Verified by Wish badges, which are shown to users and increase the visibility of the product on our platform.

Payments.    Wish supports its merchants with a variety of local payment providers. We have also designed an incentive program, where for orders that meet qualifications related to delivery compliance, merchants are provided early payment. Our payment processing optimization and financial services provide our merchants with access to more value-conscious consumers who often use credit for their purchases.

Logistics.    We facilitated shipment of over 680 million items globally in 2019 via a robust global logistics platform developed internally for our Wish merchants as well as our third-party logistics partners. We have built a number of proprietary logistics service programs aimed at reducing cost and operational friction associated with cross-border fulfillment for our merchant base. Our logistics platform and programs comprise the following:

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WishPost.    This is our proprietary logistics engine designed for direct end-to-end single order dropship from a merchant’s warehouse to an end-user. It aggregates over 20 China-based carriers and hundreds of logistics service levels from which our merchants can choose. Our merchants often connect their own ERP systems with WishPost and select corresponding service levels for their cross-border fulfillment needs.

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Export Processing Center (“EPC”).    This is a program created based on our own proprietary consolidation algorithm that we use to combine different orders from different or the same merchants to send in one single parcel to the user for her multiple orders. This program allows Wish to take advantage of a higher combined starting weight for better cost and performance efficiency with improved user experience, which in turn benefits our merchants with lower refund rates and better logistics costing structure.

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A+.    As we began to develop our own expertise in cross-border logistics, we designed an A+ program that we implement in chosen destination countries. Through close partnerships with logistics and warehousing operations vendors around the world, we are able to assume the end-to-end logistics responsibilities ranging from first mile collection from merchants, to warehousing operations where EPC or WishPost-like activities take place, and ultimately to last mile delivery. With our volume advantage, we negotiate competitive cross-border, last mile pricings from participating partners to complete delivery. Through our A+ program, we are able to ensure improved delivery performance for our end users in A+ designated countries. Our merchants are also able to take advantage of a lowered logistics pricing at the improved service levels.

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Fulfillment by Wish (“FBW”).    This is a forward deployment and fulfillment program that our merchants can opt into, in which they can ship their inventory based on our recommendation engine selection to our warehouse partners in advance. Our warehouse partners will take care

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of order fulfillment including pick, pack, and ship. When merchants opt into the FBW program, their FBW-eligible listings by default earn the Wish Express badge. Wish Express items often enjoy higher prices, better conversion and faster payment from Wish.

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Fulfillment by Store (“FBS”).    This program enables our online merchants to fulfill their products in local offline stores, increasing both the online and offline exposure and sales of their products. Based on forecasting data and insights, Wish strategically recommends certain high-potential products for merchants to select from for FBS. After merchants ship selected products to FBW warehouses, some or all of them will be available for sale in stores in high demand areas across North America and Europe. This means that the inventory is not only stored in our FBW warehouses, but also in our Wish Local partner stores around North America and Europe in close proximity to users. Merchants simply ship their selected inventory to the chosen FBW warehouses, and the warehouses will take care of order fulfillment (pick, pack, and ship) including selecting and sending inventory to offline stores across the globe.

Wish Local Offering.    Through Wish Local, we partner with a global network of local brick-and-mortar stores and provide them with access to our global online users and help enable online discovery of their stores and products. We identify zip and postal codes of interest based on where our uses are clustered and acquire merchants predominantly through Facebook ads. Wish Local partners can sign up to utilize the Sell on Wish feature, which allows them to upload their in-store inventory on our platform for immediate access to our global base of over 100 million monthly active users. Wish Local stores can also serve as Wish Pickup locations for online Wish orders, which drive additional foot traffic and increase sales.

Intellectual Property Guidelines.    Wish has a zero-tolerance policy against intellectual property infringement and counterfeits. To help support merchants aligned with this policy, Wish offers a brand partner program that allows brand owners to accelerate the takedown-request process, view and report infringing items, review historical takedown requests, and provide them with confidence that their takedown requests are reviewed in a timely fashion. Wish also requires each merchant that wants to have its items listed in the “Brands” section of the Wish platform to declare that it is able to list and sell its branded products without infringing on one’s intellectual property rights.

Tax Compliance.    Wish has a tax engine that assists merchants with local tax requirements compliance.

Competition

We compete for both users and merchants. For consumers, we compete on the basis of affordability and user experience. For merchants, we compete on the basis of providing profitable distribution, an end to end platform and global reach.

Our online competitors include large, global ecommerce platforms such as Amazon, Alibaba, and Shopify as well as more traditional discount retailers such as Walmart and Target. Our offline competitors also include scaled discount retailers that offer heavily discounted and off-season products, such as Dollar General and TJ Maxx. We are able to compete for Wish users based on our massive product selection, low prices and daily discounts, deeply-personalized and differentiated shopping experience powered by our data science and optimized for the mobile device, and entertainment derived from various engaging and interactive features of our platform.

Research and Development

We have a technology and data-driven research and development culture that allows us to deliver a high-quality experience for our users and merchants. Our research and development talent is

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responsible for the design, development, testing, and delivery of our platform and user experience. The vast majority of our research and development talent is located in San Francisco and Toronto. We strive to create an environment that utilizes our employees’ talents and satisfies their intellectual curiosities while promoting the development of impactful and transformative technologies.

As a company, we invest substantial resources in research and development to drive core technology innovation and bring new products to market. As of December 31, 2019, 45% of our headcount was involved in research and development and related activities.

Sales and Marketing

Our sales and marketing capabilities represent a core competency that is essential to the success of the Wish platform. We are focused on continuing to acquire new users efficiently, and building brand awareness and a demand generation engine. We have extensive experience in cost-effective, data-driven digital marketing and user acquisition. We also design innovative marketing programs that help increase brand awareness by targeting people who we believe have a higher propensity to engage with our platform and buy from our merchants. We continue to partner with various social-media platforms to ensure we gain exposure with broader audiences.

We currently acquire new users through a variety of marketing channels including social media, search engine optimization and brand-oriented marketing campaigns. We rely on our data to understand consumer behavior and long term value of the consumer which guide our acquisition strategy. We also utilize data in determining how best to engage our users and seek to optimize the mode, timing and frequency of interactions across our mobile app, SMS text, mobile notifications, and emails.

Over the last four years, we have invested heavily in building a talented in-house marketing team, while also developing proprietary technologies that enable us to build data-driven and highly-personalized campaigns that can scale globally on digital platforms including Facebook, Instagram, and various Google properties. Our marketing efforts also focus on re-targeting of existing users, building our brand, generating awareness, and cultivating the Wish community. In 2017, we announced a partnership with the Los Angeles Lakers, which involved placing the Wish logo on the jersey of Lakers players.

We also utilize our Wish Stars community, a loyalty program of approximately 10,000 Wish power users and influencers across over 25 countries, as an additional marketing tool as well as to gather feedback and continue improving our platform. Targeting for this loyalty program is based on users’ social following and their purchase activities on Wish.

Additionally, our massive scale has resulted in significant growth in our organic reach which supplements our paid marketing efforts.

Finally, we also invest in efficient sales and marketing activities to identify and onboard high potential merchants around the world both for our online marketplace as well as Wish Local. Similar to our user acquisition strategies, we deploy digital performance marketing campaigns on social media and other channels to acquire new merchants. We supplement this effort with offline marketing activities that includes attending trade shows and conducting seminars. We also leverage partnerships with third-party platforms for merchant referrals.

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Data Security and Protection

We have an information security team whose responsibilities include securing the data provided through our platform by our users and merchants. The team employs various controls to meet this goal, from technical measures that run on the networks and systems we maintain, to processes and procedures that define how data should be classified and handled.

The team also looks to identify and mitigate security risks across our platform, whether they involve the data we handle or the services we use. Some measures we take here include running regular internal anomaly scans, performing security assessments of any third-party vendors that we may wish to engage, and limiting employee access to data based on business need. We also build mechanisms that identify and can mitigate automated attacks against our site. To try and verify the effectiveness of our controls, we have external security firms perform penetration tests against our platform, as well as run bug bounty programs that pay hackers to find weaknesses in our systems.

Another facet of information security involves responding to reports (from external parties or through internal sources) of any data incidents or potential breaches, with the team driving the process from initial validation, through investigation of the root cause, and finally to mitigation and resolution. To minimize the likelihood of these issues occurring in the first place, the team also creates training material to educate staff on various security best practices.

Intellectual Property

We rely on federal, state, common law, and international rights, as well as contractual restrictions, to protect our intellectual property. We control access to our proprietary technology through a combination of trademarks, domain names, copyrights, trade secrets, patents, and confidentiality agreements with employees and third parties. We pursue the registration of our copyrights, trademarks, service marks, and domain names in the United States and in certain locations outside the United States.

Despite our efforts to protect our proprietary technology and our intellectual property rights, unauthorized parties may attempt to copy or obtain and use our technology to develop applications with the same functionality as our applications.

Government Regulations

As with any company operating on the Internet, we grapple with a growing number of local, national and international laws and regulations. These laws are often complex, sometimes contradict other laws, and are frequently still evolving. Laws may be interpreted and enforced in different ways in various locations around the world, posing a significant challenge to our global business. For example, U.S. federal and state laws, EU directives, and other national laws govern the processing of payments, consumer protection and the privacy of consumer information; other laws define and regulate unfair and deceptive trade practices. Still other laws dictate when and how sales or other taxes must be collected. The growing regulation of ecommerce worldwide could impose additional compliance burdens and costs on us or on Wish merchants, and could subject us to significant liability for any failure to comply. Additionally, because we operate internationally, we need to comply with various laws associated with doing business outside of the United States, including anti-money laundering, anti-corruption and export control laws. Recent trends globally toward increased protectionism and trade barriers can result in actions by governments around the world that may be disruptive to our businesses. See the sections titled “Risk Factors—We may be adversely affected by the complexity,

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uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations,” “—We are subject to governmental regulation and other legal obligations related to privacy, data protection, information security, and consumer protection. If we are unable to comply with these, we may be subject to governmental enforcement actions, litigation, fines and penalties or adverse publicity,” and “—A failure to comply with current laws, rules and regulations or changes to such laws, rules and regulations and other legal uncertainties may adversely affect our business, financial performance, results of operations or business growth” herein for additional information.

Employees

As of June 30, 2020, we had 752 full-time employees. We also engage temporary employees and consultants as needed to support our operations. None of our employees in the United States are represented by a labor union or subject to a collective bargaining agreement. In certain countries in which we operate, we are subject to, and comply with, local labor law requirements which may automatically make our employees subject to industry-wide collective bargaining agreements. We may be required to comply with the terms of these collective bargaining agreements. We have not experienced any work stoppages, and we consider our relations with our employees to be good.

Facilities

Our corporate headquarters occupies approximately 106,000 square feet in San Francisco, California under leases that expire between 2022 and 2025. We also lease offices in California and Washington, as well as locations internationally, including in China and the Netherlands.

Currently, our employees are working remotely in accordance with stay-at-home mandates enacted due to COVID-19. We believe that when our employees return to the office, our existing facilities will be sufficient for our current needs. In the future, we may need to add new facilities and expand our existing facilities as we add employees, grow our infrastructure and evolve our business, and we believe that suitable additional or substitute space will be available on commercially reasonable terms to meet our future needs.

Legal Proceedings

We are currently involved in, and may in the future be involved in, actual and threatened legal proceedings, claims, investigations and government inquiries arising in the ordinary course of our business, including legal proceedings, claims, investigations and government inquiries involving intellectual property, data privacy and data protection, torts, consumer protection, securities, employment, contractual rights or false or misleading advertising. We are also regularly subject to proceedings, claims, investigations and government inquiries seeking to hold us liable for the actions of merchants on our platform.

Although the results of the actual and threatened legal proceedings, claims, investigations and government inquiries in which we currently are involved cannot be predicted with certainty, we do not believe that there is a reasonable possibility that the final outcome of these matters will have a material adverse effect on our business or financial results. Regardless of the final outcome, however, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, harm to our reputation and brand, and other factors.

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For additional information on risks relating to litigation, see the sections titled “Risk Factors—Risks Related to Our Business and Industry—We may be involved in litigation matters or other legal proceedings that are expensive and time consuming” and “Risk Factors—Risks Related to this Offering and Our Class A Common Stock—We may be subject to securities litigation, which is expensive and could divert management attention.”

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MANAGEMENT

Executive Officers and Directors

Our executive officers and directors and their positions, are listed below, as well as their ages as of July 31, 2020:

Name	Age	Position(s)
Executive Officers:
Peter Szulczewski	38	Founder, Chief Executive Officer, and Chairperson
Rajat Bahri	56	Chief Financial Officer
Devang Shah	48	General Counsel
Thomas Chuang	43	Vice President of Operations
Pai Liu	35	Vice President of Data Science

Non-Employee Directors:
Ari Emanuel	59	Director
Joe Lonsdale	37	Director
Tanzeen Syed	38	Director
Stephanie Tilenius	53	Director
Hans Tung	49	Director

The following is a brief biography of each of our executive officers and directors:

Executive Officers

Peter Szulczewski is our founder and has served as our Chief Executive Officer since July 2010 and as our Chairperson of the Board since August 2020. Prior to founding the Company, Mr. Szulczewski served in various positions at Google, Inc., a technology company, including as a technical lead and senior software engineer, from April 2005 until January 2009. Mr. Szulczewski holds a B.S. in mathematics and computer science from University of Waterloo. We believe that Mr. Szulczewski is qualified to serve as a member of our board based on the perspective and experience he brings as our founder and Chief Executive Officer.

Rajat Bahri has served as our Chief Financial Officer since December 2016. Prior to joining the Company, Mr. Bahri served as Chief Financial Officer at Jasper Technologies, Inc., a technology company, from June 2013 until October 2016. Prior to Jasper Technologies, Mr. Bahri spent over eight years as Chief Financial Officer of Trimble Navigation, a publicly traded company. Mr. Bahri began his career at Kraft Foods Inc., where he spent 18 years in various positions including Chief Financial Officer of Kraft Canada, Inc. and Kraft Pizza Company. Since July 2020, Mr. Bahri has served on the board of directors of Pacific Gas and Electric Company. Mr. Bahri holds a Bachelor in Commerce from the University of Delhi and an M.B.A. from the Fuqua School of Business at Duke University.

Devang Shah has served as our General Counsel since February 2018. From August 2010 until April 2017, Mr. Shah served in various positions at Zynga, Inc., a game development company, most recently as General Counsel, Secretary and Senior Vice President. Prior to Zynga, Mr. Shah served as General Counsel and Associate General Counsel at UTStarcom, a telecommunications company, Senior Corporate Counsel at Longs Drugs Inc., and Corporate Counsel at Chiron Corporation, a biotechnology company. Mr. Shah began his career as an attorney at Skadden Arps Slate Meagher & Flom, LLP. Mr. Shah holds a B.S. in engineering from Cornell University, an M.S. in engineering from Stanford University and a J.D. from the University of California, Berkeley School of Law.

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Thomas Chuang has served as our Vice President of Operations since December 2016 and prior to that served as our Head of Finance beginning in June 2014. Prior to joining the Company, Mr. Chuang was a senior analyst at GGV Capital, a venture capital firm and began his career at PricewaterhouseCoopers. Mr. Chuang holds a B.S. in Business Administration from the University of California, Santa Cruz and an M.B.A. from the Walter A. Haas School of Business at the University of California, Berkeley.

Pai Liu has served as our Vice President of Data Science and Engineering since August 2020. He previously served as Director of Data Science since September 2019. Prior to joining the Company, Mr. Liu served as Data Science Manager at Airbnb, an online rental company, from August 2015 until August 2017 and Data Science Lead until September 2019. Earlier in his career, Mr. Liu was a research scientist at PARC, a Xerox company. Mr. Liu holds a Bachelor’s degree from Tsinghua University, a Masters in Computer Science from the University of Southern California, and a Ph.D. in Philosophy – Industrial and System Engineering from the University of Southern California.

Non-Employee Directors

Ari Emanuel. Mr. Emanuel has served on of our board of directors since November 2019. Mr. Emanuel has served as the CEO of Endeavor Group Holdings, a talent agency, since 2009 following the merger of the William Morris Agency and Endeavor Talent Agency, which he founded in 1995. Prior to founding Endeavor, Mr. Emanuel was a Partner at InterTalent, a talent agency, and a senior agent at ICM Partners, a talent agency. He began his entertainment industry career at Creative Artists Agency (CAA), a talent agency. He has served as a member of the board of directors of Live Nation Entertainment, Inc. since 2007. Mr. Emanuel holds a bachelor’s degree from Macalester College. We believe that Mr. Emanuel is qualified to serve as a member of our board of directors due to his extensive leadership experience.

Joe Lonsdale. Mr. Lonsdale has served on our board of directors since May 2012. Mr. Lonsdale co-founded and is a General Partner at Eight Partners VC, LLC (“8VC”), a venture capital firm. Prior to joining 8VC in 2015, he was a founding partner or Formation8 GP LLC, the precursor venture fund to 8VC, and co-founded Palantir Technologies, a global software company, in 2003. Mr. Lonsdale also founded Addepar, an investment management technology company, and OpenGov, a software company that offers solutions for the public sector. He previously served as a Principal at Clarium Capital Management LLC, an investment management and hedge fund company. Mr. Lonsdale holds a B.S. in Computer Science from Stanford University. We believe that Mr. Lonsdale is qualified to serve as a member of our board of directors due to his extensive experience with technology companies.

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Tanzeen Syed. Mr. Syed has served on our board of directors since October 2016. Mr. Syed is a Managing Director at General Atlantic and focuses on investments in General Atlantic’s Technology sector. He rejoined General Atlantic in June 2018 after working there from 2006 to September 2013. Prior to rejoining General Atlantic, Mr. Syed was a Director at Temasek, an investment company, from July 2015 until June 2018, where he led U.S. technology growth investments, and prior to that, Mr. Syed was a Vice President at Great Hill Partners from October 2013 to June 2015, where he focused on Internet and software growth investing. Mr. Syed currently serves on the boards of directors of Kiwi.com, s.r.o., an online travel booking platform, and Riskified Ltd., a payment fraud management solution for online merchants, marketplaces, e-travel retailers, digital goods, and services providers, both of which are private portfolio companies of General Atlantic. Mr. Syed holds a B.A. in Economics and Political Science from Macalester College. We believe that Mr. Syed is qualified to serve as a member of our board of directors due to his extensive experience with e-commerce and technology companies.

Stephanie Tilenius. Ms. Tilenius has served on our board of directors since August 2020. She is currently the CEO of Vida Health, Inc., a mobile continuous healthcare platform, which she founded in January 2014. Ms. Tilenius was an Executive in Residence at Kleiner Perkins Caufield & Byers, a venture capital firm, from June 2012 until October 2014, primarily focusing on companies within its Digital Growth Fund. From February 2010 until June 2012, Ms. Tilenius was Vice President of Global Commerce and Payments at Google, Inc., a technology company, where she oversaw digital commerce, product search and payments. Prior to joining Google, she served in various positions at eBay Inc.from March 2001 until October 2009, ultimately as Senior Vice President of eBay.com and Global Products. Ms. Tilenius was also a co-founder of PlanetRx.com, an online healthcare provider. She currently serves on the board of directors of SeaGate Technology PLC and Tradesy, a privately-held ecommerce company focused on women’s fashion, and within the past five years, served on the board of directors of Coach Inc. and Redbubble Limited. Ms. Tilenius holds a B.A. and an M.A from Brandeis University and an M.B.A. from the Harvard Business School. We believe that Ms. Tilenius is qualified to serve as a member of our board of directors due to her senior executive experience in the consumer internet and ecommerce sectors, as a company founder and as a board member for other public and private companies.

Hans Tung. Mr. Tung has served on our board of directors since January 2014. Mr. Tung is a Managing Partner at GGV Capital, a venture capital firm, where he has worked since October 2013, in Menlo Park, CA. Prior to joining GGV, Mr. Tung was a managing partner at Qiming Venture Partners, a venture capital firm, in Shanghai, China. Mr. Tung began his VC career with Bessemer Venture Partners, a venture capital firm, in Menlo Park, CA, and was a former entrepreneur himself and a former technology banker at Merrill Lynch in New York and Hong Kong. Mr. Tung has served on the board of directors of private companies including musical.ly, Poshmark, StockX, Misfit, Xiaomi, eHi Car Service, Vedantu, and Rupeek. He holds a B.S. in Management Science and Engineering from Stanford University. We believe that Mr. Tung is qualified to serve as a member of our board of directors due to his extensive experience with ecommerce companies, as well as his experience as a venture capitalist investing in technology companies.

Family Relationships

Our directors hold office until their successors have been elected and qualified or appointed, or the earlier of their death, resignation or removal. There are no family relationships among any of our directors or executive officers.

Board Leadership Structure

Our Board of Directors has combined the roles of Chairperson and Chief Executive Officer, who is Peter Szulczewski. Our Board has determined that we would be best served by having a

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Chairperson with deep operational and strategic knowledge of our business. Our Board has also appointed                as our Lead Independent Director. Our Board has determined that we would be best served by also having a lead independent director to be responsible for conducting sessions with the independent directors as part of every Board meeting, calling special meetings of the independent directors and chairing all meetings of the independent directors.

Director Independence

We intend to apply to have our Class A common stock listed on                 . The listing rules of this stock exchange generally require that a majority of the members of a listed company’s board of directors be independent within 12 months following the closing of an initial public offering. Our board of directors has determined that none of our non-employee directors has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the rules of                 . The independent members of our board of directors will hold separate regularly scheduled executive session meetings at which only independent directors are present.

Audit committee members must also satisfy the independence rules in SEC Rule 10A-3 adopted under the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a public company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee, accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries or be an affiliated person of the listed company or any of its subsidiaries. Each of                  qualify as an independent director pursuant to Rule 10A-3.

Controlled Company

Because we qualify as a “controlled company” under the corporate governance rules for                 -listed companies, we are not required to have a majority of our board of directors be independent, nor are we required to have a compensation committee or an independent nominating function. Our board of directors has not made a determination about whether or not to take advantage of the “controlled company” exemption. Additionally, as described in the section titled “Description of Capital Stock—Anti-Takeover Provisions—Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions,” so long as the outstanding shares of our Class B common stock represent a majority of the combined voting power of our common stock, Mr. Szulczewski will be able to effectively control all matters submitted to our stockholders for a vote, as well as the overall management and direction of our company.

Board Composition

So long as the outstanding shares of our Class B common stock represent                of the combined voting power of common stock, we will not have a classified board of directors, and all directors will be elected for annual terms.

When the outstanding shares of our Class B common stock represent less than                of the combined voting power of common stock, we will have a classified board of directors consisting of three classes of approximately equal size, each serving staggered three-year terms. Our directors will be assigned by the then-current board of directors to a class.

Upon expiration of the term of a class of directors, directors for that class will be elected for three-year terms at the annual meeting of stockholders in the year in which that term expires. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other

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classes continuing for the remainder of their respective three-year terms. Each director’s term continues until the election and qualification of his or her successor, or his or her earlier death, resignation, or removal.

So long as our board of directors is classified, only our board of directors may fill vacancies on our board. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors.

The classification of our board of directors may have the effect of delaying or preventing changes in our control or management. See “Description of Capital Stock—Anti-Takeover Provisions—Certificate of Incorporation and Bylaw Provisions.”

Board Oversight of Risk

One of the key functions of our board of directors is informed oversight of our risk management process. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure. Our executive officers are responsible for the day-to-day management of the material risks we face. The risk oversight process includes receiving regular reports from board committees and members of senior management to enable our board of directors to understand our risk identification, risk management and risk mitigation strategies with respect to areas of potential material risk, including operations, finance, legal, regulatory, cyber security, strategic and reputational risk. Our board of directors administers its oversight function directly as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. For example, our audit committee is responsible for overseeing the management of risks associated with our financial reporting, accounting and auditing matters; our compensation committee oversees the management of risks associated with our compensation policies and programs; and our nominating and corporate governance committee oversees the management of risks associated with director independence, conflicts of interest, composition and organization of our board of directors and director succession planning.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee, to be effective after this offering. Our board of directors may establish other committees to facilitate the management of our business. Our board of directors and its committees set schedules for meeting throughout the year and can also hold special meetings and act by written consent from time to time, as appropriate. Our board of directors has delegated various responsibilities and authority to its committees as generally described below. The committees will regularly report on their activities and actions to the full board of directors. Each member of each committee of our board of directors qualifies as an independent director in accordance with listing standards. Each committee of our board of directors has a written charter approved by our board of directors. After this offering, copies of each charter will be posted on our website at www.wish.com under the Investor Relations section. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

The members of our audit committee will be                  after this offering, each of whom can read and understand fundamental financial statements.                  are each independent under the rules and

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regulations of the SEC and the listing standards of                 applicable to audit committee members.                  will chair the audit committee. Our board of directors has determined that                  qualifies as an audit committee financial expert within the meaning of SEC regulations and meets the financial sophistication requirements of                 .

Our audit committee assists our board of directors’ oversight of the integrity of our financial statements, our compliance with legal and regulatory requirements, the qualifications, independence and performance of the independent registered public accounting firm, the design and implementation of our internal audit function and risk assessment and risk management. Among other things, our audit committee is responsible for reviewing and discussing with our management the adequacy and effectiveness of our disclosure controls and procedures. The audit committee also discusses with our management and independent registered public accounting firm the annual audit plan and scope of audit activities, scope and timing of the annual audit of our financial statements, and the results of the audit, quarterly reviews of our financial statements and, as appropriate, initiates inquiries into aspects of our financial affairs. Our audit committee is responsible for establishing and overseeing procedures for the receipt, retention and treatment of any complaints reporting accounting, internal accounting controls or auditing matters, as well as for the confidential and anonymous submissions by our employees of concerning questionable accounting or auditing matters. In addition, our audit committee has direct responsibility for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. Our audit committee has sole authority to approve the hiring and discharging of our independent registered public accounting firm, all audit engagement fees and terms and all permissible non-audit engagements with the independent auditor. Our audit committee will review and oversee all related person transactions in accordance with our policies and procedures.

Compensation Committee

The members of our compensation committee will be                  after this offering.                  will chair the compensation committee. Each member of our compensation committee is independent under the rules and regulations of the SEC and the listing standards of                 applicable to compensation committee members, is a “non-employee director,” as defined in Rule 16b-3 adopted under Section 16 of the Exchange Act and an “outside director” under Regulation Section 1.162-27 adopted under Section 162(m) of the Code of 1986, as amended. Our compensation committee assists our board of directors with its oversight of the forms and amount of compensation for our executive officers, and the administration of our incentive plans for employees and other service providers, including our equity incentive plans, and certain other matters related to our compensation programs.

Nominating and Corporate Governance Committee

The members of our nominating and corporate governance committee will be                  after this offering.                  will chair the nominating and corporate governance committee. Our nominating and corporate governance committee assists our board of directors with its oversight of and identification of individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors, and selects, or recommends that our board of directors select, director nominees; develops and recommends to the board of directors a set of corporate governance guidelines; and oversees the evaluation of our board of directors.

Board Diversity

Under our corporate governance guidelines, which will become effective upon the closing of this offering, diversity is one of several critical factors that the nominating and corporate governance committee considers when evaluating the composition of our board of directors, amongst other critical

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selection criteria. We consider various diversity factors when considering director candidates, including include race, ethnicity, gender, national origin, and geography. Our board of directors currently includes directors with a range of diversity. We believe each director contributes to the board’s overall diversity by providing a variety of perspectives based on distinct personal and professional experiences and backgrounds. We are committed to maintaining and enhancing the diversity of our board of directors and in furtherance of this, the nominating and corporate governance committee will conduct annual self-evaluations to assess its performance and effectiveness, which we expect will include its consideration of diversity and other selection criteria.

Code of Conduct

Our board of directors has adopted a code of conduct that will be effective after this offering. The code of conduct will apply to all of our employees, officers, and directors. We also expect our contractors, consultants, suppliers, agents and other third parties to follow our code of conduct in connection with their work for us. The full text of our code of conduct will be posted on our website after this offering at www.wish.com under the Investor Relations section. We intend to disclose future amendments to, or waivers of, our code of conduct as and to the extent required by SEC regulations, at the same location on our website identified above and in public filings. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus or in deciding whether to invest in our common stock. Our code of conduct represents the standards by which we operate and reflects that we are an ethical, mindful and transparent business. The purpose of our code of conduct is to promote honesty and integrity, including with respect to actual or apparent conflicts of interest between personal and professional relationships, to promote full, fair, accurate, timely and understandable disclosure in periodic reports to be filed by us and to promote compliance with all applicable rules and regulations that apply to us and our employees.

Compensation Committee Interlocks and Insider Participation

As noted above, the compensation committee of our board of directors will consist of                 . None of the members of our compensation committee is or has been an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee. See the section titled “Certain Relationships and Related Person Transactions” for information about related party transaction involving members of our compensation committee or their affiliates.

Director Compensation

Our directors play a critical role in guiding our strategic direction and overseeing the management of our Company. Ongoing developments in corporate governance and financial reporting have resulted in an increased demand for highly qualified and productive public company directors. The varied responsibilities, the substantial time commitment and the potential risks of serving as a director for a public company require that we provide adequate compensation for the continued service of our non-employee directors by offering them compensation that is commensurate with the workload and the demands we place on them.

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In fiscal 2019, we did not have a formal policy with respect to compensation payable to our non-employee directors for service as directors. The table below shows the total compensation that we paid to Mr. Emanuel, our only non-employee director who received compensation, during 2019:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)		Option Awards ($)(2)	All Other Compensation ($)	Total ($)
Ari Emanuel	–	$1,132,413	(3)	–	–	$1,132,413

(1)

In accordance with SEC rules, this column reflects the grant date fair value of RSUs calculated in accordance with ASC Topic 718 for stock-based compensation transactions. As of December 31, 2019, only one of our non-employee directors, Mr. Emanuel, held RSUs, which are described in further detail in the footnote below.

(2)	As of December 31, 2019, only one of our non-employee directors, Mr. Lonsdale, held outstanding options to purchase shares of our common stock (for 62,500 shares).
(3)

Mr. Emanuel received a grant of 10,000 RSUs on November 22, 2019, which are subject to both a service-based vesting condition and a liquidity-based vesting condition. The service-based vesting condition applicable to his RSUs will be satisfied in four equal annual installments on each anniversary of the commencement of his service with us. The service-based vesting condition applicable to Mr. Emanuel’s RSUs will also be satisfied in its entirety upon the consummation of a sale of our company.

Mr. Szulczewski receives no additional compensation for his service as a director, nor is it intended that he will receive additional compensation for such role following the completion of this offering. All of our non-employee directors are entitled to reimbursement for their reasonable travel and lodging expenses for attending board and board committee meetings.

Historically, we have not compensated Messrs. Tung or Syed for their services as directors. Mr. Emanuel became a member of our board of directors in November 2019. Ms. Tilenius received a grant of 11,111 RSUs on August 5, 2020, which are subject to both a service-based vesting condition and a liquidity-based vesting condition. The service-based vesting condition will be satisfied for one fourth of the total number of RSUs on each of the first four anniversaries of her appointment, subject to her continued service through each such date. All RSUs granted to Ms. Tilenius shall vest in full immediately prior to, but conditioned upon, the consummation of a sale of our company.

Prior to the completion of this offering, we intend to adopt a non-employee director compensation program, which will become effective on the date of this offering.

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EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis describes the compensation for our principal executive officer, our principal financial officer and the three most highly compensated executive officers (other than our chief executive officer and chief financial officer) who were serving as executive officers at the end of 2019, whom we refer to herein as our “named executive officers.” Our named executive officers for 2019 were:

•	Peter Szulczewski, our Founder, CEO, and Chairperson of our Board of Directors;

•	Rajat Bahri, our Chief Financial Officer;

•	Devang Shah, our General Counsel;

•	Thomas Chuang, our Vice President of Operations; and

•	Pai Liu, our Vice President of Data Science.

This Compensation Discussion and Analysis describes the material elements of our executive compensation program for our named executive officers during 2019 and discusses the key factors that were considered in determining their compensation.

Compensation Philosophy and Design

Our general compensation philosophy has been to compensate our named executive officers using competitive compensation packages that reward the achievement of our short-term and long-term business objectives and strategies and align their interests with the interests of our stockholders. To focus our executive officers on the fulfillment of our business objectives, a significant portion of their compensation has been and continues to be equity-based.

To date, the compensation packages of our named executive officers have reflected our stage of development as a privately-held company. Accordingly, we have emphasized the use of equity compensation in the form of RSU awards to motivate our named executive officers to focus on the growth of our overall enterprise value and, correspondingly, to create sustainable long-term value for our stockholders. We believe that RSU awards offer our named executive officers a valuable long-term incentive that aligns their interests with the interests of our stockholders. In addition, to maintain a competitive compensation program, we also offer cash compensation in the form of base salaries to reward individual contributions and compensate our employees for their day-to-day responsibilities.

Currently, we do not provide any form of short-term incentive (such as performance bonuses or other incentives) to our named executive officers. We expect our named executive officers to perform at a level deserving of a bonus, however, and have taken this into consideration in establishing their current total direct compensation opportunities. We believe that having a substantial portion of our named executive officers’ compensation tied to equity awards aligns more closely with our business strategy to focus on long-term growth and innovation. We believe that our current compensation structure promotes a focus on long-term retention and stockholder value creation.

Compensation-Setting Process

During 2019, our CEO and board of directors were involved in determining the compensation of our named executive officers. Generally, our CEO would determine the annual base salary and size of the equity award for our named executive officers (other than his own compensation) in connection with conducting their annual performance review. Our CEO would present his proposed equity awards for our named executive officers to our board of directors for their consideration and approval.

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With respect to cash compensation, our Vice President of Human Resources gathered data from the Radford technology company surveys to develop an understanding of the competitive market for various executive positions and formulated recommendations for our CEO with respect to the cash compensation, including any base salary adjustment, for our named executive officers.

With respect to equity compensation, our CEO would determine the appropriate size of each named executive officer’s award in connection with the performance review process and after giving consideration to each named executive officer’s anticipated future contributions, the criticality of his position, and individual performance. Our CEO would then present his proposed equity awards to our board of directors for its consideration. In approving the equity awards, our board of directors took into account such factors as company and individual performance, current and anticipated business conditions, the criticality of the position, the scope of the role and responsibilities, the individual’s tenure, the existing retention hold of the individual’s existing equity position, internal pay parity, and the recommendations of our CEO.

In May 2019, our board of directors formed a compensation committee comprised of three independent directors and delegated to such committee responsibility for overseeing our executive compensation program. The compensation committee held its first meeting in June 2019, at which time it approved a committee charter, which was then presented to our board of directors for approval. Among other things, the charter authorized the committee to review and recommend to our board of directors the compensation payable to our CEO, executive vice presidents and their direct reports, including the adjustment of base salaries each year and all bonus and other incentive compensation programs for such executives. Since most of the compensation actions and decisions for 2019 had already taken place by the time the compensation committee was formed, it took no formal actions in 2019.

For 2020 and going forward, the compensation committee will be responsible for our executive compensation program, including establishing our executive compensation philosophy, policies, and practices, recommending to the independent members of our board of directors the specific compensation, including cash and equity for our CEO, and determining the specific compensation, including cash and equity, for our other named executive officers. The members of the compensation committee have only recently begun to discuss our overall executive compensation philosophy. Therefore, the approach that we will use to compensate our named executive officers in the future may not be the same as how they have been compensated previously. We expect that the compensation committee will continue to review, evaluate and modify the executive compensation framework as a result of our becoming a publicly-traded company after this offering. Consequently, our compensation program following this offering may, over time, vary significantly from our historical practices.

In May 2019, we engaged Compensia, a national compensation consulting firm, to provide executive compensation advisory services for 2019, including the following:

•	development of a compensation peer group for purposes of conducting a series of competitive market assessments;

•	an analysis of our executive officers’ base salaries and equity compensation levels and plan structures for 2019;

•	assistance with a review of our equity compensation strategy, including the development of award guidelines and an aggregate spending budget;

•	a review of considerations and market practices related to short-term cash incentive plans; and

•	a review of board of director compensation market practices among late-stage pre-IPO and recently-public technology companies.

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Subsequently, in August 2020, the compensation committee retained Compensia to provide executive compensation advisory services for 2020.

Compensation Elements

In 2019, we used cash and equity compensation to provide an overall competitive total compensation and benefits package to our named executive officers that is tied to creating value, commensurate with our results and aligns with our business strategy. Set forth below are the key elements of the compensation program for our named executive officers for 2019.

Base Salary

As part of his annual performance review of his direct reports in March 2019, our CEO also reviewed their base salaries for the year. In addition to considering their past performance and expected future contributions, our CEO reviewed an analysis of competitive market data drawn from Radford technology company compensation surveys prepared by our Vice President of Human Resources. Based on these considerations, as well the fact that we place greater emphasis on providing compensation in the form of equity awards in order to motivate our named executive officers and foster long-term growth for the benefit of our stockholders, our CEO determined to increase the base salaries of our other incumbent named executive officers at that time. At the same time, our Board of Directors determined to maintain the annual base salary of our CEO at its fiscal 2018 level.

The base salaries of our incumbent named executive officers for fiscal 2019 were as follows:

Named Executive Officer	Fiscal 2018 Base Salary	Fiscal 2019 Base Salary(1)	Percentage Increase
Mr. Szulczewski	$450,000	$450,000	–%
Mr. Bahri	295,000	380,000	29
Mr. Shah	284,000	340,000	20
Mr. Chuang	210,650	252,780	20

(1)	Base salary increases were effective April 1, 2019.

Subsequently, our CEO determined to increase Mr. Chuang’s annual base salary to $290,000 effective August 1, 2019 in order to further recognize his contributions to the Company during 2018 and ensure internal parity with the other individuals in the Company holding similar positions.

In connection with Mr. Liu’s appointment as our Director, Data Science effective September 23, 2019, we agreed to pay him an annual base salary of $275,000. In addition, we agreed to pay him a signing bonus in the amount of $50,000, subject to repayment of the full net amount of the bonus if he voluntarily leaves employment before the first anniversary of his employment start date. Mr. Liu was promoted and appointed our Vice President of Data Science on August 12, 2020.

Long-Term Incentive Compensation

As a privately-held company, we have used RSU awards as the principal component of our executive compensation program. Consistent with our compensation objectives, we believe this approach aligned our named executive officers’ contributions with our long-term interests and allowed our named executive officers to be accountable for and participate in any future appreciation in our common stock. Historically, our RSU awards have generally included both a multi-year service-based vesting requirement (generally four years) and a liquidity event vesting requirement (that is, the effectiveness of either a sale event or an initial public offering) (the “Liquidity Event”), allowing them to serve as an effective retention tool while also motivating our named executive officers to work toward corporate objectives that provide a meaningful return to our stockholders.

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In granting equity awards, our board of directors generally considers, among other things, the named executive officer’s cash compensation, the need to create a meaningful opportunity for reward predicated on the creation of long-term stockholder value, our financial results, our total annual equity budget, an evaluation of the expected and actual performance of each named executive officer, his individual contributions and responsibilities, the retention hold of his existing equity awards and how that lapses over time as awards vest, and the recommendations of our CEO (except with respect to his own equity award).

In February 2019, our board of directors determined to grant RSU awards to certain employees who had worked as part of a series of teams involved in several projects that were considered to have had a significant positive impact on our business. The number of shares of our common stock subject to each award varied by project, the various milestones assigned to that project, and the employment level of the employee. Recipients of the awards included two of the named executive officers, Messrs. Bahri and Chuang, who were each granted RSU awards in the following amounts:

Named Executive Officer	RSU Award (number of shares)	RSU Award (grant date fair value)
Mr. Bahri	12,637	$1,471,958
Mr. Chuang	12,637	$1,471,958

The “Special Impact” awards vest (i) over a four-year period, with one-quarter of the shares of our common stock subject to the award vesting on the first anniversary of the vesting commencement date, and the remaining shares vesting monthly thereafter over 36 months in equal monthly increments, contingent upon the named executive officer remaining continuously employed by us through each applicable vesting date and (ii) subject to the occurrence of a Liquidity Event.

As part of our annual performance review cycle, in May 2019 our board of directors determined to grant RSU awards to our incumbent named executive officers other than our CEO. The number of shares of our common stock subject to each award was determined by our board of directors after considering the factors described above. Consistent with our CEO’s recommendation, our board of directors determined that his existing vested and unvested equity holdings (including his 2018 RSU award covering 648,689 shares in October 2018) provided the necessary motivation and retention incentive and therefore did not grant any equity grants to him in 2019.

The RSU awards granted to our other named executive officers in the following amounts:

Named Executive Officer	RSU Award (number of shares)	RSU Award (grant date fair value)
Mr. Szulczewski	–	–
Mr. Bahri	147,429	$17,117,803
Mr. Shah	23,589	2,738,890
Mr. Chuang	2,949	342,405

The annual “Refresh” awards vest (i) over a four-year period, with 10% of the shares of our common stock subject to the award vesting monthly for the first year from the vesting commencement date, 20% of the shares subject to the award vesting monthly for the one-year period between the first and second anniversaries of the vesting commencement date, 30% of the shares subject to the award vesting monthly for the one-year period between the second and third anniversaries of the vesting commencement date, and 40% of the shares subject to the award vesting monthly for the one-year period between the third and fourth anniversaries of the vesting commencement date, contingent upon the named executive officer remaining continuously employed by us through each applicable vesting date and (ii) subject to the occurrence of a Liquidity Event.

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

In connection with Mr. Liu’s appointment as our Director, Data Science effective September 23, 2019, on November 22, 2019 our board of directors granted him an RSU award for 11,794 shares with a grant date fair value of $1,335,568. This RSU award vests (i) over a four-year period, with one-quarter of the shares of our common stock subject to the award vesting on the first anniversary of the vesting commencement date, and the remaining shares vesting monthly thereafter over 36 months in equal monthly increments, contingent upon his remaining continuously employed by us through each applicable vesting date and (ii) subject to the occurrence of a Liquidity Event.

The offering currently being contemplated by this prospectus will satisfy the Liquidity Event vesting requirement. As a result, if we successfully complete this offering, the named executive officers will vest in their “Special Impact” and “Refresh” RSU awards upon their satisfaction of the service-based vesting requirement.

The RSU award agreements between us and our named executive officers provide that vested RSU awards will settle (that is, we will issue the vested shares to our named executive officer) once the named executive officer has satisfied the vesting conditions applicable to such shares, provided that shares that become vested upon our completion of an initial public offering will settle on the earlier of (i) the 185th day following the initial public offering or (ii) two and one-half months following the end of the year in which the vesting conditions are satisfied.

Information with respect to the potential accelerated vesting applied to the equity awards held by certain of our named executive officers in the event of a change of control of the Company or the termination of the named executive officer’s services in connection with or following a change of control of the Company is discussed under “Potential Payments upon Termination or Change in Control” below.

Health and Welfare Benefits

Our named executive officers are eligible to participate in the same employee benefit plans, and on the same terms and conditions, as all other full-time, salaried U.S. employees. These benefits include medical, dental, and vision insurance, business travel insurance, an employee assistance program, health and dependent care flexible spending accounts, basic life insurance, accidental death and dismemberment insurance, short-term and long-term disability insurance and commuter benefits.

We design our employee benefits programs to be affordable and competitive in relation to the market as well as compliant with applicable laws and practices. We adjust our employee benefits programs as needed based upon regular monitoring of applicable laws and practices and the competitive market.

Retirement Benefits

We maintain a Section 401(k) plan for our employees, including our named executive officers. The Section 401(k) plan is intended to qualify under Section 401(k) of the Code, so that contributions to the plan by employees or by us, and the investment earnings thereon, are not taxable to the employees until withdrawn, and so that contributions made by us, if any, will be deductible by us when made. Currently, we do not provide company matching contributions to participants in the Section 401(k) plan.

We do not provide pension arrangements for our named executive officers or other employees, nor do we provide any nonqualified defined contribution or other deferred compensation plans to any of our employees.

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

Perquisites and other Personal Benefits

Currently, we do not view perquisites or other personal benefits as a significant component of our executive compensation program. Accordingly, we do not provide significant perquisites or other personal benefits to our named executive officers except as generally made available to our employees or in situations where we believe it is appropriate to assist an individual in the performance of his or her duties, to make him or her more efficient and effective, and for recruitment and retention purposes. During 2019, none of our named executive officers received perquisites or other personal benefits that were, in the aggregate, $10,000 or more for each individual.

In the future, we may provide perquisites or other personal benefits in limited circumstances, such as those described in the preceding paragraph. All future practices with respect to perquisites or other personal benefits will be approved and subject to periodic review by the compensation committee.

Employment Arrangements

We have entered into written employment offer letters with each of our named executive officers (other than our CEO). We believe that these arrangements were necessary to secure the service of these individuals in a highly competitive job market.

Each of these employment offer letters does not have a specific term, provides for “at will” employment (meaning that either we or the named executive officer may terminate the employment relationship at any time without cause) and generally set forth the named executive officer’s initial base salary, eligibility to participate in our standard employee benefit plans and programs and includes a recommendation for an equity award to be approved by our board of directors. In addition, each of these employment offer letters required the named executive officer to execute our standard Proprietary (Confidential) Information and Inventions Agreement.

The employment offer letter we entered into with Mr. Bahri provides for 100% accelerated vesting of his RSU award described in his employment offer letter if we are subject to a “sale event” (as defined in his employment offer letter) while he is providing services to us. Mr. Shah’s employment offer letter provides for 50% accelerated vesting of any then unvested RSUs under his RSU award described in his employment offer letter if we are subject to a “sale event” (as defined in his employment offer letter) before his service with us terminates and he is subject to an “involuntary termination” (as defined in his employment offer letter) within 12 months following the sale event. For additional information regarding the termination and change in control benefits payable to our named executive officers, see “—Potential Payments upon Termination or Change in Control” below.

For detailed descriptions of the employment offer letters of our named executive officers, see “—Potential Payments upon Termination or Change in Control” below.

Tax and Accounting Considerations

As a general matter, we review and consider the various tax and accounting implications of the compensation vehicles that we use.

Deductibility of Executive Compensation

In approving the amount and form of compensation for our named executive officers, our board of directors will consider all elements of our cost of providing such compensation, including the potential impact of Section 162(m) of the Internal Revenue Code.

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

Our board of directors believes that our stockholders’ interests are best served if its discretion and flexibility in awarding compensation is not restricted, even though some portion may result in non-deductible compensation expense. Thus, we expect that in future years some portion of the compensation of our named executive officers may not be fully deductible by us for federal income tax purposes.

Accounting Implications

We follow FASB ASC Topic 718, Compensation—Stock Compensation, for our stock-based compensation awards. FASB ASC Topic 718 requires us to measure the compensation expense for all share-based payments made to our employees and the members of our board of directors, including options to purchase shares of our common stock and other stock-based awards, based on the grant date “fair value” of these awards. This calculation is performed for financial accounting purposes and reported in the compensation tables below, even though recipients may never realize any value from their awards. FASB ASC Topic 718 also requires us to recognize the compensation cost of our share-based compensation awards in our income statements over the period that a recipient is required to render services in exchange for the option or other award.

Elements of Total Compensation—Risks and Mitigating Factors

We believe that the structure of our executive compensation program provides a mix of cash and equity compensation that balances short- and long-term incentives. We believe that the different time horizons and metrics used in the annual and long-term elements of compensation provide incentives to build our business prudently and profitably over time, while encouraging retention of our top talent. In addition, each element of compensation has been designed and is administered in a manner intended to minimize potential risks to us. The result is a program that we believe mitigates inappropriate risk taking and aligns the interests of our executive officers with those of our stockholders. Moreover, we have determined that any risks arising from our compensation policies and practices for all of our employees are not reasonably likely to have a material adverse effect on us.

Summary Compensation Table for 2019

The following table sets forth information concerning the total compensation awarded to, earned by, or paid to our named executive officers for the year ended December 31, 2019.

Name and Principal Position	Salary ($)		Bonus ($)		Stock Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Peter Szulczewski Founder, CEO, Chairperson of the Board	450,000		–		–	–	–	450,000
Rajat Bahri Chief Financial Officer	358,750		–		18,589,761	–	–	18,948,511
Devang Shah General Counsel	326,000		–		2,738,890	–	–	3,064,890
Thomas Chuang Vice President of Operations	257,756		–		1,814,363	–	–	2,072,119
Pai Liu Vice President of Data Science	75,000	(2)	50,000	(3)	1,335,568	–	–	1,460,568

(1)

The amounts reported in this column reflect the accounting value for these equity awards and may not correspond to the actual economic value that may be received by our named executive officers from the equity awards. In accordance with SEC rules, this column reflects the grant date fair value of RSUs calculated in accordance with ASC Topic 718 for stock-

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

based compensation transactions. Our RSUs are subject to both a service-based vesting condition and a liquidity-based vesting condition. The grant date fair values do not take into account any estimated forfeitures related to the service-based vesting condition.

(2)	Represents Mr. Liu’s prorated annual salary of $275,000 following his commencement of employment in September 2019.
(3)	Represents a signing bonus paid to Mr. Liu following his commencement of employment with us.

Grants of Plan-Based Awards Table for 2019

The following table provides information on the grants of plan-based awards made to each named executive officer during the year ended December 31, 2019.

Name	Grant Date	Estimated Future Payouts Under Equity Incentive Plan Awards Target (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)		All Other Option Awards: Number of Securities Underlying Options (#)	Grant Date Fair Value of Stock and Option Awards ($)(1)
Peter Szulczewski	–	–	–		–	–
Rajat Bahri	2/5/2019	–	12,637	(2)	–	1,471,958
	5/2/2019	–	147,429	(3)	–	17,117,803
Devang Shah	5/2/2019	–	23,589	(3)	–	2,738,890
Thomas Chuang	2/5/2019	–	12,637	(2)	–	1,471,958
	5/2/2019	–	2,949	(3)	–	342,405
Pai Liu	11/22/2019	–	11,794	(2)	–	1,335,568

(1)

This column reflects the grant date fair value of RSU awards, calculated in accordance with ASC Topic 718 for stock-based compensation. Our RSUs are subject to both a service-based vesting condition and a liquidity-based vesting condition.

(2)

The service-based vesting condition is satisfied as to 1/4th of the total shares of Class B common stock underlying the RSU award on the 12-month anniversary of the Vesting Commencement Date, and the service-based condition is satisfied as to 1/36th of the remaining shares on a monthly basis thereafter, subject to continued service to us through each vesting date.

(3)

The service-based vesting condition is satisfied on a monthly basis over a period of four years from the Vesting Commencement Date, with 10% of the total shares of Class B common stock underlying the RSU award vesting over the first year, 20% of the total shares vesting over the second year, 30% of the total shares vesting over the third year, and 40% of the total shares vesting over the fourth year, subject to continued service to us through each vesting date.

Outstanding Equity Awards at 2019 Year-End

The following table provides information regarding outstanding equity awards held by our named executive officers as of December 31, 2019. The number of shares subject to each award and, where applicable, the exercise price per share. The vesting schedule applicable to each outstanding award is described in the footnotes to the table below.

		Option Awards					Stock Awards
Name	Vesting Commencement Date	Number of Securities Underlying Unexercised Options Exercisable (#)		Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(1)		Market Value of Shares or Units of Stock That Have Not Vested ($)(*)
Peter Szulczewski	11/17/2013	837,500	(2)	–	1.49	4/15/2024	–		–
	6/9/2014	3,500,000	(3)	–	2.38	8/11/2024	–		–
	1/1/2015	–		–	–	–	238,886	(4)
	6/1/2016	–		–	–	–	68,832	(4)
	4/24/2017	–		–	–	–	258,155	(4)
	1/1/2018	–		–	–	–	81,764	(5)
	9/23/2018	–		–	–	–	648,689	(6)

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

		Option Awards					Stock Awards
Name	Vesting Commencement Date	Number of Securities Underlying Unexercised Options Exercisable (#)		Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(1)		Market Value of Shares or Units of Stock That Have Not Vested ($)(*)
Rajat Bahri	12/7/2016	–		–	–	–	248,399	(7)
	1/1/2018	–		–	–	–	29,732	(5)
	1/1/2019	–		–	–	–	12,637	(4)
	4/1/2019	–		–	–	–	147,429	(8)
Devang Shah	2/5/2018	–		–	–	–	57,367	(9)
	4/1/2019	–		–	–	–	23,589	(8)
Thomas Chuang	7/1/2014	27,900	(10)	–	2.38	8/11/2024	–		–
	1/1/2015	–		–	–	–	1,620	(9)
	4/24/2017	–		–	–	–	2,004	(9)
	6/1/2016	–		–	–	–	1,620	(9)
	5/1/2018	–		–	–	–	2,081	(9)
	1/1/2019	–		–	–	–	12,637	(4)
	4/1/2019	–		–	–	–	2,949	(8)
Pai Liu	9/23/2019	–		–	–	–	11,794	(4)

(*)

Market value is based on the fair market value of our Class B common stock on                 . As there was no public market for our common stock on                , we have assumed that the fair market value on such date was $                , which represents the midpoint of the price range set forth on the cover page of this prospectus.

(1)

RSUs granted to our executive officers only vest upon the satisfaction of both (i) a service-based vesting condition and (ii) a liquidity-based vesting condition. The liquidity-based vesting condition is (i) the effective date of our initial public offering or (ii) a sale event (as defined in our RSU award agreements).

(2)	The shares subject to this option were fully vested as of November 17, 2017.
(3)	The shares subject to this option were fully vested as of June 9, 2018.
(4)

The service-based vesting condition is satisfied as to 1/4th of the total shares of Class B common stock underlying the RSU award on the 12-month anniversary of the Vesting Commencement Date, and the service-based condition is satisfied as to 1/36th of the remaining shares on a monthly basis thereafter, subject to continued service to us through each vesting date.

(5)

The service-based vesting condition is satisfied as to 1/60th of the total shares of Class B common stock underlying the RSU award on a monthly basis from the Vesting Commencement Date, subject to continued service to us through each vesting date.

(6)

The service-based vesting condition is satisfied as to 1/48th of the total shares of Class B common stock underlying the RSU award on a monthly basis from the Vesting Commencement Date, subject to continued service to us through each vesting date.

(7)

The service-based vesting condition is satisfied as to 1/5th of the total shares of Class B common stock underlying the RSU award on the 12-month anniversary of the Vesting Commencement Date, and the service-based condition is satisfied as to 1/20th of the total shares on a quarterly basis thereafter, subject to continued service to us through each vesting date.

(8)

The service-based vesting condition is satisfied on a monthly basis over a period of four years from the Vesting Commencement Date, with 10% of the total shares of Class B common stock underlying the RSU award vesting over the first year, 20% of the total shares vesting over the second year, 30% of the total shares vesting over the third year, and 40% of the total shares vesting over the fourth year, subject to continued service to us through each vesting date.

(9)

The service-based vesting condition is satisfied as to 1/5th of the total shares of Class B common stock underlying the RSU award on the 12-month anniversary of the Vesting Commencement Date, and the service-based condition is satisfied as to 1/48th of the remaining shares on a monthly basis thereafter, subject to continued service to us through each vesting date.

(10)	The shares subject to this option were fully vested as of July 1, 2019.

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

Stock Vested in 2019

The following table sets forth the number of shares acquired and the value realized upon exercise of stock options during 2019 by each of our named executive officers:

Option Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)
Peter Szulczewski	–	–
Rajat Bahri	–	–
Devang Shah	–	–
Thomas Chuang	4,600	548,872
Pai Liu	–	–

(1)

The aggregate dollar amount realized upon the exercise of option awards represents the amount by which (x) the aggregate market price of the shares of our Class B common stock on the date of exercise, which is an assumed fair value as of the date of exercise, exceeds (y) the aggregate exercise price of the option.

Pension Benefits

We do not have any defined benefit pension plans.

Nonqualified Deferred Compensation

We do not offer any nonqualified deferred compensation plans.

Potential Payments upon Termination or Change in Control

We do not have employment agreements with our named executive officers. Pursuant to the terms of his employment offer letter and his RSU agreements, Mr. Bahri will receive 100% accelerated vesting of his outstanding RSU awards if we are subject to a sale event while he is providing services to us. Pursuant to the terms of his employment offer letter and his RSU agreements, Mr. Shah will receive 50% accelerated vesting of any then unvested RSUs if we are subject to a sale event while he is providing services to us and he is terminated without cause or resigns for good reason within 12 months following the sale event.

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

The following table sets forth the amounts payable to each of our current named executive officers based on an assumed termination or change of control of us as of December 31, 2019:

Name	Cash Severance ($)	Health and Other Insurance Benefits ($)	Stock Options (Unvested and Accelerated) ($)	Restricted Stock Units (Unvested and Accelerated) ($)(1)	Total ($)
Peter Szulczewski
Termination for reasons other than Cause, death or Disability, or for Good Reason
Change of Control or Termination in connection with a Change of Control
Rajat Bahri
Termination for reasons other than Cause, death or Disability, or for Good Reason
Change of Control or Termination in connection with a Change of Control(2)
Devang Shah
Termination for reasons other than Cause, death or Disability, or for Good Reason
Change of Control or Termination in connection with a Change of Control(3)
Thomas Chuang
Termination for reasons other than Cause, death or Disability, or for Good Reason
Change of Control or Termination in connection with a Change of Control
Pai Liu
Termination for reasons other than Cause, death or Disability, or for Good Reason
Change of Control or Termination in connection with a Change of Control

(1)

The value of accelerated RSUs were determined by multiplying the number of unvested and accelerated RSUs by the assumed initial public offering price of $                 per share, the midpoint of the price range set forth on the coverage page of this prospectus.

(2)	Mr. Bahri is entitled to receive 100% accelerated vesting of his outstanding RSUs if we are subject to a sale event while he is providing services to us
(3)	Mr. Shah is entitled to receive 50% accelerated vesting of any then unvested RSUs upon a qualifying termination of employment within 12 months of the change of control.

2020 Equity Incentive Plan

General

Our board of directors intends to adopt our 2020 Equity Incentive Plan (the “2020 Plan”) and submit it to our stockholders for approval prior to the offering. We expect that our 2020 Plan will become effective immediately on adoption although no awards will be made under it until the effective date of the registration statement of which this prospectus is a part. Our 2020 Plan is intended to replace our 2010 Stock Plan (the “2010 Plan”). However, awards outstanding under our 2010 Plan will continue to be governed by their existing terms. Although not yet adopted, we expect that our 2020 Plan will have the features described below.

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

Share Reserve

The number of shares of our Class A common stock available for issuance under our 2020 Plan will equal the sum of                  shares plus up to                  shares remaining available for issuance under, or issued pursuant to or subject to awards granted under, our 2010 Plan. The number of shares reserved for issuance under our 2020 Plan will be increased automatically on the first business day of each of our fiscal years, commencing in 2021 and ending in 2030, by a number equal to the smallest of:

•	shares;

•	5% of the shares of common stock outstanding on the last business day of the prior fiscal year; or

•	the number of shares determined by our board of directors.

In general, to the extent that any awards under our 2020 Plan are forfeited, terminate, expire or lapse without the issuance of shares, or if we repurchase the shares subject to awards granted under our 2020 Plan, those shares will again become available for issuance under our 2020 Plan, as will shares applied to pay the exercise or purchase price of an award or to satisfy tax withholding obligations related to any award.

Administration

The compensation committee of our board of directors will administer our 2020 Plan. The compensation committee will have complete discretion to make all decisions relating to our 2020 Plan and outstanding awards, including repricing outstanding options and modifying outstanding awards in other ways.

Eligibility

Employees, non-employee directors, consultants and advisors will be eligible to participate in our 2020 Plan.

Under our 2020 Plan, the aggregate grant date fair value of awards granted to our non-employee directors may not exceed $                 in any one fiscal year, except that the grant date fair value of awards granted to newly appointed non-employee directors may not exceed $                 in the fiscal year in which such non-employee director is initially appointed to our board of directors.

Types of Awards

Our 2020 Plan will provide for the following types of awards:

•	incentive and nonstatutory stock options;

•	stock appreciation rights;

•	restricted shares; and

•	restricted stock units.

Options and Stock Appreciation Rights

The exercise price for options granted under our 2020 Plan may not be less than 100% of the fair market value of our Class A common stock on the grant date. Optionees will be permitted to pay the exercise price in cash or, with the consent of the compensation committee:

•	with shares of common stock that the optionee already owns;

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

•	by an immediate sale of shares through a broker approved by us;

•	by instructing us to withhold a number of shares having an aggregate fair market value that does not exceed the exercise price; or

•	by other methods permitted by applicable law.

An optionee who exercises a stock appreciation right receives the increase in value of our Class A common stock over the base price. The base price for stock appreciation rights may not be less than 100% of the fair market value of our Class A common stock on the grant date. The settlement value of a stock appreciation right may be paid in cash, shares of our Class A common stock or a combination.

Options and stock appreciation rights vest as determined by the compensation committee. In general, they will vest over a four-year period following the date of grant or, in the case of grants made to new hires, over the four-year period following their first day of employment. Options and stock appreciation rights expire at the time determined by the compensation committee but in no event more than 10 years after they are granted. These awards generally expire earlier if the participant’s service terminates earlier.

Restricted Shares and Stock Units

Restricted shares and stock units may be awarded under our 2020 Plan in return for any lawful consideration, and participants who receive restricted shares or stock units generally are not required to pay cash for their awards. In general, these awards will be subject to vesting. Vesting may be based on length of service or upon satisfaction of other conditions determined by the compensation committee.

Settlement of vested stock units may be made in the form of cash, shares of Class A common stock or a combination.

Corporate Transactions

In the event we are a party to a merger, consolidation or certain change in control transactions, outstanding awards granted under our 2020 Plan, and all shares acquired under our 2020 Plan, will be subject to the terms of the definitive transaction agreement (or, if there is no such agreement, as determined by our compensation committee). Unless an award agreement provides otherwise, such treatment may include any of the following with respect to each outstanding award:

•	the continuation, assumption or substitution of an award by a surviving entity or its parent;

•	the cancellation of an award without payment of any consideration;

•

the cancellation of the vested portion of an award (and any portion that becomes vested as of the effective time of the transaction) in exchange for a payment equal to the excess, if any, of the value that the holder of each share of our Class A common stock receives in the transaction over (if applicable) the exercise price otherwise payable in connection with the award; or

•

the assignment of any reacquisition or repurchase rights held by us in respect of an award of restricted shares to the surviving entity or its parent (with proportionate adjustments made to the price per share to be paid upon exercise of such rights).

Each award held by a participant who remains a service provider with us as of the effective time of a merger or change in control, will become fully vested and, if applicable, exercisable immediately

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

prior to the effective time of the transaction, unless the applicable award agreement provides otherwise or the award is continued, assumed or substituted (as provided above). The compensation committee is not required to treat all awards, or portions thereof, in the same manner.

The vesting of an outstanding award may be accelerated by the compensation committee upon the occurrence of a change in control, whether or not the award is to be assumed or replaced in the transaction, or in connection with a termination of service following a change in control transaction.

A change in control includes:

•	any person acquiring beneficial ownership of more than 50% of our total voting power;

•	the sale or other disposition of all or substantially all of our assets;

•	our merger or consolidation after which our voting securities represent 50% or less of the total voting power of the surviving or acquiring entity; or

•	the members of our board cease to constitute a majority of the members of our board over a period of 12 months, excluding any new members appointed or elected by the then incumbent board.

Changes in Capitalization

In the event of certain changes in our capital structure without our receipt of consideration, such as a stock split, reverse stock split or dividend paid in Class A common stock, proportionate adjustments will automatically be made to:

•	the maximum number and kind of shares available for issuance under our 2020 Plan, including the maximum number and kind of shares that may be issued upon the exercise of incentive stock options;

•	the maximum number and kind of shares covered by, and exercise price, base price or purchase price, if any, applicable to each outstanding stock award.; and

•	the maximum number and kind of shares by which the share reserve may increase automatically each year.

In the event that there is a declaration of an extraordinary dividend payable in a form other than our Class A common stock in an amount that has a material effect on the price of our common stock, a recapitalization, a spin-off or a similar occurrence, the compensation committee may make such adjustments to any of the foregoing as it deems appropriate, in its sole discretion.

Amendments or Termination

Our board of directors may amend or terminate our 2020 Plan at any time. If our board of directors amends our 2020 Plan, it does not need stockholder approval of the amendment unless required by applicable law, regulation or rules. Our 2020 Plan will terminate automatically 10 years after the later of the date when our board of directors adopts our 2020 Plan or it approves a share increase that is also approved by our stockholders.

2010 Stock Plan

General

Our board of directors and stockholders adopted our 2010 2010 Plan in July 2010, which was subsequently amended from time to time.

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

As of September 30, 2020, we have reserved                  shares of our common stock for issuance under our 2010 Plan, there were outstanding options to purchase                  shares of common stock, at exercise prices ranging from $                 to $                 per share, or a weighted-average exercise price of $                 per share,                 shares of common stock issuable upon the vesting and settlement of RSUs, and                 shares of common stock remained available for future issuance. Unissued shares subject to awards that expire or are cancelled and shares reacquired by us will again become available for issuance under our 2010 Plan or, following consummation of this offering, under our 2020 Plan.

2020 Employee Stock Purchase Plan

General

We expect that our board of directors will adopt a 2020 Employee Stock Purchase Plan (the “2020 ESPP”) prior to this offering. If adopted, our 2020 ESPP will be subsequently approved by our stockholders. We expect that our 2020 ESPP will become effective as of the effective date of the registration statement of which this prospectus is a part. Our 2020 ESPP is intended to qualify under Section 423 of the Code. Although not yet adopted, we expect that our 2020 ESPP will have the features described below.

Share Reserve

shares of our Class A common stock will be reserved for issuance under our 2020 ESPP. The number of shares reserved for issuance under our 2020 ESPP will automatically be increased on the first business day of each of our fiscal years, commencing in 2021 and ending in 20        , by a number equal to the least of:

•	shares;

•	% of the shares of common stock outstanding on the last business day of the prior fiscal year; or

•	the number of shares determined by our board of directors.

The number of shares reserved under our 2020 ESPP will automatically be adjusted in the event of a stock split, stock dividend or a reverse stock split (including an adjustment to the per-purchase period share limit).

Administration

The compensation committee of our board of directors will administer our 2020 ESPP.

Eligibility

All of our employees will be eligible to participate if we employ them for more than                  hours per week and for                  or more months per year. Eligible employees may begin participating in our 2020 ESPP at the start of any offering period.

Offering Periods

Each offering period will last a number of months determined by the compensation committee, not to exceed 27 months. A new offering period will begin periodically, as determined by the compensation committee. Offering periods may overlap or may be consecutive. Unless otherwise determined by the compensation committee,                  offering periods of                months’ duration will begin in each year on                  and                 . However, if so determined by the compensation

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

committee, the first offering period may start on the effective date of the registration statement related to this offering and will end on                 , 2021, with the first purchase date occurring on                 , 2021.

Amount of Contributions

Our 2020 ESPP will permit each eligible employee to purchase common stock through payroll deductions. Each employee’s payroll deductions may not exceed                  of the employee’s cash compensation. Each participant may purchase up to the number of shares determined by our board of directors on any purchase date, not to exceed                  shares. The value of the shares purchased in any calendar year may not exceed $25,000. Participants may withdraw their contributions at any time before stock is purchased.

Purchase Price

The price of each share of common stock purchased under our 2020 ESPP will not be less than 85% of the lower of the fair market value per share of common stock on the first day of the applicable offering period (or, in the case of the first offering period, the price at which one share of common stock is offered to the public in this offering) or the fair market value per share of common stock on the purchase date.

Other Provisions

Employees may end their participation in our 2020 ESPP at any time. Participation ends automatically upon termination of employment with us. If we experience a change in control, our 2020 ESPP will end and shares will be purchased with the payroll deductions accumulated to date by participating employees. Our board of directors or our compensation committee may amend or terminate our 2020 ESPP at any time.

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

In addition to the compensation arrangements with directors and executive officers described under “Executive Compensation” and “Management” and the registration rights described elsewhere in this prospectus, the following is a description of each transaction since January 1, 2017 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeds or will exceed $120,000; and

•

any of our directors, executive officers or beneficial holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals (other than tenants or employees), had or will have a direct or indirect material interest.

Equity Financings

Series H Redeemable Convertible Preferred Stock Financing

In March 2019, we entered into a closing of a Series H redeemable convertible preferred stock financing, pursuant to which we sold 943,548 shares of Series H redeemable convertible preferred stock at a purchase price of $169.573 per share for aggregate proceeds of $160 million. General Atlantic (WI), L.P. purchased 884,577 shares of Series H redeemable convertible preferred stock. Mr. Syed, a member of our board of directors, is a Managing Partner of General Atlantic LLC, which is an affiliate of General Atlantic (WI), L.P.

Series G Redeemable Convertible Preferred Stock Financing

From September 2017 until October 2017, we entered into various closings of a Series G redeemable convertible preferred financing, pursuant to which we sold 1,687,319 shares of Series G redeemable convertible preferred stock at a purchase price of $134.533 per share for aggregate proceeds of approximately $227 million. The following table summarizes purchases of our Series G redeemable convertible preferred stock by beneficial holders of more than 5% of our outstanding capital stock and entities managed by certain of our directors:

Name of Stockholder	Shares of Series G Redeemable Convertible Preferred Stock (#)	Total Purchase Price ($)
Entities affiliated with The Founders Fund(1)	37,166	5,000,052
DST Investments XVI, L.P.(2)	460,854	62,000,071
Entities affiliated with 8VC(3)	14,866	1,999,968

(1)

Affiliates of The Founders Fund holding our securities, whose shares are aggregated for purposes of determining holders of 5% or more of our outstanding capital stock as of the Series G Stock redeemable convertible preferred stock financing and for purposes of reporting the above share ownership information, are, The Founders Fund V, LP, The Founders Fund V Entrepreneurs Fund, LP, The Founders Fund V Principals Fund, LP and FF Wish VI, LLC.

(2)

Affiliates of DST Investments holding our securities, whose shares are aggregated for purposes of determining holders of 5% or more of our outstanding capital stock as of the Series G redeemable convertible preferred stock financing, are, DST Global IV, L.P., DST Global IV Co-Invest, L.P., DST Global V, L.P., DST Investments XI, L.P., DST Investments XV, L.P., DST Investments XVI, L.P. and DST Team Fund Limited.

(3)

Affiliates of 8VC holding our securities, whose shares are aggregated for purposes of determining holders of 5% or more of our outstanding capital stock as of the Series G redeemable convertible preferred stock financing are Formation8 Partners, 8VC Co-Invest Fund, I, L.P., F8 StarLight SPV, L.P, F8 StarLight SPV II, L.P., Anduin I, L.P. and CL SPV. Mr. Lonsdale, a member of our board of directors holds ultimate voting and investment power with regard to the securities held directly by the trusts and entities listed above.

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

Certain Transactions with our Chief Executive Officer, President, and Chairperson.

In June 2019, we repurchased 142,974 shares of common stock from Mr. Szulczewski for $121.70 per share for an aggregate purchase price of approximately $17.4 million.

In August 2020, Mr. Szulczewski repaid a loan we previously issued to him in the amount of approximately $1.1 million to reimburse certain expenses incurred by the Company on behalf of Mr. Szulczewski.

In August 2020, we paid a fee in the amount of $280,000 to the United States Treasury Department in connection with a change in the composition of our board of directors, which resulted in an increase in Mr. Szulczewski’s voting rights on our board of directors, as required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

Right of First Refusal and Repurchases

Pursuant to certain agreements with our stockholders, including our amended and restated first refusal and co-sale agreement dated originally dated May 11, 2012 and amended and restated on August 25, 2020, we or our assignees have a right to purchase shares of our capital stock that stockholders propose to sell to other parties. Since January 1, 2017, we have (i) waived our right of first refusal in connection with the sale of 651,303 shares of our Class B common stock in 15 separate transactions and (ii) exercised our right of first refusal in one transaction that involved the repurchase of 142,974 shares of our Class B common stock, that involved the sale or purchase or repurchase of such shares by our directors and officers, entities with which certain of our directors are affiliated and certain holders of more than 5% of our capital stock. Each of Messrs. Szulczewski, Lonsdale, Zhang, and Chuang, as well as 8VC Co-Invest Fund I, L.P. and FF Wish VI, LLC, were parties in one or more of these transactions.

Amended and Restated Voting Agreement

On March 18, 2019, we entered into an amended and restated voting agreement, with certain holders of our common stock and the holders of our redeemable convertible preferred stock, including our founder and chief executive officer, holders of more than 5% of our capital stock and entities with which certain of our directors are affiliated, with respect to the election of our directors and certain other matters. All of our current directors were elected pursuant to the terms of this agreement. The amended and restated voting agreement will terminate upon the completion of this offering.

Amended and Restated First Refusal and Co-Sale Agreement

On August 25, 2020, we entered into an amended and restated first refusal and co-sale agreement with holders of our common stock and redeemable convertible preferred stock, including our founder and chief executive officer, holders of more than 5% of our capital stock and entities with which certain of our directors are affiliated. This agreement provides the holders of redeemable convertible preferred stock a right of purchase and of co-sale in respect of sales of securities by certain holders of our common stock. The rights of purchase and co-sale will terminate upon the completion of this offering.

Amended and Restated Investors’ Rights Agreement

On March 18, 2019, we entered into an amended and restated investors’ rights agreement with holders of our redeemable convertible preferred stock, including holders of more than 5% of our capital stock and entities with which certain of our directors are affiliated. These stockholders are entitled to

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

rights with respect to the registration of their shares following this offering under the Securities Act. For a description of these registration rights, see “Description of Capital Stock—Registration Rights.”

Management Rights Letters

In connection with our sale of our redeemable convertible preferred stock, we entered into management rights letters with certain purchasers of our redeemable convertible preferred stock, including holders of more than 5% of our capital stock and entities with which certain of our directors are affiliated, pursuant to which such entities were granted certain management rights, including the right to consult with and advise our management on significant business issues, review our operating plans, examine our books and records and inspect our facilities. These management rights will terminate upon completion of this offering.

Indemnification Agreements

Our amended and restated certificate of incorporation, which will be effective upon the completion of this offering, will contain provisions limiting the liability of directors, and our amended and restated bylaws, which will be effective upon the completion of this offering, will provide that we will indemnify each of our directors to the fullest extent permitted under Delaware law. Our certificate of incorporation and bylaws will also provide our board of directors with discretion to indemnify our officers and employees when determined appropriate by the board of directors.

We also intend to enter into indemnification agreements with each of our directors and executive officers. The indemnification agreements will provide that we will indemnify each such person against any and all expenses incurred by such person because of his or her status as one of our directors or executive officers, to the fullest extent permitted by Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws. In addition, the indemnification agreements will provide that, to the fullest extent permitted by Delaware law, we will advance all expenses incurred by our directors and executive officers in connection with a legal proceeding involving his or her status as a director, executive officer or employee.

Policies and Procedures for Related Person Transactions

Our audit committee has the primary responsibility for the review, approval and oversight of any “related person transaction,” which is any transaction, arrangement, or relationship (or series of similar transactions, arrangements, or relationships) in which we are, were, or will be a participant and the amount involved exceeds $120,000, and in which the related person had, has, or will have a direct or indirect material interest. We intend to adopt a written related person transaction policy to be effective upon the completion of this offering. Under our related person transaction policy, our management will be required to submit any related person transaction not previously approved or ratified by our audit committee to our audit committee. In approving or rejecting the proposed transactions, our audit committee will take into account all of the relevant facts and circumstances available. Our audit committee will approve only those transactions that, as determined by our audit committee, are in, or are not inconsistent with, our best interests and the best interests of our stockholders.

Although we have not had a written policy prior to this offering for the review and approval of transactions with related persons, our board of directors has historically reviewed and approved any transaction where a director or officer had a financial interest, including the transactions described above. Prior to approving such a transaction, the material facts as to a director’s or officer’s relationship or interest as to the agreement or transaction were disclosed to our board of directors. Our board of directors would take this information into account when evaluating the transaction and in determining whether such transaction was fair to us and in the best interest of all of our stockholders.

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of August 27, 2020, and as adjusted to reflect the sale of Class A common stock offered by us and the selling stockholders in this offering, for:

•	each stockholder known by us to be the beneficial owner of more than 5% of our outstanding shares of Class A common stock or Class B common stock;

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group; and

•	each selling stockholder.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of Class A common stock or Class B common stock that they beneficially own, subject to applicable community property laws.

We have based our calculation of the percentage of beneficial ownership prior to this offering on                  shares of our Class A common stock and                  shares of our Class B common stock outstanding as of August 27, 2020, assuming the reclassification of all outstanding shares of our common stock into an equivalent number of shares of our Class B common stock, the automatic conversion and reclassification of our redeemable convertible preferred stock into                  shares of our Class A common stock, the exercise of an outstanding warrant to purchase                  shares of our Series B redeemable convertible preferred stock outstanding as of August 27, 2020                  into                  shares of our Class A common stock on a net-exercise basis (assuming an initial public offering price of $                 per share, the midpoint of the price range set forth on the cover page of this prospectus), which we expect to occur immediately prior to the completion of this offering. For purposes of calculating the percentage of beneficial ownership prior to this offering, we did not include the effect of any voting agreements or voting proxies that terminate upon the offering. We have based our calculation of the percentage of beneficial ownership after this offering on                shares of our Class A common stock and                  shares of our Class B common stock outstanding immediately after the completion of the offering and assuming no exercise by the underwriters of their option to purchase additional shares. We have deemed shares of our Class B common stock subject to stock options that are currently exercisable or exercisable within 60 days of August 27, 2020 or issuable pursuant to RSUs which are subject to vesting and settlement conditions expected to occur within 60 days of August 27, 2020 (assuming the satisfaction of the performance-based vesting condition) to be outstanding and to be beneficially owned by the person holding the stock option or RSU for the purpose of computing the percentage ownership of that person. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

Unless otherwise indicated, the address of each beneficial owner listed in the table below is One Sansome Street, 40th Floor, San Francisco, California 94104.

	Shares Beneficially Owned Prior to this Offering				% of Total Voting Power Before Our Initial Public Offering(1)	Number of Shares Being Offered	Shares Beneficially Owned After this Offering				% of Total Voting Power After Our Initial Public Offering(1)
	Class A		Class B				Class A		Class B
Name of Beneficial Owner	Shares	%	Shares	%			Shares	%	Shares	%
Named Executive Officers and Directors:
Peter Szulczewski(2)	–	–	10,904,956
Ari Emanuel(3)	37,166		–	–
Joe Lonsdale(4)	6,944,338		893,003
Tanzeen Syed(5)	1,635,923		140,000
Stephanie Tilenius	–	–	–	–
Hans Tung(6)	3,380,576		469,660
Rajat Bahri(7)	–	–	237,652
Devang Shah(8)	–	–	35,299
Thomas Chuang(9)	–	–	39,442
Pai Liu(10)	–	–	3,194
All executive officers and directors as a group (10 persons)(10)	11,998,003		12,723,206
Other 5% Stockholders:
Entities affiliated with DST Global (11)	10,719,509		–	–
Entities affiliated with The Founders Fund(12)	6,247,712		–	–
Formation8 Partners(13)	6,935,480		657,320
Entities affiliated with GGV Capital (14)	3,380,576		469,660
Republic Technologies(15)	2,683,488		–	–
Sheng (Danny) Zhang(16)	–	–	2,683,373
Other Selling Stockholders:

Total Selling Stockholders

*=	Less than 1 percent.
(1)

Percentage of total voting power represents voting power with respect to all shares of our Class A and Class B common stock, as a single class. The holders of our Class B common stock are entitled to 20 votes per share, and holders of our Class A common stock are entitled to one vote per share. For more information about the voting rights of our Class A and Class B common stock, see “Description of Capital Stock—Common Stock.”

(2)

Consists of (i) 5,651,025 shares of Class B common stock, (ii) 4,337,500 shares of Class B common stock issuable upon exercise of options exercisable within 60 days of August 27, 2020 and (iii) 916,431 shares of Class B common stock issuable upon vesting and settlement of restricted stock units within 60 days of August 27, 2020. Mr. Szulczewski also holds 379,895 restricted stock units which are subject to vesting conditions not expected to occur within 60 days of August 27, 2020.

(3)	Consists of 37,166 shares of Class A common stock held by Mr. Emanuel.
(4)

Consists of (i) 70,570 shares of Class B common stock and 25,000 shares of Class B common stock issuable upon exercise of options exercisable within 60 days of August 27, 2020 held by Mr. Lonsdale, (ii) 886 shares of Class A common stock and 109,227 shares of Class B common stock held by the Children’s Trust Created Under The Brunswick Liberty Trust Dated February 15, 2018, (iii) 3,986 shares of Class A common stock and 15,443 shares of Class B common stock held by the Trust for Jeffrey Lonsdale created under The Brunswick Liberty Trust dated February 15, 2018, (iv) 3,986 shares of Class A common stock and 15,443 shares of Class B common stock held by the Trust for Jonathan Lonsdale created under The Brunswick Liberty Trust dated February 15, 2018, (v) 5,640,750 shares of Class A common stock, 580,063 shares of Class B common stock and 986,640 shares of Class B common stock issuable upon exercise of a Series B redeemable

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

convertible preferred stock warrant held by Formation8 Partners, (vi) 204,996 shares of Class A common stock and 77,257 shares of Class B common stock held by 8VC Co-Invest Fund, I, L.P., (vii) 539,955 shares of Class A common stock held by F8 StarLight SPV, L.P., (viii) 157,908 shares of Class A common stock held by F8 StarLight SPV II, L.P., (iv) 147,094 shares of Class A common stock held by Anduin I, L.P. and (x) 244,777 shares of Class A common stock held by CL SPV, L.P. Mr. Lonsdale, a member of our board of directors holds ultimate voting and investment power with regard to the securities held directly by the trusts and entities listed above. The address for Mr. Lonsdale is c/o 8VC, Pier 5, Suite 101, San Francisco, CA 94111.

(5)

Consists of (i) 140,000 shares of Class B common stock and (ii) 1,635,923 shares of Class A common stock held by General Atlantic (WI), L.P. (“GA WI”). The limited partners that share beneficial ownership of the shares held by GA WI are the following General Atlantic investment funds (the “GA Funds”): General Atlantic Partners 100, L.P. (“GAP 100”), General Atlantic Partners (Bermuda) EU, L.P. (“GAP EU”), General Atlantic Partners (Lux) SCSp (“GAP Lux”), GAP Coinvestments III, LLC (“GAPCO III”), GAP Coinvestments IV, LLC (“GAPCO IV”), GAP Coinvestments V, LLC (“GAPCO V”) and GAP Coinvestments CDA, L.P. (“GAPCO CDA”).

The general partner of GA WI is General Atlantic (SPV) GP, LLC (“GA SPV”). The general partner of GAP Lux is General Atlantic G2enPar (Lux) ScSp (“GA GenPar Lux”) and the general partner of GA GenPar Lux is General Atlantic (Lux) S.à r.l. (“GA Lux”). The general partner of GAP Bermuda EU and GA Lux is General Atlantic GenPar (Bermuda), L.P. (“GenPar Bermuda”). GAP (Bermuda) Limited (“GAP (Bermuda) Limited”) is the general partner of GenPar Bermuda. The general partner of GAP 100 is General Atlantic GenPar, L.P. (“GA GenPar”) and the general partner of GA GenPar is General Atlantic LLC (“GA LLC”). GA LLC is the managing member of GAPCO III, GAPCO IV and GAPCO V, the general partner of GAPCO CDA and is the sole member of GA SPV. There are eight members of the management committee of GA LLC (the “GA Management Committee”). The members of the GA Management Committee are also the members of the management committee of GAP (Bermuda) Limited. GA LLC, GA GenPar, GAP (Bermuda) Limited, GenPar Bermuda, GA Lux, GA GenPar Lux, GA SPV and the GA Funds (collectively, the “GA Group”) are a “group” within the meaning of Rule 13d-5 of the Securities Exchange Act of 1934, as amended. The mailing address of the foregoing General Atlantic entities (other than GAP Bermuda EU, GAP Lux, GA GenPar Lux, GA Lux, GenPar Bermuda and GAP (Bermuda) Limited) is c/o General Atlantic Service Company, L.P., 55 East 52nd Street, 33rd Floor, New York, NY 10055. The mailing address of GAP Bermuda EU, GenPar Bermuda, and GAP (Bermuda) Limited is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The mailing address for GAP Lux, GA GenPar Lux and GA Lux is Luxembourg is 412F, Route d’Esch, L-2086 Luxembourg.

Each of the members of the GA Management Committee disclaims ownership of the shares except to the extent that he has a pecuniary interest therein. Mr. Syed is a Managing Director of GA LLC and serves as a director of the Company. Mr. Syed disclaims ownership of all such shares except to the extent that he has a pecuniary interest therein.

(6)

Consists of (i) 56,580 shares of Class A common stock and 9,752 shares of Class B common stock held by GGV Capital IV Entrepreneurs Fund L.P., (ii) 2,668,467 shares of Class A common stock and 459,908 shares of Class B common stock held by GGV Capital IV L.P. and (iii) 655,529 shares of Class A common stock held by GGV Capital Select L.P. GGV Capital IV L.L.C. is the general partner of GGV Capital IV Entrepreneurs Fund L.P. and GGV Capital IV L.P. The general partner of GGV Capital Select L.P. is GGV Capital Select L.L.C. Mr. Tung, a member of our board of directors, is a Managing Partner of GGV Capital V L.L.C. and GGV Capital Select L.L.C. and therefore, may be deemed to share voting and investment power with regard to the securities held directly such entities. The address for Mr. Tung is c/o GGV Capital, 3000 Sand Hill Road, Building 4, Suite 230, Menlo Park, California 94025.

(7)

Consists of 237,652 shares of Class B common stock issuable upon vesting and settlement of restricted stock units within 60 days of August 27, 2020. Mr. Bahri also holds 200,545 restricted stock units which are subject to vesting conditions not expected to occur within 60 days of August 27, 2020.

(8)

Consists of 35,299 shares of Class B common stock issuable upon vesting and settlement of restricted stock units within 60 days of August 27, 2020. Mr. Shah also holds 45,657 restricted stock units which are subject to vesting conditions not expected to occur within 60 days of August 27, 2020.

(9)

Consists of 27,900 shares of Class B common stock issuable upon exercise of options exercisable within 60 days of August 27, 2020 and 11,542 shares of Class B common stock issuable upon vesting and settlement of restricted stock units within 60 days of August 27, 2020. Mr. Chuang also holds 11,369 restricted stock units which are subject to vesting conditions not expected to occur within 60 days of August 27, 2020.

(10)

Consists of 3,194 shares of Class B common stock issuable upon vesting and settlement of restricted stock units within 60 days of August 27, 2020. Mr. Liu also holds 8,600 restricted stock units which are subject to vesting conditions not expected to occur within 60 days of August 27, 2020.

(11)

Consists of (i) 9,263,488 shares of Class A common stock beneficially owned by our directors and named executive officers, (ii) 6,780,249 shares of Class B common stock beneficially owned by our directors and named executive officers and (iii) 5,605,547 shares of Class B common stock issuable to our directors and named executive officers upon exercise of outstanding stock options and vesting and settlement of RSUs exercisable or issuable within 60 days of August 27, 2020.

(11)

Represents (i) 3,440,340 shares of Class A common stock held by DST Global IV, L.P., (ii) 647,825 shares of Class A common stock held by DST Global IV Co-Invest, L.P., (iii) 1,619,564 shares of Class A common stock held by DST Global V, L.P., (iv) 2,858,533 shares of Class A common stock held by DST Global Investments XI, L.P., (v) 1,352,422 shares of Class A common stock held by DST Investments XV, L.P., (vi) 460,854 shares of Class A common stock held by DST Investments XVI, L.P. and (vii) 339,971 shares of Class A common stock held by DST Team Fund Limited. We refer to DST

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

Global IV, L.P., DST Global IV Co-Invest, L.P., DST Global V, L.P., DST Investments XI, L.P., DST Investments XV, L.P., DST Investments XVI, L.P. and DST Team Fund Limited as DST Global. Yuri Milner holds ultimate voting and investment power over the shares held by the DST Global. The address for DST Global is c/o Tulloch & Co., 4 Hill Street, London W1J 5NE, United Kingdom.

(12)

Represents of (i) 66,151 shares of Class A common stock held of record by The Founders Fund V Entrepreneurs Fund, LP (FF-VE), (ii) 1,257,282 shares of Class A common stock held of record by The Founders Fund V Principals Fund, LP (FF-VP), (iii) 4,673,907 shares of Class A common stock held of record by The Founders Fund V, LP (FF-V) and (iv) 70,254 shares of Class B common stock and 180,118 shares of Class A common stock held of record by FF Wish VI, LLC (FF-Wish). The Founders Fund V Management, LLC (FF-VM) is the general partner of each of FF-VE, FF-VP and FF-V. The Founders Fund VI Management, LLC (FF-VIM) is the managing member of FF Wish. The managing members of FF-VM and FF-VIM are Peter Thiel and Brian Singerman. As a result, and by virtue of the relationships described in this footnote, each of the managing members of FF-VM and FF-VIM may be deemed to share beneficial ownership of the shares held by FF-VE, FF-VP, FF-V, and FF-Wish. The address of each of the entities identified in this footnote is One Letterman Drive, Building D, 5th Floor, San Francisco, California 94129.

(13)

Represents (i) 5,640,750 shares of Class A common stock, 580,063 shares of Class B common stock and 986,640 shares of Class B common stock issuable upon exercise of a Series B redeemable convertible preferred stock warrant held by Formation8 Partners, (ii) 204,996 shares of Class A common stock and 77,257 shares of Class B common stock held by 8VC Co-Invest Fund, I, L.P., (iii) 539,955 shares of Class A common stock held by F8 StarLight SPV, L.P., (iv) 157,908 shares of Class A common stock held by F8 StarLight SPV II, L.P., (v) 147,094 shares of Class A common stock held by Anduin I, L.P. and (vi) 244,777 shares of Class A common stock held by CL SPV, L.P. We refer to the entities listed above as the Formation8 Entities. Formation8 GP, LLC has sole voting and dispositive power with regard to the shares held by the Foramtion8 Entities. The managing members of Formation8 GP, LLC are James Kim, Brian Koo and Joe Lonsdale. The managing members of Formation8 GP, LLC disclaim beneficial ownership of the shares held by the Formation8 Entities except to the extent of their pecuniary interests therein. The address for the Formation8 Entities is 501 2nd Street, Suite 300, San Francisco, California 94107.

(14)

Consists of (i) 56,580 shares of Class A common stock and 9,752 shares of Class B common stock held by GGV Capital IV Entrepreneurs Fund L.P., (iii) 2,668,467 shares of Class A common stock and 459,908 shares of Class B common stock held by GGV Capital IV L.P. and (ii) 655,529 shares of Class A common stock held by GGV Capital Select L.P. GGV Capital IV L.L.C. is the general partner of GGV Capital IV Entrepreneurs Fund L.P. and GGV Capital IV L.P. The general partner of GGV Capital Select L.P. is GGV Capital Select L.L.C. Mr. Tung, a member of our board of directors, is a Managing Director of GGV Capital IV L.L.C. and GGV Capital Select L.L.C. and therefore, may be deemed to share voting and investment power with regard to the securities held directly such entities. Mr. Tung disclaims beneficial ownership of such shares except to the extent of his pecuniary interest in such shares. The address for Mr. Tung is c/o GGV Capital, 3000 Sand Hill Road, Building 4, Suite 230, Menlo Park, California 94025.

(15)

Represents 2,683,488 shares of Class A common stock held by Republic Technologies Pte. Ltd. The address for Republic Technologies Pte. Ltd. is 60B Orchard Road, #06-18 Tower 2, TheAtrium@Orchard, Singapore 233891.

(16)

Consists of (i) 76,052 shares of Class B common stock held by Mr. Zhang, (ii) 2,131,089 shares of Class A common stock issuable upon exercise of options exercisable within 60 days of August 27, 2020, (ii) 394,129 shares of Class B common stock issuable upon vesting and settlement of restricted stock units exercisable within 60 days of August 27, 2020 and (iii) 82,103 shares of Class B common stock held by Sheng Zhang, trustee of the ZLZ Trust. Mr. Zhang also holds 35,534 restricted stock units which are subject to vesting conditions not expected to occur within 60 days of August 27, 2020.

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

DESCRIPTION OF CAPITAL STOCK

This section contains a description of our capital stock and the material provisions of our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect upon the completion of this offering and is qualified by reference to the forms of our amended and restated certificate of incorporation and our amended and restated bylaws filed as exhibits to the registration statement relating to this prospectus, and by the applicable provisions of Delaware law.

General

Upon the completion of this offering, our amended and restated certificate of incorporation will authorize                  shares of undesignated preferred stock, the rights, preferences and privileges of which may be designated from time to time by our board of directors.

Upon the completion of this offering, our authorized capital stock will consist of                  shares, all with a par value of $0.0001 per share, of which:

•	shares are designated as Class A common stock;

•	shares are designated as Class B common stock; and

•	shares are designated as preferred stock.

As of September 30, 2020, and after giving effect to the automatic conversion of all of our outstanding redeemable convertible preferred stock into Class A common stock in connection with this offering and the reclassification of all outstanding shares of our common stock into an equivalent number of shares of our Class B common stock, as if such reclassification had occurred immediately prior to the completion of this offering, there were outstanding:

•	shares of our Class A common stock held of record by stockholders;

•	shares are designated as Class B common stock held of record by stockholders;

•	shares of our Class B common stock issuable upon exercise of outstanding stock options;

•	shares of our Class B common stock subject to outstanding RSUs;

•	a warrant to purchase shares of our Class A common stock; and

•	a warrant to purchase shares of our Class B common stock.

Common Stock

We have two classes of authorized common stock: Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting, conversion and transfer rights.

Dividend Rights

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and only then at the times and in the amounts that our board of directors may determine. Under Delaware law, we can only pay dividends either out of “surplus” or out of the current or the immediately preceding year’s

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net profits. Surplus is defined as the excess, if any, at any given time, of the total assets of a corporation over its total liabilities and statutory capital. The value of a corporation’s assets can be measured in a number of ways and may not necessarily equal their book value. See “Dividend Policy” for more information.

Voting Rights

The holders of our Class B common stock are entitled to 20 votes per share, and holders of our Class A common stock are entitled to one vote per share. The holders of our Class A common stock and Class B common stock vote together as a single class, unless otherwise required by law. Delaware law or our amended and restated certificate of incorporation could require either holders of our Class A common stock or our Class B common stock to vote separately as a single class in the following circumstances:

•

if we were to seek to amend our amended and restated certificate of incorporation to increase the authorized number of shares of a class of stock, or to increase or decrease the par value of a class of stock, then that class would be required to vote separately to approve the proposed amendment; and

•

if we were to seek to amend our amended and restated certificate of incorporation in a manner that alters or changes the powers, preferences or special rights of a class of stock in a manner that affected its holders adversely, then that class would be required to vote separately to approve the proposed amendment.

The holders of common stock will not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting power of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Except for the election of directors, if a quorum is present, an action on a matter is approved if it receives the affirmative vote of the holders of a majority of the voting power of the shares of capital stock present in person or represented by proxy at the meeting and entitled to vote on the matter, unless otherwise required by applicable law, the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws. The election of directors will be determined by a plurality of the votes cast in respect of the shares present in person or represented by proxy at the meeting and entitled to vote, meaning that the nominees with the greatest number of votes cast, even if less than a majority, will be elected. The rights, preferences and privileges of holders of common stock are subject to, and may be impacted by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

No Preemptive or Similar Rights

Except for the conversion provisions with respect to our Class B common stock described below, holders of our common stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock.

Right to Receive Liquidation Distributions

Upon our dissolution, liquidation or winding-up, the assets legally available for distribution to our stockholders are distributable ratably among the holders of our common stock, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Conversion of our Class B Common Stock

Each share of our Class B common stock is convertible at any time at the option of the holder into one share of our Class A common stock. Each share of our Class B common stock will convert

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automatically into one share of our Class A common stock upon any transfer, whether or not for value, except certain transfers to entities, including certain charities and foundations, to the extent the transferor retains sole dispositive power and exclusive voting control with respect to the shares of Class B common stock, and certain other transfers described in our amended and restated certificate of incorporation. Upon the death or permanent incapacity of each holder of Class B common stock who is a natural person, the Class B common stock held by that person or his or her permitted estate planning entities will convert automatically into Class A common stock. However, shares of Class B common stock held by Mr. Szulczewski or his permitted estate planning entities or other permitted transferees will not convert automatically into Class A common stock until a time that is between 90 and 270 days after his death or permanent incapacity, as determined by the board of directors.

In addition, all shares of Class B common stock will automatically convert into shares of Class A common stock on the earlier of (i) the 10-year anniversary of the closing date of this offering, (ii) the date on which the number of outstanding shares of Class B common stock represents less than 5% of the aggregate combined number of outstanding shares of Class A common stock and Class B common stock, (iii) the date specified by a vote of the holders of a majority of the then outstanding shares of Class B common stock and (iv) a date that is between 90 and 270 days, as determined by the board of directors, after the death or permanent incapacity of Mr. Szulczewski.

Once transferred and converted into Class A common stock, the Class B common stock will not be reissued.

Preferred Stock

Upon the completion of this offering, no shares of preferred stock will be outstanding, but we will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions. Our board of directors also can increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the market price of our common stock and the voting and other rights of the holders of common stock. We have no current plan to issue any shares of preferred stock.

Options

As of September 30, 2020, we had options to purchase                  shares of our Class B common stock outstanding under our 2010 Stock Plan with a weighted-average price per share of $                .

RSUs

As of September 30, 2020, we had                  shares of Class B common stock subject to RSUs outstanding pursuant to our 2010 Stock Plan. Subsequent to September 30, 2020, we awarded RSUs under our 2010 Stock Plan.

Warrants

As of September 30, 2020, we had outstanding an immediately exercisable warrant to purchase                  shares of our Series B redeemable convertible preferred stock at an exercise price of

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$0.0001 per share, (the “Series B Warrant”). The Series B Warrant is only exercisable one day prior to the earliest to occur of (a) the consummation of our first public offering (including this offering) pursuant to an effective registration statement under the Securities Act, or (b) the consummation of a Liquidation Event as defined in our currently existing restated certificate of incorporation. The warrant is subject to a cashless exercise mechanism

Additionally, as of September 30, 2020, we had an outstanding immediately exercisable warrant to purchase                  shares of our Class B common stock at an exercise price of $                 per share. The warrant is subject to a cashless exercise mechanism.

Registration Rights

Following the completion of this offering, holders of an aggregate of                  shares of our common stock will have registration rights. These shares are referred to as registrable securities. The holders of these registrable securities possess registration rights pursuant to the terms of our amended and restated investors’ rights agreement dated March 18, 2019, as amended (the “investors’ rights agreement”), which terms are described in additional detail below.

Demand Registration Rights

Under our investors’ rights agreement, at any time commencing on the earlier of (i) June 9, 2021 and (ii) the date that is 180 days following the effective date of our first registration statement, upon the written request of the holders of not less than 50% of the registrable securities then outstanding that we file a registration statement under the Securities Act with an anticipated aggregate price to the public of at least $15 million, we will be obligated to use our commercially reasonable efforts to register the sale of all registrable securities that holders may request in writing to be registered within 20 days of the mailing of a notice by us to all holders of such registration. We are required to effect no more than two registration statements that are declared or ordered effective, subject to certain exceptions. We may postpone the filing of a registration statement for up to 90 days no more than once in any 12-month period if in the good faith judgment of our board of directors such registration would be seriously detrimental to us, and we do not file another registration statement on our account or that of any other stockholder during such 90 day period.

Piggyback Registration Rights

If we register any of our securities for public sale, we will be obligated to use all commercially reasonable efforts to register all registrable securities that the holders of such securities request in writing be registered within 20 days of mailing of notice by us to all holders of the proposed registration. However, this right does not apply to a registration relating solely to employee benefit plans, a registration relating to the offer and sale of debt securities or a registration relating to a corporate reorganization or other transaction under Rule 145 of the Securities Act. The managing underwriter of any underwritten offering will have the right to limit, due to marketing reasons, the number of shares registered by these holders to 30% of the total shares covered by the registration statement, except for in this offering, in which these holders may be excluded entirely if the underwriters determine that the sale of their shares may jeopardize the success of the offering.

Form S-3 Registration Rights

At any time commencing on the date that is 180 days following the effective date of our first registration statement, the holders of the registrable securities can request that we register all or a portion of their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 and the aggregate price to the public of the shares offered is at least $5,000,000. We are required to file no

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more than one registration statement on Form S-3 per 12-month period upon exercise of these rights, subject to certain exceptions. We may postpone the filing of a registration statement for up to 90 days once in any 12-month period if in the good faith judgment of our board of directors such registration would be seriously detrimental to us, and we do not register any other securities for our account or the account of any other stockholder during such 90-day period.

Additionally, we are required, once we become eligible to register securities on Form S-3, to use commercially reasonable efforts to qualify the registrable securities for registration on a delayed or continues basis on Form S-3 pursuant to Rule 415 under the Securities Act. Holders of registrable securities may, no more than twice in a 12-month period, elect to sell registrable securities pursuant to such registration on a delayed or continuous basis, including up to once in a 12-month period through an underwritten offering.

Registration Expenses

We will pay all expenses (other than underwriting discounts, selling commissions and stock transfer taxes) of the holders incurred in connection with each of the registrations described above, subject to certain limitations. However, we will not pay for any expenses of any demand or Form S-3 registration if the request is subsequently withdrawn at the request of the holders of a majority of the registrable securities to be registered, subject to limited exceptions.

Termination of Registration Rights

The registration rights described above will survive this offering and will terminate upon a liquidation event or as to any stockholder at such time as all of such stockholder’s securities (together with any affiliate of the stockholder with whom such stockholder must aggregate its sales) could be sold pursuant to Rule 144 of the Securities Act, but in any event no later than the third-year anniversary of this offering.

Anti-Takeover Provisions

Section 203 of the Delaware General Corporation Law

Upon the completion of this offering, we will be governed by the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. This section prevents some Delaware corporations from engaging, under some circumstances, in a business combination, which includes a merger or sale of at least 10% of the corporation’s assets with any interested stockholder, meaning a stockholder who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of the corporation’s outstanding voting stock, unless:

•	the transaction is approved by the board of directors prior to the time that the interested stockholder became an interested stockholder; or

•

subsequent to such time that the stockholder became an interested stockholder the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or amended and restated bylaws resulting from a stockholders’ amendment approved by a majority of the outstanding voting shares. We have not opted out of these provisions. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.

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Certificate of Incorporation and Bylaw Provisions

Upon the completion of this offering, our amended and restated certificate of incorporation and our amended and restated bylaws will include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control of our management team, including the following:

•

Dual Class Stock. As described above in “—Common Stock—Voting Rights,” our amended and restated certificate of incorporation will provide for a dual class common stock structure pursuant to which holders of our Class B common stock will have the ability to control the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the shares of our outstanding Class A and Class B common stock, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets. Current investors, executives, and employees will have the ability to exercise significant influence over those matters.

•

Separate Class B Vote for Certain Transactions. Any transaction that would result in a change in control of our company will require the approval of a majority of our outstanding Class B common stock voting as a separate class. This provision could delay or prevent the approval of a change in control that might otherwise be approved by a majority of outstanding shares of our Class A and Class B common stock voting together on a combined basis.

•

Supermajority Approvals. Our amended and restated certificate of incorporation and amended and restated bylaws do provide that certain amendments to our amended and restated certificate of incorporation or amended and restated bylaws by stockholders will require the approval of two-thirds of the combined vote of our then-outstanding shares of Class A and Class B common stock. This will have the effect of making it more difficult to amend our amended and restated certificate of incorporation or amended and restated bylaws to remove or modify certain provisions.

•

Board of Directors Vacancies. Our amended and restated certificate of incorporation and amended and restated bylaws authorize only our board of directors to fill vacant directorships. In addition, the number of directors constituting our board of directors is set only by resolution adopted by a majority vote of our entire board of directors. These provisions restricting the filling of vacancies will prevent a stockholder from increasing the size of our board of directors and gaining control of our board of directors by filling the resulting vacancies with its own nominees.

•

Classified Board. Our board of directors will not initially be classified. When the outstanding shares of our Class B common stock represent less than a majority of the combined voting power of our common stock, our board of directors will be classified into three classes of directors with staggered three-year terms and directors will only be able to be removed from office for cause. The existence of a classified board could delay a successful tender offeror from obtaining majority control of our board of directors, and the prospect of that delay might deter a potential offeror.

•

Stockholder Action; Special Meeting of Stockholders. Our restated certificate of incorporation provides that stockholders will be able to take action by written consent. When the outstanding shares of our Class B common stock represent less than a majority of the combined voting power of our common stock, our stockholders will no longer be able to take action by written consent, and will only be able to take action at annual or special meetings of our stockholders. Stockholders will not be permitted to cumulate their votes for the election of directors. Our restated bylaws further provide that special meetings of our stockholders may be called by a majority of our board of directors, the chairperson of our board of directors, our chief executive officer or our president and a majority of the outstanding common stock. When the outstanding

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shares of our Class B common stock represent less than a majority of the combined voting power of our common stock, our stockholders will not be able to call a special meeting.

•

Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our amended and restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at any meeting of stockholders. Our amended and restated bylaws will also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our meetings of stockholders.

•

Issuance of Undesignated Preferred Stock. Our board of directors will have the authority, without further action by the holders of common stock, to issue up to                  shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by the board of directors. The existence of authorized but unissued shares of preferred stock will enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

Choice of Forum

Upon the completion of this offering, our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty, any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws or any action asserting a claim against us that is governed by the internal affairs doctrine. Our certificate of incorporation will also provide that the U.S. federal district courts will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Some companies that adopted a similar federal district court forum selection provision were subject to a suit in the Chancery Court of Delaware by stockholders who asserted that the provision is not enforceable. While the Delaware Supreme Court held that such federal district court forum selection provision was in fact valid, there can be no assurance that federal courts or other state courts will follow the holding of the Delaware Supreme Court or determine that the our federal district court forum selection provision should be enforced in a particular case.

These choice of forum provisions do not apply to actions brought to enforce a duty or liability created by the Exchange Act. We intend for the choice of forum provision regarding claims arising under the Securities Act to apply despite the fact that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all actions brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. There is uncertainty as to whether a court would enforce such provision with respect to claims under the Securities Act, and our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our Class A common stock will be                 . The transfer agent’s address is                 , and its telephone number is                 .

Listing

We intend to apply to have our Class A common stock listed on                  under the symbol “                ”.

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SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has not been a public market for shares of our Class A common stock. Future sales of substantial amounts of shares of our Class A common stock, including shares issued upon the settlement of RSUs and exercise of outstanding options, in the public market following this offering or the possibility of these sales occurring, could cause the prevailing market price for our Class A common stock to fall or impair our ability to raise equity capital in the future.

Following this offering, we will have                  outstanding shares of our Class A common stock and                  shares of our Class B common stock, based on the number of shares outstanding as of September 30, 2020. Of these outstanding shares, all of the                  shares of Class A common stock sold in this offering will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, can only be sold in compliance with Rule 144. Shares of our Class B common stock are convertible into an equivalent number of shares of our Class A common stock and generally convert into shares of our Class A common stock upon transfer. In addition, we expect to issue                  shares of our Class B common stock upon the settlement of RSUs on March 14, 2020.

The remaining shares of common stock that are not sold in this offering will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which are summarized below.

In addition, substantially all of our security holders have entered into market standoff agreements with us or lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions, not to sell any of our capital stock until at least 181 days after the date of this prospectus, as described below. As a result of these agreements and the provisions of our investors’ rights agreement described above under “Description of Capital Stock—Registration Rights”, subject to the provisions of Rule 144 or Rule 701, shares will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, the shares of Class A common stock sold in this offering will be immediately available for sale in the public market;

•

beginning 181 days after the date of this prospectus, up to an aggregate of                  additional shares will become eligible for sale in the public market, of which                  shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below; and

•	the remainder of the shares will be eligible for sale in the public market from time to time thereafter, subject in some cases to the volume and other restrictions of Rule 144, as described below.

Of the                  shares of our Class B common stock that were subject to stock options outstanding as of September 30, 2020, options to purchase                  shares of Class B common stock were vested as of September 30, 2020 and the Class B common stock underlying such options will be eligible for sale approximately six months after the date of this prospectus. We expect an additional                  shares of Class B common stock to be delivered upon the settlement of RSUs between the date that is approximately six months after the date of this prospectus and                , 2020, which shares would be eligible for sale in the public market immediately following settlement.

Lock-Up Agreements

Our officers, directors and holders of substantially all of our outstanding securities have agreed with the underwriters not to, among other things, dispose of any of our common stock or securities

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convertible into or exchangeable for shares of our common stock during the 180-day period following the date of this prospectus, except with the prior written consent of Goldman Sachs & Co. LLC, subject to certain exceptions. In addition, substantially all other holders of our common stock, RSUs, options and warrants have previously entered into market stand-off agreements with us not to sell or otherwise transfer any of their common stock or securities convertible into or exchangeable for shares of common stock for a period that extends until 181 days after the date of this prospectus.

Rule 144

In general, under Rule 144 as currently in effect, a person who has beneficially owned shares of our restricted common stock for at least six months would be entitled to sell their securities provided that such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale, and we are subject to the periodic reporting requirements of the Exchange Act, for at least 90 days before the sale. In addition, under Rule 144, any person who is not an affiliate of ours and has held their shares for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares immediately upon the completion of this offering without regard to whether current public information about us is available. Persons who have beneficially owned shares of our restricted common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•

1% of the number of common shares then outstanding, which will equal approximately                  shares immediately after this offering assuming no exercise of the underwriters’ option to purchase additional shares, based on the number of common shares outstanding as of September 30, 2020; or

•	the average weekly trading volume of our common shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days, before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Rule 701

Any of our service providers who purchased shares under a written compensatory plan or contract prior to this offering may be entitled to rely on the resale provisions of Rule 701. Rule 701, as currently in effect, permits resales of shares, including by affiliates, in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirement, of Rule 144. Rule 701 further provides that non-affiliates may sell such shares in reliance on Rule 144 without having to comply with the public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling such shares if such resale is done under Rule 701. All Rule 701 shares are, however, subject to lock-up agreements and will only become eligible for sale upon the expiration of these lock-up agreements.

Registration Rights

Upon completion of this offering, the holders of                  shares of our common will be entitled to rights with respect to the registration of the sale of common stock under the Securities Act. See “Description of Capital Stock—Registration Rights”. All such shares are covered by lock-up agreements. Following the expiration of the lock-up period, registration of these shares under the

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Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by our affiliates.

Form S-8 Registration Statements

We intend to file a registration statement on Form S-8 under the Securities Act covering all of the shares of common stock subject to options outstanding and RSUs, as well as reserved for future issuance, under our stock plans. We expect to file this registration statement as soon as practicable after this offering. However, none of the shares registered on Form S-8 will be eligible for resale until the expiration of the lock-up agreements to which they are subject.

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MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

FOR NON-U.S. HOLDERS OF OUR CLASS A COMMON STOCK

The following is a general discussion of the material U.S. federal income tax considerations applicable to non-U.S. holders (as defined below) with respect to their ownership and disposition of shares of our Class A common stock issued pursuant to this offering. For purposes of this discussion, a non-U.S. holder means a beneficial owner of our Class A common stock (other than an entity or arrangement that is treated as a partnership or pass-through entity for U.S. federal income tax purposes) that is not, for U.S. federal income tax purposes, any of the following:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more “U.S. persons,” as defined under the Code, have the authority to control all substantial decisions of the trust or (ii) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes under applicable U.S. Treasury Regulation.

This discussion is based on current provisions of the Code, existing, temporary and proposed Treasury Regulations promulgated thereunder, judicial opinions, published positions of the Internal Revenue Service (the “IRS”) and other applicable authorities, each as in effect as of the date of this prospectus, and all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any such change or different interpretation could alter the tax considerations to non-U.S. holders described in this prospectus. In addition, there can be no assurance that the IRS will not challenge one or more of the tax considerations described in this prospectus. This discussion assumes that a non-U.S. holder holds shares of our Class A common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment) for U.S. federal income tax purposes. This discussion does not address all aspects of U.S. federal income taxation that may be important to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances, nor does it address any aspects of the Medicare contribution tax on net investment income, any U.S. non-income taxes, such as estate or gift taxes, any U.S. alternative minimum taxes or any state, local or non-U.S. taxes. This discussion may not apply, in whole or in part, to particular non-U.S. holders in light of their individual circumstances or to holders subject to special treatment under the U.S. federal income tax laws (such as insurance companies, tax-exempt organizations, government organizations, financial institutions, brokers or dealers in securities, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, tax-qualified retirement plans and “qualified foreign pension funds” as defined in Section 897(1)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds, non-U.S. holders that hold our Class A common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment and certain U.S. expatriates). If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our Class A common stock, the tax treatment of a partner therein will generally depend on the status of the partner and the activities of the partnership. Partners of a partnership holding our Class A common stock should consult their tax advisor as to the particular U.S. federal income tax consequences applicable to them

INVESTORS CONSIDERING THE PURCHASE OF OUR CLASS A COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S.

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FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF U.S. FEDERAL NON-INCOME, STATE, LOCAL, OR NON-U.S. TAX LAWS AND TAX TREATIES.

Dividends

We have no present intention to make distributions on our Class A common stock. If we do pay dividends on shares of our Class A common stock, however, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that is applied against and reduces, but not below zero, a non-U.S. holder’s adjusted tax basis in shares of our Class A common stock. Any amount distributed in excess of basis will be treated as capital gain and will be subject to the treatment described below under “—Gain on Sale or Other Disposition of Class A Common Stock.” Any distributions will also be subject to the discussion below under “—Backup Withholding and Information Reporting” and “—Foreign Account Tax Compliance Act.”

Any dividend paid to a non-U.S. holder on our Class A common stock that is not effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States will generally be subject to U.S. withholding tax at a 30% rate. The withholding tax might apply at a reduced rate, however, under the terms of an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence. You should consult your own tax advisors regarding your entitlement to benefits under a relevant income tax treaty. Generally, in order for us or our paying agent to withhold tax at a lower treaty rate, a non-U.S. holder must certify its entitlement to treaty benefits. A non-U.S. holder generally can meet this certification requirement by providing an appropriate and properly completed IRS Form W-8BEN, W-8BEN-E or other appropriate form (or any successor or substitute form thereof) to us or our paying agent. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the holder’s agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, you may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS in a timely manner.

Dividends received by a non-U.S. holder that are effectively connected with a U.S. trade or business conducted by the non-U.S. holder, and if required by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence, are attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States, are generally not subject to U.S. withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements. To obtain this exemption, a non-U.S. holder must provide us or our paying agent with an IRS Form W-8ECI (or any successor form) properly certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same rates applicable to U.S. persons, net of certain deductions and credits. In addition, dividends received by a corporate non-U.S. holder that are effectively connected with a U.S. trade or business of the corporate non-U.S. holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

Gain on Sale or Other Disposition of Class A Common Stock

Subject to the discussion below under “—Backup Withholding and Information Reporting” and “—Foreign Account Tax Compliance Act,” non-U.S. holders will generally not be subject to U.S. federal

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income tax on any gains realized on the sale, exchange or other disposition of our Class A common stock unless:

•

the gain (i) is effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business and (ii) if required by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence, is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States (in which case the special rules described below apply);

•

the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale, exchange or other disposition of our Class A common stock, and certain other requirements are met (in which case the gain would be subject to a flat 30% tax, or such reduced rate as may be specified by an applicable income tax treaty, which may be offset by U.S. source capital losses of such non-U.S. holder, if any, provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses, even though the individual is not considered a resident of the United States); or

•	the rules of the Foreign Investment in Real Property Tax Act (“FIRPTA”) treat the gain as effectively connected with a U.S. trade or business.

The FIRPTA rules may apply to a sale, exchange or other disposition of our Class A common stock if we are, or were within the shorter of the five-year period preceding the disposition and the non-U.S. holder’s holding period, a “U.S. real property holding corporation” (“USRPHC”). In general, we would be a USRPHC if interests in U.S. real estate comprised at least half of the value of our business assets. We do not believe that we are a USRPHC and we do not anticipate becoming one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a non-U.S. holder will not be subject to U.S. federal income tax if our Class A common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such non-U.S. holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the non-U.S. holder’s holding period.

If any gain from the sale, exchange or other disposition of our Class A common stock, (i) is effectively connected with a U.S. trade or business conducted by a non-U.S. holder and (ii) if required by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence, is attributable to a permanent establishment or fixed base maintained by such non-U.S. holder in the United States, then the gain generally will be subject to U.S. federal income tax at the same rates applicable to U.S. persons, net of certain deductions and credits. If the non-U.S. holder is a corporation, under certain circumstances, that portion of its earnings and profits that is effectively connected with its U.S. trade or business, subject to certain adjustments, generally would be subject also to a “branch profits tax” at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

Backup Withholding and Information Reporting

We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to, and the tax withheld with respect to, each non-U.S. holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of this information reporting may also be made available under the provisions of a specific tax treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

A non-U.S. holder will generally be subject to backup withholding for dividends on our Class A common stock paid to such holder unless such holder certifies under penalties of perjury that, among

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other things, it is a non-U.S. holder (and the payer does not have actual knowledge or reason to know that such holder is a U.S. person) or otherwise establishes an exemption. Generally, a non-U.S. holder will comply with such procedures if it provides a properly executed IRS Form W-8BEN, W-8BEN-E, or W-8ECI (or successor form) or otherwise meets documentary evidence requirements for establishing that it is a non-U.S. holder. Dividends paid to non-U.S. holders subject to withholding of U.S. federal income tax, as described above under the heading “—Dividends,” will generally be exempt from U.S. backup withholding.

Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale or other disposition of our Class A common stock by a non-U.S. holder outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. However, if a non-U.S. holder sells or otherwise disposes of its shares of Class A common stock through a U.S. broker or the U.S. offices of a foreign broker, the broker will generally be required to report the amount of proceeds paid to the non-U.S. holder to the IRS and impose backup withholding on that amount unless such non-U.S. holder provides appropriate certification to the broker of its status as a non-U.S. holder (and the payer does not have actual knowledge or reason to know that such holder is a U.S. person) or otherwise establishes an exemption.

Backup withholding is not an additional income tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder generally may be credited against the non-U.S. holder’s U.S. federal income tax liability, if any, or refunded, provided that the required information is furnished to the IRS in a timely manner. Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.

Foreign Account Tax Compliance Act

Under the Foreign Account Tax Compliance Act (“FATCA”), withholding tax of 30% applies to certain payments to foreign financial institutions, investment funds and certain other non-U.S. persons that fail to comply with certain information reporting and certification requirements pertaining to their direct and indirect U.S. securityholders and/or U.S. accountholders and do not otherwise qualify for an exemption. Under applicable Treasury Regulations and IRS guidance, this withholding currently applies to payments of dividends, if any, on, and, subject to the proposed Treasury Regulations discussed below, gross proceeds from the sale or other disposition of, our Class A common stock. An intergovernmental agreement between the United States and a foreign country may modify the requirements described in this paragraph.

While, beginning on January 1, 2019, withholding under FATCA would have applied to payments of gross proceeds from the sale or other disposition of our Class A common stock, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in our Class A common stock.

PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE POTENTIAL APPLICATION OF WITHHOLDING UNDER FATCA TO THEIR INVESTMENT IN OUR CLASS A COMMON STOCK. THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION PURPOSES ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, GIFT, ESTATE, STATE, LOCAL, AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF OUR CLASS A COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

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UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the shares of our Class A common stock being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC, and BofA Securities, Inc. are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
BofA Securities, Inc

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional                  shares of our Class A common stock from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an                  additional shares from us.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $                 per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We and our officers, directors, and holders of substantially all of our common stock and securities convertible into or exchangeable for our common stock have agreed or will agree with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our or their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, subject to certain exceptions, except with the prior written consent of Goldman Sachs & Co. LLC. This agreement does not apply to any existing employee benefit plans. See the section titled “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the shares of our Class A common stock. The initial public offering price has been negotiated between the company and the

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representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the company’s historical performance, estimates of the business potential and earnings prospects of the company, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We intend to apply to list our Class A common stock on                  under the symbol “                .”

In connection with the offering, the underwriters may purchase and sell shares of our Class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of Class A common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our Class A common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our Class A common stock. As a result, the price of our Class A common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on                 , in the over-the-counter market or otherwise.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $                . We have agreed to reimburse the underwriters for certain of their expenses in an amount up to $                .

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making,

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brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

European Economic Area and United Kingdom

In relation to each Member State of the European Economic Area and the United Kingdom (each a “Relevant State”), no common shares (the “Shares”) have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the Shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation), except that offers of Shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of Shares shall require the company or any representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any Shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase or subscribe for any Shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

Each Underwriter has represented and agreed that:

(a)

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (as amended, the “FSMA”)) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the company; and

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(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to

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Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Solely for the purposes of its obligations pursuant to Section 309B of the SFA, we have determined, and hereby notify all relevant persons (as defined in the CMP Regulations 2018), that the shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended) (the “FIEA”). The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This offering document does not constitute a prospectus, product disclosure statement or

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other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This offering document contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this offering document is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Dubai International Financial Centre

This offering document relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This offering document is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth in this prospectus and has no responsibility for the offering document. The securities to which this offering document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this offering document you should consult an authorized financial advisor.

Switzerland

We have not and will not register with the Swiss Financial Market Supervisory Authority (“FINMA”) as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of 23 June 2006, as amended (“CISA”), and accordingly the securities being offered pursuant to this prospectus have not and will not be approved, and may not be licenseable, with FINMA. Therefore, the securities have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and the securities offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. The securities may solely be offered to “qualified investors,” as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended (“CISO”), such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO or supervision by FINMA. This prospectus and any other materials relating to the securities are strictly personal and confidential to each offeree and do not constitute an offer to any other person. This prospectus may only be used by those qualified investors to whom it has been handed out in connection with the offer described in this

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prospectus and may neither directly or indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in Switzerland or from Switzerland. This prospectus does not constitute an issue prospectus as that term is understood pursuant to Article 652a and/or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the securities on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

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LEGAL MATTERS

The validity of the shares of Class A common stock offered by this prospectus will be passed upon for us by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, San Francisco, California. The underwriters have been represented by Cooley LLP, San Francisco, California.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements at December 31, 2018 and 2019, and for each of the three years in the period ended December 31, 2019, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and the Class A common stock offered hereby, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and in each instance we refer you to the copy of such contract or other document filed as an exhibit to the registration statement.

Upon the completion of this offering, we will be subject to the information reporting requirements of the Exchange Act and we will file reports, proxy statements and other information with the SEC. You can read these reports, proxy statements and other information at the SEC’s website at www.sec.gov. We also maintain a website at www.wish.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus or in deciding whether to invest in our Class A common stock.

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

CONTEXTLOGIC INC.

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of ContextLogic Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ContextLogic Inc. (the Company) as of December 31, 2018 and 2019, the related consolidated statements of operations and comprehensive loss, redeemable convertible preferred stock and stockholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Adoptions of New Accounting Standards

As discussed in Note 2 to the consolidated financial statements, the Company changed its methods of accounting for revenue in 2018 and for leases in 2019 as a result of the adoption of Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606) and ASU No. 2016-02, Leases (Topic 842), and related amendments, respectively. Our opinion is not modified with respect to this matter.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2015.

San Francisco, California

August 28, 2020

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

CONTEXTLOGIC INC.

CONSOLIDATED BALANCE SHEETS

(in millions, except share and per share data)

	As of December 31,		Pro Forma December 31,
	2018	2019	2019
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$712	$744
Marketable securities	262	300
Funds receivable	93	95
Prepaid expenses and other current assets	37	95

Total current assets	$1,104	$1,234
Property and equipment, net	33	34
Right-of-use assets	–	41
Marketable securities	40	34
Restricted cash	10	10
Other assets	6	13

Total assets	$1,193	$1,366

Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities:
Accounts payable	$131	$171
Merchants payable	653	620
Refunds liability	61	97
Accrued liabilities	125	212

Total current liabilities	$970	$1,100
Redeemable convertible preferred stock warrant liability	124	127
Lease liabilities, non-current	–	42
Deferred rent	10	–

Total liabilities	$1,104	$1,269

Commitments and contingencies (Note 6)
Redeemable convertible preferred stock, $0.0001 par value: 43,352,566 and 44,346,293 shares authorized as of December 31, 2018 and 2019, respectively; 41,295,644 and 42,169,192 shares issued and outstanding as of December 31, 2018 and 2019, respectively; aggregate liquidation preference of $1,380 and $1,619 as of December 31, 2018 and 2019, respectively; shares authorized, issued and outstanding as of December 31, 2019, pro forma (unaudited)	1,376	1,536
Stockholders’ deficit:
Common stock, $0.0001 par value: 70,000,000 and 73,000,000 shares authorized as of December 31, 2018 and 2019; 10,445,075 and 10,369,485 shares issued and outstanding as of December 31, 2018 and 2019; shares issued and outstanding as of December 31, 2019, pro forma (unaudited)	–	–
Accumulated deficit	(1,287)	(1,439)

Total stockholders’ deficit	$(1,287)	$(1,439)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$1,193	$1,366

The accompanying notes are an integral part of these consolidated financial statements

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

CONTEXTLOGIC INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(in millions, except share and per share data)

	Year Ended December 31,
	2017	2018 (As Adjusted)	2019
Revenue	$1,101	$1,728		$1,901
Cost of revenue	205	278		443

Gross profit	896	1,450		1,458
Operating expenses:
Sales and marketing	989	1,576		1,463
Product development	28	45		74
General and administrative	26	52		65

Total operating expenses	1,043	1,673		1,602

Loss from operations	(147)	(223)		(144)
Other income (expense), net:
Interest and other income (expense), net	10	15		19
Remeasurement of redeemable convertible preferred stock warrant liability	(70)	–		(3)

Loss before provision for income taxes	(207)	(208)		(128)
Provision for income taxes	–	–		1

Net loss and comprehensive loss	(207)	(208)		(129)
Deemed dividend to redeemable convertible preferred stockholders	(40)	–		(7)

Net loss attributable to common stockholders	$(247)	$(208)		$(136)

Net loss per share attributable to common stockholders, basic and diluted	$(24.60)	$(20.20)		$(13.07)

Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	10,038,841	10,296,604		10,404,562

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)			$

Weighted-average shares used in computing pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)

The accompanying notes are an integral part of these consolidated financial statements

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

CONTEXTLOGIC INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(In millions, except share and per share amounts)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balances as of January 1, 2017	39,926,498	$1,107	9,947,001	$–	$38	$(868)	$(830)
Issuance of Series G redeemable convertible preferred stock for cash, at $134.53 per share, net of issuance costs	1,687,319	226	–	–	–	–	–
Repurchase of Series C redeemable convertible preferred stock	(857,601)	(5)	–	–	(39)	(1)	(40)
Reclassification of Series F redeemable convertible preferred stock warrant liability upon exercise	–	13	–	–	–	–	–
Exercise of Series F redeemable convertible preferred stock warrant	539,428	35	–	–	–	–	–
Issuance of common stock upon exercise of options for cash	–	–	147,538	–	–	–	–
Repurchase of common stock	–	–	(8,766)	–	(3)	–	(3)
Stock-based compensation	–	–	–	–	6	–	6
Loans to employees secured by shares and options	–	–	–	–	(2)	–	(2)
Net loss and comprehensive loss	–	–	–	–	–	(207)	(207)

Balances as of December 31, 2017	41,295,644	$1,376	10,085,773	$–	$–	$(1,076)	$(1,076)
Issuance of common stock upon exercise of options for cash	–	–	422,748	–	1	–	1
Repurchase of common stock.	–	–	(63,446)	–	(3)	(3)	(6)
Stock-based compensation	–	–	–	–	2	–	2
Net loss and comprehensive loss.	–	–	–	–	–	(208)	(208)

Balances as of December 31, 2018	41,295,644	$1,376	10,445,075	$–	$–	$(1,287)	$(1,287)
Issuance of Series H redeemable convertible preferred stock for cash, at $169.5729 per share, net of issuance costs	943,548	160	–	–	–	–	–
Issuance of common stock upon exercise of options for cash	–	–	75,563	–	–	–	–
Repurchase of Series A redeemable convertible preferred stock	(70,000)	–	–	–	(3)	(4)	(7)
Issuance of common stock for services	–	–	27,534	–	3	–	3
Repurchase of common stock.	–	–	(178,687)	–	(2)	(19)	(21)
Stock-based compensation	–	–	–	–	2	–	2
Net loss and comprehensive loss	–	–	–	–	–	(129)	(129)

Balances as of December 31, 2019	42,169,192	$1,536	10,369,485	$–	$–	$(1,439)	$(1,439)

The accompanying notes are an integral part of these consolidated financial statements

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

CONTEXTLOGIC INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)

	Year Ended December 31,
	2017	2018	2019
Cash flows from operating activities:
Net loss	$(207)	$(208)	$(129)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	4	8	10
Noncash lease expense	–	–	9
Stock-based compensation expense	8	2	2
Remeasurement of redeemable convertible preferred stock warrant liability	70	–	3
Other	3	(9)	(3)
Changes in operating assets and liabilities:
Funds receivable	(59)	13	(2)
Prepaid expenses and other current assets	(24)	(1)	(58)
Other noncurrent assets	(5)	1	(7)
Accounts payable	85	2	40
Merchants payable	235	15	(33)
Accrued and refund liabilities	37	82	94
Lease liabilities	–	–	(10)
Current and noncurrent liabilities	(1)	1	24

Net cash provided by (used in) operating activities	146	(94)	(60)

Cash flows from investing activities:
Purchases of property and equipment	(12)	(20)	(11)
Purchases of marketable securities	(343)	(366)	(485)
Sales of marketable securities	6	1	53
Maturities of marketable securities	157	360	403
Other	–	9	–

Net cash used in investing activities	(192)	(16)	(40)

Cash flows from financing activities:
Proceeds from issuance of redeemable convertible preferred stock, net of issuance cost	226	–	160
Proceeds from exercise of redeemable convertible preferred stock warrants	35	–	–
Proceeds from issuance of common stock upon exercise of stock options	–	1	–
Payments to repurchase common and redeemable convertible preferred stock	(48)	(6)	(28)
Other	(1)	–	–

Net cash provided by (used in) financing activities	212	(5)	132

Net increase (decrease) in cash, cash equivalents and restricted cash	166	(115)	32
Cash, cash equivalents and restricted cash at beginning of period	671	837	722

Cash, cash equivalents and restricted cash at end of period	$837	$722	$754

Reconciliation of cash, cash equivalents, and restricted cash to the consolidated balance sheets:
Cash and cash equivalents	$827	$712	$744
Restricted cash	10	10	10

Total cash, cash equivalents and restricted cash	$837	$722	$754

Supplemental noncash financing activities:
Reclassification of Series F redeemable convertible preferred stock warrant liability upon exercise	$13	$–	$–
Issuance of common stock for services	–	–	3

The accompanying notes are an integral part of these consolidated financial statements

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

CONTEXTLOGIC INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS

ContextLogic Inc. (“Wish” or the “Company”) is a mobile ecommerce company that provides a shopping experience that is mobile-first and discovery-based, which connects merchants’ products to users based on user preferences. The Company generates revenue from marketplace and logistics services provided to merchants.

The Company was incorporated in the state of Delaware in June 2010 and is headquartered in San Francisco, California, with operations in Canada, China and the Netherlands.

The Company has incurred net losses from operations since inception. For the year ended December 31, 2019, the Company incurred a net loss of $129 million and had an accumulated deficit of $1.4 billion as of December 31, 2019. The Company expects losses from operations to continue for the foreseeable future as it incurs costs and expenses related to brand development, expansion of market share, continued development of the Company’s mobile shopping marketplace infrastructure and development of other businesses. The Company believes that its cash and cash equivalents and current marketable securities balances of $1.0 billion as of December 31, 2019 are sufficient to fund its operations through at least the next 12 months from the issuance of these financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Consolidation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Unaudited Pro Forma Balance Sheet

Immediately prior to the completion of the Company’s planned initial public offering (“IPO”), all of the Company’s outstanding redeemable convertible preferred stock will automatically convert into shares of the Company’s common stock, and all of the Company’s outstanding redeemable convertible preferred stock warrant will be exercised and will also convert into shares of the Company’s common stock. These conversions are reflected into an aggregate of                shares of the Company’s common stock in the Company’s unaudited pro forma balance sheet as of                , which also reflects an increase to additional paid-in capital and accumulated deficit related to the recognition of $                of stock-based compensation expense related to the Company’s restricted stock units (“RSUs”), which are subject to both a service condition, which is typically satisfied over four or five years, and a performance condition, which will be satisfied upon completion of this IPO. These RSUs are excluded from the pro forma disclosures on the consolidated balance sheet because the underlying shares of common stock will be issued subsequent to the completion of this IPO. The shares of common stock issuable and the proceeds expected to be received in connection with an IPO are excluded from such unaudited pro forma financial information.

Deferred Offering Costs

Deferred offering costs consist primarily of accounting, legal and other fees related to the Company’s proposed IPO. Upon consummation of the IPO, the deferred offering costs will be reclassified to stockholders’ deficit and recorded against the proceeds from the offering. In the event the offering is aborted, deferred offering costs will be expensed. There were no offering costs capitalized as of December 31, 2018 and 2019.

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

Use of Estimates

The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. These estimates form the basis for judgments the Company makes about the carrying values of its assets and liabilities that are not readily apparent from other sources. These estimates include, but are not limited to, fair value of financial instruments, useful lives of long-lived assets, fair value of common stock, fair value of redeemable convertible preferred stock and related redeemable convertible preferred stock warrant and equity awards and other equity issuances, incremental borrowing rate applied to lease accounting, contingent liabilities, allowances for refunds and chargebacks and uncertain tax positions. These estimates are based on management’s knowledge about current events and expectations about actions the Company may undertake in the future. Actual results could differ from these estimates.

Segments

The Company manages its operations and allocates resources as a single operating segment. Further, the Company manages, monitors and reports its financials as a single reporting segment. The Company’s chief operating decision-maker (“CODM”) is its Chief Executive Officer who makes operating decisions, assesses financial performance and allocates resources based on consolidated financial information. As such, the Company has determined that it operates in one reportable segment.

Revenue Recognition

Through the fiscal year ended December 31, 2017, in accordance with Accounting Standards Codification (“ASC”) Topic 605, Revenue Recognition (“Topic 605”), the Company recognized revenue when all of the following conditions were satisfied: (1) there was persuasive evidence of an arrangement; (2) delivery has occurred or the service has been rendered; (3) collectability was reasonably assured; and (4) the selling price or fee was fixed or determinable. The Company evaluated whether it was appropriate to recognize revenue on a gross or net basis based upon its evaluation of whether it was the primary obligor in a transaction, had inventory risk and had latitude in establishing pricing and selecting suppliers, among other factors.

On January 1, 2018, the Company adopted Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (“Topic 606”), which supersedes the revenue recognition requirements in Topic 605, using the modified retrospective transition method. Revenue for the years ended December 31, 2018 and 2019 was presented under Topic 606, and revenue for the year ended December 31, 2017 was not adjusted and continues to be presented under Topic 605. Upon adoption of Topic 606, the Company recognizes revenue upon transfer of control of promised products or services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products or services. Under the new revenue recognition standard, the Company applies the following five step approach: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract and (5) recognize revenue when a performance obligation is satisfied.

Upon the adoption of Topic 606, the Company recorded the costs of free products provided to users and the costs of certain refunds as a reduction of revenue in the consolidated statements of operations and comprehensive loss. These costs were previously recorded in cost of revenue under Topic 605. There was no adjustment to accumulated deficit on January 1, 2018.

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

The following table reflects the impact of the Topic 606 adoption on the relevant line items of the consolidated statement of operations and comprehensive loss for the initial year of adoption had the Company reported under Topic 605 (in millions):

	Year Ended December 31, 2018
	As Reported	Free Product Incentives	Cost of Refunds	If Reported under Topic 605
Revenue	$1,728	$22	$4	$1,754
Cost of revenue	278	22	4	304

Gross profit	$1,450	$–	$–	$1,450

The Company generates revenue from marketplace and logistics services provided to merchants. Revenue is recognized as the Company transfers control of promised goods or services to its customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. The Company considers both the merchant and the user to be customers. The Company evaluates whether it is appropriate to recognize revenue on a gross or net basis based upon its evaluation of whether the Company obtains control of the specified goods or services by considering if it is primarily responsible for fulfillment of the promise, has inventory risk and has latitude in establishing pricing and selecting suppliers, among other factors. Based on these factors, marketplace revenue is generally recorded on a net basis and logistics revenue is generally recorded on a gross basis. Revenue excludes any amounts collected on behalf of third parties, including indirect taxes.

Marketplace Revenue

The Company provides a mix of marketplace services to merchants. The Company provides merchants access to its marketplace where merchants display and sell their products to users. The Company also provides ProductBoost services to help merchants promote their products within the Company’s marketplace.

Marketplace revenue includes commission fees collected in connection with user purchases of the merchants’ products. The commission fees vary depending on factors such as user location, demand, product type, and dynamic pricing. The Company recognizes revenue when a user’s order is processed and the related order information has been made available to the merchant. Commission fees are recognized net of estimated refunds and chargebacks. Marketplace revenue also includes ProductBoost fees for displaying a merchant’s selected products in preferential locations within the Company’s marketplace. The Company recognizes revenue when the merchants’ selected products are displayed.

Marketplace revenue was approximately 100%, 100% and 93% of total revenue in 2017, 2018 and 2019, respectively.

Logistics Revenue

The Company’s logistics offering for merchants, introduced in 2018, is designed for direct end-to-end single order dropship from a merchant’s location to the user. Logistics services include warehousing, transportation, and delivery of the merchant’s products to the user. The Company recognizes revenue over time as the logistics services are provided.

Logistics revenue was approximately 0% and 7% of total revenue in 2018 and 2019, respectively.

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

Deferred revenue

Deferred revenue consists of amount received related to unsatisfied performance obligations at the end of the period. The deferred revenue balances as of December 31, 2018 and 2019 are disclosed in Note 4. Due to the short-term duration of contracts, all of the performance obligations will be satisfied in the following reporting period.

Refunds and Chargebacks

Refunds and chargebacks are associated with marketplace revenue. Returns are not material to the Company’s business. Estimated refunds and chargebacks are recorded on the consolidated balance sheets as refunds liability. The merchant’s share of the refunds are recorded as a reduction to the amount due to merchants. The revenue recognized on transactions subject to refunds and chargebacks is reversed. The Company estimates future refunds and chargebacks using a model that incorporates historical experience and considering recent business trends and market activity.

Incentive Discount Offers

The Company provides incentive discount offers to its users to encourage purchases of products through its marketplace. Such offers include current discount offers of a certain percentage off current purchases and inducement offers, such as set percentage offers off future purchases subject to a minimum current purchase. The Company generally records the related discounts taken as a reduction of revenue when the offer is redeemed. The Company also offers free products to encourage users to make purchases on its marketplace. The resulting discount is recorded as a reduction of revenue when the offer for free product is redeemed.

Cost of Revenue

Cost of revenue includes colocation and data center charges, interchange and other fees for credit card processing services, fraud and chargeback prevention service charges, costs of refunds and chargebacks made to users that the Company is not able to collect from merchants, depreciation and amortization of property and equipment, shipping charges, tracking costs, warehouse fees, and employee-related costs, including salaries, benefits, and stock-based compensation expense, for the Company’s infrastructure, merchant support and logistics. Cost of revenue also includes an allocation of general IT and facilities overhead expenses.

Advertising Expense

Advertising expenses are included in sales and marketing expenses within the consolidated statements of operations and comprehensive loss and are expensed as incurred. Advertising expenses were $0.9 billion, $1.5 billion and $1.4 billion in 2017, 2018 and 2019, respectively.

Software Development Costs

The Company capitalizes costs to develop its mobile application and website when preliminary development efforts are successfully completed, management has authorized and committed project funding, and it is probable that the project will be completed and the software will be used as intended. Due to the iterative process by which the Company performs upgrades and the relatively short duration of its development projects, development costs meeting capitalization criteria were not material during the periods presented.

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

Cash, Cash Equivalents and Restricted Cash

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. As of December 31, 2018, and 2019, cash and cash equivalents consisted of cash deposited with banks and money market funds for which their cost approximates their fair value. The Company held 84% and 82% of its cash and cash equivalents in the United States as of December 31, 2018 and 2019, respectively.

Restricted cash consists of mandatory deposits as collateral for standby letters of credit related to the Company’s primary office space lease and is classified as non-current.

Marketable Securities

Marketable securities consist of short-term and long-term debt securities classified as available-for-sale and have original maturities greater than 90 days. Marketable securities are carried at fair value based upon quoted market prices or pricing models for similar securities. Unrealized gains and losses on available-for-sale securities are excluded from earnings and are not material. Realized gains or losses on the sale of all such securities are reported in interest and other income (expense), net, and computed using the specific identification method. For declines in fair market value below the cost of an individual marketable security, the Company assesses whether the decline in value is other than temporary based on the length of time the fair market value has been below cost, the severity of the decline and the Company’s intent and ability to hold or sell the investment. If an investment is impaired, the Company writes it down through earnings to its recoverable value and establishes that as a new cost basis for the investment.

Funds Receivable

The Company uses several third-party Payment Service Providers (“PSPs”) to process user transactions on its marketplace. Transactions on the Company’s marketplace are mainly credit and debit card-based transactions that convert to cash on a regular basis and are net settled against refunds and chargebacks, with little default risk. Funds receivable represent the amounts expected to be received from PSPs for purchases on the Company’s marketplace and are recorded net of processing fees.

Concentrations of Risk

Credit Risk — Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, funds receivable and marketable securities. The Company’s cash and cash equivalents, including restricted cash, are held on deposit with creditworthy institutions. Although the Company’s deposits exceed federally insured limits, the Company has not experienced any losses in such accounts. The Company invests its excess cash in money market accounts, U.S. Treasury notes, U.S. Treasury bills, commercial paper and corporate bonds. The Company is exposed to credit risk in the event of a default by the financial institutions holding its cash, cash equivalents, restricted cash and marketable securities for the amounts reflected on the consolidated balance sheets. The Company’s investment policy limits investments to certain types of debt securities issued by the U.S. government, its agencies and institutions with investment-grade credit ratings and places restrictions on maturities and concentration by type and issuer.

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

As of December 31, 2018 and 2019, the following PSPs each represented 10% or more of the Company’s funds receivable balance:

	December 31,
	2018	2019
PSP 1	49%	50%
PSP 2	23%	18%
PSP 3	14%	13%
PSP 4	9%	10%

The Company does not generate revenue from PSPs. Significant changes in the Company’s relationship with its PSPs could adversely affect users’ ability to process transactions on the Company’s marketplaces, thereby impacting the Company’s operating results.

Services Risk — The Company serves all of its users using third-party data center and hosting providers. The Company has disaster recovery protocols at the third-party service providers. Even with these procedures for disaster recovery in place, access to the Company’s service could be significantly interrupted, resulting in an adverse effect on its operating results and financial position. No significant interruptions of service were known to have occurred during 2018 and 2019.

Property and Equipment, Net

Property and equipment are stated at historical cost less accumulated depreciation. Depreciation and amortization are computed using the straight-line method over the estimated useful lives. Expenditures for repairs and maintenance are charged to expense as incurred.

The estimated useful lives of the Company’s property and equipment are generally as follows:

Computers, equipment, software	3 years
Furniture and fixtures, servers, networking equipment	5 years
Leasehold improvements	Shorter of the estimated useful life or remaining lease term

Impairment of Long-Lived Assets

The Company reviews long-lived assets, including intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured first by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, an impairment loss would be recognized based on the excess of the carrying amount of the asset above the fair value of the asset. No impairment charges were recorded on long-lived assets in 2017, 2018 or 2019.

Merchants Payable

Merchants payable represents the amount of funds due to merchants and are recorded net of commission fees earned by the Company for marketplace transactions and other fees due from merchants. Merchants payable is adjusted for actual and estimated refunds the Company is expected to recover from merchants. The Company remits funds to merchants on a regular basis.

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

Lease Obligations

On January 1, 2019, the Company adopted ASU 2016-02, Leases (Topic 842) (“Topic 842”), using the modified retrospective method, which resulted in the recognition of right-of-use (“ROU”) assets and lease liabilities for operating leases on the Company’s consolidated balance sheet as of December 31, 2019, with no impact to its consolidated statements of operations and comprehensive loss for the year ended December 31, 2019. The prior period amounts have not been adjusted and continue to be reported in accordance with the Company’s historical accounting under Topic 840, Leases (“Topic 840”). See further discussion of the impact of the adoption below in Accounting Pronouncements Recently Adopted.

The Company determines if an arrangement is a lease at inception. For leases where the Company is the lessee, ROU assets represent the Company’s right to use the underlying asset for the term of the lease and the lease liabilities represent an obligation to make lease payments arising from the lease. Certain lease agreements contain tenant improvement allowances, rent holidays and rent escalation provisions, all of which are considered in determining the ROU assets and lease liabilities. The Company begins recognizing rent expense when the lessor makes the underlying asset available for use by the Company. Lease liabilities are recognized at the lease commencement date based on the present value of the future lease payments over the lease term. Lease renewal periods are considered on a lease-by-lease basis in determining the lease term. The interest rate the Company uses to determine the present value of future lease payments is the Company’s incremental borrowing rate because the rate implicit in the Company’s leases is not readily determinable. The incremental borrowing rate is a hypothetical rate for collateralized borrowings in economic environments where the leased asset is located based on credit rating factors. The ROU asset is determined based on the lease liability initially established and adjusted for any prepaid lease payments and any lease incentives received. The lease term to calculate the ROU asset and related lease liability includes options to extend or terminate the lease when it is reasonably certain that the Company will exercise the option. Certain leases contain variable costs, such as common area maintenance, real estate taxes or other costs. Variable lease costs are expensed as incurred on the consolidated statements of operations and comprehensive loss.

Operating leases are included in the ROU assets, accrued liabilities and lease liabilities, non-current on the consolidated balance sheets. The Company has no finance leases.

Loss Contingencies

The Company is involved in various lawsuits, claims and proceedings that arise in the ordinary course of business. The Company records a liability for these when it believes it is probable that it has incurred a loss, and the Company can reasonably estimate the loss. If the Company determines that a material loss is reasonably possible and the loss or range of loss can be estimated, the Company discloses the possible loss in the notes to the consolidated financial statements. The Company regularly evaluates current information to determine whether it should adjust a recorded liability or record a new one. Significant judgment is required to determine both the probability and the estimated amount.

Redeemable Convertible Preferred Stock Warrant Liability

The Company classifies the redeemable convertible preferred stock warrant as a liability on the consolidated balance sheets. The redeemable convertible preferred stock warrant liability is subject to remeasurement at each balance sheet date, and any change in fair value is recognized as gain or loss within earnings. The Company will continue to adjust the liability for the changes in fair value until the earlier of the exercise or expiration of the warrant.

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

Immediately prior to the completion of the Company’s planned IPO, all of the Company’s outstanding redeemable convertible preferred stock warrants will be exercised and the fair value of the liability at that time will also be reclassified into the Company’s common stock and additional paid-in capital.

Stock-Based Compensation

The Company grants stock options to employees and nonemployees. The Company measures stock options based on their estimated grant date fair values, which the Company determines using the Black-Scholes option-pricing model. The Company records the resulting expense in the consolidated statements of operations and comprehensive loss over the period of service required to vest in the award, which is generally four or five years. The Company accounts for forfeitures as they occur.

The Company’s RSU grants to employees vest upon the satisfaction of both a service condition and a liquidity condition. The service condition for these awards is satisfied over four or five years. The liquidity condition is satisfied upon the occurrence of a qualifying event, defined as a change of control transaction or an IPO. The Company measures RSUs granted to employees based on the fair market value of its common stock on the grant date. The Company has not recorded any stock-based compensation expense for RSUs as of December 31, 2019, because a qualifying event has not occurred. If a qualifying event occurs in the future, the Company will record cumulative stock-based compensation expense using the accelerated attribution method for those RSUs for which the service condition has been satisfied prior to the qualifying event, and the Company will record the remaining unrecognized stock-based compensation expense over the remainder of the requisite service period.

Valuation of Common Stock, Redeemable Convertible Preferred Stock and Redeemable Convertible Preferred Stock Warrant

The Company determined the fair value of common stock, redeemable convertible preferred stock and redeemable convertible preferred stock warrant in 2017, 2018 and 2019 based on the market approach under which the Company’s equity value is estimated by applying valuation multiples derived from the observed valuation multiples of comparable public companies to management forecasted financial results.

The Company used the Probability Weighted Expected Return Method (“PWERM”) to allocate the Company’s equity value among outstanding common stock, redeemable convertible preferred stock, redeemable convertible preferred stock warrant and equity awards. The Company applied the PWERM by first defining the range of potential future liquidity outcomes, such as an IPO, and then allocating its value to outstanding stock, warrant and equity awards based on the relative probability that each outcome will occur. The valuation and allocation approaches involve the use of estimates, judgments and assumptions that are highly complex and subjective, such as those regarding expected future revenue and discount rates, valuation multiples, the selection of comparable public companies and the probability of future events. Changes in any or all of these estimates and assumptions, or the relationships between these assumptions, impact the Company’s valuation as of each valuation date and may have a material impact on the valuation of the Company’s common stock, redeemable convertible preferred stock and redeemable convertible preferred stock warrant.

Fair Value Measurement

The Company applies fair value accounting for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

measurement date. When determining fair value measurements for assets and liabilities, the Company considers the principal or most advantageous market in which it would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as risks inherent in valuation techniques, transfer restrictions and credit risk. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

Level 1—Quoted	prices in active markets for identical assets or liabilities.

Level 2—Observable

inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Inputs	that are generally unobservable and typically reflect management’s estimate of assumptions that market participants would use in pricing the asset or liability.

Income Taxes

The Company accounts for income taxes using the asset and liability method, under which deferred tax liabilities and assets are recognized for the expected future tax consequences of temporary differences between consolidated financial statement carrying amounts and the tax basis of assets and liabilities and net operating loss and tax credit carryforwards. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company determines whether it is more likely than not that a tax position will be sustained upon examination. If it is not more likely than not that a position will be sustained, no amount of benefit attributable to the position is recognized. The tax benefit to be recognized of any tax position that meets the more likely than not recognition threshold is calculated as the largest amount that is more than 50% likely of being realized upon resolution of the contingency.

It is the Company’s policy to include penalties and interest expense related to income taxes as a component of interest and other income (expense), net as necessary.

Foreign Currency Risk

The functional currency of the Company’s foreign subsidiaries is the local currency for operating entities with employees and is the U.S. dollar for holding companies and pass-through entities. The assets and liabilities of its non-U.S. dollar functional currency subsidiaries are translated into U.S. dollars using exchange rates in effect at the end of each period. Revenue and expenses for its foreign subsidiaries are translated using rates that approximate those in effect during the period. Foreign currency translation adjustments are not material.

Transactions on the Company’s marketplace occur in various foreign currencies that are processed by its PSPs. These transactions are collected on a regular basis and are converted to U.S. dollars or euros within the short period of time between the recognition of revenue and cash collection on a regular basis, which limits the Company’s exposure to foreign currency risk.

Amounts payable to merchants are denominated in USD or in merchants’ local currencies, which increases the Company’s exposure to foreign currency risk. As of December 31, 2019, the Company only supported Chinese yuan as a local currency and 47% of the merchants payable amount was denominated in Chinese yuan.

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

Transaction gains and losses, including intercompany transactions denominated in a currency other than the functional currency of the entity involved are included in interest and other income (expense), net on the consolidated statements of operations and comprehensive loss. For the years ended December 31, 2018 and 2019, the Company recorded immaterial cumulative translation gains and losses and recognized net losses resulting from foreign exchange transactions of $7 million and $8 million, respectively.

Comprehensive Loss

Comprehensive loss is comprised of two components: net loss and other comprehensive income (loss). Other comprehensive income (loss) consists of foreign currency translation and unrealized gain or loss on marketable securities. The Company’s other comprehensive income (loss) was not material for all periods presented.

Net Loss Per Share Attributable to Common Stockholders

The Company follows the two-class method when computing net loss per share as the Company has issued shares that meet the definition of participating securities. All series of redeemable convertible preferred stock are participating securities. The two-class method determines net loss per share for each class of common stock and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The Company did not allocate net loss to redeemable convertible preferred stock because the holders of such shares are not contractually obligated to share in losses.

Basic net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted-average number of common stock outstanding for the period.

Diluted net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted-average number of common stocks, including potential dilutive common stocks assuming the dilutive effect of outstanding common stock options, RSUs, redeemable convertible preferred stock and warrants to purchase common stock and redeemable convertible preferred stock.

For periods in which the Company has reported net losses, diluted net loss per share attributable to common stockholders is the same as basic net loss per share attributable to common stockholders, as inclusion of all potential common stocks outstanding would have an antidilutive effect.

Accounting Pronouncements Recently Adopted

In May 2014, the FASB issued Topic 606 which amended the existing accounting standards for revenue recognition. Topic 606 establishes principles for recognizing revenue upon the transfer of promised goods or services to customers in an amount that reflects the expected consideration to be received in exchange for those goods or services. In March 2016, the FASB issued ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net) (“ASU 2016-08”), which clarifies the implementation guidance on principal versus agent considerations. The guidance includes indicators to assist an entity in determining whether it controls a specified good or service before it is transferred to the customer. The new standards further require new disclosures about contracts with customers, including the significant judgments the company has made when applying the guidance. The Company adopted the new guidance as of January 1, 2018, utilizing the modified retrospective method of transition. Upon the adoption of Topic 606, the Company recorded the costs of free products provided to users and the

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

costs of certain refunds as a reduction of revenue in the consolidated statements of operations and comprehensive loss. These costs were previously recorded in cost of revenue under Topic 605. There was no adjustment to accumulated deficit on January 1, 2018.

In February 2016, the FASB issued Topic 842, which generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements. The Company adopted the new guidance as of January 1, 2019, using the modified retrospective transition approach by applying the new standard to all leases existing at the date of initial application and not restating comparative periods. Results and disclosure requirements for reporting periods beginning after January 1, 2019 are presented under Topic 842, while prior period amounts have not been adjusted and continue to be reported in accordance with the Company’s historical accounting under Topic 840.

The Company elected the package of practical expedients permitted under the transition guidance, which allowed for the carry-forward of the Company’s historical lease classification and assessment on whether a contract is or contains a lease. The Company also elected to combine lease and non-lease components and to keep leases with an initial term of 12 months or less off the balance sheet and recognize the associated lease payments in the consolidated statements of operations and comprehensive loss on a straight-line basis over the lease term.

Upon adoption, the Company recognized right-of-use assets of approximately $49 million and lease liabilities for operating leases of approximately $59 million for operating leases on the Company’s consolidated balance sheet, with no impact to its consolidated statements of operations and comprehensive loss. The Company did not have finance leases.

In January 2016, the FASB issued ASU No. 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”). The amendments in ASU 2016-01 supersede the guidance to classify equity securities with readily determinable fair values into different categories and require equity securities to be measured at fair value with changes in the fair value recognized through net income. The amendments allow equity investments that do not have readily determinable fair values to be remeasured at fair value either upon the occurrence of an observable price change or upon identification of an impairment. The Company adopted ASU 2016-01 as of January 1, 2018. The adoption did not have a material impact on the Company’s consolidated financial statements.

In June 2018, the FASB issued ASU No. 2018-07, Improvements to Nonemployee Share-Based Payment Accounting (“ASU 2018-07”), which simplifies the accounting for share-based payments to nonemployees by aligning it with the accounting for share-based payments to employees, with certain exceptions. The Company elected to early adopt ASU 2018-07 on January 1, 2019. The adoption had no impact on the Company’s consolidated financial statements.

Recent Accounting Pronouncements Not Yet Adopted

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which provides new guidance on the measurement of credit losses for financial assets measured at amortized cost, which includes accounts receivable and available-for-sale debt securities. The new guidance replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual periods, and interim periods within those years, beginning after December 15, 2019 for public companies. The adoption of this standard will not have a material impact on the Company’s consolidated financial statements.

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820)— Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”). The amendments on changes in unrealized gains and losses, the range and weighted-average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. ASU 2018-13 is effective for annual periods, and interim periods within those years, beginning after December 15, 2019 for all entities. The adoption of this standard will not have a material impact on the Company’s consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-15, Internal-Use Software (Subtopic 350-40) (“ASU 2018-15”), which clarifies the accounting for implementation costs in a cloud computing arrangement. ASU 2018-15 aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The standard is effective for annual periods, and interim periods within those years, beginning after December 15, 2019 for public companies. The adoption of this standard will not have a material impact on the Company’s consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”), which simplifies the accounting for income taxes. The standard is effective for annual periods, and interim periods within those years, beginning after December 15, 2020 for public companies. Early adoption is permitted. The Company does not expect the adoption of this standard to have a material impact on the Company’s consolidated financial statements.

The Company has reviewed other recent accounting pronouncements and concluded they are either not applicable to the business or no material impact is expected on the consolidated financial statements as a result of future adoption.

3. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENT

The Company’s financial instruments consist of cash equivalents, marketable securities, funds receivable, accounts payable, accrued liabilities, merchants payable and redeemable convertible preferred stock warrant liability. Cash equivalents’ carrying value approximates fair value at the balance sheet dates, due to the short period of time to maturity. Marketable securities are recorded at fair value. Funds receivable, accounts payable, accrued liabilities and merchants payable carrying values approximate fair value due to the short time to the expected receipt or payment date. The redeemable convertible preferred stock warrant liability is carried at fair value.

Assets and liabilities recorded at fair value on a recurring basis in the consolidated balance sheets consisting of cash equivalents, marketable securities and the redeemable convertible preferred stock warrant liability are categorized based upon the level of judgment associated with the inputs used to measure their fair values. Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

Financial assets and liabilities subject to fair value measurements on a recurring basis and the level of inputs used in such measurements are as follows (in millions):

	December 31, 2018
	Total	Level 1	Level 2	Level 3
Financial assets:
Cash equivalents:
Money market funds	$133	$133	$–	$–

Total cash equivalents	$133	$133	$–	$–

Marketable securities:
U.S. Treasury notes	$60	$–	$60	$–
U.S. Treasury bills	35	–	35	–
Commercial paper	69	–	69	–
Corporate bonds	138	–	138	–

Total marketable securities	$302	$–	$302	$–

Total financial assets	$435	$133	$302	$–

Financial liabilities:
Redeemable convertible preferred stock warrant liability	$124	$–	$–	$124

Total financial liabilities	$124	$–	$–	$124

	December 31, 2019
	Total	Level 1	Level 2	Level 3
Financial assets:
Cash equivalents:
Money market funds	$2	$2	$–	$–
U.S. Treasury bills	16	–	16	–
Commercial paper	6	–	6	–

Total cash equivalents	$24	$2	$22	$–

Marketable securities:
U.S. Treasury bills	$140	$–	$140	$–
Commercial paper	65	–	65	–
Corporate bonds	129	–	129	–

Total marketable securities	$334	$–	$334	$–

Total financial assets	$358	$2	$356	$–

Financial liabilities:
Redeemable convertible preferred stock warrant liability	$127	$–	$–	$127

Total financial liabilities	$127	$–	$–	$127

The Company classifies cash equivalents and marketable securities within Level 1 or Level 2 because the Company uses quoted market prices or alternative pricing sources and models utilizing market observable inputs to determine their fair value.

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

The following table summarizes the contractual maturities of the Company’s marketable securities (in millions):

	December 31,
	2018		2019
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Due within one year	$262	$262	$300	$300
Due after one year through five years	40	40	34	34

Total marketable securities	$302	$302	$334	$334

All of the Company’s available-for-sale marketable securities are subject to a periodic impairment review. The Company did not identify any of its available-for-sale marketable securities as other-than- temporarily impaired in any of the periods presented. Additionally, the unrealized net gain and net loss on available-for-sale marketable securities as of December 31, 2018 and 2019 were immaterial.

The following table sets forth a summary of the changes in the estimated fair value of the Company’s Level 3 financial liabilities, consisting solely of redeemable convertible preferred stock warrant liability (see Note 7), which is measured at fair value on a recurring basis (in millions):

	December 31,
	2018	2019
Balance at beginning of period	$124	$124
Remeasurement of redeemable convertible preferred stock warrant liability	–	3

Balance at end of period	$124	$127

The significant unobservable inputs used in the fair value measurement of the redeemable convertible preferred stock warrant liability is the fair value of the underlying redeemable convertible preferred stock at the valuation date. Generally, increases (decreases) in the fair value of the underlying redeemable convertible preferred stock would result in a directionally similar impact to the fair value measurement.

4. BALANCE SHEET COMPONENTS

Property and Equipment, Net

Property and equipment, net consisted of the following (in millions):

	December 31,
	2018	2019
Computers, software, servers and network equipment	$23	$25
Furniture and fixtures	2	3
Leasehold improvements	22	28

Total property and equipment	47	56
Accumulated depreciation and amortization	(14)	(22)

Total property and equipment, net	$33	$34

Depreciation and amortization expense related to property and equipment for the years ended December 31, 2017, 2018 and 2019 was $4 million, $8 million and $10 million, respectively.

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

Accrued Liabilities

Accrued liabilities consist of the following (in millions):

	December 31,
	2018	2019
Vendor services	$56	$68
Deferred revenue	–	24
Other	69	120

Total accrued liabilities	$125	$212

5. OPERATING LEASES

The Company leases its facilities and data center co-locations under operating leases with various expiration dates through 2025.

The components of the Company’s lease costs for the year ended December 31, 2019 were as follows (in millions):

Operating lease costs	$12
Short-term lease costs	1
Variable costs	1

Total	$14

Rent expense under Topic 840 was $10 million for the year ended December 31, 2018. As of December 31, 2019, the Company’s consolidated balance sheet included right-of-use assets in the amount of $41 million and lease liabilities in the amount of $8 million in accrued liabilities and $42 million in lease liabilities, non-current.

As of December 31, 2019, the weighted-average remaining lease term was 5 years and the weighted-average discount rate used to determine the net present value of the lease liabilities was 6%.

Supplemental cash flow information for the Company’s operating leases for the year ended December 31, 2019 were as follows (in millions):

Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$13
Right-of-use assets obtained in exchange for new lease liabilities	1

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

The maturities of the Company’s operating lease liabilities as of December 31, 2019 are as follows (in millions):

Year ending December 31,
2020	$11
2021	11
2022	11
2023	10
2024	10
Thereafter	5

Total lease payments	58

Less: imputed interest	(8)

Present value of lease liabilities	$50

The aggregate future minimum lease obligations under Topic 840 for all operating lease agreements with a minimum term of one year as of December 31, 2018, are as follows (in millions):

Year ending December 31,
2019	$13
2020	12
2021	11
2022	11
2023	10
Thereafter	15

Total	$72

6. COMMITMENTS AND CONTINGENCIES

Letter of Credit

The Company has a standby letter of credit with a bank in the amount of $10 million in conjunction with the second amendment to the lease of the Company’s corporate headquarters in San Francisco, California. As of December 31, 2019, no amounts had been drawn down and the Company was in compliance with the covenants under this letter of credit.

Purchase Obligations

During 2019, the Company amended a marketing arrangement which increased the total commitment under the agreement and extended the arrangement to July 31, 2021. As of December 31, 2019, the remaining commitment under the amended agreement is $18 million.

Effective September 1, 2019, the Company entered into an amendment to a colocation and cloud services arrangement committing the Company to make payments of $120 million for services over 3 years. As of December 31, 2019, the remaining commitment under this amended agreement is $99 million.

In August 2018, the Company entered into a separate agreement with a different vendor for colocation and cloud services committing the Company to make payments of $28 million for services over 3 years. As of December 31, 2019, the remaining commitment under this agreement is $12 million.

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

Legal Contingencies

As of December 31, 2019, there were no legal contingency matters, either individually or in aggregate, that would have a material adverse effect on the financial position, results of operations, or cash flows of the Company. Given the unpredictable nature of legal proceedings, the Company bases its estimate on the information available at the time of the assessment. As additional information becomes available, the Company reassesses the potential liability and may revise the estimate.

7. REDEEMABLE CONVERTIBLE PREFERRED STOCK WARRANT

In August 2016, the Company issued a warrant to purchase 986,640 shares of the Company’s Series B redeemable convertible preferred stock (“Series B warrant”) at an exercise price of $0.0001 per share. The Company accounted for the Series B warrant as a liability upon issuance. The Series B warrant expires on the day preceding a liquidity event, which is defined as an IPO or change of control event. The fair value of Series B warrant liability as of December 31, 2018 and 2019 was $124 million and $127 million, respectively. The Series B warrant remains outstanding as of December 31, 2019.

8. REDEEMABLE CONVERTIBLE PREFERRED STOCK

In March 2019, the Company’s Board of Directors (“Board of Directors”) approved an amendment and restatement to the Company’s Certificate of Incorporation, as amended and restated, which increased the total authorized shares of redeemable convertible preferred stock to 44,346,293 shares, decreased the authorized shares of Series C redeemable convertible preferred stock (“Series C”) to 7,108,490, decreased the authorized shares of Series G redeemable convertible preferred stock (“Series G”) to 1,687,319, and authorized 2,064,009 shares for a new series of convertible preferred stock to be designated as Series H redeemable convertible preferred stock (“Series H”).

In March 2019, the Company raised gross proceeds of approximately $160 million from the sale of 943,548 shares of Series H at $169.5729 per share. Furthermore, the Company granted the lead investor the right to purchase up to an additional 884,575 shares of Series H for $169.5729 per share. The right is considered an embedded feature of the Series H shares sold to this lead investor and, therefore, does not have a standalone value. The right expired unexercised on March 31, 2020.

Redeemable convertible preferred stock consists of the following (in millions, except share amounts):

	December 31, 2018			December 31, 2019
	Shares Authorized	Shares Issued and Outstanding	Liquidation Preference	Shares Authorized	Shares Issued and Outstanding	Liquidation Preference
Series A	6,437,367	6,437,367	$23	6,437,367	6,367,367	$22
Series B	6,883,083	5,896,443	23	6,883,083	5,896,443	23
Series C	7,966,091	7,108,490	45	7,108,490	7,108,490	45
Series D	5,519,533	5,519,533	138	5,519,533	5,519,533	138
Series E	8,324,560	8,324,560	514	8,324,560	8,324,560	514
Series F	6,321,932	6,321,932	410	6,321,932	6,321,932	410
Series G	1,900,000	1,687,319	227	1,687,319	1,687,319	227
Series H	–	–	–	2,064,009	943,548	240

Total redeemable convertible preferred stock	43,352,566	41,295,644	$1,380	44,346,293	42,169,192	$1,619

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

Series A — In June 2019, the Company entered into an agreement with one of its stockholders to repurchase 70,000 shares of the Company’s Series A redeemable convertible preferred stock (“Series A”) for a total of $7 million in cash. The amount paid in excess of the carrying value of Series A is considered a deemed dividend and is reflected as such in the calculation of net loss attributable to common stockholders. The repurchased shares were constructively retired and have been removed from both the issued and outstanding number of shares on the 2019 consolidated balance sheet and consolidated statement of stockholders’ deficit.

Series C — In August 2017, the Company entered into agreements with two stockholders to repurchase a combined 857,601 shares of the Company’s Series C for a total of $46 million in cash. The amount paid in excess of the carrying value of Series C is considered a deemed dividend and is reflected as such in the calculation of net loss attributable to common stockholders. The repurchased shares were constructively retired and have been removed from both the issued and outstanding number of shares in the consolidated statement of stockholders’ deficit as of December 31, 2017.

The holders of redeemable convertible preferred stock have various significant rights and preferences as follows:

Dividend Provisions — Holders of Series A, Series B redeemable convertible preferred stock (“Series B”), Series C, Series D redeemable convertible preferred stock (“Series D”), Series E redeemable convertible preferred stock (“Series E”), Series F redeemable convertible preferred stock (“Series F”), Series G and Series H are entitled to receive noncumulative dividends, prior and in preference to any declaration of dividends on common stock, at the per annum rate of $0.280464, $0.316, $0.502128, $2.000168, $4.9396, $5.190688, $10.76264 and $13.565832 per share, respectively, when and if declared by the Board of Directors, except for dividends on common stock payable solely in common stock. The holders of redeemable convertible preferred stock are also entitled to participate in dividends on common stock, when and if declared by the Board of Directors, based on the number of shares of common stock that would be held on an as-if converted basis, except for dividends on common stock payable solely in common stock. No dividends on redeemable convertible preferred stock or common stock have been declared by the Board of Directors from inception through December 31, 2019.

Liquidation Preference — In the event of any liquidation, dissolution, or winding-up of the Company, including a merger, acquisition of the Company, or sale of assets, the stockholders of redeemable convertible preferred stock are entitled to receive, on a pari passu basis, their liquidation preference prior to any distributions to common stockholders, plus any declared but unpaid dividends. Upon the completion of the distribution to the stockholders of the redeemable convertible preferred stock, the remaining assets of the corporation available for distribution to stockholders will be distributed among the holders of common stock pro rata based on the number of shares of common stock held by each such holder.

Series A, Series B, Series C, Series D, Series E, Series F and Series G each have a liquidation preference of $3.5058, $3.95, $6.2766, $25.0021, $61.7450, $64.8836 and $134.533 per share, respectively. The liquidation preference of Series H is contingent on the date of the liquidation event. If the liquidation event occurs within three calendar years from the date of issuance of Series H, the holders of Series H will be entitled to receive $254.3594 per share; if the event occurs during the fourth calendar year from the date of issuance of Series H, the holders of Series H will be entitled to receive $296.7526 per share; and, if the event occurs after four calendar years from the date of issuance of Series H, the holders of Series H will be entitled to receive $339.1458 per share.

If the liquidity event consists of an IPO and occurs within three calendar years from the date of issuance of Series H, then, if the value of the common stock issued upon conversion of Series H is

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

less than 150% of the aggregate consideration paid for the Series H pursuant to the Series H purchase agreement, the holders of Series H receive an additional number of shares of common stock such that the value of the common stock issued upon conversion of Series H in the IPO (at the IPO price) plus the value of the additional shares of common stock shall equal 150% of the aggregate consideration paid for the Series H pursuant to the Series H purchase agreement. If the liquidity event consists of an IPO and occurs during the fourth calendar year from the date of issuance of Series H, then, if the value of the common stock issued upon conversion of Series H is less than 175% of the aggregate consideration paid for the Series H pursuant to the Series H purchase agreement, the holders of Series H receive an additional number of shares of common stock such that the value of the common stock issued upon conversion of Series H in the IPO (at the IPO price) plus the value of the additional shares of common stock shall equal 175% of the aggregate consideration paid for Series H pursuant to the Series H purchase agreement. If the liquidity event consists of an IPO and occurs after the fourth calendar year from the date of issuance of Series H, then, if the value of the common stock issued upon conversion of Series H is less than 200% of aggregate consideration paid for the Series H pursuant to the Series H purchase agreement, the holders of Series H receive an additional number of shares of common stock such that the value of the common stock issued upon conversion of Series H in the IPO (at the IPO price) plus the value of the additional shares of common stock shall equal 200% of the aggregate consideration paid for the Series H pursuant to the Series H purchase agreement.

Redemption — The holders of the redeemable convertible preferred stock have no voluntary rights to redeem the shares. The sale, transfer or other disposition of substantially all of the Company’s assets would constitute a redemption event as would other deemed liquidation events such as a change in control, whether by merger, consolidation or otherwise. If such a deemed liquidation event occurs, all of the holders of equally and more subordinated equity instruments are not explicitly entitled to receive the same form of consideration. Although the redeemable convertible preferred stock is not mandatorily or currently redeemable, any of these events would constitute a redemption event that is outside of the control of the Company.

The Company classifies its redeemable convertible preferred stock as temporary equity because it may become redeemable due to certain change in control events that are outside the Company’s control, including a merger, acquisition, or sale of assets of the Company. The Company has not adjusted the carrying value of the redeemable convertible preferred stock to its redemption value because redemption was not probable as of the balance sheet dates presented. The Company will adjust the carrying value of the redeemable convertible preferred stock to its redemption value if redemption becomes probable in the future.

Conversion Rights — Each share of redeemable convertible preferred stock is convertible, after notice to the Company one business day after the applicable Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR”), waiting period has expired or been terminated; provided, however, that no notice needs to be sent if the redeemable convertible preferred stockholder has verified that the conversion is not subject to HSR. As of December 31, 2019, each share of redeemable convertible preferred stock would convert into common stock on a one-for-one basis. Each share of redeemable convertible preferred stock automatically converts into the number of shares of common stock into which such shares are convertible at the then-effective conversion ratio upon the closing of a firm commitment underwritten public offering in which the pre-money valuation is at least $8.75 billion and the gross cash proceeds are no less than $500 million (a “Qualified Public Offering”). Prior to a Qualified Public Offering, each share of Series A, Series B, Series C and Series D automatically converts into common stock at the then-effective conversion ratio upon vote or written consent or agreement of the holders of a majority of the Series A, Series B, Series C and Series D, voting together as a single class and on an as-converted basis; each share of Series E automatically converts into shares of common stock at the then-effective conversion ratio upon vote or written consent or agreement of the holders of a majority of Series E, voting as a separate series and on an

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

as-converted basis; each share of Series F automatically converts into shares of common stock at then effective conversion ratio upon vote or written consent or agreement of the holders of a majority of the Series F, voting as a separate series and on an as-converted basis, which such vote must include one or more particular redeemable convertible preferred stockholders; each share of Series G automatically converts into shares of common stock at the then-effective conversion ratio upon vote or written consent or agreement of the holders of a majority of Series G, voting as a separate series, which such vote must include one or more particular redeemable convertible preferred stockholders; and, each share of Series H automatically converts into shares of common stock at the then-effective conversion ratio upon vote or written consent or agreement of the holders of a majority of Series H, voting as a separate series and on an as-converted basis.

Antidilution Provisions — The conversion price of the redeemable convertible preferred stock is subject to adjustment to mitigate dilution in the event that the Company issues additional shares at a purchase price less than the applicable conversion price.

Voting Rights — The holder of each share of redeemable convertible preferred stock has voting rights equal to the number of shares of common stock into which it is convertible and votes together as one class with the common stock; provided, however, that the holders of shares of Series D, Series E, Series F, Series G and Series H stock do not vote in any elections of directors. Each share of common stock is entitled to one vote.

As long as at least 1 million shares (as adjusted for any stock splits, stock dividends, combinations, subdivision or recapitalizations) of each class of Series A and Series B, respectively, and as long as any shares of Series C, remain outstanding, the holders of each such class of Series A, Series B and Series C shall be entitled to elect (voting as separate classes) one director of the Company for each respective class of redeemable convertible preferred stock. The holders of outstanding common stock (voting as a separate class) shall be entitled to elect two directors of the Company. The holders of outstanding common stock together with the holders of Series A, Series B and Series C (voting together as a single class using an as-converted basis for the redeemable convertible preferred stock) shall be entitled to elect one additional director.

Protective Provisions — So long as at least 10,839,913 shares of all redeemable convertible preferred stock remain outstanding (as adjusted for any stock splits, stock dividends, combinations, subdivision or recapitalizations), the Company must obtain approval from a majority of the then outstanding shares of redeemable convertible preferred stock in order to (i) consummate a liquidation event or effect any other merger or consolidation; (ii) amend, alter, repeal, or waive any provision of the Company’s amended and restated certificate of incorporation or bylaws; (iii) authorize or issue any equity security having a preference over, or being on a parity with, any series of outstanding redeemable convertible preferred stock with respect to dividends, liquidation or redemption (other than authorized but unissued shares of Series H); (iv) redeem, purchase or otherwise acquire any shares of redeemable convertible preferred stock or common stock, subject to certain exceptions; (v) change the authorized number of members of the Board of Directors; (vi) pay or declare any dividend on any shares of common stock or redeemable convertible preferred stock, subject to certain exceptions; (vii) effect an IPO of common stock or (viii) create, or hold capital stock in, any subsidiary that is not wholly owned by the Company, unless approved by the Board of Directors.

So long as any shares of Series E are outstanding, the Company must obtain approval from a majority of the then outstanding shares of Series E in order to (i) amend, alter, repeal, waive or change the powers, preferences or rights of the Series E, or (ii) increase or decrease (other than by redemption or conversion) the number of authorized shares of Series E.

So long as any shares of Series F are outstanding, the Company must obtain approval from a majority of the then outstanding shares of Series F, which such vote must include one or more

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

particular redeemable convertible preferred stockholders, in order to (i) amend, alter, repeal, waive or change the powers, preferences or rights of the Series F, (ii) increase or decrease (other than by redemption or conversion) the number of authorized shares of Series F, or (iii) reclassify, alter or amend the Series G, if such reclassification, alteration or amendment would render Series G senior to Series F in respect of any dividend, liquidation or redemption right, preference or privilege or reclassify, alter or amend any of the Series A, Series B, Series C, Series D, Series E, Series F or Series G (the “prior preferred series”), if such reclassification, alteration or amendment would render any of the prior redeemable convertible preferred series senior to or pari passu with Series F in respect of any dividend, liquidation or redemption right, preference or privilege.

So long as any shares of Series G are outstanding, the Company must obtain approval from a majority of the then outstanding shares of Series G, which such vote must include one or more particular redeemable convertible preferred stockholders, in order to (i) amend, alter, repeal, waive or change the powers, preferences or rights of the Series G, (ii) increase or decrease (other than by redemption or conversion) the number of authorized shares of Series G, or (iii) reclassify, alter or amend Series F, if such reclassification, alteration or amendment would render Series F senior to Series G in respect of any dividend, liquidation or redemption right, preference or privilege or reclassify, alter or amend any of the prior preferred series, if such reclassification, alteration or amendment would render any of the prior preferred series senior to or pari passu with Series G in respect of any dividend, liquidation or redemption right, preference or privilege.

So long as any shares of Series H are outstanding, the Company must obtain approval from a majority of the then outstanding shares of Series H in order to (i) amend, alter, repeal, waive or change the powers, preferences or rights of the Series H, (ii) increase or decrease (other than by redemption or conversion) the number of authorized shares of Series H, or (iii) issue additional shares of Series H, unless such issuance is effected pursuant to the Series H purchase agreement.

9. COMMON STOCK AND STOCK-BASED COMPENSATION

The Company’s Certificate of Incorporation, as amended and restated, authorizes the Company to issue up to 73,000,000 shares of common stock with par value of $0.0001 per share. Each share of common stock is entitled to one vote. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to the priority rights of holders of all classes of redeemable convertible preferred stock outstanding.

In 2014, the Company issued warrants to purchase 55,000 shares of common stock at an exercise price of $1.49 per share. The common stock warrants expire in May 2024. The fair value of these warrants was recorded in additional paid in capital upon issuance. These warrants remain outstanding as of December 31, 2018 and 2019.

As of December 31, 2019, the Company had reserved shares of common stock for future issuance as follows:

December 31, 2019
Redeemable convertible preferred stock, all series	42,169,192
Series B warrants.	986,640
Warrants to purchase common stock	55,000
Common stock options outstanding	8,032,296
Restricted stock units outstanding	4,383,735
Shares available for future grant of equity awards	443,634

Total	56,070,497

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

Related Party Transaction

In June 2019, the Company repurchased 142,974 shares of common stock from its Chief Executive Officer at $121.70 per share. The incremental value between the repurchase price and the fair value of the common stock at the time of the transaction resulted in stock-based compensation expense of $2 million for the year ended December 31, 2019.

Equity Incentive Plan

In 2010, the Board of Directors approved the adoption of the 2010 Stock Plan (the “Plan”). As of December 31, 2019, the total shares reserved for issuance under the Plan is 14,577,861. The Plan provides for the grant of incentive and nonstatutory stock options and RSUs to employees, directors and consultants of the Company. Options granted under the Plan to employees continue to vest until the last day of employment and generally will vest over four or five years and expire 10 years from the date of grant. Employees generally forfeit their rights to exercise vested options after three months following their termination of employment or 6 or 12 months in the event of termination of services by reason of disability or death, respectively. Stock options to consultants are generally granted for services performed and vest according to an award-specific schedule as approved by the Board of Directors. When options are exercised subject to a repurchase right, the Company may buy back any unvested shares at their original exercise price in the event of an employee’s termination prior to full vesting. As of December 31, 2019, there were no shares subject to this repurchase right. Under the terms of the Plan, any shares that expire, are forfeited, or are otherwise reacquired by the Company shall be added back to the number of shares then available for issuance.

The exercise price of incentive stock options granted under the Plan must be at least equal to 100% of the fair market value of the Company’s common stock at the date of grant, as determined by the Board of Directors. The exercise price must not be less than 110% of the fair market value of the Company’s common stock at the date of grant for incentive stock options granted to an employee that owns greater than 10% of the Company stock. Through December 31, 2019, no options have been granted to purchase stock at a price less than fair value as determined by the Board of Directors at the time of the grant.

The Company grants RSUs to employees, which generally expire 7 years from the date of grant and vest upon the achievement of both a service condition and a liquidity condition. The service condition for these awards is satisfied over four or five years. The liquidity condition is satisfied upon the occurrence of a qualifying event, defined as a change of control transaction or an IPO. Upon employee termination, RSUs that have satisfied the service condition remain outstanding until the earlier of a liquidity event, the expiration date, or the third anniversary of the service termination.

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

Stock Option and RSU Activity

A summary of stock option and RSU activity under the Plan and related information is as follows (in millions, except share, term and per share data):

		Options Outstanding			RSUs Outstanding
	Shares Available for Grant	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (In Years)	Number of RSUs	Weighted- Average Remaining Contractual Term (In Years)
Balances at December 31, 2018	638,570	8,112,859	$2.44	5.16	3,335,076	5.32
Authorized	836,344	–	–		–
Granted	(1,184,570)	–	–		1,184,570
Common stock issued for services	(23,334)	–	–		–
Exercised	–	(75,563)	4.29		–
Forfeited or cancelled	140,911	(5,000)	0.01		(135,911)
Repurchased common stock	35,713	–	–		–

Balances at December 31, 2019	443,634	8,032,296	$2.42	4.16	4,383,735	4.83

There were no options granted during the year ended December 31, 2017, 2018 or 2019. All options outstanding as of December 31, 2019 were fully vested. The aggregate intrinsic value of options exercised during the years ended December 31, 2017, 2018 and 2019 was $12 million, $48 million and $8 million, respectively. The intrinsic value is the difference between the estimated fair value of the Company’s common stock at the date of exercise and the exercise price for in-the-money options. The weighted-average grant date fair value of RSUs granted during the years ended December 31, 2017, 2018 and 2019 was $82.84, $113.16 and $115.53 per share, respectively. The aggregate intrinsic value of options and RSUs outstanding as of December 31, 2019 was $910 million and $507 million, respectively.

Stock-Based Compensation Expense

As of December 31, 2019, no stock-based compensation expense has been recognized for RSUs, because a qualifying event, defined as a change of control transaction or an IPO, had not yet occurred. In the year in which a qualifying event is completed, the Company will record cumulative stock-based compensation expense using the accelerated attribution method for those RSUs for which the service condition has been satisfied prior to the occurrence of the qualifying event. If the qualifying event had occurred on December 31, 2019, the Company would have recorded cumulative stock-based compensation expense of approximately $283 million for the year ended December 31, 2019, and would recognize the remaining $120 million of unrecognized stock-based compensation expense over a weighted-average period of approximately 1.82 years.

For the years ended December 31, 2017, 2018 and 2019, the Company recorded stock-based compensation expense of $8 million, $2 million and $2 million, respectively.

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

10. INCOME TAXES

The components of loss before provision for income taxes are as follows (in millions):

	Year Ended December 31,
	2017	2018	2019
Domestic	$204	$205	$130
Foreign	3	3	(2)

Loss before provision for income taxes	$207	$208	$128

There has historically been no federal or state provision for income taxes because the Company has historically incurred operating losses and maintains a full valuation allowance against its net deferred tax assets. For the year ended December 31, 2019, the Company recognized an immaterial provision related to foreign income taxes.

The table below details the activity of the deferred tax asset valuation allowance (in millions):

	Balance at Beginning of Period	Additions	Deductions	Balance at End of Period
Year ended December 31, 2017
Deferred tax assets valuation allowance	$276	$2	$(73)	$205
Year ended December 31, 2018
Deferred tax assets valuation allowance	$205	$50	$(1)	$254
Year ended December 31, 2019
Deferred tax assets valuation allowance	$254	$29	$(1)	$282

The difference between income taxes computed at the statutory federal income tax rate and the provision for income taxes is attributable to the following (in millions):

	Years Ended December 31,
	2017	2018	2019
Federal tax (benefit) at statutory rate	$(70)	$(44)	$(27)
Stock-based compensation	(1)	(5)	(1)
Foreign rate differential	1	1	–
Change in tax rate for the Tax Act	120	–	–
Non-deductible warrant valuation	24	–	1
Other	(1)	–	1
Change in valuation allowance	(73)	48	27

Total provision for income taxes	$–	$–	$1

The tax provision differs from the benefit that would result from applying statutory rates to losses before income taxes primarily due to the valuation allowance provided on the net deferred tax assets. Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and (b) operating losses and tax credit carryforwards.

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

Deferred tax assets and liabilities are as follows (in millions):

	December 31,
	2018	2019
Deferred tax assets:
Net operating loss carryforwards	$239	$266
Lease liabilities	–	11
Reserves and accruals not currently deductible	9	8
Stock-based compensation	6	7

Total gross deferred tax assets	254	292
Less: valuation allowance	(254)	(282)

Total deferred tax assets, net of valuation allowance	–	10
Deferred tax liabilities:
Property and equipment, including right-of-use assets	–	(9)

Total gross deferred tax liabilities	–	(9)

Net deferred tax (liabilities) assets	$–	$1

Due to a history of losses, the Company believes it is not more likely than not that its net deferred tax assets will be realized as of December 31, 2018 or 2019. Accordingly, the Company has established a full valuation allowance on its domestic net deferred tax assets. The Company’s valuation allowance increased by $27 million during the year ended December 31, 2019.

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act”). The Tax Act made broad and complex changes to the U.S. tax code, including, but not limited to, (1) reducing the U.S. federal corporate tax rate from 35 percent to 21 percent; (2) requiring companies to pay a one-time transition tax on certain unrepatriated earnings of foreign subsidiaries; (3) generally eliminating U.S. federal income taxes on dividends from foreign subsidiaries; (4) requiring a current inclusion of global intangible low-taxed income (“GILTI”) in U.S. federal taxable income of certain earnings of controlled foreign corporations; (5) eliminating the corporate alternative minimum tax (“AMT”) and changing how existing AMT credits can be realized; (6) creating the base erosion anti-abuse tax (“BEAT”), a new minimum tax; (7) creating a new limitation on deductible interest expense; and (8) changing rules related to uses and limitations of net operating loss carryforwards created in tax years beginning after December 31, 2017 changing classification of certain deferred tax assets as indefinite-lived.

The Securities and Exchange Commission (“SEC”) staff issued Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act (“SAB 118”), which provides guidance on accounting for the tax effects of the Tax Act. SAB 118 provides a measurement period that should not extend beyond one year from the Tax Act enactment date for companies to complete the accounting under ASC 740, Income Taxes (“ASC 740”). During the fourth quarter of 2018, the Company completed its accounting for the Tax Act with no adjustments to the 2017 provisional amounts:

•

Reduction of U.S. federal corporate tax rate to 21 percent: in 2017, the Company recorded a provisional income tax benefit of $120 million from the reduction in its net deferred tax liabilities resulting from the revaluation, which was offset by a corresponding amount of valuation allowance.

•	One-time mandatory transition tax: in 2017, the Company recorded a provisional transition tax obligation of $0.

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

As of December 31, 2019, the Company had federal net operating loss carryforwards available to reduce future taxable income, if any, of $885 million that begin to expire in 2030 and continue to expire through 2037 and $324 million that have an unlimited carryover period. As of December 31, 2019, the Company had state net operating loss carryforwards available to reduce future taxable income, if any, of $1.4 billion that begin to expire in 2030 and continue to expire through 2039.

Utilization of net operating loss carryforwards may be subject to future annual limitations due to the ownership change limitations provided by Section 382 of the Internal Revenue Code and similar state provisions. The federal net operating loss carryforwards and the state net operating loss carryforwards both begin expiring in 2030.

The Company had immaterial unrecognized tax benefits as of December 31, 2019, fully offset by a valuation allowance. These unrecognized tax benefits, if recognized, would not affect the effective tax rate. There were no unrecognized tax benefits at December 31, 2018. No interest or penalties were incurred during the years ended December 31, 2017, 2018 or 2019.

The Company files income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. The Company is not currently under examination by income tax authorities in federal, state or other jurisdictions. All tax returns will remain open for examination by the federal and state authorities for three and four years, respectively, from the date of utilization of any net operating loss or credits. Certain tax years are subject to foreign income tax examinations by tax authorities until the statute of limitations expire.

11. NET LOSS PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS

The following table sets forth the computation of basic and diluted net loss per share attributable to common stockholders (in millions, except share and per share data):

	Year Ended December 31,
	2017	2018	2019
Numerator:
Net loss	$(207)	$(208)	$(129)
Less: deemed dividend to redeemable convertible preferred stockholders	(40)	–	(7)

Net loss attributable to common stockholders	$(247)	$(208)	$(136)

Denominator:
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	10,038,841	10,296,604	10,404,562

Net loss per share attributable to common stockholders, basic and diluted	$(24.60)	$(20.20)	$(13.07)

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

The following outstanding shares of potentially dilutive securities were excluded from the computation of diluted net loss per share because including them would have had an anti-dilutive effect:

	As of December 31,
	2017	2018	2019
Redeemable convertible preferred stock, all series	41,295,644	41,295,644	42,169,192
Series B warrants.	986,640	986,640	986,640
Warrants to purchase common stock	55,000	55,000	55,000
Common stock options outstanding	8,542,607	8,112,859	8,032,296
Restricted stock units outstanding	2,465,125	3,335,076	4,383,735

Total	53,345,016	53,785,219	55,626,863

12. UNAUDITED PRO FORMA NET LOSS PER SHARE

Unaudited pro forma basic net loss per share is computed to give effect to the automatic conversion of all outstanding shares of the Company’s redeemable convertible preferred stock into common stock using the if-converted method as though the conversion had occurred as of the beginning of the period or the original date of issuance, if later, and the exercise of Series B warrants, resulting in the issuance of common stock. The pro forma share amounts also give effect to the RSUs subject to both service-based and liquidity event-related performance vesting conditions for which the service-based vesting condition had been satisfied as of                 on a weighted-average basis. As it relates to RSUs for which the service-based vesting condition was satisfied as of                 , the pro forma shares outstanding for the year ended                 includes the weighted-average issuance of                 shares of common stock.

The net loss used in computing unaudited pro forma basic net loss per share gives effect to remove losses resulting from the remeasurement of the Series B warrant liability. The net loss used in computing unaudited pro forma basic net loss per share does not give effect to the stock-based compensation expense associated with these RSUs. If the IPO had been completed on                 , the Company would have recognized approximately                 of stock-based compensation related to these RSUs on the effective date. Unaudited pro forma diluted net loss per share is the same as the unaudited pro forma basic net loss per share for the period as the impact of any potentially dilutive securities was anti-dilutive.

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

The following table presents the calculation of pro forma basic and diluted net loss per share (in millions, except share and per share data):

Year Ended December 31,
2019
Numerator:
Net loss attributable to common stockholders	$
Add: deemed dividend to redeemable convertible preferred stockholders
Add: change in fair value of redeemable convertible preferred stock warrant liability

Pro forma net loss attributable to common stockholders, basic and diluted	$

Denominator:
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted
Pro forma adjustment to reflect the automatic conversion of redeemable convertible preferred stock
Pro forma adjustment to reflect the assumed exercise and conversion of Series B warrants
Pro forma adjustment to reflect assumed vesting of RSUs with liquidity event-related performance vesting condition

Weighted-average shares used in computing pro forma net loss per share attributable to common stockholders, basic and diluted

Pro forma net loss attributable to common stockholders per share, basic and diluted	$

13. GEOGRAPHICAL INFORMATION

The Company believes it is relevant to disclose marketplace geographical revenue information on both a demand basis, determined by the ship-to address of the user, and on a supply basis, determined by the location of the merchants’ operations.

Marketplace revenue by geographic area based on the ship-to address of the user is as below (in millions):

	Year Ended December 31,
	2017(1)		2018(2)		2019(2)
Europe	$515	47%	$866	50%	$857	49%
North America(3)	460	42%	660	38%	675	38%
South America	42	4%	69	4%	89	5%
Other	84	7%	127	8%	143	8%

Total marketplace revenue	$1,101	100%	$1,722	100%	$1,764	100%

(1)	Revenue has not been adjusted to Topic 606 and is reported under Topic 605.
(2)	Revenue has been adjusted for the impact of Topic 606.
(3)	United States accounted for $402 million, $563 million and $562 million of marketplace revenue in 2017, 2018 and 2019, respectively.

China accounted for substantially all of marketplace and logistics revenue in 2017, 2018 and 2019, respectively, based on the location of the merchants’ operations.

The Company’s long-lived tangible assets, which consist of property and equipment, net and operating lease right-of-use assets, net, located in the United States were 93% and 94% of the total

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

long-lived tangible assets as of December 31, 2018 and 2019, respectively. The long-lived tangible assets outside the United States were located in Canada, China, and the Netherlands.

14. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for recognition and measurement purposes through August 28, 2020, which is the date that the consolidated financial statements and accompanying notes were available for issuance.

2010 Stock Plan

On May 5, 2020, the Company’s Board of Directors approved an increase in the shares reserved for issuance under the 2010 Stock Plan from 14,577,861 to 14,947,861 shares.

* * * * * *

******

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

                     Shares

ContextLogic Inc.

Class A Common Stock

Goldman Sachs & Co. LLC	J.P. Morgan	BofA Securities

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table presents the costs and expenses, other than underwriting discounts and commissions, payable in connection with this offering. All amounts are estimates except the SEC registration fee, the FINRA filing fee and listing fee. Except as otherwise noted, all the expenses below will be paid by us.

SEC registration fee	$	*
FINRA filing fee		*
listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous fees and expenses		*

Total	$	*

*	To be completed by amendment.

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the Delaware General Corporation Law are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.

As permitted by the Delaware General Corporation Law, our amended and restated certificate of incorporation and amended and restated bylaws contain provisions relating to the limitation of liability and indemnification of directors and officers. The amended and restated certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	in respect of unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which the director derives any improper personal benefit.

Our amended and restated certificate of incorporation also provides that if Delaware law is amended after the approval by our stockholders of the certificate of incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law.

Our amended and restated bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with their service for or on our behalf. Our amended and restated bylaws provide that we shall advance the expenses incurred by a director or

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

officer in advance of the final disposition of an action or proceeding, and permit us to secure insurance on behalf of any director, officer, employee, or other enterprise agent for any liability arising out of his or her action in that capacity, whether or not Delaware law would otherwise permit indemnification.

We intend to enter into indemnification agreements with each of our directors and executive officers and certain other key employees, a form of which is attached as Exhibit 10.1. The form of agreement provides that we will indemnify each of our directors, executive officers and such other key employees against any and all expenses incurred by that director, executive officer, or other key employee because of his or her status as one of our directors, executive officers, or other key employees, to the fullest extent permitted by Delaware law, our restated certificate of incorporation and our amended and restated bylaws. In addition, the form agreement provides that, to the fullest extent permitted by Delaware law, we will advance all expenses incurred by our directors, executive officers and other key employees in connection with a legal proceeding.

Reference is made to the underwriting agreement contained in Exhibit 1.1 to this registration statement, indemnifying our directors and officers against limited liabilities. In addition, Section 1.9 of our amended and restated investors’ rights agreement (the “IRA”) contained in Exhibit 4.2 to this registration statement provides for indemnification of certain of our stockholders against liabilities described in our IRA.

We currently carry and intend to continue to carry liability insurance for our directors and officers.

Item 15. Recent Sales of Unregistered Securities

Since January 1, 2017 we have issued the following unregistered securities (after giving effect to the conversion of our common stock into Class B common stock).

Preferred Stock Issuances

In April 2017, we issued 539,428 shares of our Series F redeemable convertible preferred stock in a subsequent closing at a price per share of $64.88 per share to one accredited investor.

Between September 2017 and October 2017, we issued 1,687,319 shares of our Series G redeemable convertible preferred stock at a price per share of $134.53 to 15 accredited investors.

In March 2019, we issued 943,548 shares of our Series H redeemable convertible preferred stock at a price per share of $169.57 to two accredited investors.

Plan-Related Issuances

From January 1, 2017 through July 31, 2020, we issued to our directors, officers, employees, consultants, and other service providers an aggregate of 1,090,780 shares of our Class B common stock at per share purchase prices ranging from $0.01 to $55.56 pursuant to exercises of options granted under our 2010 Stock Plan.

From January 1, 2017 through July 31, 2020, we granted to our directors, officers, employees, consultants, and other service providers an aggregate of 4,132,640 RSUs, to be settled in shares of our Class B common stock under our 2010 Stock Plan.

In April 2019, we issued to a former consultant an aggregate of 23,334 shares of our Class B Common Stock at a price per share of $0.68 pursuant to a stock grant under our 2010 Stock Plan.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. We believe that the offers, sales and issuances of the above securities were exempt from registration under the Securities Act by virtue of Section 4(a)(2) of the

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

Securities Act or Regulation D promulgated thereunder as transactions by an issuer not involving any public offering, or in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act because the transactions were pursuant to compensatory benefit plans or contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate information about us or had adequate access, through their relationships with us, to information about us.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits.

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

3.1	Restated Certificate of Incorporation of the Registrant, as amended, as currently in effect.

3.2*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be effective upon completion of this offering.

3.3	Bylaws of the Registrant, as currently in effect.

3.4*	Form of Amended and Restated Bylaws of the Registrant, to be effective upon completion of this offering.

4.1*	Form of Registrant’s Class A common stock certificate.

4.2	Amended and Restated Investors’ Rights Agreement, dated March 18, 2019 by and among the Registrant and the other parties thereto.

4.3	Warrant to Purchase Series B Preferred Stock, issued to Formation8 Partners Fund I, L.P., dated August 1, 2016.

4.4	Warrant to Purchase Common Stock, issued to Silicon Valley Bank, dated May 13, 2014.

5.1*	Opinion of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP.

10.1*	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.

10.2	2010 Stock Plan, as amended, and forms of agreements thereunder.

10.3*	2020 Equity Incentive Plan and form of agreements thereunder.

10.4*	2020 Employee Stock Purchase Plan.

10.5*	Offer Letter, dated , between the Company and Peter Szulczewski.

10.6*	Offer Letter, dated , between the Registrant and Rajat Bahri.

10.7*	Offer Letter, dated , between the Registrant and Devang Shah.

10.8*	Offer Letter, dated , between the Registrant and Thomas Chuang.

10.9*	Offer Letter, dated , between the Registrant and Pai Liu.

21.1*	Subsidiaries of the Registrant.

23.1*	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.

23.2*	Consent of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP (contained in Exhibit 5.1).

24.1	Power of Attorney (included on signature page).

*	To be provided by amendment.

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

(b) Financial Statement Schedules.    All schedules have been omitted because the information required to be presented in them is not applicable or is shown in the consolidated financial statements or related notes.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on this     day of                 ,                .

CONTEXTLOGIC INC.

Rajat Bahri Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Peter Szulczewski, Rajat Bahri, and Devang Shah, and each of them, as his or her true and lawful attorney-in-fact and agent with full power of substitution, for him or her in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments) and any registration statement related thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought, and to file the same, with all exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Peter Szulczewski	Chief Executive Officer and Chairperson (principal executive officer)

Rajat Bahri	Chief Financial Officer (principal financial and accounting officer)

Ari Emanuel	Director

Joe Lonsdale	Director

Tanzeen Syed	Director

Stephanie Tilenius	Director

Hans Tung	Director